THE PROGRESSIVE CORPORATION

Notice of Annual Meeting of Shareholders and 2023 Proxy Statement including the 2022 Annual Report to Shareholders

CONTENTS



NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Progressive Corporation (NYSE:PGR) will hold its Annual Meeting of Shareholders on Friday, May 12, 2023, at 10:00 a.m., eastern time. The meeting will be held by online audio webcast only. There will be no physical location for the meeting. You will be able to attend the Annual Meeting, vote, and submit your questions during the meeting via live audio-only webcast by visiting virtualshareholdermeeting.com/PGR2023. To participate in the Annual Meeting, you must have your 16-digit control number that is shown on your proxy card. You will not be able to attend the Annual Meeting in person.

At the Annual Meeting, shareholders will be asked to:

1. Elect as directors the 12 nominees identified in the attached Proxy Statement, each to serve for a term of one year;

2. Cast an advisory vote to approve our executive compensation program;

3. Cast an advisory vote on the frequency of the advisory vote to approve our executive compensation program;

4. Ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2023; and

5. Transact such other business as may properly come before the meeting.

The foregoing items of business are described more fully in the Proxy Statement accompanying this Notice. Only shareholders of record of The Progressive Corporation at the close of business on March 17, 2023, are entitled to receive notice of and to vote at the meeting or any adjournment or postponement of the meeting.

Your vote is important. Whether or not you plan to participate in the meeting via the live audio-only webcast, please vote by Internet or telephone (following the instructions on the enclosed proxy card), or by completing and returning the proxy card in the enclosed postage-paid envelope. If you later choose to revoke your proxy or change your vote, you may do so by following the procedures described in the "Questions and Answers about the Annual Meeting and Voting" section in the attached Proxy Statement.

By Order of the Board of Directors,

Daniel P. Mascaro, *Secretary*

March 27, 2023

**The Proxy Statement and the 2022 Annual Report to Shareholders
are also available at progressiveproxy.com**

A MESSAGE FROM THE BOARD OF DIRECTORS

March 27, 2023

Coming into 2022, many of us were cautiously optimistic that the year would bring initial steps toward a more normal operating environment for Progressive and the world at large, although we did not necessarily anticipate a quick turnaround given the depth of the turbulence that we had seen over the prior couple of years. Well, it's a good thing that Progressive people enjoy a good challenge, because 2022 ended up being full of them! Whether it was the business impacts of inflation and investment volatility, rapidly changing driving behavior as pandemic restrictions continued to ease, or the largest catastrophe in company history (Hurricane Ian), the company and its employees once again demonstrated their talent for proactive and forward-thinking problem solving. Despite these challenges, the team achieved impressive results and positioned the company for future success.

It is the Board's job both to oversee the "here and now" and to focus on longer-term opportunities and challenges, and our work in 2023 reflects those dual responsibilities. We were actively involved in advising and supporting management, monitoring results, overseeing risks and controls, and staying close to developments in the business by receiving regular reports about a wide variety of operating metrics as well as hearing "deep dive" presentations at Board meetings. Tricia and her senior team provided frequent updates between meetings.

At the same time, our annual program of work ensured that we spent ample time on three critical areas of long-term Board oversight: strategy, the evolving risk environment, and the bench of leadership talent for the future.

As always, this space does not permit a detailed recitation of the Board's activities, but we want to highlight a few areas.

• Our annual multi-day, deep dive on the company's strategy took place early in the year, just as some of the economic disruptions were coming into focus. It provided not only an excellent opportunity to evaluate and provide feedback on management's current and longer-term plans, but also to probe and question those plans against the dynamic environment unfolding around us. The immersion in strategy and detailed presentations from each member of senior management provided a valuable foundation to on-going discussions and decisions throughout the year.

• One of the major responsibilities of the Board is the oversight of risk and risk management activities. Progressive has a very well-developed risk management process and risk framework that is used to identify and monitor the risks in the business, articulate risk appetites and track risk mitigation activities. It is a living document under constant review and amendment as conditions change. At the Board, oversight of the risk management process itself is the responsibility of the Audit Committee. Oversight of major categories of operating risks has been assigned to the Board committees best suited to address them. For example, consideration of financial statement and internal control risks rests with the Audit Committee. Cybersecurity risks are overseen by the Technology Committee. The Investment and Capital Committee has active oversight of investment risk. Each committee reports on its activities to the full board on a regular basis. In addition, at least once a year, the Board receives a comprehensive presentation on risk management activities and their evolution from the prior year.

• While we have written at length in the past about the company's operating activities, we do not often write about our oversight of investment activities, but they are a critical aspect of Progressive's strength and competitive position. The Progressive Capital Management group manages a pool of capital in excess of $50 billion that meets regulatory obligations, provides additional capital to mitigate risk in the business and, equally importantly, provides a platform that enables Progressive to grow its businesses. Investment markets in 2022 were exceptionally challenging as the outlook for interest rates changed, inflation expectations gyrated, and the likelihood of recession remained a subject of debate. Through the Investment and Capital Committee, the Board oversees the asset allocation, risk positioning and results of the investment portfolio and provides advice and support to the investment team. In addition, the full board hears detailed presentations directly from the investment team about market conditions, investment strategy, talent development, investment results and other topics in an annual visit to the capital management team's offices.

- The final – and perhaps most important – area of Board focus is talent development and succession planning throughout the organization. We often discuss this topic in detail with senior executives and receive an annual presentation from Tricia and the team that reviews talent acquisition, training, retention and development in detail. We also seek to see future leaders for ourselves, so we encourage regular opportunities for high performers to present directly to the Board and its committees. These sessions typically involve a subject matter expert presenting in their area of expertise, which not only enhances our understanding of the many complex topics faced by the company, but just as importantly, gives us the chance to assess these senior leaders' knowledge and skills and, more broadly, their potential to become future leaders. From this perspective, we are continually impressed with the quality and diversity of the management "bench" available and rigorous approach to leadership development that Progressive demonstrates. We believe it to be a huge competitive advantage.

We are pleased to have the many challenges of 2022 behind us and enter the new year hopeful, once again, for improvements that will benefit Progressive, the broader economic environment, and the world at large. We do so, however, with open eyes that the ongoing challenges, and unexpected obstacles, will undoubtedly require further active and nimble responses by Progressive. We embrace this uncertainty and look forward to continuing to work hard for the company's shareholders and other stakeholders.

We would like to thank Progressive's employees for their hard work and customer focus during these trying times. We would also like to thank shareholders for your continuing ownership interest in The Progressive Corporation.

On behalf of the Board of Directors,

Lawton W. Fitt

Lawton W. Fitt
Chairperson of the Board

THE PROGRESSIVE CORPORATION
PROXY STATEMENT
TABLE OF CONTENTS

THE PROGRESSIVE CORPORATION
PROXY STATEMENT

GENERAL INFORMATION REGARDING PROXY MATERIALS AND THE ANNUAL MEETING OF SHAREHOLDERS

The Board of Directors (Board) of The Progressive Corporation (NYSE:PGR) (Progressive or Company) provides this Proxy Statement to you to solicit your proxy to act upon the matters outlined in the accompanying Notice of Annual Meeting of Shareholders, each described in more detail in this document.

The Annual Meeting will take place on Friday, May 12, 2023, at 10:00 a.m., eastern time, via a live audio-only webcast that is available at virtualshareholdermeeting.com/PGR2023. There will be no physical meeting location and the meeting will only be conducted via the live audio-only webcast to allow for greater participation by all of our shareholders, regardless of their geographic location. Your proxy also may be voted at any adjournment or postponement of the meeting.

The proxy card, this Proxy Statement, and Progressive's 2022 Annual Report to Shareholders will be mailed to shareholders beginning on or about March 27, 2023.

All proxies that are properly completed and submitted over the Internet or by telephone, and all properly executed written proxies, will be voted at the meeting in accordance with the directions given by the shareholder, unless the shareholder properly revokes their proxy before voting occurs at the meeting. If a shareholder executes and delivers their proxy card without directions on how to vote their shares, then the shares represented by the proxy card will be voted as recommended by the Board.

Only shareholders of record of The Progressive Corporation's common shares, $1.00 par value, at the close of business on March 17, 2023, the record date, are entitled to receive notice of and to vote at the meeting or any adjournment or postponement of the meeting. Each shareholder on the record date is entitled to one vote for each of our common shares held by the shareholder. On the record date, we had 585,366,448 common shares outstanding.

For additional information regarding the proxy materials and the Annual Meeting, see "Questions and Answers About the Annual Meeting and Voting" in this Proxy Statement.

> **WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, THE BOARD OF DIRECTORS STRONGLY ENCOURAGES YOU TO VOTE YOUR SHARES BY PROXY PRIOR TO THE MEETING. YOUR VOTE IS IMPORTANT. PLEASE FOLLOW THE VOTING INSTRUCTIONS CAREFULLY TO MAKE SURE THAT YOUR SHARES ARE VOTED APPROPRIATELY.**

PROXY STATEMENT SUMMARY

This summary highlights certain information contained in this Proxy Statement. It also highlights our approach to sustainability, environmental (including climate change), social, and governance (ESG) initiatives, summarizes our human capital management efforts, provides a brief description of our 2022 business performance, and summarizes stakeholder engagement efforts. It does not contain all of the information you should consider when voting your shares. *Please read the entire Proxy Statement and Annual Report to Shareholders carefully before voting.* For additional information about how to vote your shares, including voting options and standards, see "Questions and Answers about the Annual Meeting and Voting" in this Proxy Statement.

VOTING MATTERS AND BOARD RECOMMENDATION

Item Number	Voting Matter	Board Recommendation
1	Elect as directors the 12 nominees identified in this Proxy Statement, each to serve for a term of one year	FOR each nominee
2	Cast an advisory vote to approve our executive compensation program	FOR
3	Cast an advisory vote on the frequency of the advisory vote on our executive compensation program	ONE YEAR
4	Ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2023	FOR

NOMINEES FOR DIRECTOR

The Board has nominated 12 directors, 11 of whom are current directors and one of whom is a new nominee, with a broad and complementary set of skills, experiences, backgrounds, and perspectives.

Diversity



Gender	Ethnicity	Age	Tenure	Independence
50% Women	**17%** Ethnically Diverse	**63.0** Average Age	**10.1** Average Tenure	**92%** Independent

● Black/African American   ● 40's ● 50's ● 60's ● 70's   ● <5 years ● 5-15 years ● >15 years

Skills and Experiences



Accounting and Finance — 8	Leadership — 12
Corporate Governance — 9	Retail/Marketing — 7
Highly Regulated Businesses — 7	Risk Management — 10
Insurance/Financial Services — 7	Technology/Cybersecurity — 5
Investment & Capital Management — 7	

CORPORATE GOVERNANCE HIGHLIGHTS

Corporate Governance Practices

We are committed to meeting high standards of ethical behavior, corporate governance, and business conduct. Some of our corporate governance practices include:

Effective Structure and Composition	Additional Practices and Policies	Shareholder Rights
✓ Independent, experienced Chairperson	✓ Robust director stock ownership guidelines	✓ Single class voting
✓ Independent committee leadership and strong independent committee membership	✓ Established Board and committee risk oversight practices	✓ Annual election of all directors
✓ A diverse and highly qualified Board	✓ Board technology/cybersecurity expertise and oversight	✓ Majority voting in uncontested director elections
✓ Five new directors and one new nominee in the last six years, four of which are women and two are ethnically diverse	✓ Environmental (including climate change), social, and governance (ESG) oversight and reporting	✓ Proxy access available
✓ Mandatory director retirement policy (no exemptions or waivers within the past three years)	✓ Diversity, equity, and inclusion (DEI) oversight and reporting	✓ No poison pill
✓ Independent directors meet regularly without management	✓ Ongoing director education	
✓ Restrictions limiting the number of public company boards on which a director may serve	✓ Annual Board and committee evaluation process	

Board Risk Oversight

The Board is ultimately responsible for overseeing our risk profile and risk management processes. To facilitate these responsibilities, the Board assigns certain risk oversight responsibilities to each of its main committees through each committee's charter. The committees continue to undertake the increasingly detailed oversight work for which they are responsible, to interact with and oversee management, and to report back significant matters to the full Board. A more detailed discussion of this oversight function is contained in the "Board Risk Oversight" section of this Proxy Statement.



Board of Directors

Audit Committee
- Financial statements
- Financial controls
- Internal & external auditing
- External reporting
- Enterprise risk management program and Management Risk Committee
- Major risk exposures not covered by another committee

Compensation Committee
- Companywide compensation plans & programs
- Executive officer compensation
- Director compensation
- DEI

Investment and Capital Committee
- Investment operations
- Capital plan & structure
- Strategic investments

Nominating and Governance Committee
- Corporate governance
- Board composition
- Succession planning
- Public policy activities
- Stakeholder concerns
- ESG activities, including climate change

Technology Committee
- Use of technology in executing the company's business strategies
- Data privacy
- Cybersecurity

ESG HIGHLIGHTS

Sustainability and ESG initiatives have been an integral part of the company's business. Our Core Values (Integrity, Golden Rule, Excellence, Objectives, and Profit), first introduced in 1987, are a cornerstone of our business and, as such, the tenets of sustainability have evolved naturally as we work to not only grow our business, but also to support our customers, community, and employees.

The Board's Approach

The Board and its committees oversee the assessment and management of various sustainability and ESG matters. In their oversight role, our directors ask questions, probe our thinking, provide strategic input, and give guidance informed by their diverse skills and experiences. The following chart highlights some of our Board's involvement with these matters.

Audit Committee
- Oversees our risk management programs, which address climate change and our reinsurance programs
- Oversees the independent attestation of our Scope 1 and 2 location-based greenhouse gas emissions related to our carbon neutrality goal

Compensation Committee
- Approves overall compensation strategy
- Reviews Say on Pay vote results
- Oversees our DEI efforts

Nominating and Governance Committee
- Oversees our ESG activities, including climate change
- Oversees political spending & reporting
- Oversees shareholder engagement efforts

Technology Committee
- Oversees data privacy and our cybersecurity program
- Reviews talent assessments and workforce strategies in the IT group

Our Sustainability Efforts

At Progressive, we aim to take a forward-looking approach to everything we do, from the products we offer to the way we interact with the world around us. We work to drive sustainable change for our shareholders, employees, agents, communities, and the millions of customers who trust us to protect what is important to them. As our efforts evolve with the world around us, we expect to adapt our sustainability reporting.

Our most recent Corporate Sustainability Report was prepared with guidance from the Nominating and Governance Committee, our executive leadership, and various subject matter experts. The report was informed by elements from various reporting frameworks, namely the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-Related Financial Disclosure (TCFD), and includes indices to each of these reporting frameworks. The report provides information regarding our philosophy and practices on a number of topics, including:

Governance
- Risk management, cybersecurity, data privacy, purchasing/procurement

Human capital management
- Overall strategy, DEI, and pay equity

Social capital
- Community outreach and contributions, public advocacy, and public policy

Environmental stewardship
- Energy and carbon emissions management and reduction efforts, waste management efforts, and greenhouse gas emission reduction goals

To review our most recent Corporate Sustainability Report, please visit our sustainability site at investors.progressive.com/sustainability-reports. The report and any other information on the sustainability site are not incorporated by reference in, and do not form part of, this Proxy Statement or any other SEC filing.

Spotlight on Environmental Stewardship

We continue to make increasing efforts to reduce carbon emissions and operate efficiently in all aspects of our business. We report our environmental efforts to inform our stakeholders of the efforts we are making, the initiatives and steps taken, and the forward movement on our commitments. We continue to advance our environmental stewardship efforts by seeking investments in green energy usage for our facilities, exploring opportunities to shift toward a lower-emissions vehicle fleet, and reducing paper correspondence with our customers. We believe that if we can yield positive environmental results from our business operations, we can create a sustainable business in line with our Core Values.

As we look forward to the future, we are excited to continue to be responsible environmental stewards. Recently we announced a **goal of carbon neutrality by the end of 2025 for Scopes 1 and 2,** which will help set the path to net-zero in the following decade. To enhance our accountability, we engaged an independent third party to provide limited assurance on our Scope 1 and Scope 2 location-based greenhouse gas emissions reporting.

HUMAN CAPITAL MANAGEMENT

We believe that our people and our culture remain our most significant competitive advantage, and that having the right people working together in the right way is critical to driving our results, building our enduring business, and creating long-term shareholder value. Our culture is deeply rooted in our Core Values and is the foundation for our human capital management strategies to attract, retain, and motivate highly qualified employees.

Our People

We believe that our culture and continued success has enabled us to attract, engage, and retain highly talented people in diverse markets and from a broad range of backgrounds and experiences.

Attract and Hire   We employ extensive recruiting practices with a goal of developing qualified and deep candidate pools and attracting candidates from both established and new sources. We believe that our recruitment efforts generally have enabled us to present diverse and high-potential pools of job candidates to our hiring managers. In turn, we train our hiring managers about identifying and avoiding unconscious biases they may have during the interview and selection process and the importance of employing individuals with different kinds of experiences and backgrounds. We believe these strategies collectively enhance our applicant pools and contribute to our continued success.

Engage and Retain   We understand that engaged employees are more productive, provide better service to our customers and are more likely to stay with Progressive. Each year, we survey our people to measure their engagement. We use the results, along with other information, to evaluate our human capital strategies and the health of our culture.

Employee retention is an important part of our strategy. Promoting from within is also a key part of our strategy. Many of our leaders, including most current executive team members, joined Progressive in a more junior position and advanced to significant leadership positions within the organization.

Demographic Data   We publish employee and manager demographic information on our website and update this data on an annual basis. We also disclose our consolidated EEO-1 data online.

As of December 31, 2022, we had about 55,100 employees, of which 59% were women and 39% were people of color. We also had over 1,000 senior leaders, of which 39% were women and 17% were people of color.

Supporting our People and Culture

We strive to support our employees by providing challenging work experiences, career opportunities, and a culture of learning. We are focused on coaching and development, which we believe promotes greater engagement in our business and improved individual performance.

Training and Development   We actively foster a learning culture and offer several leadership development programs, including our Multicultural Leadership Development Program. Moreover, our personal development strategy, "Own It," encourages employees to take control of their career through team-building exercises, coaching techniques, and communication strategies. Available to new and tenured employees, our learning solutions are tailored to both individual contributors and leaders and cover a broad swath of skills and competencies.

ERGs   Over a decade ago, our first employee resource groups (ERGs) were created to help build communities for our employees with common backgrounds, life experiences, interests, and professional goals. In the time since their inception, our nine ERGs have grown in both influence and size with 43% of Progressive people belonging to at least one of the following ERGs as of December 31, 2022:
- Asian American Network
- Disabilities Awareness Network
- LGBTQ+ Network
- Military Network
- Network of Empowering Women
- Parent Connection
- Progressive African American Network
- Progressive Latin American Networking Association
- Young Professionals Network

Compensation and Benefits   As part of employee compensation, nearly all Progressive people participate in our annual cash incentive program named Gainshare, which measures the growth and profitability of our insurance businesses. We believe Gainshare contributes to the cooperative and collaborative way we work together and, in part, defines our culture. We also monitor overall pay equity among employees with similar performance, experience, and job responsibilities, and publish the results annually on our DEI website. Additionally, our employee benefits are intended to be competitive and to support the needs of our people and their families. We invest in physical, emotional, and financial health of Progressive people by providing a broad range of benefits.

Diversity, Equity, and Inclusion

We believe that in order to be consumers', agents', and business owners' number one destination for insurance and other financial needs, we need to anticipate and understand the needs of our customers. Therefore, we seek to be diverse in our employee demographics, experiences, and perspectives.

Our commitment to diversity starts at the top with our highly skilled and diverse Board, as discussed above. We are one of the few public companies with a female CEO, as well as a female independent Board Chairperson. Our DEI efforts are overseen by our Compensation Committee on behalf of the entire Board, and those efforts are implemented at all levels of the organization.

Our efforts focus on four primary objectives, which have been in place for several years:
• To maintain a fair and inclusive work environment
• To reflect the customers we serve
• For our leaders to reflect the people they lead
• To contribute to our communities

In line with this focus, in 2020 we introduced an ambitious goal to double the representation of people of color in senior leadership from 10% to 20% by the end of 2025. During 2022, we increased this senior leadership representation from 16% to 17%, more than halfway to our goal.

We support DEI awareness among our employees in several ways. This includes hosting an annual weeklong event focused on diversity and inclusion, where employees have the opportunity to attend webinars and panel discussions, take part in group activities, listen to podcasts featuring Progressive employees, and more. We also have DEI leadership job objectives for our executive team and managers aimed at fostering a diverse and inclusive workplace. Moreover, we support efforts to contribute to our communities, through our Keys to Progress® programs (which include providing vehicles to veterans and furnishing homes for individuals emerging from homelessness), our various education and engagement efforts, and our financial contributions to various community organizations.

For over 20 years, we have also contributed to The Progressive Insurance Foundation, which provided matching funds to eligible 501(c)(3) charitable organizations to which employees contributed. To more broadly represent our employees and their communities, in 2020, The Progressive Insurance Foundation began funding national charitable organizations identified by our Employee Resource Groups and, beginning mid-2022, through the Name Your Cause program each employee can recommend that the Foundation give a minimum of $100 to a charity of their choice, without requiring an out-of-pocket donation from the employee. This is the Foundation's way of supporting more causes and reaching more communities across the country where Progressive's people, and its customers, live and work.

We know we still have much more work to do, but we are committed to these efforts. To learn more visit our DEI site at progressive.com/about/diversity-and-inclusion. The information on the DEI site is not incorporated by reference in, and does not form part of, this Proxy Statement or any other SEC filing.

See "Compensation Discussion and Analysis – The Role of Diversity, Equity, and Inclusion" for more information.

2022 BUSINESS PERFORMANCE HIGHLIGHTS

As a property-casualty insurance company, we have earnings streams from both underwriting activity and investment activity. During 2022, we wrote $4.7 billion more in net premiums, compared to 2021, and added 0.9 million policies in force to end the year at $51.1 billion in net premiums written and 27.4 million policies in force. Despite the business challenges during 2021 that continued into 2022, we recognized an underwriting profit margin of 4.2%, or $2.1 billion of pretax underwriting profit. While our underwriting margin decreased 0.5 points in 2022, primarily driven by higher catastrophe losses and higher loss severity, partially offset by significant rate increases and lower frequency, it exceeded our companywide profitability target of 4% for 2022.

Changes in the value of our equity securities, which represented 7.5% of the fair value of our investment portfolio at December 31, 2022, are reflected in net income. Consistent with market trends and decreases in market valuations of our equity security portfolio, in 2022, net income included total net realized losses on securities of $1.9 billion and our fully taxable equivalent total return was (7.8%).

During 2022, we returned aggregate dividends of $0.40 per common share to our shareholders, representing our $0.10 per common share quarterly dividends, and repurchased 0.9 million of our common shares at an average cost of $115.44 per common share. The Board decided not to declare an annual-variable dividend for 2022 after assessing our capital position, existing capital resources, and expected future capital needs, including the then current market conditions that could present opportunities for further growth in 2023. We ended 2022 with $22.3 billion of total capital and a debt-to-total capital ratio of 28.7%.

Following are a few key performance metrics for 2022:

Net premiums written growth	10%
Policies in force growth	3%
Combined ratio	95.8
Underwriting profit margin	4.2%
Returns on average common shareholders' equity:	
Net income	4.4%
Comprehensive income (loss)	(13.5)%
Net income	$0.7 billion
Net income per common share	$ 1.18
Declared common shareholder dividends	$0.2 billion
Repurchased common shares	$0.1 billion

We encourage you to review our Annual Report to Shareholders for additional information on our 2022 performance and our financial results.

EXECUTIVE COMPENSATION HIGHLIGHTS

We believe that our executive compensation program, including the closely aligned companywide annual cash incentive program we call Gainshare, has been a critical component of our strong operating results and, in turn, shareholder returns in recent years. We believe this program's structure supports a strong pay-for-performance linkage. Our Gainshare program has paid out an average of 164% of target over the last five-year period and, for 2022, paid out at 86% of target, which reflected the challenging year in terms of both profitability and growth. Regarding our performance-based equity awards, we have grown faster than the market for the business lines we measure, resulting in the vesting of these awards above targets in each of the past five years.

Our executive compensation program is overseen by the Compensation Committee of the Board. Compensation Committee decisions are made after considering third-party compensation data for comparable companies, internal analyses, and recommendations presented by management. The executive compensation decisions for executive officers generally represent the culmination of extensive analysis and discussion, which typically take place over the course of multiple committee meetings and in meetings between the committee and management, including our CEO, our Chief Human Resources Officer, members of our compensation and law departments, and sometimes compensation consultants.

Our executive compensation program has a number of important structural features and guiding policies, including following these executive compensation practices:

What We DO Have

✓ Independent Compensation Committee that establishes compensation for executive officers

✓ Heavy weighting of at-risk "pay for performance" compensation

✓ Typically below market base salary with opportunity to exceed median with strong performance

✓ Stock ownership guidelines

✓ Clawback/forfeiture provisions (including restatements and reputational harm)

✓ DEI-related goal embedded into each executive officer's job objectives, which factors into setting overall annual target compensation

What We DON'T Have

✘ Employment agreements

✘ Guaranteed salary increases or bonuses

✘ Hedging/pledging of our stock

✘ "Timing" of equity awards

✘ Single-trigger change in control benefits

✘ Pension plan or supplemental retirement benefits provided to executives

STAKEHOLDER ENGAGEMENT

We seek to provide transparency into our business, our performance, our strategic priorities, our governance practices, and how our Core Values guide our decisions and support our culture. We share information with our stakeholders in a variety of ways, including monthly earnings releases, quarterly earnings calls, annual shareholder meetings, quarterly letters from our CEO, and annual letters from our Chairperson of the Board.

We recognize the value in maintaining open lines of communication with our stakeholders and engage with our stakeholders throughout the year to:
* provide visibility and transparency into our business, our performance, and our corporate governance, ESG, and compensation practices;
* discuss with our investors the issues that are important to them, hear their expectations for us, and share our views; and
* assess emerging issues that may affect our business, inform our decision making, and enhance our corporate disclosures.

ITEM 1: ELECTION OF DIRECTORS

Our Code of Regulations establishes the number of directors at no fewer than five and no more than 13. The number of directors has been fixed at 12, and there are currently 12 directors on the Board. As stated in our Corporate Governance Guidelines, the Board may change the size of the Board from time to time depending on its needs and the availability of qualified candidates. In this proposal, we are asking shareholders to elect as directors the 12 nominees named below.

Each director elected will serve a one-year term and until their successor is duly elected. If, by reason of death or other unexpected occurrence, any one or more of the nominees named below is not available for election, the proxies will be voted for substitute nominee(s), if any, as the Board may propose.

NOMINEES FOR DIRECTOR

Based upon a recommendation from the Board's Nominating and Governance Committee, the Board has nominated the following persons for election to the Board of whom 11 are current directors and one is a new nominee:

- Danelle M. Barrett
- Philip Bleser
- Stuart B. Burgdoerfer
- Pamela J. Craig
- Charles A. Davis
- Roger N. Farah
- Lawton W. Fitt
- Susan Patricia Griffith
- Devin C. Johnson
- Jeffrey D. Kelly
- Barbara R. Snyder
- Kahina Van Dyke

Information regarding the nominees can be found below under "– Director Nominee Highlights" and " – Director Nominee Information."

> **The Board of Directors recommends that you vote FOR the election of each nominee.**

DIRECTOR NOMINEE SELECTION PROCESS

The Board is responsible for recommending director candidates for election by the shareholders and for electing directors to fill vacancies or newly created directorships. The Board has delegated the screening and evaluation process for director candidates to the Nominating and Governance Committee, which identifies, evaluates, and recruits highly qualified director candidates and recommends them to the Board.

Qualifications, Experiences, and Skills

The Nominating and Governance Committee evaluates each director candidate individually when considering whether the candidate should be nominated to serve on the Board. The committee will give due consideration to factors deemed relevant by the committee or the Board, including whether the candidate possesses the general qualities required to serve successfully as a director, including: intelligence, thoughtfulness, diligence, judgement, character, and commitment.

The committee reviews the candidate's relevant experiences, the extent of their demonstrated excellence and success in their chosen career and the specific attributes, skills, talents, or knowledge the candidate would be expected to add to the Board.

In addition to the qualifications that each director nominee must have, the Board believes that one or more of its Board members should possess the following experiences and expertise because of their particular relevance to the company's business, strategy and structure. These experiences and expertise were considered by the committee in connection with this year's director nomination process:

- Accounting & Finance
- Corporate Governance
- Highly Regulated Businesses
- Insurance/Financial Services
- Investment & Capital Management
- Leadership
- Retail/Marketing
- Risk Management
- Technology/Cybersecurity

The committee also considers the company's and the Board's needs, the qualifications of other available candidates, and how the addition of the candidate to, or the continued service on, the Board would enhance the Board's overall diversity and capabilities.

Diversity

The Board's policy is to include individuals with a wide variety of tenure, talents, skills, experiences, and perspectives, in addition to considering demographic criteria such as race, ethnicity, sexual orientation, gender, nationality, age, and disability, whenever possible. The directors believe that such diversity provides the Board with broader perspectives, a wide array of thoughts and ideas, and insight into the views and priorities of our diverse investor, customer, agent, and employee bases.

The committee's work in recruiting new members will continue to reflect their commitment to achieve such diversity. To evaluate the impact of the addition of a candidate on the diversity of the Board, the committee considers how distinct the candidate's background, experiences, skills, and personal characteristics are from those of the incumbent directors and whether the candidate would bring a unique perspective to the Board. The committee assesses the effectiveness of its practices for consideration of diversity in nominating director candidates by periodically analyzing the diversity of the Board as a whole and, based on that analysis, determining whether it may be desirable to add to the Board a director with a certain type of background, talent, experience, personal characteristic, skill, or a combination thereof.

Other Public Company Board Commitments

The Board expects that each director will devote sufficient time and effort as necessary to serve as a director and as a member of the Board's committee(s) to which the director may be assigned.

Therefore, in accordance with our Corporate Governance Guidelines:

- directors that are actively involved in an executive capacity with the company or another publicly held company can sit on no more than two public companies' boards in addition to the company (excluding subsidiaries or companies in which the director's employer holds an investment); and
- directors that are not actively involved in management of the company or another company (including a non-executive board chairperson) can sit on no more than four public companies' boards in addition to the company.

Director commitment levels are reviewed at least annually to confirm that each director has sufficient time to perform their duties.

DIRECTOR NOMINEE HIGHLIGHTS
Director Nominee Diversity

We are one of a few companies in the Fortune 500 with a female CEO, as well as a female independent Board chairperson. The nominees include a diverse mix of directors.

50% Women	**17%** Ethnically Diverse	**63.0** Average Age	**10.1** Average Tenure	**92%** Independent

Director Nominee Experiences, Qualifications, Attributes, and Skills

The Board believes that it is desirable that the following experiences, qualifications, attributes, and skills be possessed by one or more of its Board members because of their particular relevance to the company's business and structure, and these were all considered by the Nominating and Governance Committee in connection with this year's director nomination process:

        

	Accounting & Finance	Corporate Governance	Highly Regulated Businesses	Insurance/ Financial Services	Investment & Capital Management	Leadership	Retail/ Marketing	Risk Management	Technology/ Cybersecurity
Danelle M. Barrett		●	●			●		●	●
Philip Bleser	●	●	●	●	●	●	●	●	
Stuart B. Burgdoerfer	●	●			●	●	●	●	
Pamela J. Craig	●	●			●	●		●	●
Charles A. Davis	●	●	●	●	●	●		●	
Roger N. Farah	●	●			●	●	●	●	
Lawton W. Fitt	●	●	●	●	●	●		●	
Susan Patricia Griffith		●	●	●		●	●	●	
Devin C. Johnson	●					●	●		●
Jeffrey D. Kelly	●	●	●	●	●	●		●	
Barbara R. Snyder			●	●		●	●	●	●
Kahina Van Dyke			●	●	●	●	●		●

DIRECTOR NOMINEE INFORMATION

The following information is provided for each nominee and includes descriptions of each nominee's specific experience, qualifications, attributes, and skills that led the Nominating and Governance Committee and the Board to conclude that the nominee should serve on the Board. Unless otherwise indicated, each nominee has held the principal occupation indicated for more than five years. Current directorships and former directorships (held during the last five years) at other public companies are also shown. The term of each current director expires at the Annual Meeting.

Name (Age)	Principal Occupation, Business Experience, and Qualifications	Other Directorships
Danelle M. Barrett (55) Director since: Not Applicable 	U.S. Navy, Rear Admiral, Retired; Cybersecurity Division Director and Deputy Chief Information Officer (military) Danelle M. Barrett has been nominated to serve as one of our directors. Prior to retiring, Rear Admiral Barrett served in Navy leadership positions for 30 years. She most recently served as the Navy Cybersecurity Division Director and Deputy Chief Information Officer on the Chief of Naval Operations staff from 2017 to 2019, where she led the U.S. Navy's strategic development and execution of digital and cybersecurity efforts including key enterprise information technology modernization improvements to enhance warfighting and business operations. Rear Admiral Barrett also held several prior leadership positions including Director of Current Operations at the U.S. Cyber Command and the Chief of Staff at the Navy Information Forces Command. She received her commission as an officer from the U.S. Naval Reserve Officer Training Corps. In addition to holding a M.A. in National Security Strategic Studies from the U.S. Naval War College, she also holds a M.S. in Information Management and two additional M.A.s in Management and Human Resource Development. In addition to her current and past service as a director of two public companies, including serving as a member of their compensation and governance committees, Rear Admiral Barrett brings to the Board extensive leadership and operational experiences in complex cybersecurity matters, digital modernization and innovation, information technology systems, technology risk management, and strategic assessment, planning, and implementation.	Current ShoulderUp Technology Acquisition Corp Former KVH Industries, Inc.

Key Skills:

 Corporate Governance

 Highly Regulated Businesses

 Leadership

 Risk Management

 Technology/Cybersecurity

Name (Age)	Principal Occupation, Business Experience, and Qualifications	Other Directorships

Philip Bleser (68)

Director since: 2017



Retired; Chairman of Global Corporate Banking, JPMorgan Chase & Co., New York, New York (financial services)

Prior to retiring in 2016, Mr. Bleser served on the executive leadership team at JPMorgan Chase, a preeminent commercial bank and financial services company, where he led the firm's global corporate banking efforts. In these roles, Mr. Bleser's responsibilities included, among others, strategic direction and execution, risk management, and operations of a global, technology- and customer-driven corporate banking operation. Mr. Bleser also previously served on the board of a specialty retail company, enhancing his experience in the areas of public company governance and the operations of its audit and governance committees, as well as deepening his understanding of a consumer-facing retail business. Mr. Bleser also has earned a climate leadership certificate, enhancing the Board's oversight of climate risks and sustainable growth strategies. His financial and operational roles also position him well to be a valuable member of our Audit Committee as an Audit Committee Financial Expert.

Key Skills:

 Accounting & Finance    Corporate Governance

 Highly Regulated Businesses    Insurance/Financial Services

 Investment & Capital Management    Leadership

 Retail/Marketing   Risk Management

Current
None

Former
Francesca's Holding Corp.

Stuart B. Burgdoerfer (60)

Director since: 2009



Retired; Executive Vice President and Chief Financial Officer, L Brands, Inc., Columbus, Ohio (retailing) from April 2007 to August 2021; Interim Chief Executive Officer of VS NewCo (retailing) from May 2020 to February 2021

Mr. Burgdoerfer's experience includes work as a CPA at Deloitte, as a management consultant and in financial leadership roles at PepsiCo/YUM Brands subsidiary Pizza Hut, and as Senior Vice President of Finance at The Home Depot. He was the Executive Vice President and Chief Financial Officer of L Brands from April 2007 through August 2021, and served from May 2020 through February 2021 as Interim Chief Executive Officer of L Brand's subsidiary Victoria's Secret (VS NewCo), expanding his executive and leadership responsibilities at this global retail company. Mr. Burgdoerfer's experience also includes service as a member of the Board of Trustees at Spelman College. Mr. Burgdoerfer's substantial experience in leadership roles as a financial professional and senior executive also enhances the Board's financial expertise and adds great value to the Audit Committee as the Committee Chair and an Audit Committee Financial Expert.

Key Skills:

 Accounting & Finance    Corporate Governance

 Investment & Capital Management    Leadership

Retail/Marketing    Risk Management

Current
None

Former
None

Name (Age)	Principal Occupation, Business Experience, and Qualifications	Other Directorships

Pamela J. Craig (66)

Director since: 2018



Retired; Chief Financial Officer, Accenture PLC, Dublin, Ireland (global management consulting)

Ms. Craig is the former Chief Financial Officer of the global professional services firm, Accenture PLC. Ms. Craig worked at Accenture for 34 years in a variety of consulting and executive roles, where she developed extensive finance, capital management, operational, enterprise risk management, and technology expertise, as well as leadership experience in the context of a large, growth-oriented organization. In addition, her current and past service as a director of Progressive and other public companies, including companies in the retail, technology services and security, and manufacturing industries, and as a member of other audit, compensation, governance, and corporate responsibility and sustainability committees, provide her with valuable experience in addressing the many risks and governance issues facing public companies. Additionally, as a member of our Compensation Committee, Ms. Craig has developed a strong understanding of our culture and DEI efforts.

Current
Merck & Co., Inc.
3M Company
Corning
Incorporated

Former
Akamai
Technologies, Inc.

Key Skills:

 Accounting & Finance    Corporate Governance

 Investment & Capital Management    Leadership

 Risk Management   Technology/Cybersecurity

Charles A. Davis (74)

Director since: 1996



Chief Executive Officer, Stone Point Capital LLC, Greenwich, Connecticut (private equity investing)

Mr. Davis has broad financial, investment, and capital management expertise developed through his work as a partner at Goldman Sachs Group, investment management experience at MMC Capital, Inc., and as Chief Executive Officer of Stone Point Capital LLC. Mr. Davis has extensive knowledge of Progressive's business and history, which he has gained through his service as a director of the company since 1996. He has substantial corporate governance and risk expertise from his decades of investment banking and private equity experience, as well as his service on the boards of other public and private companies, including in the reinsurance industry.

Current
AXIS Capital
Holdings Limited

Former
The Hershey
Company

Key Skills:

 Accounting & Finance    Corporate Governance

 Highly Regulated Businesses    Insurance/Financial Services

 Investment & Capital Management    Leadership

 Risk Management

Name (Age)	Principal Occupation, Business Experience, and Qualifications	Other Directorships

Roger N. Farah (70)

Director since: 2008



Retired; Executive Director, Tory Burch LLC, New York, New York (retailing)

Mr. Farah previously served in executive officer positions at Ralph Lauren Corporation and Tory Burch LLC and as a director at other public companies, primarily in the retail and health insurance industries. The extensive management and operational experience Mr. Farah has in over 40 years in the retail industry enables him to provide insights, particularly in the area of customer trends, product development, brand management, and risk analysis, from a consumer-focused industry that is different than the property and casualty insurance industry. Due to his current and past service as a director of other public companies, he also has significant experience addressing the risks and corporate governance issues facing public companies, including serving as a member of their compensation, governance, and corporate social responsibility committees. Additionally, as a member of our Compensation Committee, Mr. Farah has developed a strong understanding of our culture and DEI efforts.

Key Skills:

 Accounting & Finance    Corporate Governance

 Leadership    Retail/Marketing

Risk Management

Current
CVS Health Corporation

Former
Aetna, Inc.
Metro Bank PLC
Tiffany & Co.

Lawton W. Fitt (69)

Director since: 2009



Chairperson of the Board, The Progressive Corporation, Mayfield Village, Ohio since May 2018; Lead Independent Director, Progressive, prior to May 2018; Retired Partner, Goldman Sachs Group, New York, New York (financial services)

Ms. Fitt brings a strong financial and corporate governance background to her service as Chairperson of our Board. She has substantial experience in the areas of investment banking and risk analysis, including insight into the operation of capital markets, as a result of her work as a partner at Goldman Sachs Group. In addition, she attained executive management experience through her work as the Secretary of the Royal Academy of Arts in London. Ms. Fitt also has significant experience as a director at various other public, for-profit and non-profit organizations, including service on the audit, compensation and governance committees of public companies.

Key Skills:

 Accounting & Finance    Corporate Governance

 Highly Regulated Businesses    Insurance/Financial Services

 Investment & Capital Management    Leadership

Risk Management

Current
Ciena Corporation
The Carlyle Group Inc.

Former
Micro Focus International plc

Name (Age)	Principal Occupation, Business Experience, and Qualifications	Other Directorships

Susan Patricia Griffith (58)

Director since: 2016



President and Chief Executive Officer, The Progressive Corporation, Mayfield Village, Ohio

Mrs. Griffith has been with the company since 1988 and has held a series of executive leadership positions, including Chief Executive Officer (since 2016), Chief Human Resource Officer, Claims Group President (in charge of the entire Claims organization), President of Customer Operations (overseeing the contact center (sales and delivery), customer experience, systems experience, and workforce management groups), and Personal Lines Chief Operating Officer, where she oversaw the Personal Lines, Claims, and Customer Relationship Management groups. Mrs. Griffith's intimate knowledge of the company and her leadership experience gives her a deep understanding of our culture, DEI efforts, operations, challenges, and opportunities.

<u>Current</u>
FedEx Corporation

<u>Former</u>
None

Key Skills:

 Corporate Governance    Highly Regulated Businesses

 Insurance/Financial Services    Leadership

 Retail/Marketing    Risk Management

---

Devin C. Johnson (49)

Director since: 2020



President, The SpringHill Company (global consumer and entertainment) since March 2022; Chief Operating Officer, The SpringHill Company from April 2020 to March 2022; President and Chief Operating Officer, UNINTERRUPTED, LLC (entertainment and media) prior to April 2020

Mr. Johnson brings a strong history of executive management and operational experience in digital and social media, brand creation and marketing, and content production, developed through his experience at The SpringHill Company and through prior executive roles at Tribune Media and NBCUniversal. Mr. Johnson has extensive leadership experience in marketing, understanding and applying consumer insights, media and content delivery in the consumer products arena, and start-up and business development. Through his roles as the President and Chief Operating Officer of The SpringHill Company and previously as the President of UNINTERRUPTED, LLC, he has gained expertise in creating culturally inspired brands, entertainment, and products.

<u>Current</u>
None

<u>Former</u>
None

Key Skills:

 Accounting & Finance    Leadership

 Retail/Marketing    Technology/Cybersecurity

Name (Age)	Principal Occupation, Business Experience, and Qualifications	Other Directorships

Jeffrey D. Kelly (69)

Director since: 2012
Prior service: 2000-2009



Retired; Chief Operating Officer and Chief Financial Officer, RenaissanceRe Holdings Ltd., Pembroke, Bermuda (reinsurance services)

Mr. Kelly brings a strong history of executive management, investment management, capital markets, and operational experience in the financial services industry. Among other responsibilities, he has served as the principal financial officer at a major commercial bank and a large publicly traded reinsurer. Mr. Kelly's experience on the Board also gives him insight into our insurance and investment operations. Due to his past roles at RenaissanceRe, Mr. Kelly also provides a different perspective about the insurance industry and understanding of reinsurance markets. Mr. Kelly's financial expertise is also utilized in his role as an Audit Committee Financial Expert on our Audit Committee.

<u>Current</u>
None

<u>Former</u>
None

Key Skills:

 Accounting & Finance    Corporate Governance

 Highly Regulated Businesses    Insurance/Financial Services

 Investment & Capital Management    Leadership

 Risk Management

---

Barbara R. Snyder (67)

Director since: 2014



President, The Association of American Universities (higher education) since October 2020; President, Case Western Reserve University, Cleveland, Ohio, prior to October 2020

Ms. Snyder has extensive leadership experience as the President of The Association of American Universities (AAU), an organization composed of the country's leading research universities helping shape higher education policy. This extensive expertise was also previously gained as the President of Case Western Reserve University (Case) and in leadership positions she held at other non-profit and university organizations. Ms. Snyder has for many years been a member of the board of directors of a large publicly traded financial services company, where she serves on the compensation and governance committees. Additionally, as a member of our Compensation Committee, Ms. Snyder has developed a strong understanding of our culture and DEI efforts. At Case, she led a revitalization of the school while overseeing enhancements of academic excellence, faculty collaboration, strategic planning, fundraising efforts, cybersecurity initiatives, and the qualifications and diversity of Case's student body. Her executive role at a leading university, and now the broader outlook that comes with the presidency of AAU, brings a unique perspective to our Board.

<u>Current</u>
KeyCorp

<u>Former</u>
None

Key Skills:

 Highly Regulated Businesses    Insurance/Financial Services

 Leadership    Retail/Marketing

 Risk Management    Technology/Cybersecurity

Name (Age)	Principal Occupation, Business Experience, and Qualifications	Other Directorships
Kahina Van Dyke (51) Director since: 2018 	Global Head, Digital Channels and Client Data Analytics, Standard Chartered PLC, London, England (international banking) since February 2020; Senior Vice President of Business and Corporate Development, Ripple Labs, Inc., San Francisco, California (global digital payments network) from July 2018 through December 2019; Global Director of Financial Services & Payment Partnerships, Facebook, Inc., Menlo Park, California (online social media) prior to May 2018. Ms. Van Dyke is the Global Head, Digital Channels and Client Data Analytics at Standard Chartered's Corporate Commercial and Institutional Banking Division where she is focused on developing a digital banking platform for global trade, commerce, and financial services. In previous roles at Ripple and Facebook, she was responsible for strategic partnerships and investments across the global financial and technology industries and working with external companies to develop and grow financial products and services. Prior to these roles, Ms. Van Dyke held senior international executive positions for more than 15 years in the global financial services industry. She is also the Founder and Chair of the Global Women Executive Leadership Council, a group that promotes leadership and peer mentoring for women in more than 70 countries. She brings to our Board extensive senior management experience in international consumer and corporate banking combined with leadership at a major technology company, and she is a global female leader in emerging digital banking models and financial technology.	Current <u>None</u> Former <u>None</u>

Key Skills:

 Insurance/Financial Services    Investment & Capital Management

 Leadership    Retail/Marketing

 Technology/Cybersecurity

DIRECTOR WHOSE TERM WILL NOT CONTINUE AFTER THE ANNUAL MEETING

Jan E. Tighe decided to not stand for re-election of the Board. Vice Admiral Tighe has served on the Board since 2019. Her term will end on the date of the Annual Meeting of Shareholders.

VOTE REQUIRED FOR ELECTION

Proxies cannot be voted at the Annual Meeting for a greater number of persons than the 12 nominees named in this Proxy Statement.

A nominee for director in an uncontested election will be elected as a director only if the nominee receives a majority of the votes cast, which is sometimes referred to as a majority voting standard. If the election for directors is contested (that is, there are more nominees than the number of director positions up for election), the majority voting standard does not apply, and the nominees receiving the highest number of votes will be elected (a plurality voting standard). The election of directors at this year's Annual Meeting is an

uncontested election, so each nominee must receive a majority of the votes cast to be elected. Abstentions and unvoted shares (including broker non-votes) will not be considered as votes cast.

If an incumbent director is not elected by a majority of the votes cast in an uncontested election, the director is not automatically removed from the Board, but under our Corporate Governance Guidelines, they are expected to tender a resignation from the Board within 10 days after the certification of the shareholder vote. If that resignation is not made contingent on the Board's determination to accept or reject such resignation, the resignation will be effective immediately. If the resignation is contingent on Board action, the Nominating and Governance Committee will review the resignation and make a recommendation to the Board, and the Board will announce its determination about whether to accept or reject the resignation within 120 days from the certification of the shareholder vote. If a director is not elected by a majority of the votes cast, but fails to tender their resignation during the 10-day period after certification, their term of office will expire automatically upon the expiration of the 10-day period. There have been no exceptions or waivers to this policy in the last three years.

If written notice is given by any shareholder to the President, a Vice President, or the Secretary not less than 48 hours before the time fixed for holding the Annual Meeting that the shareholder desires the voting for election of directors be cumulative, and if an announcement of the giving of such notice is made at the meeting by the Chairperson or Secretary or by or on behalf of the shareholder giving such notice, each shareholder will have the right to cumulate their voting power in the election of directors. Under cumulative voting, each shareholder may give one nominee a number of votes equal to the number of directors to be elected, multiplied by the number of shares the shareholder holds, or distribute such number of votes among the nominees, as the shareholder sees fit. If the enclosed proxy is executed and returned, or the shareholder submits their proxy by telephone or over the Internet, and voting for the election of directors is cumulative, the persons named as their proxies on the proxy card will have the authority to cumulate votes and to vote the shares represented by their proxy, and by other proxies held by them, so as to elect as many of the 12 nominees named above as possible.

OTHER BOARD OF DIRECTORS INFORMATION

BOARD OF DIRECTORS INDEPENDENCE DETERMINATIONS

We are required to have a majority of independent directors under New York Stock Exchange (NYSE) listing standards. The NYSE's listing standards prescribe specific independence tests and require the Board to make affirmative independence determinations regarding each of our directors. Accordingly, the Board has considered the independence of our current Board members and the new nominee. In conducting this review, the Board took into account each individual's current employment situation (if any) and other relationships that could impact the independence determination under NYSE listing standards, including certain transactions that took place in 2022 or are expected in 2023 between Progressive and companies with which the individual is affiliated. Specifically, the Board considered ordinary course transactions involving reinsurance, cyber liability and director's and officer's insurance, claims resolution and administration, agency commissions and administration, employee benefits and administration, data and software services, and background checks for potential employees, among others. Based on this review, the Board determined that each of our current directors and the new nominee are independent under the NYSE listing standards, other than Mrs. Griffith, who is an executive officer of the company.

BOARD LEADERSHIP STRUCTURE

Lawton W. Fitt has been Chairperson of the Board since May 2018. Ms. Fitt is independent from management under NYSE listing standards, and she has a strong business background, executive management experience, and additional experience as a member of a number of public company boards. Ms. Fitt's knowledge of our businesses acquired as a Board and committee member, her demonstrated willingness to challenge management and the status quo, and her effective working relationship with Mrs. Griffith also contributed to the Board's decision to elect Ms. Fitt as Chairperson of the Board.

BOARD RISK OVERSIGHT

The Board is ultimately responsible for overseeing our risk profile and risk management processes. To facilitate these responsibilities, the Board assigns certain risk oversight to each of its main committees through each committee's charter. Annually, each committee reviews and reassesses the adequacy of its charter, and the Nominating and Governance Committee oversees the allocation of risk among the committees and makes appropriate recommendations to the Board. Each committee regularly reports to the full Board on the risks that it oversees.

Audit Committee

- Oversees risks relating to financial statements, financial controls, internal and external audit functions, and external reporting.

- Oversees our Enterprise Risk Management (ERM) program which is conducted by our Management Risk Committee (MRC) and the full Board receives an update at least annually. See "Risk Governance" below for more information.

- While the oversight of ERM and the MRC entails a broader focus than the other committees, the Audit Committee is not responsible for risks that are overseen by the other committees.

Compensation Committee

- Regularly reviews any major risks arising from our compensation plans and programs, and executive and director compensation decisions.

- Oversees several aspects of our human capital management strategies and our DEI efforts and related risks.

Investment and Capital Committee

- Oversees our investment policy, which is designed to enable us to meet our business and financial objectives with a reasonable balance among risk, return, and cost.

- Responsible for ensuring we have a capital plan that takes risk factors into consideration and ensuring risk is appropriately taken into consideration in connection with proposed strategic investments, including mergers and acquisitions.

Nominating and Governance Committee

- Responsible for overseeing and addressing risks relating to the Board's and the company's governance practices, stakeholder concerns, and environmental (including climate change) and social factors and initiatives impacting us.

- Coordinates efforts relating to succession planning of executives and directors, assesses the qualifications and diversity of directors, and makes recommendations to the Board on potential candidates for election to the Board.

- Monitors the risk allocation among the committees.

Technology Committee

- Oversees the company's technology and information security risks.
- Reviews the major risks arising from our technology, digital and data strategies, legacy systems, technology investments, data privacy, cybersecurity programs, and technology-related business continuity and disaster recovery programs.

The assignment of the Board's risk oversight function as described above enables the Board to function more effectively because the whole Board is required to focus only on those risk issues deemed most critical by the applicable committee. Further, the committees provide a deeper focus on overseeing management with respect to the full range of risks we confront. The Board's Chairperson, Ms. Fitt, consults with the committee Chairs, as necessary, to ensure that significant risk issues are brought to the attention of the full Board. Otherwise, the Board's administration of its risk oversight function has not affected the Board's leadership structure. Please see "– Board Committees" for additional information on each committee, including their responsibilities.

RISK GOVERNANCE

The company has a well-established risk governance process. The Board oversees and our executive leadership maintains the risk governance process with a view towards continuous improvement to identify, monitor, and manage current and emerging risks.

ERM Program

The Audit Committee oversees our ERM program. These responsibilities include the review of the guidelines, policies, and procedures that govern how we assess and manage our exposure to risk, and meeting periodically with management. This includes meeting with leaders and other representatives of the risk management department, compliance and ethics group, law department, internal audit, physical and information security group, external auditors, and other business units, as necessary, to review our major operational, financial, reputational, and other risk exposures, as well as the steps management has taken to identify, monitor, assess, and mitigate such exposures.

We believe that our ERM program supports Board oversight of the most significant risks facing the company and was established to ensure a companywide holistic approach to evaluating risk over five distinct but overlapping risk categories:

Insurance	Risks associated with assuming, or indemnifying for, the losses or liabilities incurred by policyholders
Operating	Risks stemming from external or internal events or circumstances that directly or indirectly may affect our insurance operations
Market	Risks that may cause changes in the value of assets held in our investment portfolios
Liquidity	Risk that our financial condition will be adversely affected by the inability to meet our short-term cash, collateral, or other financial obligations
Credit and Other Financial	Risks that the other party to a transaction will fail to perform according to the terms of a contract, or that we will be unable to satisfy our obligations when due or obtain capital when necessary

Using this risk framework, we have defined our risk tolerances, identified roles and responsibilities for managing risk, and implemented a risk review and reporting structure. We assess how these risks may affect our financial condition, cash flows, and results of operations, as well as our ability to achieve our business objectives.

Although our ERM program is mature and effective, we continuously work to improve the quality of the models we use and the processes we have in place to identify and quantify current and emerging risks.

Management Risk Committee

Our MRC, which comprises members of management representing a cross-section of business units and functions, regularly performs an enterprise risk assessment and, with input from executive management, identifies the most critical risks facing the company. The MRC then formulates recommendations for managing those risks, which it presents to the Audit Committee for review. The Audit Committee oversees our ERM program and MRC risk assessment and the full Board receives an update at least annually.

Spotlight on:

Climate Change Risk Management
We manage climate risks through our ERM program. Our MRC is charged with understanding our climate-related risks, among other things. In the MRC's annual risk assessment process, we evaluate the longer-term effects of climate change and attempt to evaluate the impact on capital, pricing, our customers, and investments. Our Nominating and Governance Committee oversees climate change risk on behalf of the Board.

Cybersecurity Risk Management
Our overall efforts to safeguard the systems and confidential information critical to our operations include preventative and detective internal processes, technological defenses, and other controls designed to provide multiple layers of security protection. This integrated approach to protect data and systems is also built into the company's project management, development, and operations. Our Technology Committee oversees cybersecurity risk on behalf of the Board.

MEETINGS OF THE BOARD OF DIRECTORS AND ATTENDANCE

During 2022, the Board held five meetings and adopted resolutions by written action one time, pursuant to Ohio corporation law.

All directors attended at least 75% of their scheduled Board and committee meetings during their committee tenure in 2022. Pursuant to our Corporate Governance Guidelines, directors are expected to attend our

Annual Meeting of Shareholders whenever possible. Normally, a meeting of the Board is scheduled on the date of the Annual Meeting. Our 2022 Annual Meeting was attended by all of the then-current directors.

A copy of our Corporate Governance Guidelines can be found on our website at progressive.com/governance.

MEETINGS OF THE NON-MANAGEMENT AND INDEPENDENT DIRECTORS

Our non-management directors meet in executive session periodically throughout the year, typically at the conclusion of regularly scheduled Board meetings. In the event that the Chairperson is not available to lead the meetings of non-management directors, the presiding director would be chosen by the non-management directors in attendance. In 2022,

under the lead of the Chairperson, the non-management directors met in executive session five times, and each meeting of the non-management directors also was a meeting of the independent directors.

BOARD COMMITTEES

The Board has named an Audit Committee, a Compensation Committee, an Investment and Capital Committee, a Nominating and Governance Committee, a Technology Committee, and an Executive Committee, as described below. The written charter for each of the committees (other than the Executive Committee, which does not have a charter) can be found on our website at progressive.com/governance.

The following table summarizes the Board's current committee assignments:

Name	Audit	Compensation	Investment and Capital	Nominating and Governance	Technology	Executive
Philip Bleser	✓*			✓		
Stuart B. Burgdoerfer	C*				✓	
Pamela J. Craig		✓			C	
Charles A. Davis			C			
Roger N. Farah		C		✓		✓
Lawton W. Fitt			✓	C		✓
Susan Patricia Griffith						C
Devin C. Johnson					✓	
Jeffrey D. Kelly	✓*					
Barbara R. Snyder		✓				
Jan E. Tighe		✓			✓	
Kahina Van Dyke			✓		✓	

✓ Member of the committee

C Chair of the committee

* Audit Committee Financial Expert

Audit Committee

Members
Stuart B. Burgdoerfer, Chair
Philip Bleser
Jeffrey D. Kelly

Meetings Held in 2022
9

Resolutions Adopted by Written Action
The committee adopted resolutions by written action pursuant to Ohio corporation law on one occasion.

Independence
The Board has determined that all members are independent (including the additional requirements for audit committee members).

Financial Literacy/Audit Committee Financial Expert
The Board has determined that all members are financially literate and are each an Audit Committee Financial Expert, as that term is defined in the applicable SEC rules.

Primary Responsibilities
- Ensuring that the organizational structure, policies, controls, and systems are in place to monitor and accurately report performance.

- Monitoring the integrity of our financial statements, our financial reporting processes, internal control over financial reporting, and the public release of financial information.

- Overseeing our compliance and ethics and risk management programs.

- Confirming the independence of, and the selection, appointment, compensation, retention, and oversight of the work of, our independent registered public accounting firms.

- Providing an independent channel to receive appropriate communications from employees, shareholders, auditors, legal counsel, bankers, consultants, and other interested parties.

Please see "Item 1: Election of Directors – Director Nominee Information" for disclosure of each member's relevant experience qualifying such member as an Audit Committee Financial Expert. See also the "Report of the Audit Committee," "Item 4: Proposal To Ratify The Appointment Of PricewaterhouseCoopers LLP As Our Independent Registered Public Accounting Firm For 2023," and "Other Independent Public Accounting Firm Information" for additional related information.

Compensation Committee

Members
Roger N. Farah, Chair
Pamela J. Craig
Barbara R. Snyder
Jan E. Tighe

Meetings Held in 2022
6

Resolutions Adopted by Written Action
The committee adopted resolutions by written action pursuant to Ohio corporation law on three occasions.

Independence
The Board has determined that all members are independent (including the additional requirements for compensation committee members).

Primary Responsibilities

• Making final determinations regarding executive compensation, including salary, equity-based awards, and annual cash incentive targets, and related performance goals, formulae, and procedures.

• Approving (or in certain circumstances, recommending to the full Board for approval) the terms of the various compensation and benefit plans in which executive officers and other employees may participate.

• Reporting to the full Board on executive compensation, DEI, and several aspects of our human capital management efforts.

The committee's determinations regarding incentive compensation for executive officers (for example, performance criteria and standards relating to Gainshare, our annual cash incentive program) generally also apply to incentive plans covering most other employees. Under this program, executives and non-executives alike are motivated to achieve the same performance objectives. The committee has delegated to management the authority to implement such plans, and make other compensation-related decisions (such as salary and equity-based awards), for employees other than executive officers.

Please see "Compensation Discussion and Analysis" and "Compensation Committee Report" for additional related information.

Investment and Capital Committee

Members
Charles A. Davis, Chair
Lawton W. Fitt
Kahina Van Dyke

Meetings Held in 2022
5

Independence
The Board has determined that all members are independent.

Primary Responsibilities

- Monitoring whether the company has adopted and adheres to rational and prudent investment and capital management policies.

- Monitoring whether management's investment and capital management actions are consistent with our investment policy, financial objectives, and business goals.

- Monitoring our compliance with legal and regulatory requirements and internal guidelines pertaining to investment and capital management.

- Monitoring the competence and performance of the company's internal and external money managers.

- Monitoring the compensation of external money managers.

- Monitoring the company's Strategy Group and proposed strategic investments, including mergers and acquisitions.

The committee does not make operating decisions about money manager selection or compensation, asset allocation, market timing, sector rotation, or security selection, which are the responsibilities of management. The full Board must approve significant changes to the company's capital structure, dividend policy, or portfolio asset allocation, as well as significant strategic investments.

Nominating and Governance Committee

Members
Lawton W. Fitt, Chair
Philip Bleser
Roger N. Farah

Meetings Held in 2022
5

Independence
The Board has determined that all members are independent.

Primary Responsibilities

- Considering the qualifications of individuals who are proposed as possible nominees for election to the Board and making recommendations to the Board with respect to such potential candidates.

- Overseeing the process for evaluating director, committee, and board performance.

- Monitoring corporate governance matters affecting the Board and the company.

- Regularly reviewing our Corporate Governance Guidelines to ensure that they continue to correspond to and support the Board's governance philosophy and considers and, where appropriate, recommending to the Board for approval, changes to the Corporate Governance Guidelines based on suggestions from its members, other Board members, or management.

- Overseeing environmental, including climate change, and social factors and initiatives impacting us.

At each of its meetings during 2022, the committee received updates from the company's management concerning ESG matters.

The committee welcomes input from shareholders regarding potential director nominees. Shareholders can recommend a candidate for consideration by the committee by following the procedures described under "Other Matters – Procedures for Recommendations and Nominations of Directors and Shareholder Proposals."

Technology Committee

Members
Pamela J. Craig, Chair
Stuart B. Burgdoerfer
Devin C. Johnson
Jan E. Tighe
Kahina Van Dyke

Meetings Held in 2022
5

Independence
The Board has determined that all members are independent.

Primary Responsibilities
- Overseeing the use of technology in executing our business strategies, including:

    - Technology strategies (including digital strategies) and technology investments,

    - Cybersecurity programs, and

    - Operational performance, technology-related business continuity, and disaster recovery efforts.

- Monitoring related industry trends.

At each meeting, the committee received updates from the company's Chief Information Officer and Chief Security Officer, among other members of management, on technology investments, IT programs and operations, and the company's information security programs, matters, and efforts.

Executive Committee

The Board has an Executive Committee made up of Susan Patricia Griffith (Chair), Roger N. Farah, and Lawton W. Fitt. This committee exercises all powers of the Board between Board meetings, except the power to fill vacancies on the Board or its committees and the power to adopt amendments to our Code of Regulations. During 2022, the Executive Committee adopted resolutions by written action pursuant to Ohio corporation law on seven occasions.

BOARD EVALUATION PROCESS

Our Board recognizes that a constructive evaluation process enhances our Board's effectiveness and supports good corporate governance. Every year, the Nominating and Governance Committee oversees a self-evaluation process of our Board's overall performance, and of each of our Board's committees, which is designed to elicit feedback from the directors that will improve the effectiveness of the Board and the committees, and enable each director to contribute actively to the work of the Board. The committee reports these results to the full Board for discussion, and feedback is shared with directors.

In assessing their performance, the Board and its committees take a multi-year perspective to identify and evaluate trends. Each year, the committee re-examines the evaluation process to ensure that the process allows directors the opportunity to provide actionable feedback. Accordingly, the process varies year to year and involves one or a combination of evaluative approaches, including written surveys, individual interviews, group discussions in executive session, and/or engagement of a third-party facilitator.

In 2021, the committee engaged an independent third party to conduct the annual evaluations to gain an additional perspective and encourage even more candid participation and feedback. The Nominating and Governance Committee plans to continue to evaluate the use of an independent third party for the evaluations every few years as part of its multi-year approach.

In early 2022 and 2023, the process utilized a written survey addressing a wide range of topics including:
- Board overall effectiveness
- Board composition
- Committee structure and effectiveness
- Board meeting content and structure
- Board and committee information needs

The Nominating and Governance Committee reported these results to the full Board for discussion, and utilized the information obtained to enhance Board and committee performance and processes.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders or other interested parties may send written communications to the entire Board or to the non-management directors. Such communications must be clearly addressed to the Board or the non-management directors and sent to either of the following:

- Lawton W. Fitt, Chairperson of the Board
  The Progressive Corporation
  email: chair@progressive.com
- Daniel P. Mascaro, Secretary
  The Progressive Corporation
  6300 Wilson Mills Road
  Mayfield Village, OH 44143
  or email: secretary@progressive.com

The recipient will promptly forward appropriate communications to the full Board or to the non-management directors, as specified by the sending party.

TRANSACTIONS WITH RELATED PERSONS

From time to time, we may enter into transactions with a director or executive officer, certain of their relatives, or an entity in which one or more of our directors or executive officers, or a relative of such person, is an owner, director, or executive officer. With limited exceptions relating to transactions made in the ordinary course of business and certain low dollar transactions, such transactions must be disclosed to and approved by our Board under our Code of Business Conduct and Ethics. This policy is carried out by the Secretary of the company as transactions with such persons or entities, or proposals for such transactions, are identified by management or disclosed by members of the Board. The Board reviews these transactions as they are identified and, for ongoing transactions, on an annual basis thereafter.

During 2022, no transactions with related persons exceeding $120,000 in value were identified and reportable under SEC rules. For purposes of these disclosures, we exclude purchases of Progressive insurance policies, payments of claims required by our insurance policies, and other ordinary course transactions that were determined not to confer a material interest in our director, executive officer, or other related person.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Mr. Farah (Chair), Ms. Craig, Ms. Snyder, and Ms. Tighe served as members of the Board's Compensation Committee during 2022. There were no Compensation Committee interlocks.

EQUITY OWNERSHIP GUIDELINES FOR DIRECTORS

Within five years after being elected to the Board, each director must acquire common shares having a value equal to at least three times the director's compensation (based on primary committee assignment) for the most recently completed term, and then maintain such level of holdings throughout their tenure as a director. See "Director Compensation – Narrative Disclosure to Director Compensation Table" for additional information.

MANDATORY DIRECTOR RETIREMENT

Although the Board does not believe that term limits are appropriate, the Board does support a mandatory retirement age for directors. Accordingly, our Corporate Governance Guidelines provide that the Board will not nominate for election by shareholders a candidate for director who is eighty years of age or older at the time of such nomination, nor will the Board appoint such an individual to a vacant seat on the Board. The Board has not waived this requirement in the last three years.

REPORT OF THE AUDIT COMMITTEE

The following Report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Progressive filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent Progressive specifically incorporates this Report by reference therein.

The Audit Committee of the Board of Directors consists of the three directors named below, each of whom the Board has determined meets the applicable independence and experience requirements of the New York Stock Exchange and the Securities and Exchange Commission (SEC). In addition, the Board has determined that each of Mr. Burgdoerfer, Mr. Bleser, and Mr. Kelly is an Audit Committee Financial Expert, as that term is defined by the SEC.

The Audit Committee is responsible, on behalf of the Board, for ensuring that the organizational structure, policies, controls, and systems are in place to monitor and accurately report the company's performance. The committee monitors the integrity of the company's financial statements, its financial reporting processes, its system of internal control over financial reporting, and the public release of financial information. In addition, the committee oversees the company's compliance and ethics and enterprise risk management programs. During 2022, the committee held 9 meetings to review these matters and conduct other business.

The committee also is directly responsible for the appointment, compensation, retention, and oversight of the company's independent registered public accounting firm and for reviewing that firm's independence. For 2022, the committee appointed PricewaterhouseCoopers LLP (PwC) as the company's independent registered public accounting firm. The committee's appointment of PwC was ratified by shareholders at the company's 2022 Annual Meeting of Shareholders.

In supervising the work of PwC on the 2022 audit, the committee received the written disclosures and letter from PwC concerning its independence as required by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB), and the committee has discussed with PwC its independence. In addition, the committee reviewed, and discussed with PwC, among other matters: PwC's report on its internal quality control procedures, including issues raised by governmental investigations of PwC in the preceding five years; the publicly available parts of the PCAOB's report on its most recent inspection of PwC; regulatory developments during the year that impacted PwC's audit work for the company or its communications with the committee; and the other matters that PwC is required to communicate to the committee under the applicable requirements of the PCAOB.

The committee's role relating to the financial statements is one of oversight. The company's management has the primary responsibility for the financial statements and the reporting process, including the system of internal control over financial reporting. Management reports to the committee on financial, accounting, and operational developments that may impact the financial statements, and on issues relating to the company's internal controls, among other matters. The committee also oversees the work of PwC and the company's internal audit staff. During the 2022 audit, the committee discussed with PwC and the internal auditors the overall scope and plans for their respective audits. The committee then met with PwC and the internal auditors at various times throughout the year, with and without management present, to discuss the results of their examinations, evaluations of the company's internal controls, the overall quality of the company's financial reporting, and the critical accounting matters addressed during PwC's audit.

Notwithstanding the committee's oversight efforts, and the work performed by the company's internal audit staff, PwC alone is responsible for expressing its opinion on the conformity of the company's consolidated year-end financial statements with accounting principles generally accepted in the United States of America and its assessment of the effectiveness of the company's internal control over financial reporting.

In fulfilling its oversight responsibilities, the committee reviewed and discussed with management the company's audited consolidated financial statements for the year ended December 31, 2022. These discussions included assessments of the quality, not just the acceptability, of the accounting policies used by the company, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. In addition, the committee has discussed with PwC its judgment as to the quality, not just the acceptability, of the company's accounting policies.

Based on the reviews and discussions referred to above, the committee recommended to the Board of Directors that the audited consolidated financial statements be included in The Progressive Corporation's Annual Report on Form 10-K for the year ended December 31, 2022, for filing with the SEC.

After reviewing the performance of PwC in planning and conducting the 2022 audit, and considering PwC's independence, quality of services and communications, and sufficiency of resources, among other matters, the committee has selected and retained PwC to serve as the independent registered public accounting firm for Progressive and its subsidiaries for 2023. Shareholders are being given the opportunity to vote on the ratification of this selection at the 2023 Annual Meeting of Shareholders.

The committee operates under a written charter, the terms of which are reviewed annually by the committee. The current charter, as approved by the Board, is posted on the company's website at progressive.com/governance.

AUDIT COMMITTEE

Stuart B. Burgdoerfer, *Chair*
Philip Bleser
Jeffrey D. Kelly

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following information is set forth with respect to persons known to management to be the beneficial owners of more than 5% of Progressive's common shares, $1.00 par value, as of December 31, 2022.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent of Class
The Vanguard Group Inc. 100 Vanguard Blvd. Malvern, PA 19355	50,562,142 [2]	8.6%
BlackRock, Inc. and subsidiaries 55 East 52nd Street New York, NY 10055	43,452,644 [3]	7.4%

[1] The information contained in this table, including related footnotes, is derived from the Schedule 13G/A filings made by the identified beneficial owners as of December 31, 2022.

[2] The Vanguard Group Inc. has sole investment power over 48,116,052 shares, shared investment power over 2,446,090 shares, shared voting power over 866,195 shares, and does not have sole voting power over any shares.

[3] BlackRock, Inc. and its subsidiaries have sole investment power over 43,452,644 shares, sole voting power over 38,749,215 shares, and does not have shared investment or voting power over any shares.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following information summarizes the beneficial ownership of Progressive's common shares as of January 31, 2023, by each current director of Progressive, each nominee for director, and each of the named executive officers (as identified in "Executive Compensation – Summary Compensation Table") and all current directors and executive officers as a group. In addition, to provide a more complete picture of the economic interests of certain individuals in Progressive common shares, the final two columns include certain units held in our benefit and equity incentive plans that are equal in value to a share of our stock, but do not technically qualify as "beneficially owned" under the applicable regulations, also as of January 31, 2023.

Name	Total Common Shares Beneficially Owned[1]	Percent of Class[2]	Units Equivalent to Common Shares[3]	Total Interest in Common Shares and Unit Equivalents
Karen B. Bailo	35,550	*	14,159	49,709
Danelle M. Barrett	—	*	—	—
Philip Bleser	22,044	*	1,524	23,568
Stuart B. Burgdoerfer	26,426	*	—	26,426
Patrick K. Callahan	15,186	*	110,701	125,887
Pamela J. Craig	10,729	*	216	10,945
Charles A. Davis	343,415	*	12,704	356,119
Roger N. Farah	113,487	*	30,783	144,270
Lawton W. Fitt	111,692	*	22,753	134,445
Susan Patricia Griffith	549,063	*	95,718	644,781
Devin C. Johnson	6,427	*	—	6,427
Jeffrey D. Kelly	50,415	*	—	50,415
John Murphy	43,945	*	17,549	61,494
John P. Sauerland	420,679	*	22,085	442,764
Barbara R. Snyder	34,371	*	14,235	48,606
Jan E. Tighe	3,473	*	5,634	9,107
Kahina Van Dyke	11,966	*	—	11,966
All 24 Current Executive Officers and Directors as a Group	1,980,055	*	450,802	2,430,857

* Less than 1% of Progressive's outstanding common shares.

[1] Total Common Shares Beneficially Owned is comprised of the following:

Name	Common Shares Subject to Restricted Stock Awards[a]	Beneficially Owned Common Share Equivalent Units[b]	Other Common Shares Beneficially Owned[c]
Karen B. Bailo	—	—	35,550
Danelle M. Barrett	—	—	—
Philip Bleser	2,962	19,082	—
Stuart B. Burgdoerfer	1,914	—	24,512
Patrick K. Callahan	—	—	15,186
Pamela J. Craig	1,859	4,509	4,361
Charles A. Davis	2,962	10,768	329,685
Roger N. Farah	3,098	102,850	7,539
Lawton W. Fitt	4,739	97,564	9,389
Susan Patricia Griffith	—	—	549,063
Devin C. Johnson	2,734	—	3,693
Jeffrey D. Kelly	1,695	—	48,720
John Murphy	—	—	43,945
John P. Sauerland	—	—	420,679
Barbara R. Snyder	2,734	9,907	21,730
Jan E. Tighe	2,871	602	—
Kahina Van Dyke	2,871	—	9,095
All 24 Current Executive Officers and Directors as a Group	30,439	245,282	1,704,334

[a] Represents common shares held pursuant to unvested restricted stock awards issued under the Amended and Restated 2017 Directors Equity Incentive Plan. The beneficial owner has sole voting power and no investment power with respect to these shares during the restriction period.

[b] This number represents units (excluding dividend equivalents) that have been credited to the director's account under The Progressive Corporation Directors Restricted Stock Deferral Plan, as amended and restated (the Directors Restricted Stock Deferral Plan), under which each director has the right to defer restricted stock awards, to the extent that distributions from the Directors Restricted Stock Deferral Plan will be made in Progressive common shares upon the termination of a director's service as a director. As to the number of shares that will be so distributed, the director has the right to acquire those shares within 60 days, and those shares are deemed "beneficially owned." See "Director Compensation – Narrative Disclosure to Director Compensation Table" for a description of the Directors Restricted Stock Deferral Plan.

[c] Includes common shares held directly by the individual, holdings in our 401(k) plan, and shares held by, or for the benefit of, family members. For Mrs. Griffith, the amount includes a total of 82,811 common shares held in trust for the benefit of her spouse and 19,108 common shares held by her spouse. For Mr. Sauerland, this amount includes 64,074 shares beneficially owned by his family members and related entities, of which he may be deemed a beneficial owner by virtue of voting, investment and dispositive power over such shares but in which he has no pecuniary interest. Mr. Sauerland disclaims beneficial interest over such shares. For Mr. Burgdoerfer, this amount includes 11 common shares held by his spouse.

[2] Percentage based solely on "Total Common Shares Beneficially Owned."

[3] The units disclosed are in addition to "Total Common Shares Beneficially Owned" and have been credited to the applicable director's or executive officer's account under one or more of our deferred compensation plans as dividend equivalent units, or, as it relates to our executive officers, under our 2015 Equity Incentive Plan. In each case, the holder has neither voting nor investment power. Each unit is equal in value to one Progressive common share. For the applicable executive officers, amounts in this column: (a) include outstanding time-based restricted stock unit awards, some of which, for certain executives officers, could vest upon retirement assuming that the executive officer has satisfied the Rule of 70 requirements, but for which distribution to the executive officer is delayed under Section 409A of the Internal Revenue Code, and (b) exclude outstanding performance-based restricted stock unit awards, due to the variable nature of such awards. See "Executive Compensation – Outstanding Equity Awards at Fiscal Year-End" and "Executive Compensation – Potential Payments Upon Termination or Change in Control" for additional information on these awards.

COMPENSATION DISCUSSION AND ANALYSIS

OVERVIEW

Our vision is to become consumers', agents', and business owners' number one destination for insurance and other financial needs. For many years, our goal has been to grow as fast as we can at a 96 or better combined ratio while continuing to deliver high-quality customer service. The combined ratio represents the profitability of our insurance operations. We believe that focusing on this profitable growth goal has and will continue to increase shareholder value over the long term.

We structure our executive compensation programs to support this goal, providing a strong alignment between pay and performance. We generally provide target compensation to our executives below the market median, with performance-based compensation providing upside potential when we perform well against pre-established and objective measures that we believe correlate to shareholder value. In addition, we provide a high percentage of total compensation to executives in the form of equity awards, and we believe these awards support a strong pay-for-performance linkage and further align the interests of our executives with those of our shareholders.

We believe that our compensation programs have contributed to our exceptional and profitable growth in recent years. For example, over the past three years we have profitably grown our net premiums earned (the source of nearly all of our non-investment revenue) by $13.0 billion, or 36%. During 2022, net premiums written grew by 10% and net premiums earned grew by 11%, at a profitable 95.8 combined ratio. We believe this performance exceeds the underwriting performance of our industry peers.

We continue to demonstrate strong pay-for-performance alignment in our equity and cash incentive awards. During the past five years:
- we grew faster than the markets for the insurance business lines we measure, resulting in the related vesting of the performance-based restricted stock unit awards above target,
- our Gainshare program paid out an average of 164% of target based on the growth in average policies in force and profitability of our insurance businesses (for 2022, it paid out at 86% of target), and
- we achieved above-market longer-term fixed-income portfolio performance, resulting in the vesting of the performance-based restricted stock unit awards that reflect our investment results above target.

In addition, our cumulative total shareholder return over the past five years exceeded that of the S&P 500 by 3.0

times (x), as disclosed in our performance graph in our 2022 Annual Report to Shareholders. Our cumulative total shareholder return over the past three years also exceeded that of our chosen industry peer group by 2.0x, as disclosed in "Pay Versus Performance."

See "Proxy Statement Summary" for more information regarding our annual financial results for 2022 and "Pay Versus Performance" for an additional discussion related to our pay-for-performance alignment.

COMPENSATION HIGHLIGHTS FOR 2022

Consistent with prior years, the total target compensation in 2022 for our Chief Executive Officer (CEO) and the other named executive officers or NEOs (identified in "2022 Other NEOs Compensation" below) were heavily weighted toward at-risk, including performance-based, compensation.

2022 CEO Compensation

At-risk annual cash incentive and equity awards remained unchanged and represented 96% of maximum potential compensation and 93% of target compensation.

Salary remained unchanged and well below the market median.

Annual Cash Incentive (Gainshare) could range from zero to 5.0x salary, with a 2.5x target.

Annual Equity awards:
- Time-based: 3.0x salary
- Performance-based at target:
  - Insurance operations: 6.0x salary, and
  - Investment results: 1.0x salary.

CEO Target Compensation



■ Salary ▢ Cash Incentive ■ Time-Based Equity ▨ Performance-Based Equity

CEO's equity ownership (as of January 31, 2023): Our CEO directly owned shares valued at 64x salary, well in excess of the 6x required by our Corporate Governance Guidelines (which excludes all unvested equity awards).

2022 Other NEOs Compensation
At-risk annual cash incentive and equity awards averaged 90% of maximum potential compensation and 82% of target compensation.

Each NEO received a salary increase.

Annual cash incentives vary by executive and could range between zero and 3.0x salary; targets range between 1.0x and 1.5x salary.

Annual Equity awards:
• Time-based: 1.0x salary, and
• Performance-based at target: 2.18x salary, on average.

NEO Annualized Target Compensation



■ Salary ▫ Cash Incentive ■ Time-Based Equity ▪ Performance-Based Equity

Equity ownership requirements (as of January 31, 2023): Each of the NEOs was in compliance with the expectation in our Corporate Governance Guidelines that they hold equity (including unvested time-based equity awards) valued at a minimum of 3x salary.

For 2022, the other NEOs included John P. Sauerland, our Vice President and Chief Financial Officer, Patrick K. Callahan, our Personal Lines President, John Murphy, our Claims President, and Karen B. Bailo, our Commercial Lines President.

2022 Say-on-Pay Vote
At our 2022 Annual Meeting of Shareholders, shareholders cast advisory votes on our executive compensation program, sometimes referred to as the "say-on-pay" vote. In that vote, shareholders approved our executive compensation program, with 94% of the votes cast in support. During 2022, the Compensation Committee of the Board of Directors reviewed these results with management. Due to the strong level of shareholder support and the absence of specific concerns expressed by shareholders, the committee determined that no specific actions with respect to 2023 compensation should be taken as a result of the say-on-pay vote.

OUR EXECUTIVE COMPENSATION PROGRAM
Our executive compensation program is designed and implemented under the direction and guidance of the Compensation Committee. Broadly stated, we seek to maintain a consistent executive compensation program with the following objectives:
• attract and retain outstanding executives with the leadership skills and expertise necessary to drive results, build an enduring business, and create long-term shareholder value;
• motivate executives to achieve our long-term strategic goals while meeting challenging short-term business objectives;
• reward performance and differentiate compensation based on the achievement of challenging goals; and
• align the interests of our executives with those of shareholders.

Progressive's executive compensation program is designed to serve the shareholders' interests by strongly tying our executives' compensation to the achievement of important operating goals and the value of our common shares. As a result, while we seek to offer competitive salaries to our executives, the more significant aspects of our executive compensation program are annual cash incentive opportunities and equity awards. In the spirit of aligning compensation across the company, nearly every employee participates in our Gainshare program and employees at senior levels are eligible to receive equity awards.

As a general matter, executive salaries are intended to be somewhat lower than median amounts paid to executives who have similar responsibilities at comparable companies, while our annual incentive and performance-based equity programs provide the potential to earn above market median total compensation when the company achieves challenging goals designed into these plans.

While we consider market data when making decisions on executive compensation, variations occur for a number of reasons, including the unique nature of a specific executive's responsibilities, individual performance, the tenure and experience of an executive, the executive's future potential, and our business needs.

THE ROLE OF DIVERSITY, EQUITY, AND INCLUSION

We believe that our people and our culture remain our most significant competitive advantage and that having the right people working together in the right way is critical to driving our results, building an enduring business, and creating long-term shareholder value.

In our view, supporting diversity, equity, and inclusion (DEI) in the workplace is a top priority, and critical to achieving our goals of attracting, retaining, and motivating our highly qualified employees to build upon our enduring business and create long-term shareholder value.

For several years, the job objectives for our executive officers, including our NEOs, have included an objective related to supporting our commitment to advancing DEI, demonstrating our intentional focus on DEI efforts, and appreciating the critical role DEI plays in our success.

In addition to the assessment of market data, in establishing 2022 target total compensation for our NEOs, the Compensation Committee broadly considered the investments and actions taken during 2021 under our executive team's leadership to further support our DEI efforts, including:

- Establishing a DEI leadership job objective for our managers focused on inclusion, building intercultural competencies and leading diverse teams, among other things.
- Supporting awareness efforts (e.g., facilitating DEI discussions and participating in related training and development).
- Launching two career development boot camps (IT Programmer and Analyst) to accelerate career opportunities for all.
- Investing in two leadership development programs to accelerate our employees' progress.
- Serving as sponsors for many of our nine Employee Resource Groups (ERGs).
- Supporting efforts to contribute to our communities through our Keys to Progress® program (which includes providing vehicles to veterans and furnishing homes to individuals emerging from homelessness), our various education and engagement efforts, and our financial contributions to various community organizations.

The momentum and focus on DEI continued throughout 2022. We continued to strive for diversity in our teams, equity in our practices, and inclusion in our culture. Accordingly, the Compensation Committee made a similar assessment with respect to establishing 2023 target total compensation for the NEOs and broadly considered the several DEI investments and actions taken during 2022 under our executive team's leadership, including:

- Guiding companywide strategy and efforts that strengthened the company's commitment to ensuring a healthy culture where all our talented people can thrive.
- Meaningfully supporting our DEI awareness efforts and serving as sponsors for many of our nine ERGs.
- Creating several leadership development offerings at the business function level.
- Expanding our Multicultural Leadership Development program to include two programs for high performing, motivated individual contributors who aspire to take on roles in leadership.
- Launching forums to support new senior leaders.
- Supporting efforts in our hybrid work environment aimed at ensuring a culture of belonging where all of our people are welcomed, valued and respected.
- Striving to create products, services and communications that are relevant and desirable in our multicultural marketplace and enhancing and expanding our customer-focused multilingual experiences.
- Including minority-, women-, and military-veteran-owned underwriting firms in our 2022 $1.5 billion public debt offering.
- Supporting efforts to contribute to our communities through our Keys to Progress® program.
- Supporting a change in The Progressive Insurance Foundation's traditional matching gift program to a new equitable giving program called "Name Your Cause" intended to broaden employee participation.
- Serving as the stewards of our Core Values and culture, which contributed to the company receiving several recognitions for 2022, including: Fortune 100 Best Companies to Work For, Forbes Best Employers for Diversity, Gallup Exceptional Workplace Award and NACD Diversity, Equity and Inclusion Award.

ELEMENTS OF COMPENSATION – 2022 DECISIONS AND AWARDS

The following chart provides general information about the elements of compensation for our executive compensation program:

		Element	Why We Use This Element
Fixed	Annual	Salary	Attracts and retains executive talent and rewards individual performance
Variable	Annual	Gainshare cash incentive	Motivates nearly all employees, including our executives, to achieve challenging and objective operating goals in our insurance businesses Measures the annual growth in policies in force and profitability in our insurance businesses Generally, provides executives with the potential (when combined with other compensation elements) to earn compensation above the market median
Variable	Annual	Progressive Capital Management cash incentive	Motivates our investment professionals, including our Chief Investment Officer (CIO), to balance short- and long-term performance of our fixed-income portfolio with our investment goal of protecting our balance sheet (no current NEO participates in this plan) Measures the performance of our fixed-income portfolio over a one-year and a three-year period against the performance results of a benchmark group Provides the CIO with the potential (when combined with other compensation elements) to earn compensation above the market median
Variable	Long-Term	Performance-Based Restricted Stock Units *Growth in Market Share**	Motivates executives to focus on longer-term operating performance of our insurance businesses Rewards our profitable growth in market share of our insurance businesses over a three-year period Aligns the interests of executives with those of shareholders by tying the value of compensation to the market value of our common shares Generally, provides executives with the potential (when combined with other compensation elements) to earn compensation above the market median
Variable	Long-Term	Performance-Based Restricted Stock Units *Investment Results**	Motivates our CEO, CFO, and CIO to achieve longer-term fixed-income portfolio investment performance Measures the performance of our fixed-income portfolio over a three-year period against the performance results of a benchmark group Aligns the interests of these executives with those of shareholders by tying the value of compensation to the market value of our common shares Provides these executives with the potential (when combined with other compensation elements) to earn compensation above the market median
Variable	Long-Term	Time-Based Restricted Stock Units	Further aligns the interests of executives with those of shareholders by tying the value of compensation to the market value of our common shares

* The pay-for-performance alignment of these elements of compensation are described in more detail in "Pay Versus Performance."

Salaries

For 2022, annual salaries for our NEOs were as follows:

Name	2022 Salary[1]	Change From Prior Salary
Susan Patricia Griffith	$950,000	—%
John P. Sauerland	675,000	3.8
Patrick K. Callahan	625,000	4.2
John Murphy	550,000	10.0
Karen B. Bailo	550,000	37.5

[1] Amounts may differ from the salary amounts shown in "Executive Compensation – Summary Compensation Table" as salary changes are typically implemented in January or February of each year.

After a review of market conditions and performance, annual salary increases were generally provided where necessary to improve the competitive nature of our total compensation. The Compensation Committee adjusted the annual salaries for Mr. Murphy in light of his new role as our Claims President (he previously was our Customer Relationship Management President) and Ms. Bailo after considering her performance following her first year in this position. Mrs. Griffith requested that her target compensation, including her salary, remain the same as 2021 and the Compensation Committee honored her request. After taking into account the increases, the 2022 salaries for each applicable NEO remained below the median for executives at comparable companies, with the exception of Mr. Murphy (whose salary was slightly above the median), based on the data reviewed by the Compensation Committee in late 2021.

Annual Cash Incentive Payments (Gainshare)

Gainshare is designed to reward performance relative to our long-standing companywide goal to grow as fast as we can at a 96 or better combined ratio while continuing to deliver high-quality customer service. We reinforce this goal through regular employee communications that also include the importance of following our Core Values in pursuit of that goal.

Our Gainshare program has been around for three decades and has been the primary vehicle to motivate and reward our employees to achieve our goal. While most companies of our size utilize some form of bonus program, nearly all of our employees participate in Gainshare, and we win or lose together based on our collective performance. We believe that Gainshare is a differentiator and contributes to the "all for one and one for all" attitude that in part defines our culture.

The Gainshare plan is currently comprised of five matrices that objectively measure our various products and channels. We use a different matrix for each line of business to reflect the different growth and profitability expectations given the wide variance in our market share across business lines and channels.

Gainshare payments for NEOs are determined using the same performance criteria we use for the Gainshare payments for all of our employees, resulting in a consistent set of goals across our employee population. Gainshare payments are determined using the following formula:

$$\text{Paid Salary} \times \text{Target Percentage} \times \text{Gainshare (i.e., Performance) Factor} = \text{Annual Incentive Payment}$$

Each executive's salary and target percentage are established by the Compensation Committee each year during the first calendar quarter. When the executive's paid salary is multiplied by the assigned target percentage, the product is referred to as the participant's "target annual incentive payment" for the year. The Gainshare Factor can range from zero to 2.0 each year, and annual cash incentive payments, therefore, can vary between 0x and 2x the target annual incentive payment amount, depending on our actual performance results for the year.

Throughout the 30-year history of our companywide Gainshare program (including 2022), the final Gainshare Factor has ranged from zero to 2.0 and over the past 5 years of profitable growth has averaged 1.64. These results confirm management's view that our Gainshare program has operated to provide annual cash incentive payments to our employees, including our executive officers, commensurate with our level of achievement.

The Compensation Committee set the following Gainshare target percentages for 2022:

Name	2022 Target (Multiple of Salary)
Susan Patricia Griffith	2.50x
John P. Sauerland	1.50
Patrick K. Callahan	1.50
John Murphy	1.00
Karen B. Bailo	1.00

For each NEO, the target percentage values remained unchanged from 2021.

The Gainshare payout was determined based on the performance of our Agency auto, Direct auto, and special lines business units (collectively, Personal

Lines), Commercial Lines, and Property, in each case subject to limited exclusions. The business lines excluded from profitability results (i.e., our umbrella, renters, flood, business owners policy, and the business of Protective Insurance Corporation and subsidiaries acquired in 2021) represented less than 2% of our companywide net premiums earned. For 2022, the transportation network company (TNC) business was included in the Commercial Lines' profitability results for the first time, but remained excluded from the average policies in force calculations. The Gainshare Factor for 2022 was 0.86 out of a possible 2.0 and all Gainshare payments for the NEOs are reported in the "Executive Compensation – Summary Compensation Table" as "Non-Equity Incentive Plan Compensation."

Focusing on performance at the business level was consistent with management's approach to evaluating our operations. We used the average number of "policies in force" to measure growth for each of those businesses because it represents the average of all policies under which coverage was in effect as of the end of the periods specified. The combined ratio represents the profitability of our insurance operations.

Our 2022 Gainshare plan evaluated the growth and profitability of each of our core lines of business separately and determined a score between zero and 2.0 for each business. The individual scores were calculated based on a matrix that was approved by the Compensation Committee at the beginning of the year that contemplated several profit and growth scenarios. Each matrix was built by anchoring the 1.0 score at the established profitability target for the line of business, along with an aggressive growth goal when compared to historical industry growth rates. Each possible combination of growth and profitability would produce a score, and a score at or near 1.0 could be earned with a variety of other growth and profitability combinations; that is, if growth was below expectations, a 1.0 could still be achieved if profitability increased and, likewise, a moderate decrease in profitability could be offset by higher growth to generate a score around 1.0. To evaluate the difficulty of the matrices, we compared historical industry performance for several of our largest lines of business to our Gainshare matrices and determined that the growth and profitability required to earn a 1.0 in our Gainshare plan generally required us to perform considerably better than our competitors.

The nature of the Gainshare program and the measures that we use were relatively unchanged over the past several years. Although we review the interplay of profitability and growth levels for each business unit matrix annually, any changes are more in the nature of refinements based on market trends

and internal expectations. Because the goals are relatively consistent over time and represent management's expectations and goals on a business unit level, we believe that our competitors could glean valuable information about our current operations, strategies, and operating goals if we were to disclose the performance goals in greater detail, even for the previous fiscal year. We therefore believe that the specific goals for our current and prior fiscal years constitute competitive information, which, if disclosed, would harm our competitive position and that our current level of disclosure regarding performance goals and actual performance levels is in the best interests of our shareholders.

The following table presents the overall 2022 growth and profitability data for the individual core business units that contributed to the 0.86 Gainshare Factor:

Business Unit	Combined Ratio[1]	Increase in Policies in Force (%)[2]
Agency auto	95.9	(3)%
Direct auto	96.2	3
Special lines	—	6
Commercial Lines	91.1	11
Property	110.5	3

[1] Consistent with the presentation of the combined ratio of our Personal Lines segment in our public reports, the combined ratio results for our special lines business are not presented separately and, instead, are included in either the Agency or Direct results, depending on whether the underlying policy was written through agents/brokers or directly by us.

[2] Based on average policies in force outstanding during the year and, for Agency and Direct, represents auto policies in force only.

Using the actual performance results for the year and the Gainshare matrices discussed above, we determined the performance score for each core business unit, weighted those scores based on each business unit's relative contribution to overall net premiums earned, and then added the weighted scores to determine the Gainshare Factor, as follows:

Business Unit	Business Unit Performance Score	Weighting Factor (%)	Weighted Performance Score
Agency auto	0.26	33.8%	0.09
Direct auto	0.94	39.4	0.37
Special lines	1.70	4.9	0.08
Commercial Lines	1.79	17.6	0.32
Property	0.00	4.3	0.00
Gainshare Factor			0.86

For 2022, the Gainshare Factor we earned was below our target factor of a 1.0, reflecting the challenging year in terms of both profitability and growth. As previously stated, our financial objective is to grow profitably and, in times when we are challenged to achieve both, to prioritize profitability over growth. While our companywide combined ratio was 95.8, which is better than our target combined ratio of a 96.0, our policies in force growth was negatively impacted by our focus on achieving our profitability target, especially in our personal auto products.

During 2022, we raised our personal auto rates in aggregate 13% on a countrywide basis, following an 8% aggregate countrywide rate increase in 2021. We also closely monitored our media spend throughout the year and reduced the amount of advertising we delivered when we were not meeting our profitability goals. These rate and non-rate actions reduced the growth that we generated, especially during the first half of 2022. Our growth started to accelerate during the second half of the year as our competitors began to raise rates, but still fell short of our auto policies in force growth contemplated in our Gainshare matrices to achieve a score of 1.0. Our Agency auto business was impacted to a greater extent than our Direct auto business given the decrease in policies in force over the prior year, which in part reflected the nature of the distribution channel and the ability for independent agents to not offer our rates when our competitors' rates were lower on a comparison basis.

As depicted in the previous table, Commercial Lines and special lines achieved business unit scores above the 1.0 target, at 1.79 and 1.70, respectively. These results reflect the strong profitability and policies in force growth in the products used to calculate each business unit's Gainshare performance score. Property produced a factor of zero given both its underwriting loss for 2022, which was driven by catastrophe losses, and lower policies in force growth than anticipated in the Gainshare matrix.

Under the Gainshare calculations, average policies in force for the included products grew by about 2%. Along with this unit growth, during 2022, companywide net premiums written grew 10% and net premiums earned grew 11%, at a 95.8 combined ratio.

We believe that the resulting 0.86 Gainshare Factor was an appropriate and reasonable outcome based on the overall profitability and growth achieved in 2022. Although we expected 2022 to be a challenging year given the rising loss cost trends that we were experiencing in light of the inflationary environment and other factors, we continued to calibrate our Gainshare matrices to focus on achieving profitable growth. The fact that the 2022 Gainshare Factor was lower than the factors for the past 5 years, and the

lowest since 2009, further demonstrates our strong pay-for-performance alignment in our Gainshare program.

Equity Awards

Our executive compensation program also provides longer-term incentives through grants of equity-based awards, currently in the form of restricted stock units. Under a restricted stock unit grant, the executive receives an award of a specified number of units; upon vesting of the award, the executive is entitled to receive one Progressive common share for each unit that is vesting. Annual awards of restricted stock units are made to the NEOs in the form of time-based awards and performance-based awards.

Since 2021, our agreements include a non-compete provision and contain different provisions for death, disability and retirement than prior awards (see "Executive Compensation – Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table").

Annual Time-Based Awards   In 2022, time-based restricted stock unit awards were granted to the NEOs and 1,052 other senior level employees, comprising approximately 2% of our entire employee population. These awards will vest in three equal annual installments, in January of 2025, 2026, and 2027, subject to accelerated vesting and forfeiture provisions in the 2015 Equity Incentive Plan (2015 Plan) and the grant agreement.

Annual Performance-Based Awards – Performance versus Market Insurance Results   In addition, each of the NEOs and 57 other senior managers were granted performance-based restricted stock unit awards that measure the growth of our insurance businesses, and compare that growth to the growth of the market as a whole, over a three-year performance period, and also include a profitability requirement of a combined ratio of 96 or better over the most recent 12-month period when the vesting is determined.

These awards require our business lines to outgrow the market by a specified percentage for that business line to contribute the actual number of units eligible to vest. Specifically, the awards measure the growth of three business lines (private passenger auto, commercial auto, and homeowners multiple-peril) from 2022 through 2024 and compare that growth to the growth rate of each of these markets as a whole (excluding our results) over that same period. We measure against these business lines since they represent market categories that align with financial reporting to insurance regulatory authorities and are publicly available and compiled routinely by third parties.

Each business unit will receive a score, which will then be weighted based on the business lines' relative contribution to net premiums earned. These scores will then be combined to produce a final performance factor. In each case, we will use A.M. Best data to make these calculations. The final performance factor will be used as a "multiplier" to increase or decrease the number of units (compared to target) that can vest. Although these awards are designed to reward growth, they do not reward growth at all cost, and also include a restriction on vesting based on the profitability requirement previously described.

The performance score for each business unit will be determined as follows:

Performance vs. Business Line Market[1]	Determination of the Performance Score for the Business Line
If our growth for the business line exceeds the market growth rate by the maximum measure for that business line or more	Score will be 2.5x; this is the maximum possible score
If our growth rate for the business line exceeds the market growth rate by more than the target measure for that business line but less than the maximum measure for that business line	Score will be between 1.0x and 2.5x, in proportion to the extent to which each business line's growth rate exceeds the market's growth rate above the target rate
If our growth rate for the business line exceeds the market growth rate by less than the target measure for that business line	Score will be up to 1.0x of the target in proportion to the extent to which each business line's growth rate exceeds the market's growth rate
If the business line's growth rate is equal to or less than the market growth rate	The score for the business line will be 0

[1] Growth is measured by premium growth, which is calculated as the percentage change in annual direct earned premium (defined as the sum of net earned premium and earned premiums ceded under reinsurance).

For 2022, the target growth rate measure and maximum growth rate measure for each business line is as follows:

Business Line	Target Growth Rate Measure	Maximum Growth Rate Measure
Private passenger auto	Two percentage points	Three and a half percentage points
Commercial auto	Two percentage points	Three and a half percentage points
Homeowners multiple-peril	Three and a half percentage points	Five percentage points

For the 2022 awards, the performance factor is expected to be determined in July 2025. If the performance factor is zero, the awards will not vest and will be forfeited. If the performance factor is greater than zero, the performance factor is determined and the awards are eligible to vest, if and when the 12-month profitability requirement is satisfied. For the 2022 awards, if the profitability requirement is not satisfied by January 31, 2027, the awards will not vest and will expire.

We believe that this approach, with a potential upside for outperformance as compared with the private passenger auto, commercial auto, and homeowners insurance markets, provides appropriate focus on our full competitor set in the insurance market, consistent with our profitable growth goals. In addition, the profitability requirement imposes an additional challenge to our growth in market share, given the fact that some of our competitors do not consistently show a profit in their insurance operations and rely instead on their investment activity to fund insurance liabilities.

Annual Performance-Based Equity Awards – Investment Results In March 2022, the committee also awarded performance-based restricted stock units to Mrs. Griffith, Mr. Sauerland, and our CIO, with a performance goal relating to investment performance. These awards did not increase the aggregate size of the equity awards to the CEO or CFO, but represented a portion of the total performance-based awards that otherwise would have been granted to them.

These awards measure the performance of our fixed-income portfolio for the three-year period of 2022 through 2024, on the basis of the fully taxable equivalent total return (FTE). The FTE is calculated by dividing the recurring investment income (which includes 50% of the benefit of state premium tax abatements associated with certain municipal securities held in our portfolio, and the total net realized (and changes in total unrealized) gains or losses on the applicable securities), by the average outstanding fixed income investments for the period. Those results are then compared to the performance results achieved by a benchmark group of comparable firms meeting a series of objective criteria for the same time periods. The fixed-income portfolio was chosen for these equity awards because it represents a substantial portion of our investment portfolio (over 94% at year-end) and our CIO and other investment professionals actively manage this fixed-income portfolio and do not manage our equity investments.

Each eligible NEO received a target number of restricted stock units and the number of units that will ultimately vest can vary between zero and 2.0 times target. At the end of the performance period, using performance data supplied by an independent third party, the performance factor will be determined based on our percentile ranking in the benchmark group as follows:

Score=0 Rank at or below the percentile	Score=1.0 Rank equal to the percentile	Score=2.0 Rank at or above the percentile
25th	50th	75th

The percentile ranking will be interpolated based on the positioning of our actual return compared to the other firms included in the peer set (e.g., a ranking at the 40th percentile will receive a score between zero and 1.0).

These performance-based awards are intended to align the compensation of these executives with their responsibilities in connection with the longer-term performance of our fixed-income portfolio. The use of the 25th percentile as the minimum performance level, and of the 75th percentile as the maximum performance level, reflects the Compensation Committee's decision that our investment constraints and guidelines differ from other firms included in the comparison. The committee felt that requiring "average" performance prior to vesting and/or rewarding performance above the 75th percentile might create an incentive to increase investment risks to a level that would exceed the company's overall risk tolerance, and that below target payouts for performance between the 25th and 50th percentiles would be, on balance, fair compensation for the results achieved.

2022 Annual Equity Awards For 2022, the aggregate dollar value (fair value on the date of grant) of annual equity awards made to the NEOs was approximately $5.3 million in time-based awards and $11.9 million in performance-based awards (at target value).

Those awards were determined based on the following target levels:

Name	Time-Based Award Value (Multiple of Salary) 2022	Time-Based Award Value (Multiple of Salary) 2021	Performance-Based Award Target Value (Multiple of Salary)[1] 2022	Performance-Based Award Target Value (Multiple of Salary)[1] 2021
Susan Patricia Griffith	3.00x	3.00x	7.00x[2]	7.00x[2]
John P. Sauerland	1.00	1.00	2.75[2]	2.75[2]
Patrick K. Callahan	1.00	1.00	2.75	2.50
John Murphy	1.00	1.00	1.50	1.25
Karen B. Bailo	1.00	1.00	1.50	1.25

[1] Pursuant to performance-based awards, between zero-2.5x (zero-2.0x for investment-based awards) of the number of units awarded can vest. See discussions above.

[2] For the following executives, investment-based awards represented the indicated percentage of each executive's total performance-based award for the year: Mrs. Griffith, 14%; and Mr. Sauerland, 16%.

Clawback Provisions

Our cash and equity incentive plans each include one or more provisions that permit recoupment of performance-based compensation when specified events occur or an executive officer engages in specified conduct. If our operating or financial results used to calculate a payment or vesting factor are restated within three years of the payment or vesting, and the payment or amount of common shares delivered at vesting was inflated as a result of the incorrect results, we can recoup from the NEO the inflated portion of the payment or common shares delivered (or equivalent value). In addition, if an executive officer engaged in fraud or other misconduct that led to a restatement of operating or financial results, we can recoup from them the entire payment or value of common shares delivered at vesting, plus interest and collection costs, even if the restatement occurred more than three years after the payment or vesting event.

Our equity awards also address conduct that results in reputational harm. Under the 2015 Plan, if an executive officer engages in a "disqualifying activity," they forfeit all outstanding equity awards (time-based and performance-based) held at the time the activity began. If an equity award vests after the conduct began but before we become aware of it, we can recoup the vested award. Among conduct that constitutes a "disqualifying activity" is conduct that is materially detrimental to our reputation or that is a material violation of our Code of Conduct.

Additional Comments Regarding 2022 Compensation Decisions

Consistent with our compensation philosophy and history with respect to executive compensation, the committee granted a large proportion of each NEO's compensation in the form of performance-based compensation, including equity compensation. In this way, overall compensation for these individuals is competitive, while providing the opportunity to earn above average compensation if and when justified by the company's performance and our stock price and aligning the interests of these individuals with those of shareholders. It should be noted, however, that the ultimate value of these awards remains dependent on our achievement of applicable performance goals and the value of our common shares at the time of vesting of restricted stock unit awards. Thus, for each NEO, a substantial portion of the compensation used to establish the NEO's potential percentile position compared to market, and the value of those awards, will remain at risk for years before it is earned, and some of the restricted stock unit awards in fact may never vest. See "Pay Versus Performance" for additional information regarding the change in fair value of these awards until they vest.

Chief Executive Officer   Mrs. Griffith requested that her target compensation for 2022 remain the same since 2020, and the Compensation Committee honored her request. As has been the case in prior years, Mrs. Griffith's salary amount remained well below the 50th percentile of approximately $1.44 million for CEO salaries reflected in the market data reviewed by the committee and Mrs. Griffith's annual cash incentive (Gainshare) target has remained the same since 2019. In 2022, the Compensation Committee again granted a large portion of Mrs. Griffith's potential compensation in the form of equity-based awards. The committee determined that these equity awards would continue to keep Mrs. Griffith's overall compensation at a competitive level while maintaining a very high portion of her potential compensation at risk and dependent on our performance and our stock price. In this way, the company was able to present appropriate incentives to drive our performance and maximize the extent to which Mrs. Griffith's interests are aligned with the interests of shareholders. The committee believed that this pay package was consistent with the company's compensation philosophy and presented an appropriate pay package that is largely performance-based.

The result of these determinations for 2022 was that, despite her below median salary and target cash incentive, Mrs. Griffith continues to have the potential to earn total compensation significantly above the median if the company performs exceptionally well over the various performance periods related to her compensation granted in 2022. If Mrs. Griffith were to have received a cash incentive payment based on a 1.0 Gainshare Factor and her annual performance-based restricted stock unit awards were to vest at their target amounts, her total annual compensation would be just below the 25th percentile for CEOs. However, her annual compensation would be above the 75th percentile if all performance-based compensation payouts were to be maximized.

Other Current Named Executive Officers   Market comparison information is only one of a number of factors considered by the committee in setting compensation each year, along with other factors such as the length of the executive's experience in the specific job, the nature of the job held and related responsibilities, individual performance, expected future contributions, the reliability of the comparison data, and our business needs. However, we present comparison data here for the shareholders' information (see "– Procedures and Policies – Compensation Comparisons" below for further information on our market comparison process).

Assuming that cash incentives had paid out at a 1.0 performance factor for the year and annual performance-based equity also were to vest at the target 1.0 factor, Mr. Sauerland would receive total compensation for 2022 between the 25th and 50th percentile level reflected in the market data reviewed by the committee, Mr. Callahan and Ms. Bailo would receive total compensation between the 50th and 75th percentile level, and Mr. Murphy would receive total compensation above the 75th percentile. In the event that all of their annual incentive based compensation were to pay out at their maximum level, the total compensation for Mr. Sauerland, Mr. Callahan, Ms. Bailo, and Mr. Murphy would be above the 75th percentile.

Changes for 2023

While the basic structure of the annual compensation for the NEOs approved by the Compensation Committee in February 2023 was consistent with 2022, after a review of market data, Mrs. Griffith received a 5.3% salary increase for 2023, and the other NEOs received salary increases between 3.7% and 9.1%.

The committee revised the allocation of Mrs. Griffith's annual equity awards between time-based and performance-based awards as noted below. The committee believes that this shift in allocation of Mrs. Griffith's equity awards will provide her compensation at an appropriate level, while adding significantly to the performance-based nature and further aligning her interests with those of our shareholders.

Equity Award Allocation	Multiple of Salary	
	2023	2022
Time-based award	1x	3x
Performance-based award (insurance business lines growth) at target	8x	6x
Performance-based award (investment results) at target	1x	1x
Total annual equity award grant target value	10x	10x

With respect to the 2023 Performance-Based Awards (Growth in Market Share), in light of the focus on growing in states with traditionally less catastrophe exposure and limiting growth in coastal and hail-prone states, the homeowners multiple-peril business line was removed from the awards.

With respect to the 2023 Gainshare Plan, the Property business was split into two matrices for the reason described above and Protective Insurance was included in the Commercial Lines' profitability results for the first time, but continued to be excluded from the growth results. Additionally, both of these business units are subject to new profitability thresholds. If the combined ratio of the business unit in its entirety equals or exceeds 100, the Gainshare Factor for that business unit will be 0.

OTHER ELEMENTS OF COMPENSATION

Perquisites
We provide perquisites to our executives only when the Board or the Compensation Committee determines that such benefits are in the interests of Progressive and our shareholders. We own an aircraft that is used primarily for the CEO's and other executive officers' business travel. At the request of the Board, Mrs. Griffith also uses the company aircraft for her personal travel and that of her spouse and children when they accompany her. Such personal use of the aircraft constitutes a perquisite and is provided to enhance the CEO and her family's personal security and the confidentiality of their travel. During 2022, we incurred approximately $227,373 in incremental costs as a result of Mrs. Griffith's personal use of the aircraft. Such personal trips by the CEO also result in

taxable income being imputed as required under IRS regulations, and Mrs. Griffith is responsible for paying the taxes on such income without further contribution or reimbursement from the company. Other executives and guests may occasionally accompany the CEO on personal trips, at the CEO's discretion.

Mrs. Griffith is also provided with a company-owned vehicle and a driver for business needs to facilitate transportation to and among our headquarters and many other local facilities, and to allow her to use that travel time for work purposes. To the extent that the CEO uses the company car for personal matters, she receives a perquisite.

See the "All Other Compensation" column of "Executive Compensation – Summary Compensation Table" and related footnote for additional information concerning perquisites.

Deferral Arrangements
NEOs and certain other senior level employees are given the opportunity to defer the receipt of annual cash incentive payments and annual equity awards under our Executive Deferred Compensation Plan (EDCP). This deferral mechanism allows NEOs to delay receipt of cash incentives or the vesting of equity awards that have been earned in full and otherwise would have been received as of a specific date. The EDCP is made available to executives in order to keep our executive compensation program competitive and to allow executives to manage their receipt of compensation to better fit their life circumstances and to manage their tax obligations. We do not contribute additional amounts to a participant's deferral account, either in the year of deferral or in future years. We also do not guarantee a specific investment return to participants in the deferral plan.

Deferred amounts are deemed to be invested in specific investments selected by the participant, including an option to invest in Progressive common shares. Deferrals of currently outstanding equity awards are required to be invested in Progressive common shares throughout the deferral period. The value of each participant's deferred account thus varies based on the participant's investment choices and market factors. Deferred amounts are at risk and may decrease in value if Progressive common shares or the other investments selected by the participant do not perform well during the deferral period. Additional details concerning this plan, including the NEOs' respective holdings in the plan, can be found under "Executive Compensation – Nonqualified Deferred Compensation."

Retirement

We do not provide pension benefits or supplemental retirement benefits to our NEOs. NEOs are eligible to participate in our 401(k) plan on the same terms and conditions available to all other regular employees, subject to limitations under applicable law. Also, upon leaving the company, the NEO may receive a payout of unused paid time off and, where legally required, paid sick leave, subject to limitations applicable to all employees.

We do not provide other payments or benefits to executives related to retirement or eligibility for retirement other than with respect to equity awards. Our NEOs, along with all other equity award recipients, are eligible for "qualified retirement" treatment under our 2015 Plan.

Beginning with the 2021 awards, if an NEO retires after satisfying the Rule of 70 requirements (age 55 with at least 15 years of service or age 60 with at least 10 years of service) and remained employed through the end of 2022:
- 100% of their 2022 time-based award will vest
- the NEO will retain 100% of the applicable performance-based award, which will vest if, when and to the extent that the applicable performance measures or any profitability requirement, are achieved

For additional information regarding retirement benefits under earlier equity awards, see "Executive Compensation – Potential Payments Upon Termination or Change in Control."

As discussed in the preceding section, an executive who elects to participate in our deferral program may be entitled to receive post-employment distributions from the EDCP. See "Executive Compensation – Potential Payments Upon Termination or Change in Control – Other Termination Provisions Under Equity Plan."

The qualified retirement provisions are intended to provide a benefit for long-tenured employees. Mrs. Griffith, Mr. Sauerland, and Ms. Bailo satisfied the Rule of 70 requirements for a qualified retirement. See "Executive Compensation – Potential Payments Upon Termination or Change in Control – Qualified Retirement Provisions Under Equity Plan" for additional information.

Severance and Change-in-Control Arrangements

Severance and change-in-control arrangements are intended to provide compensation and a fair financial transition for eligible employees (including the NEOs) when an adverse change in their employment situation is required due to company needs or upon the occurrence of certain unexpected corporate events, and to recognize past contributions by those executives, who are typically long-tenured employees. These arrangements allow executives to focus on the company's performance, and not on their personal financial situation, in the face of uncertain or difficult times or events beyond their control. Each of these programs is discussed in more detail under "Executive Compensation – Potential Payments Upon Termination or Change in Control."

Severance Our executive separation allowance plan (ESAP) provides executives with well-defined financial payments if the executive's employment is terminated for any reason other than resignation (including retirement), death, disability, leave of absence, or discharge for cause, if certain conditions are satisfied. Based on tenure with us, for each of our NEOs, the severance payment would equal three times the executive's salary (i.e., excluding cash incentives and equity awards) at the time of termination, plus medical, dental, and vision benefits for up to 18 months at regular employee costs, and outplacement services following termination. These benefits are payable to the NEOs upon any qualifying separation from the company, whether in a change-in-control situation or otherwise.

In addition, if a change in control occurs and an NEO terminates employment within 24 months following the change in control for "good reason," then the NEO will be entitled to receive the same severance benefits described above as though they had been terminated by the company.

We believe that this level of severance payment for each of our NEOs (a maximum of three times the NEO's salary) is reasonable. The severance payments do not take into account or include the value of cash incentives or equity-based awards in determining the executive's severance payment, which substantially limits the amount of the severance payment when compared with severance plans offered by many other companies. In addition, an executive who qualifies for a severance payment under this plan does not receive accelerated vesting of equity awards (although those awards may vest (or partially vest) separately under our 2015 Plan if the executive is eligible for a qualified retirement, discussed above, or in a change-in-control scenario, as discussed immediately below). Finally, executives will not receive any tax "gross-up" payment to compensate them for any taxes they may owe in connection with a severance payment. Management and the committee accordingly believe that the severance rights provide the NEOs with a fair, but not excessive, financial transition when an executive is asked to leave the company.

The dollar values of benefits that would be payable to NEOs upon a qualifying termination under our severance plan are summarized under "Executive Compensation – Potential Payments Upon Termination or Change in Control."

Change-in-Control Benefits Under Equity Plan The provisions of the 2015 Plan are summarized below. Additional details regarding these provisions can be found under "Executive Compensation – Potential Payments Upon Termination or Change in Control – Change-in-Control Provisions Under Equity Plan."

The 2015 Plan has a "double-trigger" change-in-control provision. Unless the committee determines otherwise at the time of grant of an award, no acceleration or payment will occur with respect to any outstanding award upon a change in control if the outstanding award is honored, assumed, or replaced with a new right that complies with the requirements of the change-in-control provisions in the 2015 Plan, including providing substantially identical terms and substantially equivalent economic terms. Any honored, assumed, or replacement award will be subject to accelerated vesting after the change in control if, within 24 months after the change in control, the individual is terminated by the surviving entity other than for cause (as defined in the plan) or the individual terminates employment for good reason. If vesting is accelerated, performance-based awards will be considered to be earned at the higher of target (if applicable) or a multiple based on the level of achievement through the termination date, if determinable.

If the awards are not honored, assumed, or replaced, as described above, they will vest immediately prior to the change in control and each restricted stock unit award will be cancelled in exchange for an amount equal to the fair market value of the common shares covered by the award, with any performance-based awards deemed to have been earned in full at the higher of target or a multiple of target based on the level of achievement through the date of the change in control, if determinable.

Death
Beginning with awards granted in 2021, if an NEO is employed through the end of the calendar year in which the grant is made, (i) the time-based award will vest 100% if the NEO dies; and (ii) with respect to performance-based awards, if the NEO dies (x) before the end of the performance period, then the award will vest at 100% of target; or (y) after the end of the performance period, then the award will remain outstanding and will vest if, when and to the extent that the performance measures are achieved. For additional information regarding death benefits under earlier equity awards, see "Executive Compensation – Potential Payments Upon Termination or Change in Control."

Health and Welfare Benefits
NEOs are also eligible to participate in our health and welfare plans, including medical and dental benefits, a 401(k) savings plan (with matching contributions by the company up to a specified annual limit), and a limited life insurance benefit (with the ability to purchase additional coverage without company contribution), among other benefits. These plans are available on the same basis to all of our regular employees who satisfy minimum eligibility requirements.

PROCEDURES AND POLICIES

Annual Compensation Committee Decisions
The Compensation Committee makes all final determinations regarding executive officer compensation, including salary and equity and non-equity incentive compensation targets and performance goals. Committee decisions on annual executive compensation for 2022 were made in the fourth quarter of 2021 with respect to Mr. Murphy and Ms. Bailo, and during the first quarter of 2022 for the other NEOs, after considering each executive's role and responsibilities, performance evaluations, their tenure and experience in their current role, their future potential, our business needs, recommendations presented by management, compensation data from comparable companies obtained from management's compensation consultant and other third parties, and analyses performed by our compensation department and/or consultants. Our CEO participates in certain committee meetings to discuss significant compensation issues with the committee or to provide recommendations to the committee regarding the compensation of other executive officers. The committee's executive compensation decisions thus represent the culmination of extensive analysis and discussion between the committee and management, including our CEO, our Chief Human Resources Officer, and members of our compensation and law departments. The committee routinely reports to the full Board on compensation and other human capital matters, generally after each regularly scheduled committee meeting.

The committee delegates to management the day-to-day implementation of compensation programs for employees who are not executive officers, subject to the terms of plans approved by the committee or the Board. Generally, however, we seek to offer a consistent compensation program across our company, and as a result, determinations made by the committee on executive compensation, such as performance goals under our Gainshare program, generally apply to other employees as well.

The committee has the authority under its charter to hire its own compensation consultants and legal advisors, at our expense. During 2022, the committee retained Semler Brossy to advise the committee with respect to certain aspects of executive officer and director compensation and to provide regular updates to the committee on general market and industry trends in executive compensation.

Compensation Comparisons

Our executive compensation program is market-based and is designed to be competitive with other compensation opportunities available to executives. However, compensation comparisons alone do not drive the committee's decisions, which result from a number of factors described above that can be different for individual executives, can vary from year-to-year, and include a number of qualitative and quantitative judgments. Compensation comparisons are one factor in this analysis.

For annual compensation decisions made in February 2022, the following executive compensation survey data and statistical analyses, provided by management's compensation consultant, Pay Governance LLC, were used for Mrs. Griffith and Mr. Sauerland:

- Proxy statement data for 13 publicly held insurance and financial services companies;
- Survey data published by Willis Towers Watson and Radford Global Compensation Database of companies with comparable revenues greater than $20 billion; and
- Proxy statement data for 28 public companies within close proximity to Progressive on the Fortune 500 list.

The first category included publicly held insurance and financial service companies, which represent potential competitors for our executive talent. We included companies with comparable total revenues, rather than total assets, due to significant asset size differences between insurance companies writing different types of insurance products. For 2022, the companies in this category are listed below in descending order according to total revenue for 2021.

MetLife, Inc.
Prudential Financial, Inc.
American International Group, Inc.
The Allstate Corporation
The Progressive Corporation
American Express Company

Chubb Limited
The Travelers Companies, Inc.
Capital One Financial Corporation
The Hartford Financial Services Group, Inc.
Aflac Incorporated
Lincoln National Corporation
Loews Corporation
Principal Financial Group, Inc.

The remaining two categories included a large number of companies from many industries. Similar to the Fortune 500 approach, we segment survey data based on company revenues and not total assets, given significant differences in asset requirements across various industries. Further, we do not generally recruit senior management level talent from other insurance companies, and our executives have employment opportunities with companies doing business in a variety of industries. As a result, we view the broad range of companies to be an appropriate reflection of the marketplace for the services of our executives.

With respect to Mr. Callahan, Ms. Bailo, and Mr. Murphy, published survey data was used because proxy statement data is not as readily available for these positions. For Mr. Callahan, our Personal Lines President, and Ms. Bailo, our Commercial Lines President, survey data published by Willis Towers Watson and Radford Global Compensation Database, which included public companies with revenue scopes similar to these business units was used. The comparison for Mr. Murphy, our Claims President, was obtained from survey data published by Mercer PCICS, which included property and casualty claims executives at other insurance companies with direct written premium greater than $10 billion.

In evaluating the data from these groups, we do not focus on the identity of any individual company, but are interested in the aggregate data and the range of pay. All compensation comparisons referred to in this report are based on the data for these comparison groups. The comparisons were provided to the Compensation Committee in December 2021 and supported their discussions regarding 2022 compensation decisions for the NEOs.

Use of "Tally Sheets"

When the Compensation Committee is considering annual compensation decisions for the NEOs, the committee is provided with information showing, for each NEO, the total target and maximum compensation (salary, annual cash incentive potential, and equity-based award values) proposed to be awarded to such executive for the upcoming year, along with tally sheets for each NEO summarizing recent total target and realized compensation, providing details with respect to outstanding equity awards and share ownership. These tally sheets are used by the committee to review each NEO's current compensation level and to enable meaningful comparisons to the compensation paid to similar executives at comparable companies. This is one way that the committee monitors and assesses the reasonableness of its annual compensation decisions for each NEO.

In addition, at least annually, the committee reviews summaries of the potential payments that would be made to each NEO upon the occurrence of various events, such as termination, retirement, or a change in control. These tally sheets allow the committee to see all of the potential payouts that the NEO could be eligible to receive in addition to annual compensation awards. Such payouts may arise from a number of sources, depending on the event triggering the payments, including: the executive's prior service and earnings (such as distributions from deferral accounts); payments triggered by an employment termination (severance); or an acceleration of a vesting event that otherwise would not have occurred, if at all, until a future date (for example, a "change in control"). The committee thus is able to understand and monitor the amount of such potential payouts in each scenario, and to distinguish the source of individual components of such payouts.

To the extent that these payments arise from an NEO's prior earnings (such as distributions from deferral accounts), the committee generally does not factor those payments into compensation decisions, since those amounts were previously earned in full by the executive, the value of the account has increased or decreased over time based on their investment elections, and we have made no subsequent contributions to increase the value of these accounts. To the extent that these payments arise from performance measures established in prior years, the committee generally does not view such payments negatively either, since the amount and timing is dependent on whether and when the company achieves the stated performance goals and the executive's services that helped lead to the achievements. Potential severance payments and acceleration events, on the other hand, are monitored by the committee to ensure that they are reasonable and appropriate in the applicable scenarios.

Internal Pay Equity; Wealth Accumulation
We do not use "internal pay equity" or "wealth accumulation" analyses to limit compensation paid to the CEO or other NEOs. Such systems typically put a ceiling on part or all of an executive's compensation

based on considerations such as the amount of compensation paid to another executive or employee or the value of awards previously made to the executive in question. Management and the committee believe that these types of limitations are not an appropriate way to make compensation decisions for our executives and would be contrary to the interests of the company and our shareholders. Instead, our focus is to make appropriate executive compensation decisions annually, so that executives are paid at competitive levels with a significant "at-risk," performance-based component that is commensurate with the executive's responsibilities.

No Tax "Gross-Up" Payments
We do not provide tax gross-up payments in connection with an executive officer's compensation, severance, change-in-control payments, perquisites, or other benefits provided by us. Minor exceptions to this rule may arise under terms that apply to all of our employees; for example, any employee, including an executive officer, who receives taxable benefits from us under our relocation program is entitled to receive payments to defray the related tax obligation.

Effect of Any Future Financial Restatement; Recoupment
The terms of our cash incentive programs and performance-based equity awards allow us to recoup payments and vested awards from our executive officers, including our NEOs, if the applicable operating or financial results triggering such payment or the vesting of such award are later restated, to the extent that such incentive payments or awards would not have been paid out based on the revised operating or financial results. For additional information concerning these recoupment or "clawback" rights, including limitations on those rights, see "–Elements of Compensation – 2022 Decisions and Awards – Clawback Provisions."

Equity Ownership Guidelines for Executives
Within five years after becoming our CEO and at all times while serving as CEO thereafter, the CEO must acquire and hold Progressive common shares (or equivalent interests) with a minimum value of six times the CEO's salary. For the purpose of this calculation, the CEO can count shares held in our 401(k) plan and share equivalent units held in our executive deferred compensation plan (EDCP), but cannot count any unvested restricted stock units.

All of the other NEOs are expected to hold meaningful amounts of Progressive equity at levels that their respective compensation and financial circumstances permit. To support this goal, each of these executive's annual compensation is heavily weighted towards equity compensation. As a result, within five years of becoming an executive officer, each of these executives is expected to hold Progressive common shares or equivalent units with minimum of three times the NEO's salary. For this calculation, the NEO receives credit for shares in our 401(k) plan, share equivalent units held in our EDCP and unvested time-based restricted stock units. The NEO cannot count any unvested performance-based restricted stock units.

Management and the committee believe that equity holdings under these guidelines, as well as additional, voluntary holdings by executive officers in our equity, 401(k), and deferral plans, or in their personal accounts, appropriately ensure that the interests of management will be aligned with those of our shareholders. As of January 31, 2023, Mrs. Griffith and each of the other NEOs satisfied the applicable guideline.

Prohibitions on Derivatives and Hedging Transactions

Under our insider trading policy, our executive officers and directors are prohibited from making any "short sales" of our common shares and from purchasing, selling, or writing exchange-traded or over-the-counter options (including puts and calls) on our common shares. Our executive officers and directors are also prohibited from entering into any transaction in derivatives or other instruments that are based on or relate to our common shares or any other Progressive security and from buying, selling, or trading any financial instrument (such as a variable forward contract, equity swap, credit default swap, collar, or exchange fund), or initiating or participating in any other transaction that is designed or intended to hedge against, or profit from, a decrease in the market value of our common shares or any other Progressive security.

Prohibition on Pledges

Our executive officers and directors are prohibited from pledging their Progressive common shares as collateral for any loan, including a margin loan. We are not aware of any pledge of Progressive common shares by a director or executive officer.

Timing of Annual Equity Awards

We expect that, consistent with our actions for many years, annual equity awards will be made in March of each year, unless a legal or plan requirement causes us to adopt a change for a specific year. March is considered appropriate for annual awards because it follows shortly after annual performance evaluations and salary adjustments for executives and other equity

eligible employees, thus providing an administratively convenient time to calculate the awards and communicate them to the recipients. In addition, the timing in mid-March follows the publication of our annual report for the prior year and, typically, the publication of our financial results for the first two months of the year, ensuring that up-to-date public information concerning the company is available in the marketplace at that time. Historically, interim awards generally have been made to an executive officer at the time of appointment to or promotion within the executive team or in a few instances when the committee deemed a special award to be appropriate; any such interim or special award to an executive officer would require the approval of the Compensation Committee.

RELATED CONSIDERATIONS

Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code limits to $1 million per year (the deduction limit) the deduction allowed for federal income tax purposes for compensation paid to "covered employees." That term includes the chief executive officer, the chief financial officer, and the three other most highly compensated executives, and any individual who meets the definition of "covered employee" in 2018 or any later tax year. Each of the NEOs is now a covered employee and Progressive will not be able to deduct any compensation paid to them for any taxable year in excess of $1 million. In 2022, compensation that did not qualify exceeded the deduction limit by $65.7 million, including $34.7 million related to Mrs. Griffith's compensation.

The committee has not discontinued or changed any component of the compensation program that has a potential negative impact under Section 162(m), since it believes that the overall program is appropriate and in the interests of shareholders.

Section 409A of the Internal Revenue Code

Section 409A of the Internal Revenue Code sets forth requirements for non-qualified deferred compensation arrangements. These requirements apply to deferrals of compensation earned or vested after 2004. If deferrals do not comply with the requirements, the amount deferred is immediately included in the individual's taxable income, and the individual is subject to an additional 20% tax plus interest, even if the actual payment of value to the individual might be delayed for years under the applicable plan or award. We seek to draft our compensation plans in a manner that provides an exemption from Section 409A or complies with Section 409A requirements.

COMPENSATION COMMITTEE REPORT

The following Compensation Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Progressive filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent Progressive specifically incorporates this Report by reference therein.

The Compensation Committee of the Board of Directors of The Progressive Corporation has reviewed and discussed with Progressive's management the Compensation Discussion and Analysis set forth above. Based on the review and discussions noted above, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in Progressive's Proxy Statement for 2023, and incorporated by reference into Progressive's Annual Report on Form 10-K for the year ended December 31, 2022.

COMPENSATION COMMITTEE
Roger N. Farah, *Chair*
Pamela J. Craig
Barbara R. Snyder
Jan E. Tighe

COMPENSATION PROGRAMS AND RISK MANAGEMENT

We believe that our compensation plans and incentives are designed so that employees are not encouraged to take inappropriate risks. We also believe our compensation plans include appropriate risk control mechanisms, along with the applicable profit margin, growth, or other performance goals. The criteria used to calculate annual cash incentive payments under our Gainshare program, as well as the goals under most of our performance-based equity awards that measure insurance results, reward the achievement of challenging growth goals, but only if our profitability is within specified levels. Under our Gainshare program, moreover, these performance measures are applied on a companywide basis, ensuring that all of our employees are motivated to pursue the same strategic goals.

In addition, we have an annual cash incentive program for our investment professionals (including our Chief Investment Officer), who actively manage our fixed-income portfolio. The primary constraints on the risks inherent in our fixed-income portfolio are our internal investment guidelines relating to credit quality, duration, issuer concentration, and other parameters, which are approved by the Board's Investment and Capital Committee. Within this framework, our incentive plan compares the total return of our fixed-income portfolio against the results achieved by comparable firms in an investment benchmark for the current year and over the trailing three-year period to determine an indicated performance score. The Compensation Committee, in its discretion, can accept the indicated performance factor, or increase or decrease it, based on its evaluation of our fixed-income investment performance for the year; annual incentive payments for our investment professionals are then adjusted accordingly. We believe that this combination of investment guidelines and one- and three-year performance comparisons, with an overlay of Compensation Committee discretion to monitor

performance and cash incentive results, appropriately addresses the risks attendant to the work of our investment professionals. We also award performance-based equity awards tied to the relative performance of our fixed-income portfolio to our CEO, CFO, Chief Investment Officer, and select portfolio managers. Under these awards, our portfolio's three-year performance is evaluated against the total returns of comparable firms over the same periods, similar to the annual cash incentive plan for our investment professionals described above. Maximum payout under these awards occurs at performance at the 75th percentile of comparable firms to mitigate any incentive to increase investment risks to a level that would exceed the company's overall risk tolerance. We believe that the focus on the three-year results, along with the investment constraints mentioned above and the use of the 75th percentile as the maximum payout measure, provides appropriate incentives for these executives without creating inappropriate risks.

In addition, our current cash incentive programs and performance-based equity awards allow us to recoup payments and vested awards from executive officers, if the applicable operating or financial results triggering payments or vesting of the award are later restated, to the extent that such cash incentives or awards would not have been paid out based on the revised operating or financial results. For additional information concerning these recoupment or "clawback" rights and the limitation thereon, see "Compensation Discussion and Analysis – Elements of Compensation – 2022 Decisions and Awards – Clawback Provisions."

Based on these considerations, among others, we do not believe that our compensation policies and practices create risks that are likely to have a material adverse effect on the company.

EXECUTIVE COMPENSATION

The following information sets forth compensation of our named executive officers (NEOs) for 2022: our Chief Executive Officer (CEO); our Chief Financial Officer (CFO); and our three other most highly compensated executive officers.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary[1] ($)	Stock Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	All Other Compensation[4] ($)	Total ($)
Susan Patricia Griffith	2022	$ 950,000	$ 9,500,203	$ 2,042,501	$ 256,122	$ 12,748,826
President and Chief Executive Officer	2021	950,000	9,500,212	3,847,502	165,247	14,462,961
	2020	980,770	9,500,037	4,707,694	32,022	15,220,523
John P. Sauerland	2022	672,116	2,531,445	867,029	12,000	4,082,590
Vice President and Chief Financial	2021	650,000	2,437,643	1,579,500	12,000	4,679,143
Officer	2020	672,115	2,275,137	1,935,692	12,750	4,895,694
Patrick K. Callahan	2022	622,115	2,343,838	802,529	12,500	3,780,982
Personal Lines President	2021	594,231	2,100,095	1,443,981	12,000	4,150,307
	2020	565,384	1,650,123	1,628,307	12,000	3,855,814
John Murphy	2022	550,000	1,375,024	473,000	12,750	2,410,774
Claims President	2021	496,154	1,125,128	803,769	12,000	2,437,051
	2020	461,539	1,012,572	886,154	12,000	2,372,265
Karen B. Bailo	2022	550,000	1,375,024	473,000	12,000	2,410,024
Commercial Lines President	2021	400,000	900,157	648,000	12,000	1,960,157
	2020	375,309	620,652	694,591	12,750	1,703,302

[1] Amounts may differ from the salary amounts reported in "Compensation Discussion and Analysis – Elements of Compensation – 2022 Decisions and Awards – Salaries" as salary changes are typically implemented in January or February of each year. In addition, Progressive pays employees on a bi-weekly basis, in an amount for salaried employees equal to 1/26th of their then-current annual salary rate. Typically, employees receive 26 paychecks in a calendar year. Every 10 to 12 years, however, the bi-weekly payment schedule results in an additional paycheck for each employee, including our NEOs, as was the case in 2020. Accordingly, 2020 salary figures in the table above include an additional paycheck for each NEO, which resulted in an increase in their respective 2020 salaries of approximately 3.8% (or 1/26) above what would have been earned in a typical 26-paycheck year. Both 2022 and 2021 are 26-paycheck years.

[2] Represents grant date fair value of restricted stock unit awards for each year. Grant date fair value is measured using the closing price of our common stock on the date of grant. With regard to performance-based awards, the grant date fair value represents the target value; however, the ultimate value to the NEO can be higher or lower depending on performance. See "– Outstanding Equity Awards at Fiscal Year-End" for further discussion. The following table represents the value of performance-based awards at grant date assuming the maximum level of performance were to be achieved.

Name	Grant Year	Grant Date Fair Value (Maximum Performance)
Susan Patricia Griffith	2022	$ 16,150,367
	2021	16,150,288
	2020	16,150,070
John P. Sauerland	2022	4,489,006
	2021	4,322,660
	2020	3,997,763
Patrick K. Callahan	2022	4,297,017
	2021	3,750,203
	2020	2,750,148
John Murphy	2022	2,062,535
	2021	1,562,603
	2020	1,406,365
Karen B. Bailo	2022	2,062,535
	2021	1,250,263
	2020	221,433

For the terms of awards granted in 2022, see "– Grants of Plan-Based Awards" and "– Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table" below. Also, see "Compensation Discussion and Analysis," as well as *Note 9 – Employee Benefit Plans* in our 2022 Annual Report to Shareholders for further discussion of the restricted stock unit awards and our recognition of expense relating to such awards.

[3] For 2022, amounts were earned exclusively under The Progressive Corporation 2022 Gainshare Plan (Gainshare Plan) for all NEOs. Non-equity incentive plan compensation earned by these executives with respect to 2022 was paid (if not deferred by the NEO) in early 2023. Amounts reported include, if applicable, compensation that was deferred under our Executive Deferred Compensation Plan (EDCP). Further discussion of these plans is included in "Compensation Discussion and Analysis," "– Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table," and "– Nonqualified Deferred Compensation."

[4] All Other Compensation for 2022 is comprised of the following:

Name	401(k) Employer Contributions[a]	Perquisites[b]	Other[c]
Susan Patricia Griffith	$12,000	$244,122	$—
John P. Sauerland	12,000	—	—
Patrick K. Callahan	12,000	—	500
John Murphy	12,000	—	750
Karen B. Bailo	12,000	—	—

[a] Represents employer matching contributions made during 2022 under our 401(k) plan. Amounts contributed are based on level of employee contribution, with a maximum annual employer contribution of $12,000.

[b] Includes $227,373 in incremental costs for Mrs. Griffith's personal use of our company airplane. We calculate incremental costs to include the cost of fuel and oil per flight; trip-related inspections, repairs, and maintenance; crew travel expenses; on-board catering; trip-related flight planning services; landing, parking, and hangar fees; supplies; passenger ground transportation; and other variable costs. Since the airplane is used primarily for business travel, we do not include the fixed costs that do not change based on personal usage, such as pilots' salaries, the depreciation of the airplane, and the cost of maintenance not related to personal trips. In addition, the perquisite amount includes $16,749 in incremental costs attributable to the personal use of a company-owned vehicle by Mrs. Griffith, which is primarily used for commuting to and from work. For more information, see "Compensation Discussion and Analysis – Other Elements of Compensation – Perquisites."

[c] Reflects a service anniversary award paid for each five-year anniversary of employment with the company, under a program applicable to all employees.

GRANTS OF PLAN-BASED AWARDS

The following table summarizes annual cash incentive awards (non-equity incentive plan awards) that were eligible to be earned by our NEOs with respect to 2022 and equity awards granted to our NEOs during 2022. Each restricted stock unit is equivalent in value to one common share.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value of Equity Awards[2]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	
Susan Patricia Griffith	NA	0	$2,375,001	$4,750,002				
	3/17/2022					26,023 [3]		$2,850,039
	3/17/2022				0 [4]	60,721 [4]	147,465 [4]	6,650,164
John P. Sauerland	NA	0	1,008,173	2,016,346				
	3/17/2022					6,164 [3]		675,081
	3/17/2022				0 [4]	16,950 [4]	40,988 [4]	1,856,364
Patrick K. Callahan	NA	0	933,173	1,866,346				
	3/17/2022					5,707 [3]		625,031
	3/17/2022				0 [4]	15,694 [4]	39,235 [4]	1,718,807
John Murphy	NA	0	550,000	1,100,000				
	3/17/2022					5,022 [3]		550,009
	3/17/2022				0 [4]	7,533 [4]	18,833 [4]	825,014
Karen B. Bailo	NA	0	550,000	1,100,000				
	3/17/2022					5,022 [3]		550,009
	3/17/2022				0 [4]	7,533 [4]	18,833 [4]	825,014

NA = Not applicable

[1] The amount of non-equity incentive plan compensation earned by the NEOs under the Gainshare Plan with respect to 2022 is included in the "– Summary Compensation Table." Further description of both the non-equity and equity incentive plan awards is provided in "Compensation Discussion and Analysis" and in the "– Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table" below.

[2] Awards were granted under the 2015 Equity Incentive Plan (the 2015 Plan) and are valued at the closing price of our common shares on the applicable date of grant, which was $109.52 for March 17, 2022. The target amount of performance-based restricted stock unit awards granted is used to determine grant date fair value.

[3] Represents the number of shares covered by time-based restricted stock unit awards.

[4] Represents the number of shares covered by performance-based restricted stock unit awards. Except as otherwise noted in this footnote 4, these awards measure growth of our vehicle insurance businesses and homeowners business against each respective market's growth and will vest from 0-250% of the target award, only if and when pre-established performance goals are attained.

As part of their annual awards, Mrs. Griffith received 8,675 units and Mr. Sauerland received 2,774 units in the form of performance-based awards that measure the performance of our fixed-income portfolio returns against a benchmark peer group. These awards can vest from 0-200% of the target award only if and when pre-established performance goals are attained.

NARRATIVE DISCLOSURE TO SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS TABLE

Salary   For 2022, salary comprised approximately 7% of total compensation for Mrs. Griffith, 16% for both Mr. Sauerland and Mr. Callahan, and 23% for both Mr. Murphy and Ms. Bailo. See "Compensation Discussion and Analysis – Elements of Compensation – 2022 Decisions and Awards – Salaries" above for more information.

Non-Equity Incentive Compensation   Non-equity incentive compensation for the NEOs with respect to 2022 was available under the 2022 Gainshare Plan. Amounts earned under this plan are included as Non-Equity Incentive Plan Compensation in the "– Summary Compensation Table."

Under the Gainshare Plan, the Gainshare Factor was determined for all NEOs after the end of the year based on our actual operating performance for that year, when compared to objective criteria previously established by the Compensation Committee in the first quarter of the year. The executive's incentive payment would equal the target Gainshare amount if the applicable Gainshare Factor equaled a 1.0 for the year. Each executive had to be employed on November 30th of 2022 to receive an incentive payment for the year. Annual incentive payments to all NEOs were paid in February 2023, after the appropriate approvals and certifications were received from the Compensation Committee.

The Gainshare Factor for the core business units for 2022 was calculated by reference to separate Gainshare matrices established by the committee in the first quarter of the year for each business unit. Each matrix assigned a performance score between zero and 2.0 to various combinations of growth and profitability for the applicable business unit. In 2022, the final Gainshare Factor determined according to these criteria was 0.86. For more information about the target percentages for the NEOs and the calculation of the Gainshare Factor, see "Compensation Discussion and Analysis – Elements of Compensation – 2022 Decisions and Awards – Annual Cash Incentive Payments (Gainshare)."

Under the Gainshare Plan, incentive payments made to the NEOs are subject to recoupment by Progressive if operating or financial results that are used in the payment calculation are later restated. See "Compensation Discussion and Analysis – Elements of Compensation – 2022 Decisions and Awards – Clawback Provisions." Further, the incentive payments will be subject to recoupment to the extent required by the rules of the SEC, NYSE, or any policy we adopt to comply with those rules.

Equity Incentive Plan Awards   In 2022, all of the equity incentive awards were granted pursuant to our 2015 Plan. We granted both time-based and performance-based restricted stock unit awards to each of the NEOs.

Restricted stock units entitle the holder to receive, upon the satisfaction of all requirements for vesting and the lapse of any other restrictions, one Progressive common share in exchange for each unit vesting. Units do not have voting rights, but are entitled to dividend equivalent payments at the same rate and time dividends are paid to holders of our common shares; those dividend equivalent payments are reinvested into additional restricted stock units, which will vest only if, when, and to the extent that the underlying restricted stock unit vests.

During March 2022, each of the NEOs received a time-based restricted stock unit award. These time-based awards are scheduled to vest in equal installments in January of 2025, 2026, and 2027, provided that the executive remains an employee through that time. We also granted annual performance-based restricted stock units to these NEOs in March 2022, which were tied to the operating performance of our insurance businesses. Mrs. Griffith and Mr. Sauerland also received an additional performance-based award tied to the performance of our fixed-income investment portfolio, as further described below.

For the performance-based restricted stock unit awards tied to the operating performance of our insurance businesses, the awards have a performance goal that compares our growth to industry growth over the performance period (2022 through 2024) and includes a restriction on vesting based on a profitability requirement. For the performance-based restricted stock unit awards tied to the performance of our fixed-income portfolio, the awards have a performance goal that measures the return of our fixed-income portfolio, which is actively managed by our investment professionals, over a three-year period (2022 through 2024), against the returns of a set of comparable investment firms.

All restricted stock unit awards granted during 2022 are subject to potentially accelerated vesting pursuant to the "change in control" provisions in the 2015 Plan. See "– Potential Payments Upon Termination or Change in Control" below for further discussion of these plan provisions.

The performance-based restricted stock unit awards granted in 2022, are subject to recoupment by Progressive under certain circumstances. See "Compensation Discussion and Analysis – Elements of Compensation – 2022 Decisions and Awards – Clawback Provisions."

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table summarizes the unvested restricted equity awards outstanding at year-end, all of which were granted under our 2015 Plan. The value of the equity awards was calculated using $129.71 per share, the closing price of Progressive common shares on the last business day of 2022.

	Stock or Unit Awards[1]			
Name	**Number of Shares or Units of Stock That Have Not Vested (#)[2]**	**Market Value of Shares or Units of Stock That Have Not Vested ($)**	**Equity Incentive Plan Awards: Number of Unearned Units That Have Not Vested (#)**	**Equity Incentive Plan Awards: Market Value of Unearned Units That Have Not Vested ($)**
Susan Patricia Griffith	81,156	$10,526,745	61,258 [3]	$ 7,945,775
			580,668 [4]	75,318,446
John P. Sauerland	18,739	2,430,636	27,433 [3]	3,558,334
			151,277 [4]	19,622,140
Patrick K. Callahan	—	—	29,072 [3]	3,770,929
			125,825 [4]	16,320,761
John Murphy	—	—	24,164 [3]	3,134,312
			59,094 [4]	7,665,083
Karen B. Bailo	9,557	1,239,638	7,621 [3]	988,520
			36,563 [4]	4,742,587

[1] Amounts include restricted stock unit awards and related dividend equivalents, which are rounded to a whole unit.

[2] Represents time-based restricted equity awards that have been earned under the "qualified retirement" provisions of the 2015 Equity Incentive Plan (see "– Potential Payments Upon Termination or Change in Control – Qualified Retirement Provisions Under Equity Plan"); such shares will vest upon the earlier of the vesting dates defined in the restricted equity award agreements (see table below) or the NEO's separation from the company.

[3] Represents time-based restricted stock unit awards for each NEO. The table below presents the applicable vesting dates for those awards (certain events may cause earned but unvested shares to vest earlier; see "– Potential Payments Upon Termination or Change in Control" for further discussion). Awards granted in 2020 and prior vest on January 1, while subsequently granted awards, which vest in 2024, 2025, 2026, and 2027, have later vesting dates in January.

Name	**1/1/23**	**1/1/24**	**1/16/24**	**1/1/25**	**1/21/25**	**1/20/26**	**1/19/27**
Susan Patricia Griffith	46,767	22,108	10,738	15,234	19,435	19,435	8,697
John P. Sauerland	24,104	5,066	2,449	3,475	4,509	4,509	2,060
Patrick K. Callahan	8,141	5,487	2,261	2,940	4,168	4,168	1,907
John Murphy	6,629	4,442	1,884	2,405	3,563	3,563	1,678
Karen B. Bailo	3,030	2,514	1,507	2,077	3,186	3,186	1,678

[4] The following table presents, as of December 31, 2022, the number of unvested performance-based restricted stock units, including reinvested dividend equivalent units, for each of the NEOs, by year of grant. The number of units shown reflects either the target amount of units, or the maximum number of units for each individual award that comprises the total that can vest, depending on the company's expectations, as described in the applicable note below.

Name	2020	2021	2022
Susan Patricia Griffith	258,969	182,548	139,151
John P. Sauerland	64,105	48,859	38,313
Patrick K. Callahan	44,099	42,389	39,337
John Murphy	22,551	17,662	18,881
Karen B. Bailo	3,550	14,132	18,881

Following are the performance criteria that must be achieved to enable the performance-based restricted stock unit awards to vest for the year of grant indicated. Pursuant to applicable regulations, expectations above the minimum threshold level, but at or below target, are shown at target and expectations of vesting above the target level are shown at the maximum potential vesting.

Type	Measurement Period	Vesting Range	Combined Ratio	Growth Rate Over Base	Reported Value	Expiration Date
Performance versus Market[a]						
2020	1/1/20-12/31/22	0-250%	96	Varies	Max	1/31/2025
2021	1/1/21-12/31/23	0-250%	96	Varies	Max	1/31/2026
2022	1/1/22-12/31/24	0-250%	96	Varies	Max	1/31/2027
Investment[b]						
2020[c]	1/1/20-12/31/22	0-200%	NA	NA	Max	3/15/2023
2021	1/1/21-12/31/23	0-200%	NA	NA	Max	3/15/2024
2022	1/1/22-12/31/24	0-200%	NA	NA	Target	3/15/2025

NA = Not applicable

Note: The vesting provisions for the 2022 awards are discussed in "Compensation Discussion and Analysis – Elements of Compensation – 2022 Decisions and Awards – Equity Awards," and the vesting provisions for the 2020 and 2021 awards (other than actual vesting dates) have the same structure.

[a] At December 31, 2022, the company's expectation for each award is based on our performance through 2022, industry growth rates for the applicable performance period to the extent available, and our estimates of each for the remainder of the performance period.

[b] At December 31, 2022, the company's expectation for each award is based on our performance through 2022, the performance of the peer group during the applicable performance period to the extent available, and our estimates of each for the remainder of the performance period.

[c] This award vested at a factor of 184% out of a possible 200% in February 2023.

OPTION EXERCISES AND STOCK VESTED

The following table summarizes the vesting of restricted stock unit awards during 2022. Vesting values reflect considerable stock appreciation from the date of grant. For example, the stock price at original grant (March 2019) of the performance-based restricted stock units that vested on August 25, 2022, was $72.86 versus a stock price of $125.95 at vesting. The units that vested included dividend equivalent units valued at various other prices during the performance period; most of those prices were lower than the stock price at vesting. In addition, the maximum vesting factor was achieved under the performance-based restricted stock unit awards that vested on August 25, 2022.

Name	Stock Awards	
	Number of Shares Acquired on Vesting[1] (#)	Value Realized on Vesting ($)
Susan Patricia Griffith	272,335	$32,794,206
John P. Sauerland	81,581	9,647,674
Patrick K. Callahan	42,175	5,102,203
John Murphy	26,501	3,160,713
Karen B. Bailo	9,537	1,071,014

[1] The following table summarizes the number of time-based and/or performance-based restricted stock units, including dividend equivalent units, if applicable, that vested on various dates during the year. Our performance-based restricted stock unit awards vested either when the Compensation Committee certified that the performance criteria were achieved for the awards based on investment performance (February 17, 2022) or when the Compensation Committee certified that the company's growth exceeded industry growth and also satisfied the predetermined profit requirement for awards based on market performance (August 25, 2022).

	Vesting Date	1/3/2022	2/17/2022	5/2/2022	8/25/2022
	Value at Vesting	$ 102.08	$ 105.20	$ 108.90	$ 125.95
	Type	TB	PB	TB	PB
Name	Performance Factor	NA	1.77	NA	2.50
Susan Patricia Griffith		42,010	24,272	—	206,053
John P. Sauerland		23,356	3,372	—	54,853
Patrick K. Callahan		8,785	—	—	33,390
John Murphy		7,421	—	—	19,080
Karen B. Bailo		3,450	—	2,806	3,281

NA = Not applicable for time-based awards

TB = Time-based

PB = Performance-based

NONQUALIFIED DEFERRED COMPENSATION

The following table summarizes amounts contributed to, earned within, and distributed from the EDCP during 2022, as well as each NEO's aggregate balance in the EDCP at December 31, 2022. Participation in the EDCP is voluntary; deferral elections are made annually for both non-equity incentive compensation and annual restricted equity awards.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year[1] ($)	Aggregate Earnings (Losses) in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions[2] ($)	Aggregate Balance at Last Fiscal Year End[3] ($)
Susan Patricia Griffith	$ —	$ —	$ (244,649)	$ —	$ 1,079,474
John P. Sauerland	—	—	(76,188)	157,970	294,718
Patrick K. Callahan	—	—	2,291,495	—	12,888,343
John Murphy	—	—	(83,113)	—	409,668
Karen B. Bailo	—	—	(286,673)	—	1,831,006

[1] Progressive makes no supplemental contributions to the EDCP in the year of deferral or in subsequent years.

[2] Represents scheduled distributions based on the applicable executive's elections made in prior years.

[3] Amounts represent the accumulation of previously deferred non-equity incentive compensation awards or restricted equity awards, both time-based or performance-based, together with earnings on deemed investments. For Mr. Callahan and Mr. Murphy, the amounts recorded in our Summary Compensation Table for previous years were $2,777,037 and $443,077, respectively, which represents amounts deferred into the EDCP. A portion of the amounts may have been distributed to these executives; no other NEO had deferred amounts reported in the "Executive Compensation – Summary Compensation Table."

The NEOs employed prior to the beginning of a calendar year can defer all or part of the annual cash incentive payments earned under the Gainshare Plan, as well as all of their annual restricted equity awards (but not dividend equivalent units). Amounts equal to the deferred incentive payments or restricted equity awards are credited under the EDCP at the time that the incentive payment otherwise would be paid to the participant or the restricted equity awards otherwise would vest. The plan has 17 mutual funds, as well as Progressive common shares, as deemed investment choices. The participant selects the deemed investment choices for contributions and transfers; however, fund transfers are limited and restricted equity awards granted in or after March 2005 are automatically deemed invested in Progressive common shares until the date of distribution under the plan. We make no matching contributions or additional deposits on behalf of any participant. Any earnings are a result of an executive's deemed investment choices.

We have established an irrevocable grantor trust to provide a source of funds to assist us in meeting our liabilities under the EDCP. To secure our future payment obligations to participants, we deposit amounts equal to deferred cash incentive payments or restricted equity awards into the trust and the trust holds investments equivalent in kind and number to the aggregate deemed investment elections selected by participants. The rights of participants and their beneficiaries under the EDCP are merely unsecured contractual rights against us. Participants have no proprietary rights or interests in the trust's assets, including any securities that are held by the trust, all of which remain subject to the claims of our general creditors. We do not guarantee any specific rate of return to participants who defer amounts into the EDCP. For the year ended December 31, 2022, returns for the EDCP's deemed investment choices ranged from -40.26% to 26.80%.

Distributions from the EDCP are made in accordance with an election made by the participant prior to earning the deferred award. Distributions are made in a lump-sum or in three, five, or ten annual installments, beginning at the earlier of the date selected by the participant or upon termination of employment. For deferrals made after 2004, distributions resulting from termination of employment begin six months after the participant leaves the company. In addition, distributions may be triggered by certain "change in control" events. All distributions are made in cash, with the exception of deferred restricted equity awards granted in or after March 2005, which are distributed in common shares.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following table highlights the benefits that generally may be received by our NEOs, as well as other employees who participate in the applicable benefit plans, when certain events occur that result either in termination of employment or a change in control of the company.

	Potential Payments The Executive is Eligible to Receive[1]:				
		Under Equity Plan			
If This Triggering Event Occurs:	Severance Benefits	Change in Control Benefits[2]	Qualified Retirement Benefits	Other Termination Provisions	Payments under EDCP[3]
Involuntary termination (without cause)	✓	—	—	—	✓
Voluntary separation (including nonqualified retirement)	—	—	—	✓	✓
Retirement – qualified (as defined in the plan)[4]	—	—	✓	—	✓
Termination for cause	—	—	—	—	✓
Change in control, no loss of employment	—	—	—	—	✓
Change in control and involuntary termination (without cause) or resignation due to a significant job change	✓	✓	—	—	✓
Death	—	—	✓	✓	✓

[1] This table is intended as a general summary only. This table excludes amounts attributable to any accrued but unpaid base salary, sick leave, and/or paid time off, if applicable. An executive's eligibility to receive any of the benefits outlined in this table may be subject to certain criteria, conditions, or other requirements as set forth in the applicable plan documents or related agreements. See below for additional discussions.

[2] The 2015 Plan has a double trigger provision. See "– Change-in-Control Provisions Under Equity Plan" for additional information.

[3] An executive will be entitled to receive payments under the EDCP only if the executive deferred compensation under the EDCP. See "– Nonqualified Deferred Compensation" for additional information.

[4] Under our outstanding equity awards, as discussed below, a "qualified retirement" excludes any termination of employment for cause (as defined in the 2015 Plan). However, for some awards the same event can be treated as a "qualified retirement" under our 2015 Plan and an involuntary termination without cause under our severance plan.

The significant provisions of our executive separation allowance (severance) plan, as well as the provisions of our 2015 Plan involving "change in control," "qualified retirement," and death benefits, are discussed in more detail below. Payments to be made under our EDCP upon an executive's termination of employment or a "change in control" are discussed under "– Nonqualified Deferred Compensation." We do not provide other benefits that are triggered by an NEO's termination or retirement or by a change in control, except for our 401(k) plan (which is available to all employees) or those required by law (such as postemployment medical insurance coverage under COBRA).

Severance Plan   Our executive separation allowance plan is designed to provide executives with well-defined financial payments if we ask the executive to leave under certain circumstances. The plan covers our NEOs, other executive officers, and all other equity-eligible employees.

Among other terms and conditions, we will generally pay a separation allowance (severance) payment to an eligible executive if:
- the executive's employment terminates for reasons other than resignation (including retirement), death, disability, leave of absence, or discharge for cause (as defined in the plan), or the executive resigns within a specific period of time following any change in the executive's job duties that is deemed significant by Progressive; and
- the employee signs a termination and release agreement as required by the plan.

The amount of the severance payment will vary among employees based on position and years of service. Based on tenure, each of our NEOs would receive severance payments equal to three times the executive's annual base salary only at the time of termination. Cash incentive payments, bonuses, equity awards, perquisites, and other compensation are excluded from the severance calculation. In addition, under the plan, the NEO would be entitled to continue medical, dental, and vision benefits for a period not to exceed 18 months at our cost, except that they would be required to make contributions to the cost of those benefits to the same extent as the executive did prior to termination. The NEO would also be eligible to receive outplacement services following separation with an estimated value of $13,000.

In addition, the plan provides that eligible NEOs will have the right to receive a severance payment in accordance with the formula described above, if after any change in control of Progressive, either:
- the NEO's employment is terminated for reasons other than resignation (including retirement), death, disability, leave of absence, or discharge for cause (as defined in the plan); or
- the NEO resigns due to a job change for "good reason."

This plan defines "change in control" and "good reason" the same as those terms are defined in the 2015 Plan, which is described below.

In the event of a termination of employment of any of our NEOs due to a resignation (including retirement), death, disability, leave of absence, or discharge for cause (as defined in the plan), no separation allowance would be payable under the executive separation allowance plan.

The following table summarizes for each of the NEOs the severance payments that would have been made to the NEOs, and the estimated value of health and welfare benefits for which the NEO would have been eligible, if the executive had separated from Progressive at December 31, 2022, under circumstances requiring payments under the executive separation allowance plan:

Name	Amount of Severance Payment ($)	Estimated Value of Health Benefits ($)
Susan Patricia Griffith	$2,850,000	$24,985
John P. Sauerland	2,025,000	24,985
Patrick K. Callahan	1,875,000	24,824
John Murphy	1,650,000	24,985
Karen B. Bailo	1,650,000	21,512

Change-in-Control Provisions Under Equity Plan
Benefits also may be provided under our 2015 Plan to holders of equity awards, including our NEOs, if a change in control occurs. All equity awards currently outstanding were granted under the 2015 Plan.

The 2015 Plan has a "double-trigger" change-in-control provision. Unless an award provides otherwise, the award will not accelerate or be paid out upon a change in control if the outstanding award is honored, assumed,

or replaced with a new right that complies with the terms of the change-in-control provisions in the 2015 Plan, including providing substantially identical terms and substantially equivalent economic terms. If the awards are not honored, assumed, or replaced, as described above, they will vest immediately prior to a change in control and each restricted stock unit award will be cashed out, at fair market value, with any performance-based awards deemed to have been earned at the higher of target or a multiple of target based on the level of achievement through the date of the change in control, if determinable. Any honored, assumed, or replacement award will vest after a change in control if, within 24 months after the change in control, the individual is terminated by the surviving entity other than for cause (as defined in the plan) or the individual terminates employment for good reason. If vesting is accelerated, performance-based awards will be considered to be earned at the higher of target (if applicable) or a multiple based on the level of achievement through the termination date, if determinable.

The definition of "change in control" in the 2015 Plan is intended to satisfy Section 409A of the Internal Revenue Code and is defined as specific transactions or events, generally including (i) shareholder approval of a liquidation or dissolution, (ii) acquisition by an individual, entity, or group of 30% or more of the outstanding common shares or the combined voting power of the outstanding securities entitled to vote in the election of directors, unless specified exceptions are satisfied, (iii) a change in the composition of the Board such that the individuals who constituted the Board in May 2015 cease to constitute at least a majority of the Board (with new directors nominated for election by the Board generally treated as having been a director in May 2015), or (iv) the consummation of a reorganization, merger, consolidation, asset sale, or similar transaction unless the company's shareholders retain more than 50% of the voting power of the surviving entity, no individual, entity, or group owns 30% or more of the outstanding common shares or the combined voting power of the outstanding securities entitled to vote in the election of directors of the surviving entity, and the company's directors prior to the transaction constitute at least a majority of the board of directors of the surviving entity. "Good reason" involves an adverse employment decision affecting the NEO, such as a significant reduction in their duties or responsibilities, a decrease in their compensation, or a change in office location that would increase their commute by greater than 50 miles.

The following table quantifies the amount of each NEO's change-in-control benefits under our equity incentive plan, assuming a change in control (within the meaning of the applicable plan) had occurred and the vesting of all outstanding equity awards and payments had been required under the applicable plan on December 31, 2022:

Name	Payments on Unvested Restricted Stock Unit Awards/Total[1] ($)
Susan Patricia Griffith	$49,950,543
John P. Sauerland	14,194,165
Patrick K. Callahan	10,299,233
John Murphy	6,200,397
Karen B. Bailo	4,125,167

[1] Includes time-based and performance-based restricted stock unit awards, plus reinvested dividend equivalents. Performance-based awards are valued at their target amount.

Qualified Retirement Provisions Under Equity Plan
The 2015 Plan provides additional benefits in the event an NEO satisfies the Rule of 70 requirements (age 55 with at least 15 years of service or age 60 with at least 10 years of service). These benefits, as well as those related to death and disability, have changed over the past few years based upon the Compensation Committee's review of applicable market data.

Beginning with awards granted in 2021, if an NEO remains employed through the end of the calendar year in which the grant is made, when the NEO retires after satisfying the Rule of 70 requirements:
• 100% of the outstanding time-based award will vest, and
• 100% of each unvested performance-based award will be retained and will vest if, when and to the extent that the performance measures are achieved.

With respect to awards granted in 2020, when the NEO retires after satisfying the Rule of 70 requirements:
• 50% of each outstanding time-based award will vest, and
• the NEO retains 50% of any outstanding performance-based award (100% if the NEO provided 12 to 18 months advanced notice of retirement described below), which will be retained and will vest if, when and to the extent that the performance measures are achieved.

With respect to unvested time-based awards granted in 2019:
• 50% of each award vested (or will vest) when the individual first satisfies the Rule of 70 requirements,

• the remaining half of each award will then vest only when the time-based vesting provisions set forth in the applicable award agreement are satisfied, and
• no portion of the award vests upon the participant's retirement.

The rights conferred by these provisions, among other rights, may be forfeited if the Compensation Committee determines that prior to vesting the executive has engaged in any "disqualifying activity." See "Compensation Discussion and Analysis – Elements of Compensation – 2022 Decisions and Awards – Clawback Provisions."

As of December 31, 2022, Mrs. Griffith, Mr. Sauerland, and Ms. Bailo satisfied the Rule of 70 requirements under our 2015 Plan. Mr. Murphy and Mr. Callahan will not be able to satisfy the qualified retirement eligibility until 2024 and 2025, respectively. The table below shows the value of each of the eligible executive's retirement benefits if they had retired on December 31, 2022, and provided the required notice of their intended retirement for certain awards, as described above.

The amounts are valued using our closing stock price on December 31, 2022, and include reinvested dividend equivalent units payable when the underlying award vests. For the performance-based equity awards, the amounts disclosed assume that all outstanding awards vest at the maximum factor; however, the actual value depends on whether, and the extent to which, the company achieves the applicable performance goals established at the time each award was made, within the time periods permitted by the award. See the "– Outstanding Equity Awards at Fiscal Year-End" table for more information.

	Value of Qualified Retirement Benefits[1] (As of 12/31/2022)	
Name	Time-Based Equity Awards	Performance-Based Equity Awards Maximum
Susan Patricia Griffith	$7,142,476	$57,269,203
John P. Sauerland	1,629,075	14,652,587
Karen B. Bailo	586,551	2,293,466

[1] Awards granted in 2022 do not become a qualified retirement benefit until January 1 in the year following the calendar year in which the grant is made due to the service requirements discussed above. Had the 2022 awards been eligible for vesting as a qualified retirement benefit on December 31, 2022, Mrs. Griffith's time-based and performance-based equity awards would have increased by $3,384,211 and $19,177,368, respectively, Mr. Sauerland's by $801,610 and $5,330,363, respectively, and Ms. Bailo's by $653,095 and $2,449,108, respectively.

Other Termination Provisions Under Equity Plan
Under our 2015 Plan, termination of an executive for cause (as defined in the plan) will result in the forfeiture of all unvested awards. If an equity award recipient, including an NEO, ceases to be an employee prior to satisfying the Rule of 70 requirements, the employee generally would forfeit any unvested awards, both time-based and performance-based. A limited exception permits a holder of performance-based restricted stock units (including the NEOs) whose employment is terminated (other than by the company for cause) after the end of an applicable performance period but before the award vests to retain the award but only until the first opportunity for the award to vest; at that time, the award will vest only if and to the extent that all performance measures have been satisfied. If, however, the award does not vest at that time (either because the minimum growth measures are not achieved or the profitability requirement is not satisfied), the award is forfeited.

Death   Beginning with awards granted in 2021, if an NEO is employed through the end of the calendar year in which the grant is made, upon the death of an NEO:
• the outstanding time-based awards will vest 100%,
• with respect to performance-based awards, if the NEO dies: (i) before the end of the performance period, then the award will vest at 100% of target; or (ii) after the end of the performance period, then the award will remain outstanding and will vest if, when and to the extent that the performance measures are achieved; and
• otherwise, the restricted stock unit awards will be forfeited.

For awards granted in 2020 and earlier, upon the death of an NEO prior to the NEO satisfying the Rule of 70 requirements:
• any outstanding time-based award will vest to the extent that it would have vested if the NEO had remained employed for the 12 months following death,
• any outstanding performance-based award will remain outstanding for 12 months following death and will vest if, when and to the extent that the performance measures are met within that 12-month period; and
• generally all other restricted stock unit awards will be forfeited.

With respect to awards granted in 2019, once an executive has reached the qualified retirement eligibility date, all eligible time-based awards that have not vested prior to the executive's death will be forfeited, and the executive's death will be treated as a qualified retirement with respect to performance-based awards granted in 2020.

Unless noted above, these provisions apply equally to all participants.

If an NEO had chosen to participate in our deferral plan, following the NEO's death, the NEO's estate or beneficiaries would also be entitled to receive distributions from the EDCP.

Disability Provisions Under Equity Plan   Beginning with awards granted in 2021, if an NEO is employed through the end of the calendar year in which the grant was made and if the NEO's employment is terminated as a result of their disability:
• the outstanding time-based awards will vest 100%,
• with respect to performance-based awards, in the event the NEO's employment is terminated
  • before the end of the performance period, then the performance-based award will vest at 100% of target;
  • after the end of the performance period, then the performance-based award will remain outstanding and will vest if, when and to the extent that the performance measures are achieved; and
• generally all other restricted stock unit awards will be forfeited.

For awards granted in 2020 and earlier, no benefit was provided if an NEO's employment was terminated as a result of their disability, unless the NEO had satisfied the Rule of 70 requirements, in which case the termination was treated as a retirement.

Non-Compete Provisions   Beginning with awards granted in 2021, annual restricted stock unit awards also include a non-compete provision that will restrict the NEOs from the grant date through one year following termination of employment from engaging in any competitive business activity that would risk disclosure and/or use of our confidential information.

PAY RATIO DISCLOSURE
Our employee compensation program is designed to support, reinforce, and align our Core Values with our business strategy of growth and profitability, while ensuring we can attract, motivate, and retain talented employees, at every level, who drive our success. Our compensation program, which is the result of our review of market data for our job families, consists of:
• base pay that is competitive with the range of pay for jobs with similar duties and responsibilities at other companies, and
• an annual cash incentive payment, which we refer to as Gainshare, that is available to nearly all

permanent employees. As noted above, our Gainshare program promotes a common culture and rewards employees when annual business goals and objectives are achieved. The payout can range from zero to 2.0x the target, which is a stated percentage of base pay. Under the Gainshare Plan, the target percentage is typically:

- 0 - 8% for administrative support and entry level professionals;
- 8 - 20% for senior professionals and managers; and
- 20 - 150% for senior managers and senior executives, other than the CEO.

The SEC rules for identifying the median employee and calculating that employee's annual total compensation allows companies to make reasonable assumptions and estimates, to apply a variety of methodologies and exclusions that reflect their compensation practices.

To identify our median employee, as of December 31, 2022, we used the Medicare taxable wages as reported on the 2022 Form W-2 for all employees (other than the CEO) that were continuously employed for the entire calendar year. For permanent employees hired during 2022, base pay and Gainshare payments were annualized to provide comparability. After we identified the median employee, we determined their total compensation in a manner consistent with the

determination of the total shown for our CEO in the "Executive Compensation – Summary Compensation Table." We believe the pay ratio provides a reasonable estimate of the required information calculated in a manner consistent with the applicable SEC rules.

Total compensation in the Summary Compensation Table includes a "non-equity incentive plan compensation" component, which for us generally represents payments under our Gainshare program for our median employee, who on the last day of the year had a Gainshare target of 8%.

Gainshare payments for eligible employees are calculated in the same manner as the executive annual incentive payments described in "– Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table – Non-Equity Incentive Compensation."

For 2022, our median employee's total annual compensation was $64,488 and our CEO's total annual compensation was $12,748,826, which results in a pay ratio of CEO compensation to median employee compensation of 198:1.

Given the different methodologies used by various public companies, the ratio reported above should not be used as a basis of comparison between or among companies, including companies in our peer group.

PAY VERSUS PERFORMANCE

The table below sets forth information regarding compensation for our CEO and non-CEO NEOs, along with the financial performance of Progressive for the last three completed fiscal years. The table also provides a comparison of the compensation reported in the "Executive Compensation – Summary Compensation Table" (Summary Compensation Table) and the compensation actually paid to our NEOs. The disclosure of compensation actually paid is determined in accordance with SEC rules and requires certain adjustments to the amounts reported in the Summary Compensation Table total for each NEO. It does not reflect the amount of compensation actually realized or received by our NEOs during the applicable year.

The compensation actually paid amounts include the value of our time-based and performance-based restricted stock unit awards, which is determined, in part, based on the value of Progressive common shares as of the earlier of December 31 or the vesting date, of each covered fiscal year. It also reflects the value of any reinvested dividend equivalent units applicable to these awards and changes in the projected vesting factor for performance-based awards, as described below. The values of these awards reflect considerable stock price appreciation from the date that the awards were originally granted, which is the value reported in the Summary Compensation Table. The ultimate value of unvested restricted stock unit awards remains dependent on our achievement of any applicable performance goals, the satisfaction of applicable vesting periods, and the value of our common shares at the time of vesting of such awards. Further, final values of vested stock

holdings are not realized by the NEOs until disposition of their holdings.

Additionally, as a property-casualty insurance company, we have earnings from both underwriting activity and investment operations. As discussed elsewhere, despite business challenges during 2021 that continued into 2022, during 2022, we recognized an underwriting profit margin of 4.2% (exceeding our companywide profitability target of 4%), or $2.1 billion of pretax underwriting profit, and wrote $4.7 billion more in net premiums than in 2021, to end the year at $51.1 billion in net premiums written.

Our investment portfolio consists principally of fixed-maturity securities, which represented 87.1% of the fair value of the portfolio at December 31, 2022, and generated investment income, primarily interest and dividends, of $1.1 billion in 2022. The changes in the market value of our fixed-maturity securities are not reflected in net income, but rather are a component of comprehensive income. On the other hand, unlike our fixed-maturity securities, changes in the value of our equity securities are reflected in net income and, therefore, lower market valuations can overshadow profitability trends in our insurance operations. In 2022, net income included total net realized losses on securities of $1.9 billion, compared to total net realized gains on securities of $1.5 billion and $1.6 billion in 2021 and 2020, respectively. Consistent with market trends, decreases in market valuations of our equity security portfolio were primarily responsible for the total net realized losses on securities for 2022.

Pay Versus Performance Table

Year	Summary Compensation Table Total for CEO	Compensation Actually Paid to CEO[1]	Average Summary Compensation Table Total for Non-CEO Named Executive Officers	Average Compensation Actually Paid to Non-CEO Named Executive Officers[2]	Value of initial fixed $100 investment based on:			Net Income (in billions)	Combined Ratio[5]
					Total Shareholder Return[3]	Peer Group Total Shareholder Return[4]			
						S&P 500 P/C Group	Value Line P/C Group		
2022	$ 12,748,826	$ 48,474,661	$ 3,171,093	$ 9,195,384	$ 198.67	$ 148.53	$ NA	$ 0.7	95.8
2021	14,462,961	26,403,691	3,668,598	5,359,600	156.68	124.95	142.42	3.4	95.3
2020	15,220,523	52,840,789	3,582,178	10,086,445	141.38	106.33	103.87	5.7	87.7

[1] Represents amounts for Mrs. Griffith (our CEO since July 2016) as computed in accordance with Item 402(v) of Regulation S-K and includes certain adjustments to the amounts in the "Summary Compensation Table Total for CEO" column for each covered fiscal year. To determine compensation actually paid, the following adjustments were made to reflect the increase or change in fair value of Stock Awards (defined below) under the circumstances set forth below:[a,b]

	2022	2021	2020
Deduction of the grant date fair value of awards reported in the "Stock Awards" column of the Summary Compensation Table (Stock Awards) for the covered fiscal year	$ (9,500,203)	$ (9,500,212)	$ (9,500,037)
Addition of the year-end fair value of all Stock Awards granted during the covered fiscal year that are outstanding and unvested	16,357,106	12,631,713	25,872,505
Change in the year-end fair value (from prior year-end) of all Stock Awards granted in any prior fiscal year that are outstanding and unvested	23,872,689	8,498,852	16,252,534
Change in the fair value (from prior year-end to vesting date) of all Stock Awards granted in any prior fiscal year that vested	4,996,243	310,377	4,995,264
Total Adjustments	$35,725,835	$11,940,730	$37,620,266

[a] The Stock Awards were granted under the 2015 Plan and include time-based and performance-based restricted stock unit awards. For each covered fiscal year, the additions and changes in fair value in the table above also reflect the value of any reinvested dividend equivalent units applicable to these Stock Awards in connection with dividends paid on the company's common stock, and changes in the projected vesting factor for performance-based restricted stock unit awards. See "Executive Compensation – Summary Compensation Table," "Executive Compensation – Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table," "Executive Compensation – Outstanding Equity Awards at Fiscal Year-End," and "Executive Compensation – Option Exercises and Stock Vested" for further discussion.

[b] The closing stock price as of the last trading day of 2022, 2021, and 2020 was $129.71, $102.65, and $98.88, respectively.

[2] The non-CEO named executive officers include for (i) 2022, Mr. Sauerland, Mr. Callahan, Mr. Murphy, and Ms. Bailo; (ii) 2021, Mr. Sauerland, Mr. Callahan, Remi Kent (Ms. Kent became our Chief Marketing Officer on November 1, 2021), and Michael D. Sieger (Mr. Sieger retired in January 2022); and (iii) 2020, Mr. Sauerland, Mr. Callahan, John A. Barbagallo (Mr. Barbagallo was the Commercial Lines President until mid-January 2021), and Mr. Sieger. As described in Note 1, to determine compensation actually paid, the following adjustments (expressed as averages) were made to reflect the increase or change in fair value of Stock Awards under the circumstances set forth below:[a]

	2022	2021	2020
Deduction of the grant date fair value of Stock Awards for the covered fiscal year	$(1,906,333)	$(2,134,497)	$(1,609,480)
Addition of the year-end fair value of all Stock Awards granted during the covered fiscal year that are outstanding and unvested	3,359,339	2,755,577	4,507,590
Change in the year-end fair value (from prior year-end) of all Stock Awards granted in any prior fiscal year that are outstanding and unvested	3,915,370	1,061,423	2,787,532
Change in the fair value (from prior year-end to vesting date) of all Stock Awards granted in any prior fiscal year that vested	655,915	8,499	818,625
Total Adjustments	$ 6,024,291	$ 1,691,002	$ 6,504,267

[a] For additional information, see Notes a and b to Note 1.

[3] Total shareholder return is cumulative for the measurement periods beginning on December 31, 2019, and ending on the last fiscal day in 2022, 2021, and 2020, respectively, assuming $100 was invested at the close of trading on December 31, 2019.

[4] In 2022, we changed our peer group to the Standard & Poor's 500 Property & Casualty Index (S&P 500 P/C Group). We are disclosing our prior peer group, Value Line Property/Casualty Industry Group (Value Line P/C Group), for comparative purposes; however, we are unable to disclose 2022 due to that peer group data being not available (NA) in the current year.

[5] Combined ratio is the complement of our underwriting margin. The underwriting margin is the pretax underwriting profit (loss) expressed as a percentage of net premiums earned (i.e., revenues from underwriting operations). The pretax underwriting profit (loss) is calculated as net premiums earned plus fees and other revenues less losses and loss adjustment expenses, policy acquisition costs, other underwriting expenses, and for 2020, policyholder credits.

NARRATIVE DISCLOSURE TO PAY VERSUS PERFORMANCE TABLE

The following describes the relationships between (i) the compensation actually paid to our NEOs and the performance measures set forth in the Pay Versus Performance Table and (ii) our cumulative total shareholder return (TSR) and the cumulative TSR of our chosen peer group, as disclosed in our performance graph below. For additional information on the awards described below see "Executive Compensation – Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table" and "Compensation Discussion and Analysis – Elements of Compensation – 2022 Decisions and Awards."

Relationship Between Compensation Actually Paid and Performance Measures

Compensation Actually Paid As shown in the Pay Versus Performance Table, compensation actually paid decreased from the levels in 2020 to the levels in 2021 (although still meaningfully higher than the Summary Compensation Table totals), before returning again to higher levels in 2022. The variation in these amounts during the covered periods reflected changes to the fair value of our time-based and performance-based restricted stock unit awards, the additional value of any new reinvested dividend equivalent units applicable to these awards, and changes in the projected vesting factor for performance-based awards.

Combined Ratio We have selected our combined ratio as the "company-selected measure" for the Pay Versus Performance Table because it supports a strong pay-for-performance linkage and further aligns our executives' interests with those of our shareholders. A fundamental tenet of our executive compensation program continues to be to support our long-standing companywide goal of growing as fast as we can at a 96 or better combined ratio while continuing to deliver high-quality customer service. We strongly believe that achieving our target profit margin takes precedence over growing premiums in years where we are challenged to achieve both, as was the case in 2022.

Our Gainshare program is designed to support our long-standing companywide goal. Gainshare payments each year, if any, are based in part on the profitability of our insurance businesses, on a weighted average basis, through our combined ratio performance measure. Accordingly, in years where our combined ratio is higher, the payouts under the Gainshare program are adversely impacted. During all of the covered fiscal years, we satisfied our goal of achieving a 96 or better combined ratio on a companywide basis, although not all of our insurance businesses achieved this target. The combined ratio increased in both 2021 and 2022 compared to the prior year, and the Gainshare payout for each NEO was correspondingly lower. Because Gainshare is a cash incentive program, the value applicable to Gainshare payouts is the same in both the Summary Compensation Table total and the compensation actually paid columns in the Pay Versus Performance Table.

Additionally, our annual performance-based restricted stock unit awards (performance versus market insurance results) include a profitability requirement of a combined ratio of 96 or better over the most recent 12-month period when the vesting is determined. Although our combined ratio increased in 2021 and 2022 compared to the prior year, this increase did not impact compensation actually paid because the additional profitability requirement was met for the awards that vested in those years. The vesting of these awards was included in the applicable compensation actually paid column in the Pay Versus Performance Table and reflected changes in the fair value of these awards as described above.

Cumulative TSR As shown in the Pay Versus Performance Table, our TSR increased over the covered periods from $141.38 to $198.67. During all of the covered fiscal years, our cumulative TSR outpaced the TSR of our chosen peer groups, the S&P 500 P/C Group (for 2022) and the Value Line P/C Group (for 2021 and 2020).

As noted above, the compensation actually paid amounts to our NEOs during the covered periods reflected changes in the fair value of our time-based and performance-based restricted stock unit awards. These amounts were significantly higher than the values reflected in the Summary Compensation Table totals for each NEO during each covered year.

We do not include TSR as a performance measure in our executive compensation program. Rather, we focus on our stated operating and investment goals and allow the TSR to reflect our achievement of those goals. However, we do provide a high percentage of total compensation to our NEOs in the form of equity awards. Accordingly, as our stock price increases (and TSR likewise increases), we expect that the compensation actually paid amounts to our NEOs will generally increase proportionately.

Net Income As a property-casualty insurance company, we have earnings from both underwriting activity and investment operations. We believe that our shareholder value will be increased in the long run if we continue to focus on profitable growth of our insurance operations and the relative performance of our fixed-maturity portfolio. Net income, which includes the impact of market fluctuations on our equity investments, decreased during the covered periods, from $5.7 billion in 2022, $3.4 billion in 2021, and $0.7 billion in 2022, reflecting the business challenges we faced and the volatility in the market valuations of our equity security portfolio.

Due to our long-term focus on our insurance operations, we make business decisions and set annual targets that are designed to enhance the longer-term performance of those operations. Accordingly, the trends in the compensation actually paid amounts to our NEOs do not correlate with net income as we do not use net income as a performance measure in our executive compensation program.

Relationship Between Our Cumulative TSR and our Peer Groups' Cumulative TSR

The following graph depicts the relationship between our cumulative TSR and the cumulative TSR of our chosen peer groups for the last three years, assuming $100 was invested at the close of trading on December 31, 2019. In 2022, we changed our peer group to the Standard & Poor's 500 Property & Casualty Insurance Index (S&P 500 P/C Group). We are disclosing our prior peer group, Value Line Property/Casualty Industry Group (Value Line P/C Group) for comparative purposes; however, we are unable to disclose all three years due to unavailability of that peer group data for 2022. The presentation is consistent with the Pay Versus Performance Table.



TABULAR LIST OF PERFORMANCE MEASURES

The following table lists the most important performance measures used in our executive compensation program to link the compensation actually paid to our current NEOs during 2022 to the company's performance. For our NEOs, other than our CEO and CFO, we used fewer than three financial performance measures to link compensation actually paid for the most recently completed fiscal year, to the company's performance. For additional information on how these performance measures are calculated and used in our executive compensation program, see "Compensation Discussion and Analysis – Elements of Compensation – 2022 Decisions and Awards."

Name	Combined Ratio	Premium Growth	3-Year Return Fixed Income Portfolio	Policies In Force (PIF) Growth
Susan Patricia Griffith	✓	✓	✓	✓
John P. Sauerland	✓	✓	✓	✓
Patrick K. Callahan	✓	✓		✓
John Murphy	✓	✓		✓
Karen B. Bailo	✓	✓		✓

The following supplemental table shows the executive compensation program that uses these performance measures:

Program	Combined Ratio	Premium Growth	3-Year Return Fixed Income Portfolio	PIF Growth
Gainshare Program	✓			✓
Performance-Based Restricted Stock Unit Awards (Growth in Market Share)	✓	✓		
Performance-Based Restricted Stock Unit Awards (Investment Results)			✓	

DIRECTOR COMPENSATION

COMPENSATION OF NON-EMPLOYEE DIRECTORS AT FISCAL YEAR-END

Compensation of our non-employee directors for the year ended December 31, 2022, was as follows:

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Total ($)
Philip Bleser	$ —	$ 325,080	$ 325,080
Stuart B. Burgdoerfer	140,000	210,062	350,062
Pamela J. Craig	136,000	204,025	340,025
Charles A. Davis	—	325,080	325,080
Roger N. Farah	—	340,006	340,006
Lawton W. Fitt	—	520,105	520,105
Devin C. Johnson	—	300,057	300,057
Jeffrey D. Kelly	124,000	186,026	310,026
Barbara R. Snyder	—	300,057	300,057
Jan E. Tighe	—	315,092	315,092
Kahina Van Dyke	—	315,092	315,092

[1] The cash fees will be earned on April 13, 2023, if the individual continues as a director until that date.

[2] Represents grant date fair value of restricted stock awards. Awards were granted on May 16, 2022, and valued based on that day's closing price of $109.75 for all directors. All awards will vest on April 13, 2023, if the individual remains a director until that date. The 2022 awards are the only outstanding restricted stock awards held by directors. See "Security Ownership of Certain Beneficial Owners and Management – Security Ownership of Directors and Executive Officers" for the number of shares awarded.

NARRATIVE DISCLOSURE TO DIRECTOR COMPENSATION TABLE

Our director compensation program is market-based and is designed to be competitive with other compensation opportunities available to directors. Each year prior to the beginning of the term, the Compensation Committee reviews director compensation data from comparable companies obtained from management's compensation consultants and other third parties, and analyses performed by our compensation department and/or consultants. With respect to compensation decisions made in May 2022 for the 2022-2023 term, and after a review of proxy data for companies similar to those reviewed in connection with 2022 executive officer compensation, the committee recommended to the Board an overall increase of $15,000 in total compensation for the Chairperson of the Board and each non-employee director.

Amount of Compensation   After receiving a recommendation from the Compensation Committee, the Board establishes compensation levels for each term based primarily on committee assignments, with separate compensation provided for services as Chairperson of the Board. The following table sets forth the annual compensation levels approved by the Board for the 2022-2023 term:

Chairperson of the Board	$485,000
Non-Employee Director	300,000
Additional compensation for Committee Chair:	
Audit Committee	35,000
Compensation Committee	25,000
Investment and Capital Committee	25,000
Nominating and Governance Committee	20,000
Technology Committee	25,000
Other additional compensation:	
Audit Committee members	10,000
Secondary Committee assignment	15,000

No additional compensation is earned for service on the Executive Committee.

Form of Compensation   For the 2022-2023 term, each non-employee director was given an opportunity to indicate a preference to receive either (1) 100% of compensation in the form of a restricted stock award or (2) 60% of compensation in the form of a restricted stock award and 40% in the form of cash. After considering such preferences, the committee provided for restricted stock awards under the Amended and Restated 2017 Directors Equity Incentive Plan (the Directors Equity Plan) and cash awards, as indicated in the table above. Cash compensation will be paid, and restricted stock awards will vest, in April 2023, or earlier if a director dies or becomes disabled, or a change in control occurs. When a new director is appointed to the Board or a director changes committee assignments during a term, a proration or other appropriate adjustment may be made.

Equity Ownership Guidelines for Directors   Within five years after being elected to the Board, each director must acquire common shares having a value equal to at least three times the director's compensation (based on primary committee assignment) for the most recently completed term, and then maintain such level of holdings throughout their tenure as a director. A director's unvested restricted stock awards and any common share equivalent units held in The Progressive Corporation Directors Restricted Stock Deferral Plan, as amended and restated (the Directors Restricted Stock Deferral Plan) are treated as common shares held when determining whether this requirement is satisfied. As of December 31, 2022, each director who had been on our Board for more than five years satisfied this requirement.

Directors Restricted Stock Deferral Plan   Directors receiving restricted stock awards under the Directors Equity Plan have the right to defer the receipt of the common shares covered by each such award under the Directors Restricted Stock Deferral Plan. If a director elects to defer a restricted stock award under this plan, immediately prior to vesting of the applicable award, the restricted shares are converted to units equivalent in value to Progressive common shares and credited to the participating director's plan account. The participating director's plan account will further be credited with amounts equal to any dividends and other distributions on Progressive common shares that are thereafter authorized by the Board. There are no other investment options under the Directors

Restricted Stock Deferral Plan. All such accounts will be distributed in common shares (except that amounts attributable to dividend equivalent payments will be distributed in cash) in a lump sum or installments, at the time(s) designated by the participating director at the time of election (or later, if permitted); distributions may be accelerated, however, in the event of the participant's death, the participant's departure from our Board, or a change in control of Progressive.

Directors Deferral Plan   Under The Progressive Corporation Directors Deferral Plan, as amended and restated (the Directors Deferral Plan), directors are able to elect to defer cash compensation. Deferred fees are credited into a stock unit account under which the units are equivalent in value and dividend rights to Progressive common shares. All such accounts will be distributed in cash, in a lump sum, or installments, when and as designated by the participating director at the time of election (or later, if permitted) or, if earlier, upon the death of the director or upon a change in control of Progressive.

Each participating director's unit holdings in the Directors Deferral Plan and the Directors Restricted Stock Deferral Plan are included in the table under "Security Ownership of Certain Beneficial Owners and Management – Security Ownership of Directors and Executive Officers," under the column titled "Total Common Shares Beneficially Owned" or under the column titled "Units Equivalent to Common Shares."

Perquisites   Consistent with our general practice, during 2022, we did not provide perquisites to any of our non-employee directors in excess of $10,000.

ITEM 2: ADVISORY VOTE TO APPROVE OUR EXECUTIVE COMPENSATION PROGRAM

This proposal presents shareholders with the opportunity to cast an advisory vote to approve our compensation program for our executive officers in accordance with Section 14A of the Securities Exchange Act of 1934 (Exchange Act). We currently conduct advisory shareholder votes on our executive compensation program annually. Our executive compensation philosophy, and our compensation program, plans, and awards for 2022 for our named executive officers, are described above in "Compensation Discussion and Analysis" and in "Executive Compensation."

Our executive compensation program is intended to attract and retain qualified executives and motivate them to achieve both short-term and longer-term business results that management and the Compensation Committee believe will drive shareholder returns over time. While we seek to maintain a consistent compensation program from year to year (generally comprised principally of salary, annual cash incentives, and time-based and performance-based equity awards), the Compensation Committee sets the details of the applicable compensation awards for executive officers each year, including performance goals and the potential compensation levels that may be attained. The Compensation Committee also considers modifications to the program, for example in the context of external hiring. Our named executive officers' pay is heavily weighted toward performance-based compensation and equity-based awards and is intended to align our executives' interests with those of our shareholders. We believe that the amount of compensation paid to our executives is reasonable and competitive with similarly sized public companies, although generally above median compensation can be earned when aggressive performance goals are achieved under our various incentive plans. We provide limited perquisites to executives, while including competitive health and welfare benefits,

deferral rights, and limited severance rights. We do not provide pensions or supplemental retirement benefits to our executives.

Our Board recognizes the fundamental interest you, our shareholders, have in our executive compensation practices. We value your input on these matters and encourage you to contact the Board through one of the methods outlined above under "Other Board of Directors Information – Communications with the Board of Directors" should you have specific points of view or concerns that you would like the Board or the Compensation Committee to consider. Although this is an advisory vote, and the result accordingly will not be binding on the Board, our Compensation Committee will consider the outcome of the vote and any related communications from shareholders when evaluating the effectiveness of our compensation program and determining future plans and awards.

Based on the foregoing, the Board is seeking shareholder approval of the following:

> **RESOLVED**, that the compensation paid to the company's named executive officers, as disclosed in the company's Proxy Statement dated March 27, 2023, pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussions, is hereby APPROVED.

VOTE REQUIRED FOR APPROVAL

If a majority of the votes cast are cast "FOR" the proposal, shareholders will have approved our current executive compensation program. Abstentions and unvoted shares, including broker non-votes, will not be considered by us as votes cast.

> **The Board of Directors recommends that you vote FOR this proposal.**

ITEM 3: ADVISORY VOTE ON THE FREQUENCY OF THE ADVISORY VOTE TO APPROVE OUR EXECUTIVE COMPENSATION PROGRAM

This proposal requests shareholders to vote on whether the advisory vote to approve our executive compensation program (Item 2 above) should be held every one, two, or three years. Section 14A of the Exchange Act requires shareholders to vote on this Item at least once every six years. In 2017, the Board recommended shareholders vote for the "ONE Year" option, which shareholders approved and which was subsequently implemented by the Board. Although this vote is advisory in nature, the Board will consider the outcome of the vote and any related communications from shareholders when making a final determination, and anticipates that it will follow the shareholders' preference regarding the frequency of the advisory vote.

The Board of Directors once again recommends that the advisory vote to approve executive compensation be held annually and, therefore, that you vote for the "ONE Year" option on your proxy card.

In arriving at this recommendation, the Board has considered that, with an annual advisory vote, shareholders would be able to continue to provide us with direct and frequent feedback on our executive compensation program. Although our executive compensation program has significant components of longer-term compensation through time-based and performance-based equity awards, our awards to NEOs are typically made annually, and improvements to our plans are often considered and adopted on an annual basis. As a result, we have determined that an annual shareholder vote would provide the Board and the Compensation Committee with valuable input on a regular basis as our executive compensation program evolves. Of course, we recognize that there may be administrative costs associated with such an annual vote, both to the company and to shareholders, and that the company has provided interested shareholders with other means to communicate with the Board on compensation matters. Accordingly, some shareholders may have different views regarding the best approach for us, and we welcome the shareholder vote on this question.

Based on the foregoing, the Board requests that shareholders vote on the following:

> **RESOLVED**, that the company hold an advisory vote on its executive compensation program, as required under Section 14A of the Securities Exchange Act, every one, two, or three years, as indicated by the option receiving the highest number of shareholder votes.

VOTE REQUIRED FOR APPROVAL

The option for one-year, two-year, or three-year voting that receives the highest number of votes will be considered the frequency preferred by shareholders. Abstentions and unvoted shares, including broker non-votes, will not be considered by us as votes cast.

The Board of Directors recommends that you vote for ONE Year as the frequency with which shareholders should be presented with the advisory vote to approve our executive compensation program.

ITEM 4: PROPOSAL TO RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2023

The Audit Committee of the Board has appointed PricewaterhouseCoopers LLP (PwC) as the independent registered public accounting firm to perform an integrated audit of the consolidated financial statements of The Progressive Corporation and its subsidiaries for the year ending December 31, 2023 and the effectiveness of the company's internal control over financial reporting as of December 31, 2023. The committee is directly responsible for the appointment, compensation, retention, and oversight of the company's independent registered public accounting firm, and it oversees the negotiation of the fees that are paid for these services. In the course of these responsibilities, the committee periodically considers whether it would be in the company's and shareholders' interests to change the company's independent registered public accounting firm. In addition, the committee ensures the regular rotation of the lead audit partner, and in connection with that rotation, the committee and its Chair were involved in the selection of a new lead audit partner for the 2022 audit.

In connection with the 2022 audit, the committee continued its practice of conducting an annual, formal review of PwC's performance. This process involves feedback from committee members, management, and PwC concerning various dimensions of PwC's work, including the quality of services, relevant skills, audit planning and execution, sufficiency of resources, communication and interactions, and the auditor's independence, objectivity and professional skepticism. In evaluating PwC's independence, the committee further considers the extent of non-audit services performed by PwC, which could adversely impact PwC's independence and objectivity. Based on these reviews, the Audit Committee believes that the continued retention of PwC to serve as the company's independent registered public accounting firm for 2023 is in the best interests of the company and its shareholders.

Pursuant to this proposal, we are asking shareholders to ratify the committee's selection of PwC. If shareholders do not ratify the appointment of PwC, the selection of the independent registered public accounting firm will be reconsidered by the Audit Committee, but the committee may decide to continue the engagement of PwC for 2023, due to difficulties in making such a transition after the year has begun. In such a case, the committee would again consider such a vote in connection with the selection of the independent registered public accounting firm for 2024. PwC has been our external auditors continuously since 1998, when its predecessor merged with Coopers & Lybrand, which had been our external auditors continuously since 1984.

VOTE REQUIRED FOR APPROVAL
The affirmative vote of a majority of the votes cast on this proposal is required for approval. Abstentions and unvoted shares will not be considered by us as votes cast.

> **The Board of Directors recommends that you vote FOR this proposal.**

OTHER INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM INFORMATION

APPROVAL OF AUDIT AND NON-AUDIT SERVICES
The Audit Committee of the Board requires that each engagement of PwC, or other appointed independent auditors, to perform any audit or permissible non-audit services must be approved by the committee or be entered into under the committee's pre-approved authority described below. The committee expects that most engagements will be approved by the committee at the time that the independent auditor is engaged for its annual audit services. Proposed services that arise thereafter may be separately reviewed and, if appropriate, approved by the committee. In addition, the committee has authorized management, between regular committee meetings, to enter into specific categories of services on a pre-approved basis, subject to specific dollar caps. Those pre-approved categories include services relating to:
- securities offerings;

- financial statements, public disclosures for SEC and insurance regulatory filings;
- the operation or implementation of the company's systems or processes;
- acquisitions, divestitures, or other transactions;
- state and local taxes; and
- ordinary course purchases of accounting tools, education, and similar items.

All engagements entered into under this pre-approved authority must be reported to the committee at its next regular meeting. The committee has not adopted any other policies or procedures that would permit management to engage PwC or any other appointed independent auditor for non-audit services without the specific prior approval of the committee.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES

Following are the aggregate fees billed by PwC for the fiscal years ended December 31:

Fees	2022	2021
Audit	$ 5,806,505	$ 5,475,144
Audit-Related	967,732	494,000
Tax	60,118	—
Other	147,494	102,500
Total	$ 6,981,849	$ 6,071,644

- *Audit fees* Amounts include professional services rendered for the integrated audit of Progressive's consolidated financial statements, statutory audits, and the audit of our internal controls over financial reporting.

- *Audit-Related fees* Amounts include procedures in connection with the implementation of new systems and providing assurance on our internal controls for reliance by third-parties.
- *Tax fees* Amounts include fees for tax planning, consultation, and advice.
- *Other* Amounts include PwC's attestation services, along with fees for data we purchased from them.

All of these fees were either pre-approved by the Audit Committee, or entered into under the pre-approved authority described above.

Representatives of PwC are expected to be present at the Annual Meeting. They will have the opportunity to make a statement about Progressive's financial condition, if they desire to do so, and will be available to respond to appropriate questions.

OTHER MATTERS

PROCEDURES FOR RECOMMENDATIONS AND NOMINATIONS OF DIRECTORS AND SHAREHOLDER PROPOSALS

To Recommend a Candidate for our Board of Directors

Pursuant to the Nominating and Governance Committee's charter, the Board has adopted procedures for Progressive's shareholders to propose director candidates and a policy of considering such candidates. Any shareholder desiring to propose a candidate for election to the Board may do so by mailing to Progressive's Secretary a written notice identifying the candidate. The written notice must also include the supporting information required by these procedures, the complete text of which can be found on our website at progressive.com/governance. The notice and supporting information should be sent to the Secretary at the following address:

> Daniel P. Mascaro, Secretary
> The Progressive Corporation
> 6300 Wilson Mills Road
> Mayfield Village, OH 44143

Upon receipt, the Secretary will forward the notice and the other information provided to the Nominating and Governance Committee.

Shareholders may recommend candidates to the committee pursuant to these procedures at any time. However, to be considered by the committee in connection with Progressive's 2024 Annual Meeting of Shareholders, the Secretary must receive the

shareholder's recommendation and the information required by the procedures on our website on or before November 30, 2023.

The committee's policy is to review and evaluate each candidate for nomination properly recommended by shareholders on the same basis as all other candidates, as previously discussed in "Item 1: Election of Directors – Director Nominee Selection Process." The committee will give strong preference to candidates who are likely to be deemed independent under SEC and NYSE rules. As to candidates recommended by a shareholder, the committee may give more weight to candidates who are unaffiliated with the shareholder recommending their nomination and to candidates who are recommended by long-standing shareholders with significant share ownership (i.e., greater than 1% of our common shares owned for more than two years). Upon the expiration of a director's term on the Board, that director will be given preference for nomination when the director indicates their willingness to continue serving and, in the committee's judgment, the director has made, and is likely to continue to make, significant contributions to the Board and Progressive.

We will not publicize any decision by the committee not to nominate a particular individual for election to the Board, unless required by applicable laws or NYSE rules. The committee will have no obligation to respond to shareholders who recommend candidates that the committee has determined not to nominate for election to the Board, but the committee may choose to do so.

To Nominate a Person for Election as a Director Under our Proxy Access Provision

Under the proxy access provision in our Code of Regulations, an Eligible Shareholder who complies with the provision may nominate one or more individuals for election to the Board of Directors at an annual shareholders' meeting and have the nomination included in the company's proxy statement for that meeting. An Eligible Shareholder is a record or beneficial owner (or group of up to 20 record and/or beneficial owners) that has owned continuously for at least three years at least 3% of our outstanding common shares. A shareholder cannot be a part of more than one group nominating individuals for any particular annual meeting. Among other technical details, the proxy access provision includes rules to determine whether a record or beneficial holder "owns" the common shares of the company for purposes of the proxy access provision and addresses the treatment of loaned shares and hedging transactions.

The number of nominees that can be nominated under the proxy access provision for any particular annual meeting cannot exceed one or 20% of the number of directors then in office (rounded down to the nearest whole number), whichever is greater, reduced by (a) the number of nominees for which the company has received nominations under a separate provision of our Code of Regulations related to shareholder nominations for director that are not intended to be included in the company's proxy statement, (b) the number of directors or nominees that will be included in the proxy statement (as an unopposed (by the company) nominee) as a result of an agreement, arrangement or other understanding between the company and a shareholder, and (c) the number of directors then in office who were originally nominated and elected through the proxy access provision and will again be included in the company's proxy statement (except to the extent that any such director has served continuously for two terms as a nominee of the Board). If the company receives more nominations under the proxy access provision than are permitted, then the Eligible Shareholder with the largest stock ownership will be able to nominate one individual, and the Eligible Shareholder with the second largest stock ownership will be able to nominate one individual, and so on until the number of permitted nominations is reached.

The deadline for an Eligible Shareholder to submit a shareholder nomination under the proxy access provision for the 2024 Annual Meeting of Shareholders is November 28, 2023. For any nomination to be considered timely under the proxy access provision, the company must receive by the deadline the

shareholder nomination and all required information and documentation described in our proxy access provision, and any supporting statement of 500 words or less that the Eligible Shareholder wishes to be included in the proxy statement. Shareholder nominations and related documentation should be sent to the Secretary at the address set forth above.

The proxy access provision has a number of additional limitations and requirements related to director nominations by Eligible Shareholders. Interested parties should review our Code of Regulations.

To Nominate a Person for Election as a Director Under our Advance Notice Provision

A shareholder who intends to nominate one or more individuals for election to the Board of Directors at an annual shareholders' meeting but does not want the nomination included in the company's proxy statement for that meeting, may nominate directors if the shareholder complies with the advance notice provision in our Code of Regulations.

To nominate a director for election under the advance notice provision for the 2024 Annual Meeting of Shareholders, written notice must be received by the Secretary between January 13, 2024 and February 12, 2024, together with all required information described in the advance notice provision in our Code of Regulations. A shareholder's notice should be sent to the Secretary at the address set forth above. In the event the date of the annual shareholders' meeting is more than 30 days before or more than 60 days after the first anniversary of the immediately preceding year's annual shareholders' meeting, notice by the shareholder to be timely must be received not later than the 90th day prior to the current year's annual meeting or, if later, the 10th day following the day on which public disclosure of the date of the current year's annual meeting is first given to shareholders.

In addition to the requirements of our advance notice provision, shareholders who intend to solicit proxies in support of director nominees other than the company's nominees must also comply with the additional requirements of Rule 14a-19(b) under the Exchange Act (including a statement in the shareholder's notice that such shareholder intends to solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors in support of director nominees other than the company's nominees).

To Make a Shareholder Proposal

Any shareholder who intends to present a proposal at the 2024 Annual Meeting of Shareholders for inclusion in the Proxy Statement and form of proxy relating to that meeting in compliance with SEC Rule 14a-8 is advised that the proposal must be received by the Secretary at our principal executive offices at the address set forth above, on or before November 28, 2023. Shareholder proposals that are not intended to comply with Rule 14a-8 must be submitted to us between January 13, 2024 and February 12, 2024 together with the supporting information required by our Code of Regulations, to ensure that they may be presented at our Annual Meeting in 2024. If a shareholder submits such a proposal after February 12, 2024, the presiding officer at the Annual Meeting may refuse to acknowledge the proposal. However, if the presiding officer allows the consideration of a proposal submitted after February 12, 2024, the proxies designated by the Board may exercise their discretionary voting authority with respect to any such proposal, without our discussing the proposal in our proxy materials.

HOUSEHOLDING

SEC regulations permit a single set of the Annual Report and Proxy Statement to be sent to any household at which two or more shareholders reside if they appear to be members of the same family. Each shareholder will continue to receive a separate proxy card. This procedure, referred to as householding, reduces the volume of duplicate information shareholders receive and reduces our mailing and printing costs. A number of brokerage firms have also instituted householding procedures. In accordance with a notice sent to certain beneficial shareholders who share a single address, only one copy of this Proxy Statement and the attached Annual Report will be sent to that address, unless any shareholder residing at that address gives contrary instructions.

We will deliver promptly, upon written or oral request, a separate copy of this Proxy Statement and the attached Annual Report to a shareholder at a shared address to which a single copy of the documents was delivered.

A shareholder who wishes to receive a separate copy of the Proxy Statement and Annual Report, now or in the future, can make that request by:
- calling toll-free: 1-866-540-7095;
- writing to: The Progressive Corporation, Investor Relations, 6300 Wilson Mills Road, Box W33, Mayfield Village, OH 44143; or
- emailing: investor_relations@progressive.com.

Shareholders sharing an address who are receiving multiple copies of these materials can request to receive a single copy of such materials in the future by contacting us at the phone number or addresses provided above.

CHARITABLE CONTRIBUTIONS

Within the preceding three years, Progressive has not made a contribution to any charitable organization in which any of our directors serves as a director, trustee, or executive officer.

The Progressive Insurance Foundation, which is a charitable foundation that receives contributions from Progressive, contributes to qualified tax-exempt organizations that are recommended by our employees through the Name Your Cause program. In honoring an employee's recommendation, the Foundation may have contributed to charitable organizations in which one or more of our directors, nominees, or executives may be affiliated as an executive officer, director, or trustee. See "Proxy Statement Summary – Human Capital Management – Diversity, Equity, and Inclusion" for more information.

SOLICITATION

Progressive is paying the cost of this solicitation, including the reasonable expenses of brokerage firms and other record holders for forwarding these proxy materials to beneficial owners. In addition to solicitation by mail, proxies may be solicited by telephone, facsimile, other electronic means, or in person. We have engaged the firm of Morrow Sodali LLC, 333 Ludlow Street, 5th Floor, South Tower, Stamford, CT 06902 to assist us in the solicitation of proxies at an estimated fee of $15,000 plus expenses. Proxies may also be solicited by our directors, officers, and employees without additional compensation.

PROXY VOTING MATTERS

If any other matters properly come before the meeting, the persons named in the proxy, or their substitutes, will vote thereon in accordance with their judgment. The Board does not know at this time of any other matters that will be presented for action at the meeting.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Why did I receive these materials?

You received these materials because you were a shareholder of The Progressive Corporation on March 17, 2023, the record date. We hold a meeting of our shareholders annually. This year, the Annual Meeting will be held entirely online via live audio-only webcast to allow for greater participation by all of our shareholders, regardless of their geographic location. We are excited to embrace the latest technology to provide expanded access. At the meeting, shareholders will be asked to vote on the matters listed in the Notice of Annual Meeting of Shareholders. Since it is not practical or convenient for all shareholders to attend the virtual Annual Meeting, our Board of Directors is seeking your proxy to vote on these matters.

What is a proxy?

A proxy is the legal authority that you give to another person to vote the shares you own at our Annual Meeting. The person you designate to vote your shares also is referred to as your proxy. If you designate someone as your proxy in a written document, that document sometimes is referred to as a proxy or proxy card. When you submit a proxy card or you submit your vote online or by calling a toll-free number, the person named as your proxy is required to vote your shares at the Annual Meeting in the manner you have instructed. Voting by proxy ensures that your vote is counted without having to attend the Annual Meeting.

Who is soliciting my proxy?

This solicitation of proxies is made by and on behalf of our Board of Directors. The Board has approved the matters to be acted upon at the Annual Meeting.

What is a proxy statement?

This document (excluding the 2022 Annual Report to Shareholders, which is attached as an appendix) is our Proxy Statement. A proxy statement is a document that SEC regulations require us to give shareholders when we are soliciting shareholders' proxies to vote their shares. This Proxy Statement and the Annual Report contain important information about The Progressive Corporation and its subsidiaries and affiliates, and about the matters that will be voted on at the Annual Meeting. Please read these materials carefully so that you have the information you need to make informed decisions.

How do I access the live audio-only webcast option for the Annual Meeting?

Any shareholder can listen and participate in the Annual Meeting via live audio-only webcast at virtualshareholdermeeting.com/PGR2023. The audio-only webcast will start at 10:00 a.m., eastern time. You will need your 16-digit control number that is shown on your proxy card or voting instruction form to vote and submit questions before or while attending the meeting online. If your voting instruction form does not include a 16-digit control number, you must contact your brokerage firm, bank, or other financial institution ("broker") for instructions to access the meeting. If you do not have your 16-digit control number, you will still be able to attend the Annual Meeting as a "guest" and listen to the proceedings, but you will not be able to vote, ask questions, or otherwise participate. A replay of the audio-only webcast of our Annual Meeting will be made available on our website for approximately one year.

The virtual meeting will be fully supported across browsers (Firefox, Chrome, Microsoft Edge, and Safari) and devices (desktops, laptops, tablets, and other mobile devices) running the most updated version of applicable software and plugins. We strongly recommend that you ensure you have a strong Wi-Fi or cell phone connection.

You may log in 15 minutes before the start of the Annual Meeting. Shareholders are encouraged to log into the webcast 15 minutes prior to the start of the meeting to provide time to register, test their internet or cell phone connectivity, and download the required software, if needed.

What if I have technical or other IT problems logging into or participating in the Annual Meeting audio-only webcast?

A toll-free technical support "help line" will be available on the morning of the Annual Meeting for any shareholder who is having challenges logging into or participating in the meeting. If you encounter technical difficulties, please call the technical support line number that will be posted on the virtual Annual Meeting login page at virtualshareholdermeeting.com/PGR2023. Technical support will be available 15 minutes before the start of the Annual Meeting and until the end of the meeting. The technical support will not be able to provide you with your 16-digit control number, however, so ensure that you have that number available prior to accessing the Annual Meeting.

Can I ask questions before or during the Annual Meeting?

Shareholders as of the record date may submit questions in advance of the Annual Meeting at proxyvote.com and shortly before or during the Annual Meeting through the virtual meeting platform at virtualshareholdermeeting.com/PGR2023. In order to submit questions online before the meeting or while attending the virtual meeting, you will need your 16-digit control number that is shown on your proxy card or voting instruction form. If you enter the meeting as a guest, you will not be able to submit questions.

Please refer to the Rules of Conduct and Procedures for the Annual Meeting that will be posted on the meeting website and our Investor Relations website at investors.progressive.com for more information.

Who is entitled to vote at the Annual Meeting?

Holders of our common shares at the close of business on March 17, 2023, the record date, are entitled to receive the Notice of Annual Meeting and Proxy Statement and to vote their shares at the Annual Meeting. Each share is entitled to one vote for each director nominee and on each other matter properly brought before the meeting.

What is the difference between a "shareholder of record" and a shareholder who holds shares in "street-name?"

If you hold Progressive common shares directly, either in stock certificate form or book-entry form, in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you are a "shareholder of record" (also known as a registered shareholder). The Notice of Annual Meeting, Proxy Statement, Annual Report to Shareholders, and proxy card have been sent directly to you by us or our representative.

If you own your shares indirectly through a broker, your shares are said to be held in "street-name." Technically, your broker votes those shares. In this case, these materials and a voting instruction form have been forwarded to you by your broker or their designated representative. Through this process, your broker collects voting instructions from all of its customers who hold Progressive common shares and then submits votes to us in accordance with those instructions.

Under NYSE rules, we expect that your broker will NOT be able to vote your shares with respect to the election of directors and Items 2 and 3, UNLESS you provide voting instructions to your broker (see the question "What are broker discretionary voting and broker non-votes?" below for more information). We strongly encourage you to exercise your right to vote.

How can I vote?

Internet or Telephone All shareholders of record can vote online or by touch-tone telephone prior to 11:59 p.m., eastern time, on Thursday, May 11, 2023,

from the U.S. and Canada, following the directions on the proxy card. Online and telephone voting for street-name holders is typically made available by brokers. If applicable to you, voting instructions will be included in the materials you receive from them.

> **If you vote online or by telephone, you do not have to return your proxy card or voting instruction form.**

Mail All shareholders of record can vote using the enclosed proxy card. Please be sure to complete, sign, and date the proxy card and return it in the enclosed, prepaid envelope. If you are a street-name holder, you will receive from your broker information on how to submit your voting instructions.

At the Virtual Meeting All shareholders of record may vote online at the Annual Meeting. Street-name holders may vote online at the Annual Meeting if they obtain a 16-digit control number from their broker (typically on their voting instruction form). If you hold your shares in street-name and want to participate in the virtual Annual Meeting but did not receive a 16-digit control number, you must contact your broker for instructions to access the meeting. 401(k) plan participants are not eligible to vote online at the virtual Annual Meeting.

401(k) Plan Participants If you hold shares through Progressive's 401(k) plan, you will receive separate information on how to instruct the plan trustee to vote the shares held on your behalf under the plan. If your voting instructions are received before the trustee's deadline, your 401(k) plan shares will be voted according to the instructions that you provide. If you do not specify your voting instructions in the manner required, your shares will not be voted. To allow the trustee sufficient time to process instructions, you must submit your voting instructions by 11:59 p.m., eastern time, on Tuesday, May 9, 2023.

If I submit a proxy, may I later change or revoke it?

Yes. If you are a shareholder of record, you may revoke your proxy at any time before votes are cast at the Annual Meeting by:
- providing written notice to the Secretary of the company;
- timely delivering a valid, later-dated, and signed proxy card or a later-dated vote via the Internet or by telephone prior to 11:59 p.m., eastern time, on Thursday, May 11, 2023; or
- voting at the Annual Meeting.

If you are a street-name holder of shares, you may submit new voting instructions by contacting your broker. You may also attend the audio-only webcast for the Annual Meeting and vote at the Annual Meeting, if you obtain a 16-digit control number as described in the answer to the previous question.

If you hold shares through our 401(k) plan, you can change your voting instructions at any time prior to 11:59 p.m., eastern time, on Tuesday, May 9, 2023; voting of 401(k) plan shares at the Annual Meeting is not permitted.

Only your last vote will be counted. All shares that have been properly voted and not revoked will be voted at the Annual Meeting as instructed.

Who counts the votes?
Votes will be tabulated by, or under the direction of, the Inspector(s) of Election, who may be our regular employee(s). The Inspector(s) of Election will certify the results of the voting.

What are my voting options and what vote is needed to pass the proposals included in this Proxy Statement?
You have the right to vote FOR or AGAINST each director nominee and each other proposal, or to ABSTAIN from voting, except for proposal 3, which has the choice of ONE Year, TWO Years, THREE Years, or ABSTAIN. Assuming that at least a majority of our common shares outstanding are present at the meeting either virtually or by proxy (called a quorum), the following table summarizes the vote required for approval regarding the director elections and each other proposal, as well as the Board's voting recommendation.

Item Number	Proposal	Board Recommendation	Affirmative Vote Required for Approval[1]	Broker Discretionary Voting Allowed?[2]
1	Elect as directors the 12 nominees identified in this Proxy Statement, each to serve for a term of one year	FOR each nominee	Majority of votes cast	No
2	Cast an advisory vote to approve our executive compensation program	FOR	Majority of votes cast	No
3	Cast an advisory vote on the frequency of the advisory vote to approve our executive compensation program	ONE Year	Option receiving the most votes	No
4	Ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2023	FOR	Majority of votes cast	Yes

[1] Abstentions and unvoted shares (including broker non-votes) will not be considered by us as votes cast.

[2] See the question below entitled "What are broker discretionary voting and broker non-votes?" for additional explanation.

What are broker discretionary voting and broker non-votes?
For shares held in street-name, when a broker does not receive voting instructions from its customers, the question arises whether the broker is able to vote those shares. For us, the answer to that question depends on whether the NYSE classifies the matter being voted on as "routine" or "non-routine."

For routine matters, the NYSE gives brokers the discretion to vote, even if they have not received voting instructions from their customers (sometimes referred to as the beneficial owners). Each broker has its own policies that control whether or not it casts votes for routine matters. In this Proxy Statement, only the ratification of our independent registered public accounting firm (Item 4) is expected to be considered routine by the NYSE.

For non-routine matters, the NYSE prohibits brokers from casting votes on behalf of the beneficial owners if the broker has not received voting instructions. When

the broker is unable to vote under these rules, it reports the number of unvoted shares to us as "broker non-votes." In this Proxy Statement, each item other than Item 4, the ratification of our independent registered public accounting firm, is expected to be considered non-routine by the NYSE. As a result, on each of those items, if you hold your shares in street-name, your shares will NOT be voted unless you give instructions to your broker.

The NYSE will make final determinations about our proposals and will inform the brokers whether each proposal is considered routine or non-routine. To ensure that your shares are voted, we strongly encourage you to provide your broker with your voting instructions.

Can I access the proxy materials on the Internet?
Yes. The proxy materials and our Annual Report to Shareholders are available on a dedicated website at progressiveproxy.com. In addition, our Annual Report on Form 10-K is available at the Investor Relations section of our website at progressive.com/sec.

If you hold your shares in street-name, your broker may also provide you copies of these documents electronically. Please check the information provided in the proxy materials delivered to you by your broker regarding the availability of this service.

AVAILABLE INFORMATION

Progressive's Corporate Governance Guidelines, Board of Director Committee Charters, Code of Business Conduct and Ethics, and CEO/Senior Financial Officer Code of Ethics are available at progressive.com/governance. You can also request printed copies of these documents by writing to The Progressive Corporation, Investor Relations, 6300 Wilson Mills Road, Box W33, Mayfield Village, OH 44143 or emailing investor_relations@progressive.com.

We will furnish, without charge, to each person to whom a Proxy Statement is delivered a copy of our Annual Report on Form 10-K for 2022 (other than certain exhibits). You can make that request by writing or calling us. Written requests for these documents should be sent to The Progressive Corporation, Investor Relations, 6300 Wilson Mills Road, Box W33, Mayfield Village, OH 44143 or emailed to investor_relations@progressive.com. Or you can call us at 440-395-2222 to request these documents.

By Order of the Board of Directors,

Daniel P. Mascaro, *Secretary*

March 27, 2023

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THE PROGRESSIVE CORPORATION

2022 ANNUAL REPORT TO SHAREHOLDERS

Annual Report

The Progressive Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income
For the years ended December 31,

(millions - except per share amounts)	2022	2021	2020
Revenues			
Net premiums earned	$ 49,241.2	$ 44,368.7	$ 39,261.6
Investment income	1,260.3	860.9	936.6
Net realized gains (losses) on securities:			
Net realized gains (losses) on security sales	196.5	614.3	914.7
Net holding period gains (losses) on securities	(2,100.1)	899.9	715.3
Net impairment losses recognized in earnings	(8.6)	(5.0)	0
Total net realized gains (losses) on securities	(1,912.2)	1,509.2	1,630.0
Fees and other revenues	722.1	691.8	603.5
Service revenues	299.3	271.4	226.4
Total revenues	49,610.7	47,702.0	42,658.1
Expenses			
Losses and loss adjustment expenses	38,122.7	33,627.6	25,121.8
Policy acquisition costs	3,917.0	3,712.8	3,273.2
Other underwriting expenses	5,859.6	5,654.7	5,570.0
Policyholder credit expense	0	0	1,077.4
Investment expenses	24.3	25.5	20.0
Service expenses	296.7	252.8	205.5
Interest expense	243.5	218.6	217.0
Goodwill impairment[1]	224.8	0	0
Total expenses	48,688.6	43,492.0	35,484.9
Net Income			
Income before income taxes	922.1	4,210.0	7,173.2
Provision for income taxes	200.6	859.1	1,468.6
Net income	721.5	3,350.9	5,704.6
Other Comprehensive Income (Loss)			
Changes in:			
Total net unrealized gains (losses) on fixed-maturity securities	(2,842.5)	(891.1)	586.5
Net unrealized losses on forecasted transactions	0.4	0.7	0.8
Foreign currency translation adjustment	(0.6)	(0.6)	0
Other comprehensive income (loss)	(2,842.7)	(891.0)	587.3
Comprehensive income (loss)	$ (2,121.2)	$ 2,459.9	$ 6,291.9
Computation of Earnings Per Common Share			
Net income	$ 721.5	$ 3,350.9	$ 5,704.6
Less: Preferred share dividends	26.9	26.9	26.9
Net income available to common shareholders	$ 694.6	$ 3,324.0	$ 5,677.7
Average common shares outstanding—Basic	584.4	584.5	584.9
Net effect of dilutive stock-based compensation	2.7	2.6	2.7
Total average equivalent common shares—Diluted	587.1	587.1	587.6
Basic: Earnings per common share	$ 1.19	$ 5.69	$ 9.71
Diluted: Earnings per common share	$ 1.18	$ 5.66	$ 9.66

[1] See *Note 15 – Goodwill and Intangible Assets* for further discussion.

See notes to consolidated financial statements.

The Progressive Corporation and Subsidiaries
Consolidated Balance Sheets
December 31,

(millions - except per share amounts)	2022	2021
Assets		
Available-for-sale securities, at fair value:		
Fixed maturities (amortized cost: $50,264.0 and $43,794.2)	$ 46,651.9	$ 43,873.1
Short-term investments (amortized cost: $2,861.7 and $942.6)	2,861.7	942.6
Total available-for-sale securities	49,513.6	44,815.7
Equity securities, at fair value:		
Nonredeemable preferred stocks (cost: $1,364.2 and $1,571.8)	1,213.2	1,639.9
Common equities (cost: $826.1 and $1,264.1)	2,821.5	5,058.5
Total equity securities	4,034.7	6,698.4
Total investments	53,548.3	51,514.1
Cash and cash equivalents	203.5	187.1
Restricted cash and cash equivalents	17.4	15.0
Total cash, cash equivalents, restricted cash, and restricted cash equivalents	220.9	202.1
Accrued investment income	282.5	181.7
Premiums receivable, net of allowance for credit losses of $343.3 and $280.4	10,416.9	9,399.5
Reinsurance recoverables	5,832.1	4,980.5
Prepaid reinsurance premiums	295.5	457.6
Deferred acquisition costs	1,544.4	1,355.6
Property and equipment, net of accumulated depreciation of $1,551.1 and $1,407.4	1,034.0	1,137.3
Goodwill[1]	227.9	452.7
Intangible assets, net of accumulated amortization of $158.6 and $383.8	86.3	117.3
Net federal deferred income taxes	1,131.5	0
Other assets	844.7	1,333.9
Total assets	$ 75,465.0	$ 71,132.3
Liabilities and Shareholders' Equity		
Unearned premiums	$ 17,293.6	$ 15,615.8
Loss and loss adjustment expense reserves	30,359.3	26,164.1
Net federal deferred income taxes	0	152.9
Accounts payable, accrued expenses, and other liabilities[2]	5,532.8	6,069.1
Debt[3]	6,388.3	4,898.8
Total liabilities	59,574.0	52,900.7
Serial Preferred Shares (authorized 20.0)		
Serial Preferred Shares, Series B, no par value (cumulative, liquidation preference of $1,000 per share) (authorized, issued, and outstanding 0.5)	493.9	493.9
Common shares, $1.00 par value (authorized 900.0; issued 797.6, including treasury shares of 212.7 and 213.2)	584.9	584.4
Paid-in capital	1,893.0	1,772.9
Retained earnings	15,721.2	15,339.7
Accumulated other comprehensive income (loss):		
Net unrealized gains (losses) on fixed-maturity securities	(2,786.3)	56.2
Net unrealized losses on forecasted transactions	(14.5)	(14.9)
Foreign currency translation adjustment	(1.2)	(0.6)
Total accumulated other comprehensive income (loss)	(2,802.0)	40.7
Total shareholders' equity	15,891.0	18,231.6
Total liabilities and shareholders' equity	$ 75,465.0	$ 71,132.3

[1]See *Note 15 – Goodwill and Intangible Assets* for further discussion.
[2]See *Note 1 – Reporting and Accounting Policies* for *Commitments and Contingencies* and *Note 12 – Litigation* for further discussion.
[3]Consists of long-term debt. See *Note 4 – Debt* for further discussion.

See notes to consolidated financial statements.

The Progressive Corporation and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
For the years ended December 31,

(millions - except per share amounts)	2022	2021	2020
Serial Preferred Shares, No Par Value			
Balance, beginning of year	$ 493.9	$ 493.9	$ 493.9
Balance, end of year	493.9	493.9	493.9
Common Shares, $1.00 Par Value			
Balance, beginning of year	584.4	585.2	584.6
Treasury shares purchased	(0.9)	(2.4)	(1.3)
Net restricted equity awards issued/vested	1.4	1.6	1.9
Balance, end of year	584.9	584.4	585.2
Paid-In Capital			
Balance, beginning of year	1,772.9	1,672.9	1,573.4
Amortization of equity-based compensation	122.7	100.7	89.4
Treasury shares purchased	(2.6)	(7.1)	(3.6)
Net restricted equity awards issued/vested	(1.4)	(1.6)	(1.9)
Reinvested dividends on restricted stock units	1.4	8.0	18.2
Adjustment to carrying amount of redeemable noncontrolling interest	0	0	(2.6)
Balance, end of year	1,893.0	1,772.9	1,672.9
Retained Earnings			
Balance, beginning of year	15,339.7	13,354.9	10,679.6
Net income	721.5	3,350.9	5,704.6
Treasury shares purchased	(95.5)	(213.5)	(106.7)
Cash dividends declared on common shares ($0.40, $1.90, and $4.90 per share)[1]	(233.7)	(1,109.0)	(2,865.9)
Cash dividends declared on Serial Preferred Shares, Series B ($53.75, $53.75, and $80.625 per share)[1]	(26.8)	(26.8)	(40.2)
Reinvested dividends on restricted stock units	(1.4)	(8.0)	(18.2)
Other, net	17.4	(8.8)	1.7
Balance, end of year	15,721.2	15,339.7	13,354.9
Accumulated Other Comprehensive Income (Loss)			
Balance, beginning of year	40.7	931.7	341.7
Attributable to noncontrolling interest	0	0	2.7
Other comprehensive income (loss)	(2,842.7)	(891.0)	587.3
Balance, end of year	(2,802.0)	40.7	931.7
Total shareholders' equity	$15,891.0	$18,231.6	$17,038.6

[1]See *Note 14 – Dividends* for further discussion.

There are 5.0 million Voting Preference Shares authorized; no such shares have been issued.

See notes to consolidated financial statements.

The Progressive Corporation and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31,

(millions)	2022	2021	2020
Cash Flows From Operating Activities			
Net income	$ 721.5	$ 3,350.9	$ 5,704.6
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	305.6	279.7	274.9
Amortization of intangible assets	31.0	57.7	56.9
Net amortization (accretion) of fixed-income securities	(25.2)	130.3	100.9
Amortization of equity-based compensation	122.7	100.7	89.4
Net realized (gains) losses on securities	1,912.2	(1,509.2)	(1,630.0)
Net (gains) losses on disposition of property and equipment	(0.6)	(3.6)	12.5
Goodwill impairment[1]	224.8	0	0
Changes in:			
Premiums receivable	(1,017.4)	(1,146.8)	(652.8)
Reinsurance recoverables	(851.6)	(508.7)	(640.5)
Prepaid reinsurance premiums	162.1	(74.9)	258.4
Deferred acquisition costs	(188.8)	(118.4)	(180.7)
Income taxes	(515.3)	(86.0)	(23.1)
Unearned premiums	1,677.8	2,111.4	1,048.7
Loss and loss adjustment expense reserves	4,195.2	4,752.8	2,160.4
Accounts payable, accrued expenses, and other liabilities	199.5	399.7	328.9
Other, net	(104.7)	26.1	(2.9)
Net cash provided by operating activities	6,848.8	7,761.7	6,905.6
Cash Flows From Investing Activities			
Purchases:			
Fixed maturities	(26,510.4)	(33,177.5)	(32,037.5)
Equity securities	(158.1)	(838.1)	(951.2)
Sales:			
Fixed maturities	14,055.2	18,965.2	22,727.2
Equity securities	1,496.1	780.6	431.8
Maturities, paydowns, calls, and other:			
Fixed maturities	5,380.3	7,013.8	7,109.4
Equity securities	83.6	223.1	113.8
Net (purchases) sales of short-term investments	(1,868.2)	4,355.7	(3,393.2)
Net change in unsettled security transactions	(177.8)	47.9	83.6
Acquisition of Protective Insurance Corporation, net of cash, cash equivalents, and restricted cash equivalents acquired	0	(313.2)	0
Purchases of property and equipment	(292.0)	(243.5)	(223.5)
Sales of property and equipment	35.1	66.2	21.9
Net cash used in investing activities	(7,956.2)	(3,119.8)	(6,117.7)
Cash Flows From Financing Activities			
Dividends paid to common shareholders[2]	(234.0)	(3,746.5)	(1,551.0)
Dividends paid to preferred shareholders[2]	(26.8)	(26.8)	(26.8)
Acquisition of treasury shares for restricted stock tax liabilities	(76.7)	(67.2)	(68.7)
Acquisition of treasury shares acquired in open market	(22.3)	(155.8)	(42.9)
Net proceeds from debt issuance	1,486.0	0	986.3
Payment of acquired company debt	0	(20.0)	0
Payments of debt	0	(500.0)	0
Acquisition of additional shares of ARX Holding Corp.	0	0	(243.0)
Proceeds from exercise of equity options	0	0	7.3
Net cash provided by (used in) financing activities	1,126.2	(4,516.3)	(938.8)
Increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	18.8	125.6	(150.9)
Cash, cash equivalents, restricted cash, and restricted cash equivalents - beginning of year	202.1	76.5	227.4
Cash, cash equivalents, restricted cash, and restricted cash equivalents - end of year	$ 220.9	$ 202.1	$ 76.5

[1]See Note 15 – Goodwill and Intangible Assets for further discussion.
[2]See Note 14 – Dividends for further discussion.

See notes to consolidated financial statements.

1. REPORTING AND ACCOUNTING POLICIES

Nature of Operations   The Progressive insurance organization began business in 1937. The financial results of The Progressive Corporation include its subsidiaries and affiliates (references to "subsidiaries" in these notes include affiliates as well). Our insurance subsidiaries provide personal and commercial auto insurance, personal residential and commercial property insurance, workers' compensation insurance primarily for the transportation industry, business-related general liability insurance, and other specialty property-casualty insurance and related services.

We report three operating segments. Our Personal Lines segment writes insurance for personal autos and recreational vehicles, which we refer to as our special lines products. Our Commercial Lines segment writes auto-related liability and physical damage insurance, business-related general liability and property insurance predominately for small businesses, and workers' compensation insurance primarily for the transportation industry. Our Property segment writes residential property insurance for homeowners, other property owners, and renters. We operate our businesses throughout the United States through both the independent agency and direct channels.

Basis of Consolidation and Reporting   The accompanying consolidated financial statements include the accounts of The Progressive Corporation, our wholly owned insurance and non-insurance subsidiaries, and affiliates, in which we have a controlling financial interest. All intercompany accounts and transactions are eliminated in consolidation. All revenues are generated from external customers and we do not have a reliance on any major customer.

Estimates   We are required to make estimates and assumptions when preparing our financial statements and accompanying notes in conformity with accounting principles generally accepted in the United States of America (GAAP). As estimates develop into fact, results may, and will likely, differ from those estimates.

Investments   Our fixed-maturity securities and short-term investments are accounted for on an available-for-sale basis. Fixed-maturity securities include debt securities and redeemable preferred

stocks, which may have fixed or variable principal payment schedules, may be held for indefinite periods of time, and may be used as a part of our asset/liability strategy or sold in response to changes in interest rates, anticipated prepayments, risk/reward characteristics, liquidity needs, or other economic factors. These securities are carried at fair value with the corresponding unrealized gains (losses), net of deferred income taxes, reported in accumulated other comprehensive income.

Short-term investments may include commercial paper, repurchase transactions, and other securities expected to mature within one year. From time to time, we may also invest in municipal bonds that have maturity dates that are longer than one year but have either liquidity facilities or mandatory put features within one year.

Equity securities include common stocks, nonredeemable preferred stocks, and other risk investments. Common stocks and nonredeemable preferred stocks are carried at fair value, with the changes in fair value reported as a component of net holding period gains (losses) on securities on the consolidated statements of comprehensive income. The other risk investments are accounted for under the equity method of accounting. These securities are carried at cost and adjusted for our share of the investee's earnings or losses, with the changes in carrying value reported in investment income.

Derivative instruments may include futures, options, forward positions, interest rate swap agreements, and credit default swaps and may be used in the portfolio for general investment purposes or to hedge the exposure to variable cash flows of a forecasted transaction (cash flow hedge).

To the extent we have derivatives held for general investment purposes, these derivative instruments would be recognized as either assets or liabilities and measured at fair value, with changes in fair value recognized in net income as a component of net holding period gains (losses) on securities.

Derivatives designated as hedges are required to be evaluated on established criteria to determine the effectiveness of their correlation to, and ability to reduce the designated risk of, specific securities or transactions. Effectiveness is required to be reassessed regularly. For cash flow hedges that are deemed to be effective, the changes in fair value of the hedge would be reported as a component of accumulated other comprehensive income and subsequently amortized into earnings over the life of the hedged transaction. If a hedge is deemed to become ineffective or discontinued, changes in fair value of the derivative instrument would be reported in income for the current period.

For derivatives settled through a clearinghouse, collateral is required to post initial margin and is subject to increases in margin beyond changes in fair value. Exposure to credit risk is limited to the carrying value; collateral may be required to limit credit risk. For bi-lateral derivative positions, net cash requirements are limited to changes in fair values, which may vary as a result of changes in interest rates, currency exchange rates, and other factors. We have elected not to offset fair value amounts that arise from derivative positions with the same counterparty under a master netting arrangement.

Investment securities are exposed to various risks such as interest rate, market, credit, and liquidity risk. Fair values of securities fluctuate based on the nature and magnitude of changing market conditions; significant changes in market conditions could materially affect the portfolio's value in the near term. We routinely monitor our fixed-maturity portfolio for pricing changes that might indicate potential credit losses exist and perform detailed reviews of securities with unrealized losses. For an unrealized loss that we determined to be related to current market conditions, we will not record an allowance for credit losses or a write-off of the fair value for securities we do not intend to sell. We will continue to monitor these securities to determine if the unrealized loss is due to credit deterioration. If we believe that a potential credit loss exists, we will record an allowance for the credit loss and recognize the realized loss as a component of realized gains and losses in the income statement. Once a credit loss allowance has been established, we will continue to evaluate the security, at least quarterly, to determine if changes in conditions have created the need to either increase, or decrease, the allowance recorded. If we determine that a security with a credit loss allowance previously recorded is likely to be sold prior to the potential recovery of the credit loss, or if we determine that the loss is uncollectible, we will reverse the allowance and write down the security to its fair value.

Investment income consists of interest, dividends, and accretion (net of amortization). Interest is recognized on an accrual basis using the effective yield method, except for asset-backed securities, discussed below. Depending on the nature of the equity instruments, dividends are recorded at either the ex-dividend date or on an accrual basis.

Asset-backed securities, which are included in our fixed-maturity portfolio, are generally accounted for under the retrospective method. The retrospective method recalculates yield assumptions (based on changes in interest rates or cash flow expectations) historically to the inception of the investment holding period, and applies the required adjustment, if any, to the cost basis, with the offset recorded to investment income on a quarterly basis. The prospective method is used primarily for interest-only securities, asset-backed securities below high investment-grade status (i.e., below AA-), and certain asset-backed securities with sub-prime loan exposure or where there is a greater risk of non-performance and where it is possible the initial investment may not be substantially recovered. The prospective method requires a calculation of expected future repayments and resets the yield to allow for future period adjustments; no current period impact to investment income or the security's cost is made based on the cash flow update. Prepayment assumptions are updated quarterly.

Realized gains (losses) on securities are computed based on the first-in first-out method. Realized gains (losses) also include holding period valuation changes on equity securities, hybrid instruments (e.g., securities with embedded options, where the option is a feature of the overall change in the value of the instrument), and derivatives, as well as initial, and subsequent changes in, credit allowance losses, and write-offs for losses deemed uncollectible or securities in a loss position that are expected to be sold prior to the recovery of the credit loss.

Insurance Premiums and Receivables   Insurance premiums written are earned into income on a pro rata basis over the period of risk, based on a daily earnings convention. Accordingly, unearned premiums represent the portion of premiums written with unexpired risk. We provide insurance and related services to individuals and commercial accounts and offer a variety of payment plans. Generally, premiums are collected prior to providing risk coverage, minimizing our exposure to credit risk.

For our Personal Lines and Commercial Lines businesses, we perform a policy-level evaluation to determine the extent to which the premiums receivable balance exceeds the unearned premiums balance. We then age this exposure to establish an allowance for credit losses based on prior experience, as well as counterparty credit risks.

For our Property business, the risk of uncollectibility is relatively low. If premiums are unpaid by the policy due date, we provide advance notice of cancellation in accordance with each state's requirements and, if the premiums remain unpaid after receipt of notice, we cancel the policy and write off any remaining balance.

To determine an allowance for credit losses, we evaluate the collectibility of premiums receivables based on historical and current collections experience using actuarial analysis. Our estimate of the future recoverability of our projected ultimate at-risk exposures also takes into consideration any unusual circumstances that we may encounter, such as moratoriums or other programs that may suspend collections.

The following table summarizes changes in our allowance for credit loss exposure on our premiums receivable:

(millions)	2022	2021
Balance at January 1	$ 280.4	$ 356.2
Allowance for credit losses acquired[1]	0	3.5
Increase in allowance[2]	471.1	357.2
Write-offs[3]	(408.2)	(436.5)
Balance at December 31	$ 343.3	$ 280.4

[1] Allowance acquired in the Protective Insurance Corporation and subsidiaries (Protective Insurance) acquisition.
[2] Represents the incremental increase in other underwriting expenses.
[3] Represents the portion of allowance that is reversed when premiums receivables are written off. Premiums receivable balances are written off once we have exhausted our collection efforts.

The increase in the allowance for credit losses during 2022 in part reflects a higher amount of premiums receivables determined to be at risk of being uncollectible, driven by the growth in our premiums receivable balance, receivables being outstanding for longer periods of time before collection, and an increased collections risk related to moratoriums in place for Hurricane Ian.

Deferred Acquisition Costs   Deferred acquisition costs include commissions, premium taxes, and other variable underwriting and direct sales costs incurred in connection with the successful acquisition or renewal of insurance contracts. These acquisition costs, net of ceding allowances, are deferred and amortized over the policy period in which the related premiums are earned. We consider anticipated investment income in determining recoverability of these costs. Management believes these costs will be fully recoverable in the near term.

We do not defer any advertising costs. Total advertising costs, which are expensed as incurred, for the years ended December 31, were:

(millions)	Advertising Costs
2022	$ 2,032.5
2021	2,139.5
2020	2,175.7

Loss and Loss Adjustment Expense Reserves   Loss reserves represent the estimated liability on claims reported to us, plus reserves for losses incurred but not recorded (IBNR). These estimates are reported net of amounts estimated to be recoverable from salvage and subrogation. Loss adjustment expense reserves represent the estimated expenses required to settle these claims. The methods of making estimates and establishing these reserves are reviewed regularly and resulting adjustments are reflected in income in the current period. Such loss and loss adjustment expense reserves are susceptible to change.

Reinsurance   Our reinsurance activity includes transactions which are categorized as Regulated and Non-Regulated. Regulated refers to plans in which we participate that are governed by insurance regulations and include state-provided reinsurance facilities (e.g., Michigan Catastrophic Claims Association (MCCA), North Carolina Reinsurance Facility, Florida Hurricane Catastrophe Fund), as well as state-mandated involuntary plans for commercial vehicles (Commercial Automobile Insurance Procedures/Plans – CAIP) and federally regulated plans for flood (National Flood Insurance Program – NFIP); we act as a participant in the "Write Your Own" program for the NFIP. In 2022, our service contract to act as a servicing agent for CAIP expired and we did not renew the contract.

Non-Regulated includes voluntary contractual arrangements primarily related to our Property business and to the transportation network company (TNC) business written by our Commercial Lines segment. Prepaid reinsurance premiums are earned on a pro rata basis over the period of risk, based on a daily earnings convention, which is consistent with premiums earned. See *Note 7 – Reinsurance* for further discussion.

We routinely monitor changes in the credit quality and concentration risks of the reinsurers who are counterparties to our reinsurance recoverables to determine if an allowance for credit losses should be established.

Income Taxes   The income tax provision is calculated under the balance sheet approach. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal items giving rise to such differences include:

- investment securities (e.g., net unrealized gains (losses), net holding period gains (losses) on securities, write-downs on securities determined to be other-than-temporarily impaired);
- loss and loss adjustment expense reserves;
- unearned premiums reserves;

- deferred acquisition costs;
- property and equipment;
- intangible assets; and
- non-deductible accruals.

We review our deferred tax assets regularly for recoverability. See *Note 5 – Income Taxes* for further discussion.

Property and Equipment   Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is recognized over the estimated useful lives of the assets using accelerated methods for computer equipment and the straight-line method for all other fixed assets. We evaluate impairment whenever events or circumstances warrant such a review and write-off the impaired assets if appropriate.

The cost and useful lives for property and equipment at December 31, were:

($ in millions)		2022		2021	Useful Lives
Land	$	123.1	$	154.1	NA
Buildings, improvements, and integrated components		844.1		904.5	7-40 years
Capitalized software		475.4		441.2	3-10 years
Software licenses (internal use)		427.6		393.6	1-6 years
Computer equipment		318.1		261.3	3 years
All other property and equipment		396.8		390.0	3-10 years
Total cost		2,585.1		2,544.7	
Accumulated depreciation		(1,551.1)		(1,407.4)	
Balance at end of year	$	1,034.0	$	1,137.3	

NA = Not applicable; land is not a depreciable asset.

Included in other assets in the consolidated balance sheets are "held for sale" property, which, when transferred, are written down to their fair values less the estimated costs to sell, of $48.7 million and $10.8 million at December 31, 2022 and 2021, respectively, and capitalized cloud computing arrangement implementation costs, net of amortization, of $63.4 million and $47.7 million at December 31, 2022 and 2021, respectively.

Goodwill and Intangible Assets   Goodwill is the excess of the purchase price over the estimated fair value of the assets and liabilities acquired and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized.

Intangible assets are non-financial assets lacking physical substance, such as customer and agency relationships and software rights, and represent the future economic benefit of those acquired assets.

We evaluate our goodwill for impairment at least annually using a qualitative approach. If events or

changes in circumstances indicate that the carrying value of goodwill or intangible assets may not be recoverable, we will evaluate such items for impairment using a quantitative approach. See *Note 15 – Goodwill and Intangible Assets* for further discussion.

Guaranty Fund Assessments   We are subject to state guaranty fund assessments, which provide for the payment of covered claims or other insurance obligations of insurance companies deemed insolvent. These assessments are accrued after a determination of insolvency has occurred, and we have written the premiums on which the assessments will be based. Assessments are expensed when incurred except for assessments that are available for recoupment from policyholders or are eligible to offset premiums taxes payable, which are capitalized to the extent allowable.

Fees and Other Revenues Fees and other revenues primarily represent fees collected from policyholders relating to installment charges in accordance with our bill plans, as well as late payment and insufficient funds fees and revenue from ceding commissions. Fees and other revenues are generally earned when invoiced, except for excess ceding commissions, which are earned over the policy period.

Service Revenues and Expenses Our service businesses provide insurance-related services. Service revenues and expenses from our commission-based businesses are recorded in the period in which they are earned or incurred.

Equity-Based Compensation We issue time-based and performance-based restricted stock unit awards to key members of management as our form of equity compensation and time-based restricted stock awards to non-employee directors. Collectively, we refer to these awards as restricted equity awards. Compensation expense for time-based restricted equity awards with installment vesting is recognized over each respective vesting period, based on the market value of the awards at the time of grant, with accelerated expense for participants who satisfy qualified retirement eligibility. For performance-based restricted equity awards, compensation expense is recognized over the estimated vesting periods. Dividend equivalent units, which are based on the amount of common share dividends declared by the Board of Directors, are credited to outstanding restricted stock unit awards, both time-based and performance-based, at the time a dividend is paid to shareholders and are distributed upon or after vesting of the underlying award. We record an estimate for expected forfeitures of restricted equity awards based on our historical forfeiture rates.

The total compensation expense recognized for equity-based compensation for the years ended December 31, was:

(millions)	2022	2021	2020
Pretax expense	$ 122.7	$ 100.7	$ 89.4
Tax benefit[1]	16.0	14.1	12.1

[1]Differs from statutory rate of 21% due to the expected disallowance of certain executive compensation deductions.

Earnings Per Common Share Net income is reduced by preferred share dividends to determine net income available to common shareholders, and is used in our calculation of the per common share amounts. Basic earnings per common share is computed using the weighted average number of common shares outstanding during the reporting period, excluding unvested time-based restricted stock awards. Diluted earnings per common share includes common stock equivalents assumed outstanding during the period. Our common stock equivalents include the incremental shares assumed to be issued for:

- earned but unvested time-based restricted equity awards, and
- performance-based restricted equity awards that satisfied certain contingency conditions for unvested common stock equivalents during the period and are highly likely to continue to satisfy the conditions until the date of vesting.

For periods when a net loss is reported, earnings per common share are calculated using basic average equivalent shares since diluted earnings per share would be antidilutive.

Supplemental Cash Flow Information Cash and cash equivalents include bank demand deposits and daily overnight reverse repurchase commitments of funds held in bank demand deposit accounts by certain subsidiaries. The amount of reverse repurchase commitments, which are not considered part of the investment portfolio, held by these subsidiaries at December 31, 2022, 2021, and 2020, were $125.9 million, $137.1 million, and $93.5 million, respectively. Restricted cash and cash equivalents include collateral held against unpaid deductibles and cash that is restricted to pay flood claims under the National Flood Insurance Program's "Write Your Own" program, for which certain subsidiaries are participants.

For the years ended December 31, non-cash activity included the following:

(millions)	2022	2021	2020
Common share dividends[1]	$ 58.5	$ 58.5	$ 2,694.5
Preferred share dividends[1]	13.4	13.4	13.4
Operating lease liabilities[2]	36.2	86.7	60.3

[1]Declared but unpaid. See *Note 14 – Dividends* for further discussion.
[2]From obtaining right-of-use assets. See *Note 13 – Leases* for further discussion.

For the years ended December 31, we paid the following:

(millions)	2022	2021	2020
Income taxes	$ 719.0	$ 842.4	$ 1,446.3
Interest	228.9	224.0	206.0
Operating lease liabilities	82.5	88.6	86.5

Included in other assets in our consolidated balance sheet at December 31, 2021, is a $541.5 million receivable from the MCCA, with a corresponding payable to policyholders included in accounts payable, accrued expenses, and other liabilities, related to a refund from the surplus of the MCCA to its member insurance companies. After funds were received from the MCCA, we were required to pass through the refund to the applicable Michigan policyholders. This transaction had no effect on our liquidity, financial condition, cash flows, or results of operations.

Commitments and Contingencies   We have certain noncancelable purchase obligations for goods and services with minimum commitments of $1,036.9 million at December 31, 2022, primarily consisting of software licenses, maintenance on information technology equipment, and media placements. Aggregate payments on these obligations for the years ended December 31, were as follows:

(millions)	Payments
2023	$ 918.6
2024	81.2
2025	33.1
2026	2.5
2027	1.5
Thereafter	0
Total	$ 1,036.9

We have several multiple-layer property catastrophe reinsurance contracts with various reinsurers with terms ranging from one to three years; the minimum commitment under these agreements at December 31, 2022, was $205.4 million. In addition, we have funding commitments of $15.7 million at December 31, 2022, related to limited partnership investments.

New Accounting Standards   We did not adopt any new accounting standards during the year ended December 31, 2022. We assessed the adoption impacts of recently issued accounting standards by the Financial Accounting Standards Board on our consolidated financial statements as well as material updates to previous assessments, if any. There were no recently issued accounting standards that are expected to materially impact The Progressive Corporation or its subsidiaries.

2. INVESTMENTS

The following tables present the composition of our investment portfolio by major security type. Our securities are reported in our consolidated balance sheets at fair value. The changes in fair value for our fixed-maturity securities (other than hybrid securities) are reported as a component of accumulated other comprehensive income (loss), net of deferred income taxes, in our consolidated balance sheets. The net holding period gains (losses) reported below represent the inception-to-date changes in fair value for the hybrid and equity securities. The changes in the net holding period gains (losses) between periods are recorded as a component of net realized gains (losses) on securities in our consolidated statements of comprehensive income.

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Holding Period Gains (Losses)	Fair Value	% of Total Fair Value
December 31, 2022						
Available-for-sale securities:						
Fixed maturities:						
U.S. government obligations	$ 26,770.7	$ 1.4	$ (1,604.7)	$ 0	$ 25,167.4	47.0%
State and local government obligations	2,180.0	0	(202.9)	0	1,977.1	3.7
Foreign government obligations	16.8	0	(1.3)	0	15.5	0.1
Corporate debt securities	10,125.8	9.8	(676.1)	(46.8)	9,412.7	17.6
Residential mortgage-backed securities	696.1	0.3	(17.5)	(12.1)	666.8	1.2
Commercial mortgage-backed securities	5,446.0	1.5	(784.0)	0	4,663.5	8.7
Other asset-backed securities	4,826.0	0.9	(260.5)	(1.8)	4,564.6	8.5
Redeemable preferred stocks	202.6	0	(4.5)	(13.8)	184.3	0.3
Total fixed maturities	50,264.0	13.9	(3,551.5)	(74.5)	46,651.9	87.1
Short-term investments	2,861.7	0	0	0	2,861.7	5.4
Total available-for-sale securities	53,125.7	13.9	(3,551.5)	(74.5)	49,513.6	92.5
Equity securities:						
Nonredeemable preferred stocks	1,364.2	0	0	(151.0)	1,213.2	2.3
Common equities	826.1	0	0	1,995.4	2,821.5	5.2
Total equity securities	2,190.3	0	0	1,844.4	4,034.7	7.5
Total portfolio[1]	$ 55,316.0	$ 13.9	$ (3,551.5)	$ 1,769.9	$ 53,548.3	100.0%

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Holding Period Gains (Losses)	Fair Value	% of Total Fair Value
December 31, 2021						
Available-for-sale securities:						
Fixed maturities:						
U.S. government obligations	$ 18,586.1	$ 92.9	$ (190.8)	$ 0	$ 18,488.2	35.9%
State and local government obligations	2,162.6	36.7	(14.0)	0	2,185.3	4.2
Foreign government obligations	17.9	0	0	0	17.9	0.1
Corporate debt securities	10,526.2	202.6	(33.4)	(3.3)	10,692.1	20.7
Residential mortgage-backed securities	787.7	2.3	(0.6)	0.6	790.0	1.5
Commercial mortgage-backed securities	6,561.0	38.9	(64.3)	0	6,535.6	12.7
Other asset-backed securities	4,981.8	13.3	(12.4)	(0.4)	4,982.3	9.7
Redeemable preferred stocks	170.9	0.7	(0.5)	10.6	181.7	0.4
Total fixed maturities	43,794.2	387.4	(316.0)	7.5	43,873.1	85.2
Short-term investments	942.6	0	0	0	942.6	1.8
Total available-for-sale securities	44,736.8	387.4	(316.0)	7.5	44,815.7	87.0
Equity securities:						
Nonredeemable preferred stocks	1,571.8	0	0	68.1	1,639.9	3.2
Common equities	1,264.1	0	0	3,794.4	5,058.5	9.8
Total equity securities	2,835.9	0	0	3,862.5	6,698.4	13.0
Total portfolio[1]	$ 47,572.7	$ 387.4	$ (316.0)	$ 3,870.0	$ 51,514.1	100.0%

[1]At December 31, 2022, we had $34.4 million of net unsettled security transactions included in other assets, compared to $143.4 million included in other liabilities at December 31, 2021.

The total fair value of the portfolio at December 31, 2022 and 2021 included $4.4 billion and $4.2 billion, respectively, of securities held in a consolidated, non-insurance subsidiary of the holding company, net of any unsettled security transactions.

At December 31, 2022, bonds and certificates of deposit in the principal amount of $601.7 million were on deposit to meet state insurance regulatory requirements. We did not hold any securities of any one issuer, excluding U.S. government obligations, with an aggregate cost or fair value exceeding 10% of total shareholders' equity at December 31, 2022 or 2021. At December 31, 2022, we did not hold any debt securities that were non-income producing during the preceding 12 months.

Short-Term Investments Our short-term investments may include commercial paper and other investments that are expected to mature or are redeemable within one year.

We invested in repurchase and reverse repurchase transactions during 2022 and 2021, but did not have any open positions at December 31, 2022 or 2021. To the extent we enter into repurchase or reverse repurchase transactions, consistent with past practice, we would elect not to offset these transactions and would report them on a gross basis on our consolidated balance sheets, despite the option to elect to offset these transactions as long as they were with the same counterparty and subject to an enforceable master netting arrangement.

Hybrid Securities Certain securities in our fixed-maturity portfolio are accounted for as hybrid securities because they contain embedded derivatives that are not deemed to be clearly and closely related to the host investments. These securities are reported at fair value at December 31:

(millions)	2022	2021
Fixed Maturities:		
Corporate debt securities	$ 535.4	$ 479.1
Residential mortgage-backed securities	509.6	536.2
Other asset-backed securities	42.0	89.2
Redeemable preferred stocks	134.7	130.8
Total hybrid securities	$ 1,221.7	$ 1,235.3

Since the embedded derivatives (e.g., change-in-control put option, debt-to-equity conversion, or any other feature unrelated to the credit quality or risk of default of the issuer that could impact the amount or timing of our expected future cash flows) do not have observable intrinsic values, we use the fair value option to record

the changes in fair value of these securities through income as a component of net realized gains or losses.

Fixed Maturities The composition of fixed maturities by maturity at December 31, 2022, was:

(millions)	Cost	Fair Value
Less than one year	$ 6,047.1	$ 5,871.6
One to five years	30,121.9	28,366.7
Five to ten years	14,030.8	12,357.0
Ten years or greater	64.2	56.6
Total	$ 50,264.0	$ 46,651.9

Asset-backed securities are classified in the maturity distribution table based upon their projected cash flows. All other securities that do not have a single maturity date are reported based upon expected average maturity. Contractual maturities may differ from expected maturities because the issuers of the securities may have the right to call or prepay obligations.

Gross Unrealized Losses The following tables show the composition of gross unrealized losses by major security type and by the length of time that individual securities have been in a continuous unrealized loss position:

($ in millions)	Total No. of Sec.	Total Fair Value	Gross Unrealized Losses	Less than 12 Months			12 Months or Greater		
				No. of Sec.	Fair Value	Gross Unrealized Losses	No. of Sec.	Fair Value	Gross Unrealized Losses
December 31, 2022									
U.S. government obligations	160	$ 24,802.5	$ (1,604.7)	90	$ 17,327.2	$ (699.2)	70	$ 7,475.3	$ (905.5)
State and local government obligations	348	1,948.8	(202.9)	239	1,124.2	(76.8)	109	824.6	(126.1)
Foreign government obligations	1	15.5	(1.3)	0	0	0	1	15.5	(1.3)
Corporate debt securities	422	8,449.6	(676.1)	285	5,717.6	(426.1)	137	2,732.0	(250.0)
Residential mortgage-backed securities	45	151.0	(17.5)	27	65.1	(6.8)	18	85.9	(10.7)
Commercial mortgage-backed securities	226	4,651.1	(784.0)	99	1,702.0	(192.1)	127	2,949.1	(591.9)
Other asset-backed securities	262	4,247.8	(260.5)	130	2,144.8	(100.9)	132	2,103.0	(159.6)
Redeemable preferred stocks	4	49.6	(4.5)	3	38.5	(3.1)	1	11.1	(1.4)
Total fixed maturities	1,468	$ 44,315.9	$ (3,551.5)	873	$ 28,119.4	$ (1,505.0)	595	$ 16,196.5	$ (2,046.5)

($ in millions)	Total No. of Sec.	Total Fair Value	Gross Unrealized Losses	Less than 12 Months			12 Months or Greater		
				No. of Sec.	Fair Value	Gross Unrealized Losses	No. of Sec.	Fair Value	Gross Unrealized Losses
December 31, 2021									
U.S. government obligations	92	$ 14,745.8	$ (190.8)	85	$ 13,790.8	$ (158.5)	7	$ 955.0	$ (32.3)
State and local government obligations	127	954.2	(14.0)	122	927.3	(13.1)	5	26.9	(0.9)
Corporate debt securities	220	3,496.6	(33.4)	219	3,491.7	(33.3)	1	4.9	(0.1)
Residential mortgage-backed securities	20	138.6	(0.6)	14	135.4	(0.5)	6	3.2	(0.1)
Commercial mortgage-backed securities	168	4,315.4	(64.3)	165	4,295.0	(63.9)	3	20.4	(0.4)
Other asset-backed securities	178	3,204.7	(12.4)	176	3,200.6	(12.3)	2	4.1	(0.1)
Redeemable preferred stocks	1	12.0	(0.5)	0	0	0	1	12.0	(0.5)
Total fixed maturities	806	$ 26,867.3	$ (316.0)	781	$ 25,840.8	$ (281.6)	25	$ 1,026.5	$ (34.4)

The increase in the number of securities in an unrealized loss position since December 31, 2021, was primarily the result of an increase in interest rates. As of December 31, 2022, we had 19 securities that had their credit ratings downgraded during the year, with a combined fair value of $186.3 million and an unrealized loss of $33.4 million.

A review of the securities in an unrealized loss position indicated that the issuers were current with respect to their interest obligations and that there was no evidence of deterioration of the current cash flow projections that would indicate we would not receive the remaining principal at maturity.

Allowance For Credit and Uncollectible Losses We are required to measure the amount of potential credit losses for all fixed-maturity securities in an unrealized loss position. We did not record any allowances for credit losses or any write-offs for amounts deemed to be uncollectible during 2022 or 2021 and did not have a material credit loss allowance balance as of December 31, 2022 or 2021. We considered several factors and inputs related to the individual securities as part of our analysis. The methodology and significant inputs used to measure the amount of credit losses in our portfolio included:

- current performance indicators on the business model or underlying assets (e.g., delinquency rates, foreclosure rates, and default rates);
- credit support (via current levels of subordination);
- historical credit ratings; and
- updated cash flow expectations based upon these performance indicators.

In order to determine the amount of credit loss, if any, we initially reviewed securities in a loss position to determine whether it was likely that we would be required, or intended, to sell any of the securities prior to the recovery of their respective cost bases (which could be maturity). If we were likely to, or intended to, sell prior to a potential recovery, we would write off the unrealized loss. For those securities that we determined we were not likely to, or did not intend to, sell prior to a potential recovery, we performed additional analysis to determine if the loss was credit related. For securities subject to credit related loss, we calculated the net present value (NPV) of the cash flows expected (i.e., expected recovery value) using the current book yield for each security. The NPV was then compared to the security's current amortized value to determine if a credit loss existed. In the event that the NPV was below the amortized value, and the amount was determined to be material individually, or in aggregate, a credit loss would be deemed to exist, and either an allowance for credit losses would be created, or if an allowance currently existed, either a recovery of the previous allowance, or an incremental loss, would be recorded to net realized gains (losses) on securities.

As of December 31, 2022 and 2021, we believe that none of the unrealized losses were related to material credit losses on any specific securities, or in the aggregate. We continue to expect all the securities in our portfolio to pay their principal and interest obligations.

In addition, we reviewed our accrued investment income outstanding on those securities in an unrealized loss position at December 31, 2022 and 2021, to determine if the accrued interest amounts were determined to be uncollectible. Based on our analysis, we believe the issuers have sufficient liquidity and capital reserves to meet their current interest, and future principal, obligations and, therefore, did not write off any accrued income as uncollectible at December 31, 2022 or 2021.

Realized Gains (Losses) The components of net realized gains (losses) for the years ended December 31, were:

(millions)	2022	2021	2020
Gross realized gains on security sales			
Available-for-sale securities:			
U.S. government obligations	$ 10.8	$ 105.8	$ 612.5
State and local government obligations	0	51.2	102.4
Corporate and other debt securities	8.7	104.0	161.9
Residential mortgage-backed securities	0.7	0.3	0
Commercial mortgage-backed securities	0	41.9	23.7
Other asset-backed securities	0.2	1.2	0.2
Redeemable preferred stocks	0	1.5	0
Total available-for-sale securities	20.4	305.9	900.7
Equity securities:			
Nonredeemable preferred stocks	17.6	28.0	24.4
Common equities	846.1	369.6	88.6
Total equity securities	863.7	397.6	113.0
Subtotal gross realized gains on security sales	884.1	703.5	1,013.7
Gross realized losses on security sales			
Available-for-sale securities:			
U.S. government obligations	(433.3)	(52.0)	(9.6)
State and local government obligations	(1.0)	(3.4)	(0.7)
Foreign government obligations	0	(0.1)	0
Corporate and other debt securities	(88.3)	(8.3)	(6.5)
Residential mortgage-backed securities	0	(1.1)	0
Commercial mortgage-backed securities	(72.4)	(1.9)	(12.8)
Other asset-backed securities	(4.4)	(0.6)	0
Short-term investments	(0.4)	0	0
Total available-for-sale securities	(599.8)	(67.4)	(29.6)
Equity securities:			
Nonredeemable preferred stocks	(9.8)	(1.7)	(8.7)
Common equities	(78.0)	(20.1)	(60.7)
Total equity securities	(87.8)	(21.8)	(69.4)
Subtotal gross realized losses on security sales	(687.6)	(89.2)	(99.0)
Net realized gains (losses) on security sales			
Available-for-sale securities:			
U.S. government obligations	(422.5)	53.8	602.9
State and local government obligations	(1.0)	47.8	101.7
Foreign government obligations	0	(0.1)	0
Corporate and other debt securities	(79.6)	95.7	155.4
Residential mortgage-backed securities	0.7	(0.8)	0
Commercial mortgage-backed securities	(72.4)	40.0	10.9
Other asset-backed securities	(4.2)	0.6	0.2
Redeemable preferred stocks	0	1.5	0
Short-term investments	(0.4)	0	0
Total available-for-sale securities	(579.4)	238.5	871.1
Equity securities:			
Nonredeemable preferred stocks	7.8	26.3	15.7
Common equities	768.1	349.5	27.9
Total equity securities	775.9	375.8	43.6
Subtotal net realized gains (losses) on security sales	196.5	614.3	914.7
Net holding period gains (losses)			
Hybrid securities	(82.0)	(7.7)	7.4
Equity securities	(2,018.1)	907.6	706.5
Derivatives	0	0	1.4
Subtotal net holding period gains (losses)	(2,100.1)	899.9	715.3
Other-than-temporary impairment losses			
Other asset impairment	(8.6)	(5.0)	0
Subtotal other-than-temporary impairment losses	(8.6)	(5.0)	0
Total net realized gains (losses) on securities	$ (1,912.2)	$ 1,509.2	$ 1,630.0

Realized gains (losses) on security sales are computed using the first-in-first-out method. The majority of the sales in the fixed-maturity portfolio during the year were from U.S. Treasury Notes, which were sold to shorten duration and for tax planning purposes. The loss from the fixed-maturity sales reflected the continued rise in interest rates throughout 2022, which resulted in valuation declines for most of our available-for-sale securities. During 2020, the significant gains recognized on our fixed-income portfolio were the result of selling U.S. Treasury Notes for opportunistic investments. During 2022, we sold common equity securities, which were in a realized gain position, as part of our plan to incrementally reduce risk in the portfolio in response to the likelihood of a more difficult economic environment over the near term. During 2021, the gain in common equities primarily reflected the sale of common stocks held outside of our indexed portfolio. The other asset impairment losses in 2022 and 2021 were recorded as a result of our investment in a federal new markets tax credit fund, which was entered into during the second quarter 2021 and reported in other assets in the consolidated balance sheets.

The following table reflects our holding period realized gains (losses) recognized on equity securities held at the respective year end for the years ended December 31:

(millions)	2022	2021	2020
Total net gains (losses) recognized during the period on equity securities	$ (1,242.2)	$ 1,283.4	$ 750.1
Less: Net gains (losses) recognized on equity securities sold during the period	775.9	375.8	43.6
Net holding period gains (losses) recognized during the period on equity securities held at period end	$ (2,018.1)	$ 907.6	$ 706.5

Net Investment Income The components of net investment income for the years ended December 31, were:

(millions)	2022	2021	2020
Available-for-sale securities:			
Fixed maturities:			
U.S. government obligations	$ 339.1	$149.5	$166.3
State and local government obligations	39.7	44.1	62.7
Foreign government obligations	0.2	0.1	0
Corporate debt securities	288.8	301.1	284.0
Residential mortgage-backed securities	31.6	11.9	11.8
Commercial mortgage-backed securities	190.6	143.0	152.9
Other asset-backed securities	174.6	64.1	96.7
Redeemable preferred stocks	11.4	9.5	14.9
Total fixed maturities	1,076.0	723.3	789.3
Short-term investments	53.6	3.1	29.0
Total available-for-sale securities	1,129.6	726.4	818.3
Equity securities:			
Nonredeemable preferred stocks	70.2	70.3	60.6
Common equities	60.5	64.2	57.7
Total equity securities	130.7	134.5	118.3
Investment income	1,260.3	860.9	936.6
Investment expenses	(24.3)	(25.5)	(20.0)
Net investment income	$1,236.0	$835.4	$916.6

On a year-over-year basis, investment income (interest and dividends) increased 46%, compared to 2021, primarily due to an increase in interest rates on floating-rate securities in our portfolio and purchases of new investments with higher coupon rates. Investment income decreased 8% in 2021, compared to 2020, due to a decrease in the portfolio yield, which was partially offset by an increase in average assets. The recurring investment book yield increased 26% in 2022, compared to 2021, reflecting investing new cash, and cash from maturities in higher interest rate securities given the rising interest rate environment. The recurring investment book yield decreased 20% in 2021, compared to 2020, as a result of investing at market yields that were lower than the portfolio's overall yield.

3. FAIR VALUE

We have categorized our financial instruments, based on the degree of subjectivity inherent in the method by which they are valued, into a fair value hierarchy of three levels, as follows:

- *Level 1*: Inputs are unadjusted, quoted prices in active markets for identical instruments at the measurement date (e.g., U.S. government obligations, which are continually priced on a daily basis, active exchange-traded equity securities, and certain short-term securities).

- *Level 2*: Inputs (other than quoted prices included within Level 1) that are observable for the instrument either directly or indirectly (e.g., certain corporate and municipal bonds and certain preferred stocks). This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments, and

The decrease in investment expenses in 2022, compared to 2021, primarily reflects lower management fees attributable to the Protective Insurance portfolio. The increase in 2021, compared to 2020, reflected an increase in staffing and related employee expenses, in addition to the Protective Insurance management fees.

Derivative Instruments We did not have any derivative activity during 2022 or 2021. During 2020, we opened and closed U.S. Treasury Note futures to manage the portfolio duration and recorded a net realized gain of $1.4 million. The maximum notional value held at one time during 2020 was $114.6 million. At December 31, 2022, 2021, and 2020, we had no open derivative positions.

(iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- *Level 3*: Inputs that are unobservable. Unobservable inputs reflect our subjective evaluation about the assumptions market participants would use in pricing the financial instrument (e.g., certain structured securities and privately held investments).

Determining the fair value of the investment portfolio is the responsibility of management. As part of the responsibility, we evaluate whether a market is distressed or inactive in determining the fair value for our portfolio. We review certain market level inputs to evaluate whether sufficient activity, volume, and new issuances exist to create an active market. Based on this evaluation, we concluded that there was sufficient activity related to the sectors and securities for which we obtained valuations.

The composition of the investment portfolio by major security type and our outstanding debt was:

(millions)	Fair Value				
	Level 1	Level 2	Level 3	Total	Cost
December 31, 2022					
Fixed maturities:					
U.S. government obligations	$ 25,167.4	$ 0	$ 0	$ 25,167.4	$ 26,770.7
State and local government obligations	0	1,977.1	0	1,977.1	2,180.0
Foreign government obligations	0	15.5	0	15.5	16.8
Corporate debt securities	0	9,412.7	0	9,412.7	10,125.8
Subtotal	25,167.4	11,405.3	0	36,572.7	39,093.3
Asset-backed securities:					
Residential mortgage-backed	0	666.8	0	666.8	696.1
Commercial mortgage-backed	0	4,663.5	0	4,663.5	5,446.0
Other asset-backed	0	4,564.6	0	4,564.6	4,826.0
Subtotal asset-backed securities	0	9,894.9	0	9,894.9	10,968.1
Redeemable preferred stocks:					
Financials	0	40.5	0	40.5	43.6
Utilities	0	9.1	0	9.1	10.5
Industrials	9.2	125.5	0	134.7	148.5
Subtotal redeemable preferred stocks	9.2	175.1	0	184.3	202.6
Total fixed maturities	25,176.6	21,475.3	0	46,651.9	50,264.0
Short-term investments	2,800.7	61.0	0	2,861.7	2,861.7
Total available-for-sale securities	27,977.3	21,536.3	0	49,513.6	53,125.7
Equity securities:					
Nonredeemable preferred stocks:					
Financials	39.0	994.4	67.4	1,100.8	1,244.2
Utilities	0	71.2	0	71.2	79.9
Industrials	0	24.8	16.4	41.2	40.1
Subtotal nonredeemable preferred stocks	39.0	1,090.4	83.8	1,213.2	1,364.2
Common equities:					
Common stocks	2,783.4	0	18.3	2,801.7	806.3
Other risk investments	0	0	19.8	19.8	19.8
Subtotal common equities	2,783.4	0	38.1	2,821.5	826.1
Total equity securities	2,822.4	1,090.4	121.9	4,034.7	2,190.3
Total portfolio	$ 30,799.7	$ 22,626.7	$ 121.9	$ 53,548.3	$ 55,316.0
Debt	$ 0	$ 5,717.9	$ 0	$ 5,717.9	$ 6,388.3

(millions)	Fair Value				
	Level 1	Level 2	Level 3	Total	Cost
December 31, 2021					
Fixed maturities:					
U.S. government obligations	$ 18,488.2	$ 0	$ 0	$ 18,488.2	$ 18,586.1
State and local government obligations	0	2,185.3	0	2,185.3	2,162.6
Foreign government obligations	0	17.9	0	17.9	17.9
Corporate debt securities	0	10,692.1	0	10,692.1	10,526.2
Subtotal	18,488.2	12,895.3	0	31,383.5	31,292.8
Asset-backed securities:					
Residential mortgage-backed	0	790.0	0	790.0	787.7
Commercial mortgage-backed	0	6,535.6	0	6,535.6	6,561.0
Other asset-backed	0	4,982.3	0	4,982.3	4,981.8
Subtotal asset-backed securities	0	12,307.9	0	12,307.9	12,330.5
Redeemable preferred stocks:					
Financials	0	50.9	0	50.9	50.7
Utilities	0	0	0	0	0
Industrials	10.7	120.1	0	130.8	120.2
Subtotal redeemable preferred stocks	10.7	171.0	0	181.7	170.9
Total fixed maturities	18,498.9	25,374.2	0	43,873.1	43,794.2
Short-term investments	942.4	0.2	0	942.6	942.6
Total available-for-sale securities	19,441.3	25,374.4	0	44,815.7	44,736.8
Equity securities:					
Nonredeemable preferred stocks:					
Financials	115.3	1,305.7	76.4	1,497.4	1,451.7
Utilities	0	82.9	0	82.9	80.0
Industrials	0	25.2	34.4	59.6	40.1
Subtotal nonredeemable preferred stocks	115.3	1,413.8	110.8	1,639.9	1,571.8
Common equities:					
Common stocks	4,991.6	50.0	0	5,041.6	1,247.2
Other risk investments	0	0	16.9	16.9	16.9
Subtotal common equities	4,991.6	50.0	16.9	5,058.5	1,264.1
Total equity securities	5,106.9	1,463.8	127.7	6,698.4	2,835.9
Total portfolio	$ 24,548.2	$ 26,838.2	$ 127.7	$ 51,514.1	$ 47,572.7
Debt	$ 0	$ 5,857.4	$ 0	$ 5,857.4	$ 4,898.8

Our portfolio valuations, excluding short-term investments, classified as either Level 1 or Level 2 in the above tables are priced exclusively by external sources, including pricing vendors, dealers/market makers, and exchange-quoted prices.

Our short-term investments classified as Level 1 are highly liquid, actively marketed, and have a very short duration, primarily 90 days or less to redemption. These securities are held at their original cost, adjusted for any accretion of discount, since that value very closely

approximates what an active market participant would be willing to pay for such securities. The remainder of our short-term investments are classified as Level 2 and are not priced externally since these securities continually trade at par value. These securities are classified as Level 2 since they are primarily longer-dated securities issued by municipalities that contain either liquidity facilities or mandatory put features within one year.

At December 31, 2022, vendor-quoted prices represented 90% of our Level 1 classifications (excluding short-term investments), compared to 79% at December 31, 2021. The securities quoted by vendors in Level 1 primarily represent our holdings in U.S. Treasury Notes, which are frequently traded and the quotes are considered similar to exchange-traded quotes. The balance of our Level 1 pricing comes from quotes obtained directly from trades made on active exchanges. The higher vendor-quoted percentage at December 31, 2022 is due to an increase in U.S. Treasury Note holdings, which are vendor-quoted, and a decrease in our common stock holdings, which are exchange-quoted, compared to such holdings at December 31, 2021.

At both December 31, 2022 and 2021 vendor-quoted prices comprised 98% of our Level 2 classifications (excluding short-term investments and common stock), while dealer-quoted prices represented 2%. In our process for selecting a source (e.g., dealer or pricing service) to provide pricing for securities in our portfolio, we reviewed documentation from the sources that detailed the pricing techniques and methodologies used by these sources and determined if their policies adequately considered market activity, either based on specific transactions for the particular security type or based on modeling of securities with similar credit quality, duration, yield, and structure that were recently transacted. Once a source is chosen, we continue to monitor any changes or modifications to their processes by reviewing their documentation on internal controls for pricing and market reviews. We review quality control measures of our sources as they become available to determine if any significant changes have occurred from period to period that might indicate issues or concerns regarding their evaluation or market coverage.

As part of our pricing procedures, we obtain quotes from more than one source to help us fully evaluate the market price of securities. However, our internal pricing policy is to use a consistent source for individual securities in order to maintain the integrity of our valuation process. Quotes obtained from the sources are not considered binding offers to transact. Under our policy, when a review of the valuation received from our selected source appears to be outside of what is considered market level activity (which is defined as trading at spreads or yields significantly different than those of comparable securities or outside the general sector level movement without a reasonable explanation), we may use an alternate source's price. To the extent we determine that it may be prudent to substitute one source's price for another, we will contact the initial source to obtain an understanding of the factors that may be contributing to the significant price variance.

To allow us to determine if our initial source is providing a price that is outside of a reasonable range, we review our portfolio pricing on a weekly basis. When necessary, we challenge prices from our sources when a price provided does not match our expectations based on our evaluation of market trends and activity. Initially, we perform a review of our portfolio by sector to identify securities whose prices appear outside of a reasonable range. We then perform a more detailed review of fair values for securities disclosed as Level 2. We review dealer bids and quotes for these and/or similar securities to determine the market level context for our valuations. We then evaluate inputs relevant for each class of securities disclosed in the preceding hierarchy tables.

For our structured debt securities, including commercial, residential, and other asset-backed securities, we evaluate available market-related data for these and similar securities related to collateral, delinquencies, and defaults for historical trends and reasonably estimable projections, as well as historical prepayment rates and current prepayment assumptions and cash flow estimates. We further stratify each class of our structured debt securities into more finite sectors (e.g., planned amortization class, first pay, second pay, senior, subordinated, etc.) and use duration, credit quality, and coupon to determine if the fair value is appropriate.

For our corporate debt and preferred stock (redeemable and nonredeemable) portfolios, as well as the notes issued by The Progressive Corporation (see *Note 4 – Debt*), we review securities by duration, coupon, and credit quality, as well as changes in interest rate and credit spread movements within that stratification. The review also includes recent trades, including: volume traded at various levels that establish a market; issuer specific fundamentals; and industry specific economic news as it comes to light.

For our municipal securities (e.g., general obligations, revenue, and housing), we stratify the portfolio to evaluate securities by type, coupon, credit quality, and duration to review price changes relative to credit spread and interest rate changes. Additionally, we look at economic data as it relates to geographic location as an indication of price-to-call or maturity predictors. For municipal housing securities, we look at changes in cash flow projections, both historical and reasonably estimable projections, to understand yield changes and their effect on valuation.

For short-term securities, we look at acquisition price relative to the coupon or yield. Since our short-term securities are typically 90 days or less to maturity, with the majority listed in Level 2 being 30 days or less to redemption, we believe that acquisition price is the best estimate of fair value.

We also review data assumptions as supplied by our sources to determine if that data is relevant to current market conditions. In addition, we independently review each sector for transaction volumes, new issuances, and changes in spreads, as well as the overall movement of interest rates along the yield curve to determine if sufficient activity and liquidity exists to provide a credible source for our market valuations.

During each valuation period, we create internal estimations of portfolio valuation (performance returns), based on current market-related activity (i.e., interest rate and credit spread movements and other credit-related factors) within each major sector of our portfolio. We compare our internally generated portfolio results with those generated based on quotes we receive externally and research material valuation differences. We compare our results to index returns for each major sector adjusting for duration and credit quality differences to better understand our portfolio's results. Additionally, we review on a monthly basis our external sales transactions and compare the actual final market sales prices to previous market valuation prices. This review provides us further validation that our pricing sources are providing market level prices, since we are able to explain significant price changes (i.e., greater than 2%) as known events occur in the marketplace and affect a particular security's price at sale.

This analysis provides us with additional comfort regarding the source's process, the quality of its review, and its willingness to improve its analysis based on feedback from clients. We believe this effort helps ensure that we are reporting the most representative fair values for our securities.

After all the valuations are received and our review of Level 2 securities is complete, if the inputs used by vendors are determined to not contain sufficient observable market information, we will reclassify the affected securities to Level 3.

Except as described below, our Level 3 securities are priced externally; however, due to several factors (e.g., nature of the securities, level of activity, and lack of similar securities trading to obtain observable market level inputs), these valuations are more subjective in nature.

To the extent we receive prices from external sources (e.g., broker, valuation firm) for the Level 3 securities, we review those prices for reasonableness using internally developed assumptions and then compare our derived prices to the prices received from the external sources. Based on our review, all prices received from external sources for 2022 remained unadjusted.

If we do not receive prices from an external source, we perform an internal fair value comparison, which includes a review and analysis of market comparable securities, to determine if fair value changes are needed. Based on this analysis, certain private equity investments included in the Level 3 category remain valued at cost or were priced using a recent transaction as the basis for fair value. At least annually, these private equity investments are priced by an external source.

Our Level 3 other risk investments include securities accounted for under the equity method of accounting and, therefore, are not subject to fair value reporting. Since these securities represent less than 0.1% of our total portfolio, we will continue to include them in our Level 3 disclosures and report the activity from these investments as "other" changes in the summary of changes in fair value table and categorize these securities as "pricing exemption securities" in the quantitative information table.

The Level 2 common stock held at December 31, 2021 was transferred to Level 3 at December 31, 2022. At December 31, 2022 and 2021, we did not have any securities in our fixed-maturity portfolio listed as Level 3.

Other than goodwill, during 2022 and 2021, there were no material assets or liabilities measured at fair value on a nonrecurring basis. During the second quarter 2022, we determined that the fair value of the goodwill related to our ARX Holding Corp. and its subsidiaries (ARX) reporting unit was less than the carrying value and we wrote down $224.8 million of our total goodwill asset. See *Note 15 – Goodwill and Intangible Assets* for further discussion.

Due to the relative size of the Level 3 securities' fair values compared to the total portfolio's fair value, any changes in pricing methodology would not have a significant change in valuation that would materially impact net or comprehensive income.

The following tables provide a summary of changes in fair value associated with Level 3 assets for the years ended December 31, 2022 and 2021:

	Level 3 Fair Value							
(millions)	Fair Value at Dec. 31, 2021	Calls/ Maturities/ Paydowns/ Other	Purchases	Sales	Net Realized (Gain)/Loss on Sales	Change in Valuation	Net Transfers In (Out)[1]	Fair Value at Dec. 31, 2022
Equity securities:								
Nonredeemable preferred stocks:								
Financials	$ 76.4	$ 0	$ 2.5	$ (15.0)	$ (17.2)	$ 20.7	$ 0	$ 67.4
Industrials	34.4	(0.5)	0	0	0	(17.5)	0	16.4
Common equities:								
Common stocks	0	0	0	0	0	0	18.3	18.3
Other risk investments	16.9	2.9	0	0	0	0	0	19.8
Total Level 3 securities	$ 127.7	$ 2.4	$ 2.5	$ (15.0)	$ (17.2)	$ 3.2	$ 18.3	$ 121.9

[1]The security was transferred into Level 3 due to a lack of observable market level inputs.

	Level 3 Fair Value							
(millions)	Fair Value at Dec. 31, 2020	Calls/ Maturities/ Paydowns/ Other	Purchases	Sales	Net Realized (Gain)/Loss on Sales	Change in Valuation	Net Transfers In (Out)[1]	Fair Value at Dec. 31, 2021
Equity securities:								
Nonredeemable preferred stocks:								
Financials	$ 10.0	$ 0	$ 60.2	$ 0	$ 0	$ 6.2	$ 0	$ 76.4
Industrials	16.7	0	5.0	(5.0)	(4.5)	22.2	0	34.4
Common equities:								
Common stocks	25.0	0	2.0	(6.0)	(8.7)	37.7	(50.0)	0
Other risk investments	3.1	13.8	0	0	0	0	0	16.9
Total Level 3 securities	$ 54.8	$ 13.8	$ 67.2	$ (11.0)	$ (13.2)	$ 66.1	$ (50.0)	$ 127.7

[1]The security was transferred into Level 2 since the price was deemed to be an observable market sale price as the result of the then-recent sale of this security at a consistent price.

The following tables provide a summary of the quantitative information about Level 3 fair value measurements for our applicable securities at December 31:

	Quantitative Information about Level 3 Fair Value Measurements				
($ in millions)	Fair Value at Dec. 31, 2022	Valuation Technique	Unobservable Input	Range of Input Values Increase (Decrease)	Weighted Average Increase (Decrease)
Equity securities:					
Nonredeemable preferred stocks	$ 83.8	Market comparables	Weighted average market capitalization price change %	(0.6)% to 19.9%	10.5%
Common stocks	18.3	Market comparables	Weighted average market capitalization price change %	(42.5)% to 59.1%	0.3%
Subtotal Level 3 securities	102.1				
Pricing exemption securities	19.8				
Total Level 3 securities	$ 121.9				

($ in millions)		Fair Value at Dec. 31, 2021	Valuation Technique	Unobservable Input	Range of Input Values Increase (Decrease)	Weighted Average Increase (Decrease)
Quantitative Information about Level 3 Fair Value Measurements						
Equity securities:						
Nonredeemable preferred stocks	$	110.8	Market comparables	Weighted average market capitalization price change %	(20.2)% to (2.3)%	(7.7%)
Subtotal Level 3 securities		110.8				
Pricing exemption securities		16.9				
Total Level 3 securities	$	127.7				

4. DEBT

Debt at December 31, consisted of:

(millions)	2022 Carrying Value	2022 Fair Value	2021 Carrying Value	2021 Fair Value
2.45% Senior Notes due 2027 (issued: $500.0, August 2016)	$ 498.2	$ 457.7	$ 497.7	$ 517.9
2.50% Senior Notes due 2027 (issued: $500.0, March 2022)	497.5	460.3	0	0
6 5/8% Senior Notes due 2029 (issued: $300.0, March 1999)	297.5	326.8	297.2	388.2
4.00% Senior Notes due 2029 (issued: $550.0, October 2018)	546.4	527.8	545.9	621.0
3.20% Senior Notes due 2030 (issued: $500.0, March 2020)	496.9	448.6	496.5	536.3
3.00% Senior Notes due 2032 (issued: $500.0, March 2022)	495.9	438.1	0	0
6.25% Senior Notes due 2032 (issued: $400.0, November 2002)	396.4	435.4	396.2	547.9
4.35% Senior Notes due 2044 (issued: $350.0, April 2014)	346.9	298.4	346.8	428.4
3.70% Senior Notes due 2045 (issued: $400.0, January 2015)	395.7	310.2	395.6	447.1
4.125% Senior Notes due 2047 (issued: $850.0, April 2017)	842.1	716.2	841.9	1,029.3
4.20% Senior Notes due 2048 (issued: $600.0, March 2018)	590.4	507.0	590.2	741.3
3.95% Senior Notes due 2050 (issued: $500.0, March 2020)	490.9	404.9	490.8	600.0
3.70% Senior Notes due 2052 (issued: $500.0, March 2022)	493.5	386.5	0	0
Total	$6,388.3	$5,717.9	$4,898.8	$5,857.4

All of the outstanding debt was issued by The Progressive Corporation and includes amounts that were borrowed for general corporate purposes, which may include contributions to capital of its insurance subsidiaries, payments of debt at maturity, or may be used, or made available for use, for other business purposes. Fair values for these debt instruments are obtained from external sources. There are no restrictive financial covenants or credit rating triggers on the outstanding debt.

Interest on all debt is payable semiannually at the stated rates. All principal is due at the stated maturity. Each note is redeemable, in whole or in part, at any time; however, the redemption price will equal the greater of

the principal amount of the note or a "make whole" amount calculated by reference to the present values of remaining scheduled principal and interest payments under the note. There was no short-term debt outstanding at December 31, 2022 or 2021.

We issued $500 million of 2.50% Senior Notes due 2027, $500 million of 3.00% Senior Notes due 2032, and $500 million of 3.70% Senior Notes due 2052 in March 2022, in an underwritten public offering. The net proceeds from these issuances, after deducting underwriters' discounts, commissions, and other issuance costs, were approximately $1,486.0 million in aggregate.

Aggregate required principal payments on debt outstanding at December 31, 2022, were as follows:

(millions)	Payments
2023	$ 0
2024	0
2025	0
2026	0
2027	1,000
Thereafter	5,450
Total	$ 6,450

Prior to certain issuances of our debt securities, we entered into forecasted transactions to hedge against possible rises in interest rates. When the contracts were closed upon the issuance of the applicable debt securities, we recognized the unrealized gains (losses) on these contracts as part of accumulated other comprehensive income (see *Note 1 – Reporting and Accounting Policies* for further discussion). These unrealized gains (losses) are being amortized as adjustments to interest expense over the life of the related notes.

The following table shows the original gain (loss) recognized at debt issuance and the unamortized balance at December 31, 2022, on a pretax basis:

(millions)	Unrealized Gain (Loss) at Debt Issuance	Unamortized Balance at December 31, 2022
6 5/8% Senior Notes	$ (4.2)	$ (1.8)
6.25% Senior Notes	5.1	2.8
4.35% Senior Notes	(1.6)	(1.3)
3.70% Senior Notes	(12.9)	(10.8)
4.125% Senior Notes	(8.0)	(7.2)

We reclassified $0.5 million in 2022, $0.9 million in 2021, and $1.1 million in 2020, of net unrealized losses from accumulated other comprehensive income to interest expense on our closed debt issuance cash flow hedges.

During 2022 and 2021, we had a line of credit with PNC Bank, National Association (PNC), in the maximum principal amount of $250 million. Subject to the terms and conditions of the line of credit documents, advances under the line of credit (if any) will bear interest at a variable rate equal to the higher of PNC's Prime Rate or the sum of the Federal Funds Open Rate plus 175 basis points. Each advance must be repaid on the 30th day after the advance or, if earlier, on April 30, 2023, the expiration date of the line of credit. Prepayments are permitted without penalty. The line of credit is uncommitted and, as such, all advances are subject to PNC's discretion. We had no borrowings under the line of credit in 2022 or 2021.

5. INCOME TAXES

The components of our income tax provision for the years ended December 31, were as follows:

(millions)	2022	2021	2020
Current tax provision			
Federal	$ 733.2	$ 739.5	$ 1,395.7
State	12.7	20.7	35.6
Deferred tax expense (benefit)			
Federal	(528.7)	98.6	35.8
State	(16.6)	0.3	1.5
Total income tax provision	$ 200.6	$ 859.1	$ 1,468.6

The provision for income taxes in the consolidated statements of comprehensive income differed from the statutory rate for the years ended December 31, as follows:

(millions)	2022 Expense (Benefit)	2022 Rate Impact	2021 Expense (Benefit)	2021 Rate Impact	2020 Expense (Benefit)	2020 Rate Impact
Income before income taxes	$922.1		$4,210.0		$7,173.2	
Tax at statutory federal rate	$193.6	21%	$ 884.1	21%	$1,506.4	21%
Tax effect of:						
Goodwill impairment[1]	47.2	5	0	0	0	0
Stock-based compensation	(18.1)	(2)	(19.4)	(1)	(22.7)	(1)
Tax credits	(14.8)	(2)	(9.9)	0	(5.4)	0
Tax-preferenced investment income	(12.7)	(1)	(13.2)	0	(15.2)	0
Nondeductible compensation expense	11.1	1	8.4	0	6.4	0
Tax-deductible dividends	(1.8)	0	(9.4)	0	(25.1)	(1)
State income taxes, net of federal taxes	(3.1)	0	16.6	0	29.3	1
Other items, net	(0.8)	0	1.9	0	(5.1)	0
Total income tax provision	$200.6	22%	$ 859.1	20%	$1,468.6	20%

[1]The ARX acquisition did not create goodwill for income tax purposes. As a result, the impairment is not deductible for income tax purposes.

Deferred income taxes reflect the tax effects of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The following table shows the components of the net deferred tax assets and liabilities at December 31:

(millions)	2022	2021
Federal deferred income tax assets:		
Net unrealized losses on fixed-maturity securities	$ 742.9	$ 0
Unearned premiums reserve	719.2	642.7
Loss and loss adjustment expense reserves	239.9	224.3
Non-deductible accruals	225.9	220.8
Software development costs	37.8	0
Operating lease liabilities	28.8	37.9
Investment basis differences	17.0	19.1
Hedges on forecasted transactions	3.8	4.0
Other	12.7	7.2
Federal deferred income tax liabilities:		
Net holding period gains on equity securities	(387.3)	(811.1)
Deferred acquisition costs	(324.3)	(284.7)
Property and equipment	(97.0)	(94.6)
Operating lease assets	(28.8)	(37.9)
Loss and loss adjustment expense reserve transition adjustment	(24.1)	(32.3)
Intangible assets	(11.1)	(16.9)
Prepaid expenses	(6.5)	(6.8)
Net unrealized gains on fixed-maturity securities	0	(15.0)
Other	(17.4)	(9.6)
Net federal deferred income taxes	1,131.5	(152.9)
State deferred income tax assets[1]	42.2	16.3
State deferred income tax liabilities[1]	0	(1.5)
Total	$ 1,173.7	$ (138.1)

[1]State deferred assets and liabilities are recorded in other assets and accounts payable, accrued expenses, and other liabilities, respectively, on the consolidated balance sheets.

Although realization of the deferred tax assets is not assured, management believes that it is more likely than not that the deferred tax assets will be realized based on our expectation that we will be able to fully utilize the deductions that are ultimately recognized for tax purposes and, therefore, no valuation allowance was needed at December 31, 2022 or 2021. We believe our deferred tax asset related to net unrealized losses on fixed-maturity securities will be realized based on the existence of prior year capital gains, current temporary differences related to unrealized gains in our equity portfolio, and other tax planning strategies.

At December 31, 2022, we had $10.9 million of net taxes payable (included in accounts payable, accrued expenses, and other liabilities on our consolidated balance sheets), compared to $19.2 million of net taxes recoverable (included in other assets on our consolidated balance sheets) at December 31, 2021.

The Progressive Corporation and its subsidiaries file a consolidated federal income tax return. As a result of the acquisition of Protective Insurance in 2021, Protective Insurance was included in The Progressive Corporation consolidated federal income tax return for the period from June 2, 2021 to December 31, 2021. We filed a final consolidated federal income tax return for Protective Insurance for the period from January 1, 2021 to June 1, 2021.

All federal income tax years prior to 2019 are generally closed to examination; however, for The Progressive Corporation, 2016 remains open for a tax credit partnership investment. The statute of limitations for state income tax purposes generally remains open for three to four years from the return filing date, depending upon the jurisdiction. There has been no significant state income tax audit activity.

We recognize interest and penalties, if any, as a component of income tax expense. For the years ended December 31, 2022, 2021, and 2020, $0.1 million, $0.1 million, and $0, respectively, of interest and penalties expense has been recorded in the tax provision. We have not recorded any unrecognized tax benefits, or related interest and penalties, as of December 31, 2022 and 2021.

6. LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

We write personal and commercial auto insurance, residential property insurance, and other specialty property-casualty insurance and related services throughout the United States. As a property-casualty insurance company, we are exposed to hurricanes or other catastrophes. We are unable to predict the frequency or severity of any such events that may occur in the near term or thereafter. To help mitigate this risk in our Property business, we currently maintain excess of loss reinsurance coverage, both on an aggregate and a per occurrence basis.

As we are primarily an insurer of motor vehicles and residential property, we have limited exposure to environmental, asbestos, workers' compensation, and general liability claims. We have established reserves for such exposures, which represented about 2% of our total loss and loss adjustment expense reserves. We believe these reserves to be adequate based on information currently known. These claims are not expected to have a material effect on our liquidity, financial condition, cash flows, or results of operations.

Loss and Loss Adjustment Expense Reserves
Loss and loss adjustment expense (LAE) reserves represent our best estimate of our ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. For our Personal and Commercial Lines vehicle businesses, which represented about 90% of our total carried reserves, we establish loss and LAE reserves after completing reviews at a disaggregated level of grouping. Progressive's actuarial staff reviews approximately 400 subsets of business data, which are at a combined state, product, and line coverage level, to calculate the needed loss and LAE reserves. During a reserve review, ultimate loss amounts are estimated using several industry standard actuarial projection methods. These methods take into account historical comparable loss data at the subset level and estimate the impact of various loss development factors, such as the frequency (number of losses per exposure), severity (dollars of loss per each claim), and average premium (dollars of premium per earned car year), as well as the frequency and severity of loss adjustment expense costs.

We begin our review of a set of data by producing multiple estimates of needed reserves, using both paid and incurred data, to determine if a reserve change is required. In the event of a wide variation among results generated by the different projections, our actuarial group will further analyze the data using additional quantitative analysis. Each review develops a point estimate for a relatively small subset of the business, which allows us to establish meaningful reserve levels for that subset. We believe our comprehensive process of reviewing at a subset level provides us more meaningful estimates of our aggregate loss reserves.

The actuarial staff completes separate projections of needed case and incurred but not recorded (IBNR) reserves. Since a large majority of the parties involved in an accident report their claims within a short time period after the occurrence, we do not carry a significant amount of IBNR reserves for older accident years. Based on the methodology we use to estimate case reserves for our vehicle businesses, we generally do not have expected development on reported claims included in our IBNR reserves. We do, however, include anticipated salvage and subrogation recoveries in our IBNR reserves, which could result in negative carried IBNR reserves, primarily in our physical damage reserves.

Changes from historical data may reduce the predictiveness of our projected future loss costs. Internal considerations that are process-related, which generally result from changes in our claims organization's activities, include claim closure rates, the number of claims that are closed without payment, and the level of the claims representatives' estimates of the needed case reserve for each claim. These changes and their effect on the historical data are studied at the state level versus on a larger, less indicative, countrywide basis. External items considered include the litigation atmosphere, state-by-state changes in medical costs, and the availability of services to resolve claims. These also are better understood at the state level versus at a more macro, countrywide level. The actuarial staff takes these changes into consideration when making their assumptions to determine needed reserve levels.

Similar to our vehicle businesses, our actuarial staff analyzes loss and LAE data for our Commercial Lines non-vehicle business and our Property business on an accident period basis. Many of the methodologies and key parameters reviewed are similar. In addition, for Protective Insurance and our Property business, since claims adjusters primarily establish the case reserves, the actuarial staff includes expected development on case reserves as a component of the overall IBNR reserves.

Activity in the loss and LAE reserves is summarized as follows:

(millions)	2022	2021	2020
Balance at January 1	$ 26,164.1	$ 20,265.8	$ 18,105.4
Less reinsurance recoverables on unpaid losses	4,733.6	3,798.2	3,212.2
Net balance at January 1	21,430.5	16,467.6	14,893.2
Net loss and loss adjustment expense reserves acquired[1]	0	729.2	0
Total beginning reserves	21,430.5	17,196.8	14,893.2
Incurred related to:			
Current year	38,209.0	33,632.3	24,926.5
Prior years	(86.3)	(4.7)	195.3
Total incurred	38,122.7	33,627.6	25,121.8
Paid related to:			
Current year	23,542.9	20,561.1	15,584.4
Prior years	11,210.2	8,832.8	7,963.0
Total paid	34,753.1	29,393.9	23,547.4
Net balance at December 31	24,800.1	21,430.5	16,467.6
Plus reinsurance recoverables on unpaid losses	5,559.2	4,733.6	3,798.2
Balance at December 31	$ 30,359.3	$ 26,164.1	$ 20,265.8

[1]Net reserves acquired in Protective Insurance acquisition.

We experienced favorable reserve development of $86.3 million and $4.7 million in 2022 and 2021, respectively, and unfavorable development of $195.3 million in 2020, which is reflected as "Incurred related to prior years" in the table above.

<u>2022</u>

- The favorable reserve development for 2022, reflected approximately $22 million of favorable prior year reserve development that was attributable to accident year 2021, $47 million to accident year 2020, and the remainder to accident years 2019 and prior.
- Our personal auto products incurred $157 million of favorable loss and LAE reserve development, with the Agency and Direct auto businesses each contributing about half. The favorable development was primarily attributable to more subrogation and salvage recoveries and lower LAE than originally anticipated, partially offset by higher than anticipated severity and frequency of auto property damage payments on previously closed claims and late reported injury claims.
- Our Commercial Lines business experienced $82 million of unfavorable development, primarily driven by our TNC business, due to higher than anticipated severity of injury case reserves and higher than anticipated severity and frequency of late reported claims.

<u>2021</u>

- The slightly favorable reserve development for 2021, reflected approximately $140 million of favorable prior year reserve development that was attributable to accident year 2020, offset by $87 million of unfavorable development attributable to accident year 2019, with the remainder of the unfavorable development attributable to 2018 and prior accident years.
- Our personal auto products incurred $113 million of favorable loss and LAE reserve development, with about $80 million attributable to the Direct auto business, primarily attributable to revised estimates of our per claim settlement costs and fewer late reports than originally anticipated, partially offset by higher than anticipated bodily injury severity.
- Our Commercial Lines business experienced $87 million of unfavorable development, primarily due to increased injury severity and the emergence of large injury claims at rates higher than originally anticipated, primarily in Texas and Florida.
- Our Property business experienced $36 million of unfavorable development primarily due to higher than anticipated severity and claims that were previously closed being reopened in Florida.
- Our special lines products experienced $14 million of favorable development.

<u>2020</u>

- Approximately $59 million of the unfavorable prior year reserve development was attributable to accident year 2019, $107 million to accident year 2018, and the remainder to 2017 and prior accident years.
- Our personal auto products incurred about $136 million of unfavorable loss and LAE reserve development, with the Agency and Direct auto businesses each contributing about half, primarily attributable to higher than anticipated frequency of reopened personal injury protection (PIP) claims, primarily in Florida, updated estimates of our per claim settlement costs, and late reported losses occurring toward the end of 2019 but not reported until 2020, which was partially offset by higher than anticipated salvage and subrogation recoveries.
- Our Commercial Lines business experienced about $98 million of unfavorable development, primarily due to increased injury severity and the emergence of large injury claims at rates higher than originally anticipated.
- Our special lines products and Property business experienced about $25 million and $14 million, respectively, of favorable development driven by favorable case development across all products, as severity was lower than expected.

Incurred and Paid Claims Development by Accident Year

The following tables present our incurred, net of reinsurance, and paid claims development by accident year for the number of years that generally have historically represented the maximum development period for claims in any of our segment categories. The tables below include inception-to-date information for companies acquired and wholly exclude companies disposed of, rather than including information from the date of acquisition, or until the date of disposition. We believe the most meaningful presentation of claims development is through the retrospective approach by presenting all relevant historical information for all periods presented.

We have elected to present our incurred and paid claims development consistent with our GAAP reportable segments (see *Note 10 – Segment Information* for a discussion of our segment reporting), with a further disaggregation of our Personal Lines and Commercial Lines auto business claims development between liability and physical damage, since the loss patterns are significantly different between them. The

Commercial Lines other business includes Protective Insurance coverages other than liability and physical damage. Reserves for our run-off products are not considered material and, therefore, are not included in a separate claims development table.

Only 2022 is audited; all prior years are considered required supplementary information and, therefore, are unaudited. Expected development on our case reserves is excluded from the IBNR reserves on our vehicle businesses, as discussed above. For the Property business and the Commercial Lines other business, the IBNR reserves include expected case development based on the methodology used in establishing the case reserves for that segment. The cumulative number of incurred claims are based on accident coverages (e.g., bodily injury, collision, comprehensive, personal injury protection, property damage) related to opened claims. Coverage counts related to claims closed without payment are excluded from the cumulative number of incurred claims.

Personal Lines - Agency - Liability

($ in millions)

Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

						As of December 31, 2022	
Accident Year	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
	2018[1]	2019[1]	2020[1]	2021[1]	2022		
2018	$ 5,141.8	$ 5,182.1	$ 5,192.7	$ 5,238.7	$ 5,180.2	$ 0.4	856,575
2019		5,885.0	5,886.9	5,918.2	5,959.9	115.3	916,390
2020			5,433.8	5,405.4	5,385.7	135.8	756,738
2021				6,716.4	6,861.8	327.1	882,143
2022					7,076.9	1,172.6	821,852
				Total	$ 30,464.5		

Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

Accident Year	For the years ended December 31,				
	2018[1]	2019[1]	2020[1]	2021[1]	2022
2018	$ 2,378.0	$ 4,028.7	$ 4,635.0	$ 4,940.6	$ 5,084.1
2019		2,715.2	4,533.2	5,272.8	5,626.6
2020			2,383.0	4,112.2	4,796.8
2021				2,855.4	5,239.4
2022					3,018.8
				Total	$ 23,765.7
			All outstanding liabilities before 2018, net of reinsurance[1]		92.4
			Liabilities for claims and claim adjustment expenses, net of reinsurance		$ 6,791.2

[1] Required supplementary information (unaudited)

Personal Lines - Agency - Physical Damage

($ in millions)

Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

						As of December 31, 2022	
Accident Year	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
	2018[1]	2019[1]	2020[1]	2021[1]	2022		
2018	$ 2,819.0	$ 2,822.6	$ 2,821.7	$ 2,818.9	$ 2,824.2	$ (0.5)	1,695,512
2019		3,277.9	3,254.7	3,261.1	3,259.0	(9.8)	1,878,833
2020			3,328.5	3,319.8	3,327.3	(4.5)	1,784,348
2021				4,708.3	4,624.3	(12.0)	2,103,531
2022					5,429.4	(254.6)	2,006,468
				Total	$ 19,464.2		

Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

Accident Year	For the years ended December 31,				
	2018[1]	2019[1]	2020[1]	2021[1]	2022
2018	$ 2,769.1	$ 2,827.4	$ 2,819.9	$ 2,819.5	$ 2,821.2
2019		3,242.5	3,259.2	3,255.9	3,260.9
2020			3,250.1	3,322.5	3,323.0
2021				4,438.1	4,620.9
2022					5,176.2
				Total	$ 19,202.2
			All outstanding liabilities before 2018, net of reinsurance[1]		(0.5)
			Liabilities for claims and claim adjustment expenses, net of reinsurance		$ 261.5

[1] Required supplementary information (unaudited)

Personal Lines - Direct - Liability

($ in millions)

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance					As of December 31, 2022	
	For the years ended December 31,					**Total of IBNR Liabilities Plus Expected Development on Reported Claims**	**Cumulative Number of Incurred Claim Counts**
Accident Year	**2018**[1]	**2019**[1]	**2020**[1]	**2021**[1]	**2022**		
2018	$ 4,904.8	$ 4,980.9	$ 5,003.2	$ 5,052.5	$ 5,003.2	$ 0.5	871,247
2019		5,756.5	5,811.7	5,837.9	5,870.0	95.6	957,707
2020			5,356.9	5,322.7	5,301.5	125.5	789,775
2021				6,964.7	7,180.3	318.2	976,925
2022					7,563.4	1,173.0	951,894
				Total	$ 30,918.4		

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance				
	For the years ended December 31,				
Accident Year	**2018**[1]	**2019**[1]	**2020**[1]	**2021**[1]	**2022**
2018	$ 2,235.1	$ 3,863.5	$ 4,481.7	$ 4,787.7	$ 4,919.5
2019		2,630.3	4,452.5	5,218.8	5,568.8
2020			2,301.3	4,018.7	4,721.4
2021				2,915.0	5,460.5
2022					3,131.8
				Total	$ 23,802.0
			All outstanding liabilities before 2018, net of reinsurance[1]		70.8
			Liabilities for claims and claim adjustment expenses, net of reinsurance	$	7,187.2

[1] Required supplementary information (unaudited)

Personal Lines - Direct - Physical Damage

($ in millions)

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance					As of December 31, 2022	
	For the years ended December 31,					**Total of IBNR Liabilities Plus Expected Development on Reported Claims**	**Cumulative Number of Incurred Claim Counts**
Accident Year	**2018**[1]	**2019**[1]	**2020**[1]	**2021**[1]	**2022**		
2018	$ 3,202.3	$ 3,181.9	$ 3,182.0	$ 3,179.3	$ 3,186.4	$ 0.9	2,070,287
2019		3,787.9	3,737.8	3,749.6	3,747.9	(9.8)	2,272,135
2020			3,775.6	3,753.3	3,765.9	(6.8)	2,138,359
2021				5,752.3	5,568.2	(30.1)	2,600,641
2022					6,613.3	(398.9)	2,602,301
				Total	$ 22,881.7		

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance				
	For the years ended December 31,				
Accident Year	**2018**[1]	**2019**[1]	**2020**[1]	**2021**[1]	**2022**
2018	$ 3,170.0	$ 3,193.8	$ 3,183.0	$ 3,182.6	$ 3,183.1
2019		3,782.6	3,751.3	3,746.8	3,750.9
2020			3,720.0	3,765.9	3,762.2
2021				5,421.9	5,578.7
2022					6,325.7
				Total	$ 22,600.6
			All outstanding liabilities before 2018, net of reinsurance[1]		3.6
			Liabilities for claims and claim adjustment expenses, net of reinsurance	$	284.7

[1] Required supplementary information (unaudited)

Commercial Lines - Liability

($ in millions)

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance					As of December 31, 2022	
	For the years ended December 31,						
Accident Year	2018[1]	2019[1]	2020[1]	2021[1]	2022	Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
2018	$ 1,880.4	$ 1,913.7	$ 1,976.2	$ 1,971.4	$ 1,966.0	$ 6.1	119,869
2019		2,301.1	2,370.9	2,426.3	2,434.4	50.9	136,232
2020			2,335.7	2,388.8	2,418.9	91.6	117,890
2021				3,446.6	3,527.3	268.2	155,226
2022					4,526.1	892.9	186,665
				Total	$ 14,872.7		

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance				
	For the years ended December 31,				
Accident Year	2018[1]	2019[1]	2020[1]	2021[1]	2022
2018	$ 401.4	$ 979.9	$ 1,392.3	$ 1,666.8	$ 1,818.0
2019		474.8	1,184.4	1,684.5	2,037.5
2020			440.8	1,110.4	1,628.9
2021				573.6	1,545.9
2022					749.2
				Total	$ 7,779.5
	All outstanding liabilities before 2018, net of reinsurance[1]				83.8
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$ 7,177.0

[1] Required supplementary information (unaudited)

Commercial Lines - Physical Damage

($ in millions)

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance					As of December 31, 2022	
	For the years ended December 31,						
Accident Year	2018[1]	2019[1]	2020[1]	2021[1]	2022	Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
2018	$ 528.7	$ 528.3	$ 526.3	$ 525.6	$ 525.6	$ 0	93,304
2019		633.1	628.3	626.6	625.9	(1.4)	99,494
2020			631.8	624.9	622.0	(1.6)	99,578
2021				920.9	909.8	(5.5)	121,853
2022					1,314.9	(13.8)	152,929
				Total	$ 3,998.2		

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance				
	For the years ended December 31,				
Accident Year	2018[1]	2019[1]	2020[1]	2021[1]	2022
2018	$ 467.6	$ 524.8	$ 524.9	$ 525.4	$ 525.0
2019		561.1	625.1	624.8	625.3
2020			540.6	621.8	620.4
2021				764.2	903.1
2022					1,114.0
				Total	$ 3,787.8
	All outstanding liabilities before 2018, net of reinsurance[1]				0.8
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$ 211.2

[1] Required supplementary information (unaudited)

Commercial Lines - Other

($ in millions)

<table>
<tr><td colspan="11"></td><td align="center">As of
December 31, 2022</td><td></td></tr>
<tr><td colspan="11">Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance</td><td></td><td></td></tr>
</table>

	For the years ended December 31,										Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2013[1]	2014[1]	2015[1]	2016[1]	2017[1]	2018[1]	2019[1]	2020[1]	2021[1]	2022		
2013	$66.4	$68.1	$65.3	$75.4	$81.6	$77.9	$78.9	$78.9	$ 78.9	$ 79.4	$ 4.3	8,981
2014		74.9	70.0	68.3	70.5	70.7	69.4	70.7	70.9	70.4	3.5	9,226
2015			51.2	45.4	46.1	48.3	47.0	44.8	45.1	44.6	3.5	9,525
2016				51.8	43.3	41.0	41.5	40.2	40.1	40.0	3.0	7,647
2017					62.6	54.6	51.1	48.8	46.2	48.0	4.6	17,675
2018						81.5	81.3	76.7	77.0	76.5	7.6	15,440
2019							80.7	83.1	85.4	88.3	12.8	10,664
2020								75.0	80.7	81.9	17.7	9,437
2021									84.1	87.3	30.6	9,264
2022										84.0	43.0	6,974
									Total	$ 700.4		

Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

	For the years ended December 31,									
Accident Year	2013[1]	2014[1]	2015[1]	2016[1]	2017[1]	2018[1]	2019[1]	2020[1]	2021[1]	2022
2013	$13.7	$30.6	$43.6	$55.6	$61.9	$66.9	$68.9	$70.8	$ 71.7	$ 72.9
2014		18.6	33.9	44.3	51.1	56.9	59.0	61.1	64.2	65.0
2015			6.5	18.1	26.5	30.9	33.9	36.1	37.1	37.8
2016				8.5	20.9	27.0	30.6	32.7	33.8	35.0
2017					9.6	24.4	30.8	34.5	36.9	39.7
2018						17.6	39.6	49.5	56.7	61.7
2019							20.0	42.4	56.0	64.6
2020								15.8	38.6	52.2
2021									16.9	39.6
2022										18.4
									Total	$ 486.9
				All outstanding liabilities before 2013, net of reinsurance[1]						29.0
				Liabilities for claims and claim adjustment expenses, net of reinsurance						$ 242.5

[1] Required supplementary information (unaudited)

Property Business
($ in millions)

| | Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance | | | | | As of December 31, 2022 | |

	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2018[1]	2019[1]	2020[1]	2021[1]	2022		
2018	$ 839.0	$ 845.2	$ 845.4	$ 846.5	$ 848.0	$ 9.4	63,814
2019		971.7	965.2	962.8	965.8	0.6	73,056
2020			1,223.5	1,246.8	1,260.9	23.6	88,680
2021				1,539.6	1,516.3	77.9	89,348
2022					1,664.6	403.8	82,748
				Total	$ 6,255.6		

Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

	For the years ended December 31,				
Accident Year	2018[1]	2019[1]	2020[1]	2021[1]	2022
2018	$ 595.9	$ 781.2	$ 812.6	$ 826.6	$ 834.1
2019		708.0	930.4	950.5	959.3
2020			832.5	1,141.2	1,210.7
2021				1,035.4	1,374.5
2022					1,041.7
				Total	$ 5,420.3
	All outstanding liabilities before 2018, net of reinsurance[1]				4.4
	Liabilities for claims and claim adjustment expenses, net of reinsurance			$	839.7

[1] Required supplementary information (unaudited)

The following table reconciles the net incurred and paid claims development tables to the liability for claims and claim adjustment expenses:

(millions)	2022	2021
Net outstanding liabilities		
Personal Lines		
Agency, Liability	$ 6,791.2	$ 6,274.3
Agency, Physical Damage	261.5	277.6
Direct, Liability	7,187.2	6,373.2
Direct, Physical Damage	284.7	322.3
Commercial Lines		
Liability	7,177.0	5,381.1
Physical Damage	211.2	163.5
Other	242.5	229.8
Property	839.7	650.5
Other business	108.9	62.6
Liabilities for unpaid claims and claim adjustment expenses, net of reinsurance	23,103.9	19,734.9
Reinsurance recoverables on unpaid claims		
Personal Lines		
Agency, Liability	894.1	916.9
Agency, Physical Damage	0	0
Direct, Liability	1,485.4	1,472.7
Direct, Physical Damage	0	0
Commercial Lines		
Liability	1,273.7	1,266.4
Physical Damage	0.5	2.4
Other	204.6	202.0
Property	1,068.1	370.0
Other business	559.0	463.8
Total reinsurance recoverables on unpaid claims	5,485.4	4,694.2
Unallocated claims adjustment expense related to:		
Liabilities for unpaid claims and claim adjustment expenses, net of reinsurance	1,696.2	1,695.6
Reinsurance recoverables on unpaid claims	73.8	39.4
Total gross liability for unpaid claims and claim adjustment expense	$ 30,359.3	$ 26,164.1

The following table shows the average historical claims duration as of December 31, 2022:

(Required Supplementary Information - Unaudited)

Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance	Years				
	1	2	3	4	5
Personal Lines					
Agency, Liability	43.8%	32.4%	12.3%	5.9%	2.8%
Agency, Physical Damage	97.0	2.4	(0.1)	0.1	0.1
Direct, Liability	42.7	33.0	12.9	6.0	2.6
Direct, Physical Damage	98.0	1.2	(0.2)	0.1	0
Commercial Lines					
Liability	17.7	28.3	21.0	14.3	7.7
Physical Damage	86.2	12.7	(0.1)	0.1	(0.1)
Other	20.8	26.1	15.4	10.4	6.9
Property	67.4	23.0	3.9	1.3	0.9

7. REINSURANCE

The effect of reinsurance on premiums written and earned for the years ended December 31, was as follows:

(millions)	2022 Written	2022 Earned	2021 Written	2021 Earned	2020 Written	2020 Earned
Direct premiums	$ 52,335.6	$ 50,650.2	$ 48,129.6	$ 46,018.6	$ 41,736.4	$ 40,687.7
Ceded premiums:						
Regulated	(621.5)	(674.8)	(674.5)	(650.2)	(648.2)	(686.5)
Non-Regulated	(633.0)	(734.2)	(1,049.9)	(999.7)	(519.5)	(739.6)
Total ceded premiums	(1,254.5)	(1,409.0)	(1,724.4)	(1,649.9)	(1,167.7)	(1,426.1)
Net premiums	$ 51,081.1	$ 49,241.2	$ 46,405.2	$ 44,368.7	$ 40,568.7	$ 39,261.6

Regulated refers to federal or state run plans and primarily includes the following:
- Federal reinsurance plan
  - National Flood Insurance Program (NFIP)
- State-provided reinsurance facilities
  - Michigan Catastrophic Claims Association (MCCA)
  - North Carolina Reinsurance Facility (NCRF)
  - Florida Hurricane Catastrophe Fund (FHCF)
- State-mandated involuntary plans
  - Commercial Automobile Insurance Procedures/Plans (CAIP)

Non-Regulated represents voluntary external reinsurance contracts entered into by the company. These include amounts ceded on our Commercial Lines business primarily related to the TNC business, workers' compensation, and fleet trucking, which are all ceded under quota-share reinsurance agreements.

Amounts ceded on our Property business are primarily multi-year catastrophic excess of loss and aggregate excess of loss agreements.

Non-Regulated ceded written and earned premiums decreased in 2022, primarily resulting from changes in the reinsurance structure of certain TNC products during the year, under which we wrote less direct premiums and ceded less premiums than in the prior year. The increased ceded written and earned premiums in 2021 was primarily due to an increase in the number of miles driven (the basis for TNC premiums) resulting from the lifting of pandemic-related restrictions that were in place in 2020, and the acquisition of Protective Insurance, which cedes premiums on its workers' compensation and fleet trucking policies.

Our reinsurance recoverables and prepaid reinsurance premiums were comprised of the following at December 31:

($ in millions)	Reinsurance Recoverables 2022		Reinsurance Recoverables 2021		Prepaid Reinsurance Premiums 2022		Prepaid Reinsurance Premiums 2021	
Regulated:								
MCCA	$ 2,332.3	40%	$ 2,364.0	47%	$ 26.4	9%	$ 26.7	6%
CAIP	626.8	11	529.0	11	50.4	17	111.2	24
FHCF	437.3	7	81.3	2	0	0	0	0
NFIP	215.4	4	13.9	0	60.1	20	62.4	14
NCRF	143.2	2	118.7	2	54.5	18	44.4	10
Other	2.9	0	2.2	0	1.5	1	1.4	0
Total Regulated	3,757.9	64	3,109.1	62	192.9	65	246.1	54
Non-Regulated:								
Commercial Lines	1,544.3	27	1,518.4	31	91.0	31	198.2	43
Property	524.4	9	345.8	7	11.6	4	13.3	3
Other	5.5	0	7.2	0	0	0	0	0
Total Non-Regulated	2,074.2	36	1,871.4	38	102.6	35	211.5	46
Total	$ 5,832.1	100%	$ 4,980.5	100%	$ 295.5	100%	$ 457.6	100%

Reinsurance contracts do not relieve us from our obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to us. Our exposure to losses from the failure of Regulated plans is minimal, since these plans are funded by the federal government or by mechanisms supported by insurance companies in applicable states. We evaluate the financial condition of our other reinsurers and monitor concentrations of credit risk to minimize our exposure to significant losses from reinsurer insolvencies.

As a result of Hurricane Ian, we incurred losses and allocated loss adjustment expenses that were in excess of the retention layer under our Property excess of loss per occurrence reinsurance program, which were the primary contributors to the increase in the FHCF, NFIP, and Property business reinsurance recoverables in 2022.

The decrease in our prepaid reinsurance premiums in 2022 primarily reflects the decrease in TNC ceded premiums, as discussed above, and the expiration of our service contract to act as a servicing agent for CAIP, which we did not renew.

We routinely monitor changes in the credit quality and concentration risks of the reinsurers who are counterparties to our reinsurance recoverables to determine if an allowance for credit losses should be established. For at-risk uncollateralized recoverable balances, we evaluate a number of reinsurer specific factors, including reinsurer credit quality rating, credit rating outlook, historical experience, reinsurer surplus, recoverable duration, and collateralization composition in respect to our net exposure (i.e., the reinsurance recoverable amount less premiums payable to the reinsurer, where the right to offset exists). At December 31, 2022 and 2021, the allowance for credit losses related to these contracts was not material to our financial condition or results of operations.

8. STATUTORY FINANCIAL INFORMATION

Consolidated statutory surplus was $17,879.9 million and $16,423.7 million at December 31, 2022 and 2021, respectively. Statutory net income was $2,763.5 million, $2,283.9 million, and $4,911.4 million for the years ended December 31, 2022, 2021, and 2020, respectively.

At December 31, 2022, $1,426.0 million of consolidated statutory surplus represented net admitted assets of our insurance subsidiaries and affiliates that are required to meet minimum statutory surplus requirements in such entities' states of domicile. The companies may be licensed in states other than their states of domicile, which may have higher minimum statutory surplus requirements. Generally, the net admitted assets of insurance companies that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the companies are licensed.

During 2022, the insurance subsidiaries paid aggregate cash dividends of $541.7 million to their parent company. Based on the dividend laws currently in effect, the insurance subsidiaries could pay aggregate dividends of $2,948.7 million in 2023 without prior approval from regulatory authorities, provided the dividend payments are not made within 12 months of previous dividends paid by the applicable subsidiary.

9. EMPLOYEE BENEFIT PLANS

Retirement Plans Progressive has a defined contribution pension plan (401(k) Plan) that covers employees who have been employed with the company for at least 30 days. Under Progressive's 401(k) Plan, we match up to a maximum of 6% of an employee's eligible compensation contributed to the plan, with employees vesting in the company match after providing two years of service. Employee and company matching contributions are invested, at the direction of the employee, in a number of investment options available under the plan, including various mutual funds, a self-directed brokerage option, and a Progressive common stock fund.

Progressive's common stock fund is an employee stock ownership program (ESOP) within the 401(k) Plan. At December 31, 2022, the ESOP held 19.3 million of our common shares, all of which are included in shares outstanding. Dividends on these shares are reinvested in common shares or paid out in cash, at the election of the participant, and the related tax benefit is recorded as part of our tax provision. Matching contributions to the 401(k) Plan for the years ended December 31, 2022, 2021, and 2020 were $179.9 million, $159.2 million, and $131.2 million, respectively.

Postemployment Benefits Progressive provides various postemployment benefits to former or inactive employees who meet eligibility requirements and to their beneficiaries and covered dependents. Postemployment benefits include salary continuation and disability-related benefits, including workers' compensation and, if elected, continuation of health-care benefits for specified limited periods. The liability for these benefits was $19.6 million and $22.3 million at December 31, 2022 and 2021, respectively.

Incentive Compensation Plans – Employees
Progressive's incentive compensation programs include both non-equity incentive plans (cash) and equity incentive plans. Progressive's cash incentive compensation includes an annual cash incentive program (i.e., Gainshare Program) for virtually all employees. Progressive's equity incentive compensation plans provide for the granting of restricted stock unit awards to key members of management.

The amounts charged to expense for incentive compensation plans for the years ended December 31, were:

(millions)	2022		2021		2020	
	Pretax	After Tax	Pretax	After Tax	Pretax	After Tax
Non-equity incentive plans – cash	$ 380.8	$ 300.8	$ 619.3	$ 489.2	$ 688.8	$ 544.2
Equity incentive plans[1]	122.7	106.7	100.7	86.6	89.4	77.3

[1] After-tax amounts differ from the statutory rate of 21% due to the expected disallowance of certain executive compensation deductions.

Under Progressive's 2015 Equity Incentive Plan, which provides for the granting of equity-based compensation to officers and other key employees, 17.0 million shares, in the aggregate, were authorized for issuance.

The restricted equity awards are issued as either time-based or performance-based awards. Generally, equity awards are expensed pro rata over their respective vesting periods, based on the market value of the awards at the time of grant, with accelerated expense for participants who satisfy qualified retirement eligibility. The time-based awards vest in equal installments upon the lapse of specified periods of time, typically three, four, and five years, subject to the retirement provisions of the applicable award agreements.

Performance-based awards that contain variable vesting criteria are expensed based on management's expectation of the percentage of the award, if any, that will ultimately vest. These estimates can change periodically throughout the measurement period. Vesting of performance-based awards is contingent upon the achievement of predetermined performance goals within specified time periods.

The performance-based awards were granted to executives and other senior managers in 2022, in addition to their time-based awards, to provide additional incentive to achieve pre-established profitability and growth targets or relative investment performance. The targets for the performance-based awards, as well as the number of units that ultimately may vest, vary by grant.

The following performance-based equity awards were outstanding at December 31, 2022:

Performance Measurement	Year(s) of Grant	Vesting range (as a percentage of target)
Growth of our personal auto and commercial auto businesses and homeowners multi-peril business, each compared to its respective market	2020-2022	0-250%
Investment results relative to peer group	2020-2022	0-200%

All restricted equity awards are settled at or after vesting in Progressive common shares from existing treasury shares on a one-to-one basis.

A summary of all employee restricted equity award activity during the years ended December 31, follows:

| Restricted Equity Awards | 2022 | | 2021 | | 2020 | |
	Number of Shares[1]	Weighted Average Grant Date Fair Value	Number of Shares[1]	Weighted Average Grant Date Fair Value	Number of Shares[1]	Weighted Average Grant Date Fair Value
Beginning of year	3,539,022	$ 67.24	3,570,271	$ 57.68	3,879,077	$ 48.28
Add (deduct):						
Granted[2]	1,154,838	96.54	1,476,802	70.11	1,629,534	55.28
Vested	(1,378,070)	57.79	(1,452,353)	46.88	(1,861,442)	36.19
Forfeited	(117,640)	72.44	(55,698)	60.81	(76,898)	52.79
End of year[3,4]	3,198,150	$ 81.71	3,539,022	$ 67.24	3,570,271	$ 57.68

[1] Includes restricted stock units. All performance-based awards are included at their target amounts.

[2] We reinvest dividend equivalents on restricted stock units. For 2022, 2021, and 2020, the number of units "granted" shown in the table above includes 44,327, 237,582, and 144,389 of dividend equivalent units, respectively, at a weighted average grant date fair value of $0, since the dividends were factored into the grant date fair value of the original grant.

[3] At December 31, 2022, the number of shares included 669,797 performance-based units at their target amounts. We expect 1,495,627 units to vest based upon our current estimates of the likelihood of achieving the predetermined performance goals applicable to each award.

[4] At December 31, 2022, the total unrecognized compensation cost related to unvested equity awards was $92.2 million, which includes performance-based awards at their currently estimated vesting value. This compensation expense will be recognized into the consolidated statements of comprehensive income over the weighted average vesting period of 2.2 years.

The aggregate fair value of the restricted equity awards that vested during the years ended December 31, 2022, 2021, and 2020, was $154.4 million, $139.1 million, and $148.9 million, respectively, based on the actual stock price on the applicable vesting date.

Incentive Compensation Plans – Directors
Progressive's Amended and Restated 2017 Directors Equity Incentive Plan, which was approved by shareholders in 2022, provides for the granting of equity-based awards, including restricted stock awards, to non-employee directors. Under the amended and restated plan, an additional 150,000 shares are eligible to be granted, bringing the total authorized shares under the directors plan to 650,000 shares.

The Progressive Corporation permits each non-employee director to indicate a preference to receive either 100% of their compensation in the form of a restricted stock award or 60% in the form of a restricted stock award and 40% in the form of cash. If the director does not state a preference, it is presumed that they preferred to receive 100% of their compensation in the form of restricted stock. After considering such preferences, the Compensation Committee of the Board of Directors determines the awards (restricted stock, or restricted stock and cash) for each non-employee director.

The restricted stock awards are issued as time-based awards. The vesting period (i.e., requisite service period) is typically 11 months from the date of each grant. To the extent a director is newly appointed during the year, or a director's committee assignments change, the vesting period may be shorter. Both the restricted stock awards and cash, if elected, are expensed pro rata over their respective vesting periods based on the market value of the awards at the time of grant.

A summary of all directors' restricted stock activity during the years ended December 31, follows:

| Restricted Stock | 2022 | | 2021 | | 2020 | |
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Beginning of year	29,206	$ 105.16	39,403	$ 74.77	38,451	$ 73.43
Add (deduct):						
Granted	30,439	109.75	29,206	105.16	39,403	74.77
Vested	(29,206)	105.16	(39,403)	74.77	(38,451)	73.43
End of year[1]	30,439	$ 109.75	29,206	$ 105.16	39,403	$ 74.77

[1] At December 31, 2022, 2021, and 2020, the remaining unrecognized compensation cost related to restricted stock awards was $1.0 million, $0.9 million, and $0.9 million, respectively.

The aggregate fair value of the restricted stock vested during the years ended December 31, 2022, 2021, and 2020, was $3.4 million, $3.8 million, and $3.0 million, respectively, based on the actual stock price at time of vesting.

Deferred Compensation The Progressive Corporation Executive Deferred Compensation Plan (Deferral Plan) permits eligible Progressive executives to defer receipt of some or all of their annual cash incentive payments and all of their annual equity awards. Deferred cash compensation is deemed invested in one or more investment funds, including Progressive common shares, offered under the Deferral Plan and elected by the participant. All Deferral Plan distributions attributable to deferred cash compensation will be paid in cash.

For all equity awards granted in or after March 2005, and deferred pursuant to the Deferral Plan, the deferred amounts are deemed invested in our common shares and are ineligible for transfer to other investment funds in the Deferral Plan; distributions of these deferred awards will be made in Progressive common shares.

For all restricted stock awards granted prior to that date, the deferred amounts are eligible to be transferred to any of the investment funds in the Deferral Plan; distributions of these deferred awards will be made in cash. We reserved 11.1 million of our common shares for issuance under the Deferral Plan.

An irrevocable grantor trust has been established to provide a source of funds to assist us in meeting our liabilities under the Deferral Plan. The Deferral Plan Irrevocable Grantor Trust account held the following assets at December 31:

(millions)	2022	2021
Progressive common shares[1]	$ 131.0	$ 137.1
Other investment funds[2]	150.4	189.1
Total	$ 281.4	$ 326.2

[1] Included 2.0 million and 2.4 million common shares as of December 31, 2022 and 2021, respectively, to be distributed in common shares, and are reported at grant date fair value.
[2] Amount is included in other assets on the consolidated balance sheets.

10. SEGMENT INFORMATION

We write personal and commercial auto insurance, personal residential and commercial property insurance, workers' compensation insurance, general liability insurance, and other specialty property-casualty insurance and provide related services.

We report our operating segments based on product. Our segments include Personal Lines, Commercial Lines, and Property.

Our Personal Lines segment writes insurance for personal autos and recreational vehicles (our special lines products). The Personal Lines segment is comprised of both the Agency and Direct businesses. The Agency business includes business written by our network of more than 40,000 independent insurance agencies, including brokerages in New York and California, and strategic alliance business relationships (including other insurance companies, financial institutions, and national agencies). The Direct business includes business written directly by us online, through the Progressive mobile app, or by phone. We operate our Personal Lines segment throughout the United States.

Our Commercial Lines segment writes auto-related liability and physical damage insurance, business-related general liability and property insurance predominately for small businesses, and workers' compensation insurance primarily for the transportation industry.

This segment operates throughout the United States and is distributed through both the independent agency, including brokerages, and direct channels.

Our Property segment writes residential property insurance for homeowners, other property owners, and renters through both the independent agency and direct channel, and writes flood insurance through the "Write Your Own" program for the National Flood Insurance Program, through the agency channel. Our Property segment operates throughout the majority of the United States.

Our service businesses provide insurance-related services, including serving as an agent for homeowners, general liability, and workers' compensation insurance, among other products, through programs in our direct Personal Lines and Commercial Lines businesses. In 2022, our service contract to act as a servicing agent for CAIP expired and we did not renew the contract.

We evaluate segment profitability based on pretax underwriting profit (loss). Pretax underwriting profit (loss) is calculated as net premiums earned plus fees and other revenues, less: (i) losses and loss adjustment expenses; (ii) policy acquisition costs; (iii) other underwriting expenses; and (iv) policyholder credit expense. Service business pretax profit (loss) is the difference between service business revenues and service business expenses.

Assets and income taxes are not allocated to operating segments, as such allocation would be impractical. Expense allocations are based on certain assumptions and estimates primarily related to revenue and volume; stated segment operating results would change if different methods were applied. We also do not separately identify depreciation expense by segment. Companywide depreciation expense was $305.6 million in 2022, $279.7 million in 2021, and $274.9 million in 2020. The accounting policies of the operating segments are the same as those described in *Note 1 – Reporting and Accounting Policies*.

Following are the operating results for the years ended December 31:

(millions)	2022 Revenues	2022 Pretax Profit (Loss)	2021 Revenues	2021 Pretax Profit (Loss)	2020 Revenues	2020 Pretax Profit (Loss)
Personal Lines						
Agency	$ 17,744.7	$ 734.1	$ 16,881.0	$ 992.1	$ 15,789.5	$ 2,236.5
Direct	20,135.5	769.4	18,492.3	619.2	16,830.6	2,076.5
Total Personal Lines[1]	37,880.2	1,503.5	35,373.3	1,611.3	32,620.1	4,313.0
Commercial Lines	9,088.3	810.3	6,945.2	767.8	4,875.8	634.8
Property[2]	2,270.0	(238.4)	2,042.5	(312.3)	1,765.7	(125.1)
Other indemnity[3]	2.7	(11.4)	7.7	(1.4)	0	0
Total underwriting operations	49,241.2	2,064.0	44,368.7	2,065.4	39,261.6	4,822.7
Fees and other revenues[4]	722.1	NA	691.8	NA	603.5	NA
Service businesses	299.3	2.6	271.4	18.6	226.4	20.9
Investments[5]	(651.9)	(676.2)	2,370.1	2,344.6	2,566.6	2,546.6
Interest expense	NA	(243.5)	NA	(218.6)	NA	(217.0)
Property - Goodwill impairment[2]	NA	(224.8)	NA	0	NA	0
Consolidated total	$ 49,610.7	$ 922.1	$ 47,702.0	$ 4,210.0	$ 42,658.1	$ 7,173.2

NA = Not applicable

[1] Personal auto insurance accounted for 94% of the total Personal Lines segment net premiums earned in 2022, 2021, and 2020; insurance for our special lines products (e.g., motorcycles, RVs, watercraft, and snowmobiles) accounted for the balance of the Personal Lines net premiums earned.

[2] The total pretax loss, including goodwill impairment, for the Property segment was $463.2 million for 2022. During 2022, 2021, and 2020, pretax profit (loss) also included $29.1 million, $56.6 million, and $56.9 million, respectively, of amortization expense predominately associated with intangible assets attributable to our Property segment. See *Note 15 – Goodwill and Intangible Assets* for further discussion.

[3] Includes other underwriting business and run-off operations.

[4] Pretax profit (loss) for fees and other revenues is allocated to operating segments based on revenue.

[5] Revenues represent recurring investment income and total net realized gains (losses) on securities; pretax profit (loss) is net of investment expenses.

Our management uses underwriting margin and combined ratio as primary measures of underwriting profitability, as defined above. The underwriting margin is the pretax underwriting profit (loss) expressed as a percentage of net premiums earned (i.e., revenues from underwriting operations). Combined ratio is the complement of the underwriting margin. Following are the underwriting margins and combined ratios for our underwriting operations for the years ended December 31:

	2022 Underwriting Margin	2022 Combined Ratio	2021 Underwriting Margin	2021 Combined Ratio	2020 Underwriting Margin	2020 Combined Ratio
Personal Lines						
Agency	4.1%	95.9	5.9%	94.1	14.2%	85.8
Direct	3.8	96.2	3.4	96.6	12.3	87.7
Total Personal Lines	4.0	96.0	4.6	95.4	13.2	86.8
Commercial Lines	8.9	91.1	11.1	88.9	13.0	87.0
Property[1]	(10.5)	110.5	(15.3)	115.3	(7.1)	107.1
Total underwriting operations	4.2	95.8	4.7	95.3	12.3	87.7

[1] Included in 2022, 2021, and 2020, are 1.3 points, 2.8 points, and 3.2 points, respectively, of amortization expense associated with intangible assets.

11. OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income (loss), including reclassification adjustments by income statement line item, for the years ended December 31, were as follows:

(millions)	Pretax total accumulated other comprehensive income (loss)	Total tax (provision) benefit	After tax total accumulated other comprehensive income (loss)	Components of Changes in Accumulated Other Comprehensive Income (after tax)		
				Total net unrealized gains (losses) on securities	Net unrealized gains (losses) on forecasted transactions	Foreign currency translation adjustment
Balance at December 31, 2021	$ 52.3	$ (11.6)	$ 40.7	$ 56.2	$ (14.9)	$ (0.6)
Other comprehensive income (loss) before reclassifications:						
Investment securities	(4,168.4)	878.7	(3,289.7)	(3,289.7)	0	0
Foreign currency translation adjustment	(0.7)	0.1	(0.6)	0	0	(0.6)
Total other comprehensive income (loss) before reclassifications	(4,169.1)	878.8	(3,290.3)	(3,289.7)	0	(0.6)
Less: Reclassification adjustment for amounts realized in net income by income statement line item:						
Net realized gains (losses) on securities	(559.4)	112.2	(447.2)	(447.2)	0	0
Interest expense	(0.5)	0.1	(0.4)	0	(0.4)	0
Total reclassification adjustment for amounts realized in net income	(559.9)	112.3	(447.6)	(447.2)	(0.4)	0
Total other comprehensive income (loss)	(3,609.2)	766.5	(2,842.7)	(2,842.5)	0.4	(0.6)
Balance at December 31, 2022	$ (3,556.9)	$ 754.9	$ (2,802.0)	$ (2,786.3)	$ (14.5)	$ (1.2)

(millions)	Pretax total accumulated other comprehensive income (loss)	Total tax (provision) benefit	After tax total accumulated other comprehensive income (loss)	Components of Changes in Accumulated Other Comprehensive Income (after tax)		
				Total net unrealized gains (losses) on securities	Net unrealized gains (losses) on forecasted transactions	Foreign currency translation adjustment
Balance at December 31, 2020	$ 1,187.4	$ (255.7)	$ 931.7	$ 947.3	$ (15.6)	$ 0
Other comprehensive income (loss) before reclassifications:						
Investment securities	(892.4)	193.0	(699.4)	(699.4)	0	0
Foreign currency translation adjustment	(0.8)	0.2	(0.6)	0	0	(0.6)
Total other comprehensive income (loss) before reclassifications	(893.2)	193.2	(700.0)	(699.4)	0	(0.6)
Less: Reclassification adjustment for amounts realized in net income by income statement line item:						
Net realized gains (losses) on securities	242.8	(51.1)	191.7	191.7	0	0
Interest expense	(0.9)	0.2	(0.7)	0	(0.7)	0
Total reclassification adjustment for amounts realized in net income	241.9	(50.9)	191.0	191.7	(0.7)	0
Total other comprehensive income (loss)	(1,135.1)	244.1	(891.0)	(891.1)	0.7	(0.6)
Balance at December 31, 2021	$ 52.3	$ (11.6)	$ 40.7	$ 56.2	$ (14.9)	$ (0.6)

(millions)	Pretax total accumulated other comprehensive income (loss)	Total tax (provision) benefit	After tax total accumulated other comprehensive income (loss)	Total net unrealized gains (losses) on securities	Net unrealized gains (losses) on forecasted transactions	Foreign currency translation adjustment
				Components of Changes in Accumulated Other Comprehensive Income (after tax)		
Balance at December 31, 2019	$ 439.1	$ (94.7)	$ 344.4	$ 360.8	$ (16.4)	$ 0
Other comprehensive income (loss) before reclassifications:						
Investment securities	1,557.2	(306.1)	1,251.1	1,251.1	0	0
Total other comprehensive income (loss) before reclassifications	1,557.2	(306.1)	1,251.1	1,251.1	0	0
Less: Reclassification adjustment for amounts realized in net income by income statement line item:						
Net realized gains (losses) on securities	810.0	(145.4)	664.6	664.6	0	0
Interest expense	(1.1)	0.3	(0.8)	0	(0.8)	0
Total reclassification adjustment for amounts realized in net income	808.9	(145.1)	663.8	664.6	(0.8)	0
Total other comprehensive income (loss)	748.3	(161.0)	587.3	586.5	0.8	0
Balance at December 31, 2020	$ 1,187.4	$ (255.7)	$ 931.7	$ 947.3	$ (15.6)	$ 0

In an effort to manage interest rate risk, we entered into forecasted transactions on Progressive's debt issuances. During the next 12 months, we expect to reclassify $0.5 million (pretax) into interest expense, related to net unrealized losses on forecasted transactions (see *Note 4 – Debt* for further discussion).

12. LITIGATION

The Progressive Corporation and/or its insurance subsidiaries are named as defendants in various lawsuits arising out of claims made under insurance policies written by our insurance subsidiaries in the ordinary course of business. We consider all legal actions relating to such claims in establishing our loss and loss adjustment expense reserves.

In addition, The Progressive Corporation and/or its insurance subsidiaries are named as defendants in a number of class action or individual lawsuits that challenge certain of the operations of the subsidiaries.

We describe litigation contingencies for which a loss is probable. In addition, we establish accruals for these lawsuits when we can reasonably estimate potential loss exposure, which may include a range of loss, and we will disclose such amount or range of loss if material. As to lawsuits for which the loss is considered probable but not estimable, we do not establish an accrual. Nevertheless, we continue to evaluate this pending litigation to determine if any losses not deemed probable and estimable become so, at which point we would establish an accrual at our best estimate of the loss or range of loss. We also describe litigation contingencies for which a loss is reasonably possible (but not probable). When disclosing reasonably possible litigation contingencies, we will disclose the amount or range of possible loss, if we are able to make that determination and if material. We review all reasonably possible losses on an ongoing basis to determine whether the likelihood of incurring a loss has become probable, or whether the circumstances have changed such that we may now reasonably estimate a range of loss.

We may also be exposed to litigation contingencies that are remote. Remote litigation contingencies are those for which the likelihood of a loss is slight at the balance sheet date. We do not disclose, or establish accruals for, remote litigation contingencies, but we evaluate these contingencies on an ongoing basis to determine whether the likelihood of a loss has increased.

Each year, certain of our pending litigation matters may be brought to conclusion. For cases that have settled, but for which settlement is not complete, an accrual is established at our best estimate of the loss exposure. We regularly review these and other accruals to ensure they are adequate.

Settlements that are complete are fully reflected in our financial statements. The amounts accrued and/or paid for settlements during the periods presented were not material to our consolidated financial condition, cash flows, or results of operations.

The pending lawsuits summarized below are in various stages of development, and the outcomes are uncertain until final disposition or, if probable and estimable, are accrued and immaterial as of December 31, 2022. At period end, except to the extent an immaterial accrual has been established, we do not consider the losses from these pending cases to be both probable and estimable, and we are unable to estimate a range of loss at this time. It is not possible to determine loss exposure for a number of reasons, including, without limitation, one or more of the following:

- liability appears to be remote;
- putative class action lawsuits generally pose immaterial exposure until a class is actually certified, which, historically, has not been granted by courts in the vast majority of our cases in which class certification has been sought;
- even certified class action lawsuits are subject to decertification, denial of liability and/or appeal;
- class definitions are often indefinite and preclude detailed exposure analysis; and
- complaints rarely state an amount sought as relief, and when such amount is stated, it often is a function of pleading requirements and may be unrelated to the potential exposure.

We plan to contest these suits vigorously, but may pursue settlement negotiations in some cases, as we deem appropriate. In the event that any one or more of these cases results in a substantial judgment against us, or settlement by us, or if our accruals (if any) prove to be inadequate, the resulting liability could have a material adverse effect on our consolidated financial condition, cash flows, and/or results of operations. Based on information currently known, we do not believe that the outcome of any pending cases described below will have a material impact on our consolidated financial condition, cash flows, and/or results of operations.

At December 31, 2022, pending lawsuits as described above that challenge certain of the operations of our subsidiaries included:

Lawsuits seeking class/collective action status alleging that:
- we improperly handle, adjust, and pay physical damage claims, including how we value total loss claims, the application of a negotiation adjustment in calculating total loss valuations, the payment of fees and taxes associated with total losses, and the payment of diminution of value damages.
- we improperly adjust PIP claims in Florida.
- we improperly adjust medical bills submitted by insureds or medical providers in medical claims.
- we improperly pay and reimburse Medicare Advantage Plans on first party medical, PIP, and bodily injury claims.
- we sell illusory underinsured motorist coverage.
- we wrongfully withheld or delayed payments owed to insureds under uninsured/underinsured motorist coverage.
- we must pay an insured the pre-loss actual cash value of a totaled vehicle in addition to the value of the salvage vehicle if we take ownership of the salvage vehicle.
- we violated the Telephone Consumer Protection Act.
- we provided an insufficient amount of premium relief to California insureds in response to the COVID-19 pandemic.
- we improperly use marital status as a rating factor when setting premium in California.
- we fail to timely and fully refund premiums to insureds upon taking title to vehicles that have been deemed total losses.
- we improperly use, examine, and record biometric voice prints.
- we mistitle vehicles by failing to include a salvage designation.
- certain of our compensation practices and overtime payment practices are improper, including our classification of certain employees as exempt from overtime pay requirements.

Lawsuits certified or conditionally certified as class/collective actions alleging that:
- we improperly value total loss claims in Florida and Washington.
- we improperly fail to pay fees and taxes associated with total losses in Florida, Michigan, and New York.
- we improperly adjust medical bills in Washington.
- we improperly calculate basic economic loss as it relates to wage loss coverage.
- we improperly fail to timely process and pay PIP claims in Texas.
- that certain of our compensation practices and overtime payment practices are improper, including our classification of certain employees as exempt from overtime pay requirements.

Non-class/collective/representative lawsuits alleging that:
- we breached a contract by improperly handling a portfolio of high-deductible workers' compensation claims.
- we improperly paid, reimbursed, and reported on claims in which the insured or claimant is a Medicare or Medicaid beneficiary.
- we improperly estimate and pay for physical damage repairs.
- we undervalued and underinsured residential property.
- we failed to provide written notice of cancellation prior to cancelling a homeowner's insurance policy.
- that various employment policies, practices, and/or decisions are improper.

13. LEASES

Included in our consolidated balance sheets are certain operating leases for office space, computer equipment, and vehicles that are reported as a component of other assets and accounts payable, accrued expenses, and other liabilities.

The leased assets represent our right to use an underlying asset for the lease term and the lease liabilities represent our obligation to make lease payments arising from the lease. An incremental borrowing rate is used to calculate the present value of the remaining lease payments.

Contracts are reviewed at inception to determine if it contains a lease and whether the lease qualifies as an operating or financing lease. We do not have material financing leases.

Operating leases are expensed on a straight-line basis over the term of the lease. In determining the lease term, we consider the probability of exercising renewal options. We elected to account for leases with both lease and non-lease components as a single lease component and to apply a portfolio approach to account for our vehicle leases.

The following table summarizes the carrying amounts of our operating leased assets and liabilities at December 31, along with key inputs used to discount our lease liabilities:

(millions)	2022	2021
Operating lease assets	$ 130.5	$ 172.6
Operating lease liabilities	$ 137.2	$ 180.9
Weighted-average remaining term	2.5 years	2.9 years
Weighted-average discount rate	2.0%	1.6%

At December 31, 2022, the following table shows our operating lease liabilities, on an undiscounted basis for the periods indicated:

(millions)	Commitments
2023	$ 69.0
2024	46.7
2025	17.0
2026	5.0
2027	1.4
Thereafter	1.8
Total	140.9
Interest	(3.7)
Present value of lease liabilities	$ 137.2

The operating lease expense for the years ended December 31, was as follows:

(millions)	Expense
2022	$ 89.1
2021	90.4
2020	95.4

14. DIVIDENDS

Following is a summary of our common and preferred share dividends that were declared and/or paid in the last three years:

(millions, except per share amounts)		Amount	
Declared	**Payable**	**Per Share**	**Accrued/Paid**[1]
Common - Annual-Variable Dividends:			
December 2021	December 2021	1.50	876.5
December 2020	January 2021	4.50	2,635.9
December 2019	January 2020	2.25	1,316.9
Common - Quarterly Dividends:			
December 2022	January 2023	0.10	58.5
August 2022	October 2022	0.10	58.5
May 2022	July 2022	0.10	58.5
March 2022	April 2022	0.10	58.5
December 2021	January 2022	0.10	58.5
August 2021	October 2021	0.10	58.5
May 2021	July 2021	0.10	58.5
March 2021	April 2021	0.10	58.5
December 2020	January 2021	0.10	58.6
August 2020	October 2020	0.10	58.6
May 2020	July 2020	0.10	58.5
February 2020	April 2020	0.10	58.5
December 2019	January 2020	0.10	58.5
Preferred Dividends:			
December 2022	March 2023	26.875	13.4
August 2022	September 2022	26.875	13.4
December 2021	March 2022	26.875	13.4
August 2021	September 2021	26.875	13.4
December 2020	March 2021	26.875	13.4
August 2020	September 2020	26.875	13.4
February 2020	March 2020	26.875	13.4

[1]The accrual is based on an estimate of shares outstanding as of the record date and recorded as a component of accounts payable, accrued expenses, and other liabilities on the consolidated balance sheets until paid; the prior year common share dividend accrual was reclassified into this line item from dividends payable on common shares to conform to the current year presentation.

Common Share Dividends The Board of Directors adopted a policy of declaring regular quarterly common share dividends, and on at least an annual basis, to consider declaring an additional common share dividend. The Board decided not to declare an annual-variable dividend for 2022 after assessing our capital position, existing capital resources, and expected future capital needs.

Preferred Share Dividends During 2018, we issued 500,000 Series B Fixed-to-Floating Rate Cumulative Perpetual Serial Preferred Shares, without par value (the Series B Preferred Shares), with a liquidation preference of $1,000 per share (the stated amount). Holders of the Series B Preferred Shares are entitled to receive cumulative cash dividends semiannually in March and September, if and when declared by the Board of Directors. Until March 15, 2023 (the fixed-rate period), the annual dividend rate is fixed at 5.375% of the stated amount per share.

Beginning March 15, 2023, the annual dividend rate switches to a floating rate equal to the three-month London Interbank Offered Rate (LIBOR), or a comparable successor base rate, plus a spread of 2.539% applied to the stated amount per share. After the fixed-rate period and up until redemption of the Series B Preferred Shares, the dividends would be payable quarterly, if and when declared by the Board of Directors.

The Series B Preferred Shares are perpetual and have no stated maturity date. After the fixed-rate period, we may redeem the Series B Preferred Shares at the stated amount plus all accrued and unpaid dividends after providing required notice.

15. GOODWILL AND INTANGIBLE ASSETS

Goodwill The majority of the goodwill recorded as of December 31, 2022 and 2021, related to the April 1, 2015, acquisition of a controlling interest in ARX. During 2022, we performed an impairment test of our goodwill allocated to the ARX reporting unit and recorded an impairment loss of $224.8 million, which is disclosed as a separate line item in our consolidated statements of comprehensive income. The impairment loss was fully allocated to our Property operating segment. There were no previously recorded goodwill impairment losses on any of the outstanding goodwill.

The indicators of impairment primarily related to the magnitude of weather events relative to forecasted expectations during the first half of 2022, as well as other factors impacting our plans to restore our Property business to target profitability in a timely fashion and the subsequent reduced forecasted profitability of ARX.

The quantitative goodwill impairment assessment consisted of comparing the fair value of the reporting unit to its carrying value. To determine the fair value of a reporting unit, we use a discounted cash flow model. The model uses assumptions including, but not limited to, discount rate, forecasted growth, profitability, investment return, and capital requirements. The assumptions and estimates were consistent with those we believe other non-related marketplace participants would use and were based on management's best estimates at the time of the analysis. The calculated fair value of the ARX reporting unit was below its carrying value at June 30, 2022, which resulted in recording the goodwill impairment. There was no indication of impairment on the remaining $227.9 million of goodwill, of which 98% was attributable to our Personal Lines Agency business and related to the ARX acquisition.

Intangible Assets The following table is a summary of the net carrying amount of other intangible assets as of December 31:

(millions)		2022		2021
Intangible assets subject to amortization	$	73.9	$	104.9
Indefinite-lived intangible assets[1]		12.4		12.4
Total	$	86.3	$	117.3

[1] Indefinite-lived intangible assets are comprised of state insurance and agent licenses. State insurance licenses were previously subject to amortization under superseded accounting guidance and have $0.6 million of accumulated amortization for both years presented.

Intangible assets subject to amortization for the years ended December 31, consisted of the following:

(millions)	2022			2021		
Category	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Policies in force	$ 0	$ 0	$ 0	$ 256.2	$ 247.1	$ 9.1
Agency relationships	159.2	88.1	71.1	159.2	76.8	82.4
Software rights	69.1	67.0	2.1	69.1	58.3	10.8
Trade name	3.6	2.9	0.7	3.6	1.0	2.6
Total	$ 231.9	$ 158.0	$ 73.9	$ 488.1	$ 383.2	$ 104.9

Amortization expense was $31.0 million, $57.7 million, and $56.9 million for the years ended December 31, 2022, 2021, and 2020, respectively. During the first quarter 2022, the policies in force intangible asset, with a gross carrying amount of $256.2 million, was fully amortized.

The estimated aggregate amortization on these intangible assets for each of the next five years as of December 31, 2022, follows:

(millions)	Amortization Expense
2023	$ 14.2
2024	11.4
2025	11.4
2026	11.4
2027	11.4

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of The Progressive Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of The Progressive Corporation and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Loss and Loss Adjustment Expense Reserves

As described in Notes 1 and 6 to the consolidated financial statements, as of December 31, 2022, the Company reported a $30.4 billion loss and loss adjustment expense ("LAE") reserve liability, of which about 90% relates to Personal and Commercial Lines vehicle businesses. Reserves are based on estimates of ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. Management establishes loss and LAE reserves after completing reviews at a disaggregated level of grouping. During a reserve review, ultimate loss amounts are estimated using several industry standard actuarial projection methods. These methods take into account historical comparable loss data at the subset level and estimate the impact of various loss development factors, such as the frequency (number of losses per exposure), severity (dollars of loss per each claim), and average premium (dollars of premium per earned car year), as well as the frequency and severity of LAE costs.

The principal considerations for our determination that performing procedures relating to the valuation of loss and LAE reserves is a critical audit matter are (i) the significant judgment by management when developing the estimate of loss and LAE reserves, which in turn led to a significant degree of auditor judgment and subjectivity in performing procedures relating to the valuation; (ii) the significant audit effort and judgment in evaluating audit evidence relating to the various actuarial projection methods and aforementioned loss development factors; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's valuation of loss and LAE reserves, including controls over the various actuarial projection methods, and development of the loss development factors. These procedures also included, among others, testing the completeness and accuracy of historical data provided by management and the involvement of professionals with specialized skill and knowledge to assist in (i) independently estimating reserves for certain lines of business using actual historical comparable loss data, independently derived loss development factors, and industry data and comparing this independent estimate to management's actuarial determined reserves and (ii) evaluating the appropriateness of the actuarial projection methods and reasonableness of the aforementioned loss development factors used by management for determining the reserve balances for certain lines of business.

PricewaterhouseCoopers LLP

Cleveland, Ohio
February 27, 2023

We have served as the Company's auditor since 1984.

Management's Report on Internal Control over Financial Reporting

Progressive's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control structure was designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in *Internal Control – Integrated Framework (2013),* management concluded that our internal control over financial reporting was effective as of December 31, 2022.

PricewaterhouseCoopers LLP, an independent registered public accounting firm that audited the financial statements included in this Annual Report, has audited, and issued an attestation report on the effectiveness of, our internal control over financial reporting as of December 31, 2022; such report appears herein.

CEO and CFO Certifications

Susan Patricia Griffith, President and Chief Executive Officer of The Progressive Corporation, and John P. Sauerland, Vice President and Chief Financial Officer of The Progressive Corporation, have issued the certifications required by Sections 302 and 906 of The Sarbanes-Oxley Act of 2002 and applicable SEC regulations with respect to Progressive's 2022 Annual Report on Form 10-K, including the financial statements provided in this Report. Among other matters required to be included in those certifications, Mrs. Griffith and Mr. Sauerland have each certified that, to the best of their knowledge, the financial statements, and other financial information included in the Annual Report on Form 10-K, fairly present in all material respects the financial condition, results of operations, and cash flows of Progressive as of, and for, the periods presented. See Exhibits 31 and 32 to Progressive's Annual Report on Form 10-K for the complete Sections 302 and 906 certifications, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to help the reader understand our financial condition and results of operations. MD&A should be read in conjunction with the consolidated financial statements and the related notes, and supplemental information.

I. OVERVIEW

The Progressive insurance organization has been offering insurance to consumers since 1937. The Progressive Corporation is a holding company that does not have any revenue producing operations, physical property, or employees of its own. The Progressive Corporation, together with its insurance and non-insurance subsidiaries and affiliates, comprise what we refer to as Progressive.

We report three operating segments. Our Personal Lines segment writes insurance for personal autos and recreational vehicles (referred to as our special lines products). Our Commercial Lines segment writes auto-related liability and physical damage insurance, workers' compensation insurance primarily for the transportation industry, and business-related general liability and property insurance, predominately for small businesses. Our Property segment writes residential property insurance for homeowners, other property owners, and renters. We operate throughout the United States through both the independent agency and direct distribution channels. We are the third largest private passenger auto insurer in the country, the number one writer of commercial auto insurance, and one of the top 15 homeowners insurance carriers, in each case based on 2021 premiums written.

Our underwriting operations, combined with our service and investment operations, make up the consolidated group.

A. Operating Results
On a year-over-year basis, net income and comprehensive income decreased 78% and 186%, respectively, primarily due to significant valuation declines in both our equity and fixed-maturity security portfolios during 2022. Net holding period losses, primarily from our equity security portfolio, were $2.1 billion in 2022, compared to net holding period gains of $0.9 billion in 2021. The market value of our fixed-maturity securities decreased $2.8 billion during 2022 due to the rise in interest rates throughout the year, compared to valuation declines of $0.9 billion during 2021.

Another factor contributing to the decrease in net income was the write off of $224.8 million of goodwill related to the 2015 acquisition of ARX Holding Corp. and its subsidiaries (ARX) during the year. Based on our analysis, we concluded that the fair value of our Property segment was less than the carrying value at the time of the review, primarily based on changes in forecasted expectations relative to the magnitude of weather events during the first half of 2022, as well as other factors impacting our plans to restore our Property business to target profitability in a timely fashion. There was no other indication of impairment on the remaining goodwill.

While the rise in interest rates decreased valuations, it also contributed to the 46% increase in our recurring investment income during the year. For 2022, our pretax recurring book yield was 2.4%, compared to 1.9% for 2021, reflecting an increase in interest rates on our floating-rate securities and the investment of cash and maturities at relatively higher interest rates.

Our underwriting income was $2.1 billion for both 2022 and 2021. During 2022, we had an underwriting profit margin of 4.2%, which was above our companywide target profit margin of 4%, compared to 4.7% in 2021. Throughout the year, we continued to see volatility in our severity trends as inflation continued to increase the average costs to settle a claim over last year, while frequency trends continued to be favorable. In 2022, we experienced the largest hurricane in our history when Hurricane Ian made landfall multiple times on the Gulf and Atlantic coasts. In total, catastrophe losses were 0.4 points greater in 2022 than 2021.

Although net income was lower in 2022, we did generate top-line growth. Net premiums written and earned increased 10% and 11%, respectively, over 2021. During the year, we surpassed $50 billion in net premiums written to end 2022 at $51.1 billion. Companywide policies in force increased 0.9 million, or 3%, over last year to reach 27.4 million at December 31, 2022. As expected, the rate and non-rate actions described below, which began in 2021 and continued into 2022, slowed volume growth on a year-over-year basis, primarily in the first half of 2022.

We ended 2022 with total capital (debt plus shareholders' equity) of $22.3 billion, which was down $0.9 billion from year-end 2021. The year-over-year decrease primarily reflects our comprehensive loss for 2022, in part offset by our $1.5 billion debt issuance during the year.

B. Insurance Operations

Our Personal Lines and Commercial Lines operating segments were profitable with underwriting margins of 4.0% and 8.9%, respectively, while our Property segment had an underwriting loss margin of 10.5% for the year, which included 25.6 points of catastrophe losses.

While growth is an important objective, we strongly believe that achieving our target profit margin takes precedence over growing premiums when we are challenged to achieve both. With focus on achieving our underwriting profitability target of 4%, we increased personal auto rates in 49 states during 2022, with an aggregate increase of about 13%. We took countrywide net increases of 9% during the first half of 2022, which followed the personal auto rate increases we took during 2021 of about 8%. The rate increases taken during the second half of 2022 were much smaller and at a pace closer to the inflationary pressure we were then experiencing. We will continue to monitor the factors that could impact our loss costs for our personal auto business, which can include new and used car prices, miles driven, driving patterns, loss severity, weather events, inflation, and other components, on a state-by-state basis, and will file for rate adjustments where we deem it necessary.

We believe a key element in improving the accuracy of our personal auto rating is Snapshot®, our usage-based insurance offering. During 2022, the adoption rates for consumers enrolling in the program increased about 25% in Agency auto and nearly 15% in Direct auto, compared to 2021. Snapshot is available in all states, other than California, and our latest segmentation model is available in states that represented about 25% of our countrywide personal auto premium at year-end 2022. We continue to invest in our mobile application, with mobile devices being chosen for Snapshot monitoring for the majority of new enrollments.

In addition to rate actions to achieve our target profit margin in Personal Lines, we maintained discipline in our media budget and reduced targeted media spend in certain types of advertising, based on performance against our media and underwriting targets. Our total advertising spend was 5% lower in 2022, compared to the prior year. Consistent with rate actions, management will continue to assess where additional non-rate actions, including adjusting underwriting criteria, bill plans, or advertising spend, may be needed.

During 2022, our overall incurred frequency in our personal auto business decreased about 6%, while severity increased about 13%, compared to the prior year. We continued to see inflationary pressure in the average costs to settle a claim, driven primarily by the increase in the valuation of new and used vehicles on a year-over-year basis.

During the year, on a companywide basis, we recognized 3.4 loss ratio points related to catastrophe losses, compared to 3.0 points in 2021. Hurricane Ian contributed 1.6 points in total, with 1.5 points attributable to our Personal Lines business and 8.8 points to our Property business. The remaining catastrophe losses were attributable to other hurricanes, wind, hail, tornadoes, and winter storms throughout the United States.

Improving profitability continues to be our top priority for our Property business. Due to our concentration of policies in catastrophe-exposed states, severe weather events generally have greater impact on our results compared to other national carriers. In response, we began implementing underwriting changes during the second half of 2021, which continued during 2022, to focus on improving profitability in the Property business. In addition, we increased rates an average of about 19% in our Property segment during 2022, with some of the larger increases in Florida and in hail-prone states, such as Colorado and Oklahoma. About half of this increase occurred in late 2022.

Our companywide net premiums written grew 10% with growth in each of our segments on a year-over-year basis. Personal Lines grew 9%, Commercial Lines 17%, and Property 8%. The Personal Lines increase reflected growth in both our Agency and Direct businesses. The increase in net premiums written in our Commercial Lines business reflected growth in all of our business market targets, but especially in our contractor and auto business market targets. The Commercial Lines growth was also aided, to a lesser extent, by an increase in our transportation network company (TNC) business, due to an increase in the miles driven (which is the basis for determining premiums written for this business), as well as increased rates to address profitability issues in the TNC business. The Property business growth was primarily due to renewal business since, during 2022, we restricted new business growth, especially in Florida.

Changes in net premiums written are a function of new business applications (i.e., policies sold), premium per policy, and retention. Policies in force grew 3% companywide, with Personal Lines, Commercial Lines, and Property growing 3%, 8%, and 3%, respectively.

On a year-over-year basis, for 2022, Personal Lines new applications grew 1%. Through the first six months of 2022, Personal Lines new applications decreased 18%, reflecting the significant rate increases taken during 2021 and the first half of 2022. As our competitors raised rates during 2022, our new applications started to grow significantly in the latter part of the year, resulting in the overall growth in new applications for 2022.

New personal auto applications grew 2% on a year-over-year basis, with our Agency auto decreasing 3% and Direct auto increasing 6%. While total new application growth was up for the year, Agency auto new applications were down compared to the prior year, as a result of the actions taken to address profitability, as discussed above.

For our Commercial Lines business, [excluding our TNC, business owners' policy (BOP), and Protective Insurance Corporation and subsidiaries (Protective Insurance) products], which we refer to as our core commercial auto product, new applications decreased 1% for 2022, compared to the prior year, mainly driven by decreased demand, primarily in the second half of 2022, in our for-hire transportation product, due to the general weakening of the economy, and the significant new application growth experienced during 2021.

Our Property business new applications decreased 8% for the year, primarily due to rate and other actions taken to address the profitability concerns as discussed above.

During 2022, our written premiums per policy increased in all of our operating segments primarily due to the rate increases taken during the year as discussed above. On a year-over-year basis, written premium per policy increased 11% in Agency personal auto, 8% in Direct personal auto, and 5% for our special lines products, compared to the prior year. In our core commercial auto products, we experienced an 11% increase in written premium per policy, reflecting rate increases of about

6%, in the aggregate, in 2022. The 6% increase in our Property business written premium per policy is substantially less than the 19% rate increases discussed above as a result of taking a portion of the increases later in the year, a shift in the mix of business to a larger share of renters policies, which have lower written premium per policy, and slower homeowners growth in volatile states that have higher average premiums.

We realize that to grow policies in force, it is critical that we retain our customers for longer periods. Consequently, increasing retention continues to be one of our most important priorities. A key initiative to lengthening our retention is to increase our share of multi-product households. We will continue to make investments to improve the customer experience in order to support that goal.

Policy life expectancy, which is our actuarial estimate of the average length of time that a policy will remain in force before cancellation or lapse in coverage, is our primary measure of customer retention in our Personal Lines, Commercial Lines, and Property businesses.

We evaluate personal auto retention using a trailing 12-month policy life expectancy and a trailing 3-month policy life expectancy. The latter can reflect more volatility and is more sensitive to seasonality. On a trailing 3-month basis, our personal auto policy life expectancy was down 9% year over year, which is an improvement from the 32% decrease in policy life expectancy we reported at June 30, 2022. Our trailing 12-month total personal auto policy life expectancy was down 22% year over year, with Agency down 24% and Direct down 19%. Our trailing 12-month policy life expectancy increased 3% for special lines, and decreased 12% for Commercial Lines and 7% for Property.

C. Investments
The fair value of our investment portfolio was $53.5 billion at December 31, 2022, compared to $51.5 billion at December 31, 2021. The increase in value from year-end 2021, primarily reflected the proceeds of the $1.5 billion debt issuance in March 2022 and positive cash flows from our underwriting operations, offset by declines in the valuations of our portfolio, as discussed below.

Our asset allocation strategy is to maintain 0%-25% of our portfolio in Group I securities, with the balance (75%-100%) of our portfolio in Group II securities (the securities allocated to Group I and II are defined below under *Results of Operations – Investments*). At December 31, 2022, 10% of our portfolio was allocated to Group I securities and 90% to Group II securities, compared to 17% and 83%, respectively, at December 31, 2021. The decrease in the percentage of Group I securities since year end 2021 was primarily driven by sales in our common equity portfolio and, to a lesser extent, high-yield bonds and preferred stocks with proceeds reinvested in Group II short-term investments.

Our recurring investment income generated a pretax book yield of 2.4% for 2022, compared to 1.9% for 2021, due to the increase in interest rates on our floating-rate securities and the investment of cash and maturities at relatively higher interest rates. Our investment portfolio produced a fully taxable equivalent (FTE) total return of (7.8)% for 2022 and of 2.6% for 2021. Our fixed-income and common stock portfolios had FTE total returns of (6.6)% and (19.4)%, respectively, for 2022, compared to (0.1)% and 33.4%, for 2021. The year-over-year decrease in the fixed-income return reflected lower valuations primarily due to the market impact of higher interest rates and wider credit spreads during the last twelve months. The common stock return decline

reflected general market conditions during 2022.

At December 31, 2022, the fixed-income portfolio had a weighted average credit quality of AA and a duration of 2.9 years, compared to AA- and 3.0 years at December 31, 2021. We have shortened our portfolio duration during the year, which we believe provides some protection against further increases in interest rates.

The end of the London Interbank Offered Rate (LIBOR) as an official reference rate will be June 30, 2023. The Federal Reserve Board identified the Secured Overnight Financing Rate (SOFR) as the recommended replacement to U.S. LIBOR. As of December 31, 2022, we owned 175 unique securities with an aggregate par value of $3.6 billion that are still based on LIBOR, with our other asset-backed securities, mainly collateralized loan obligations, making up the majority of these securities. Due to the provisions in the terms of the securities, which allows a change in the underlying rate if a rate is discontinued, we are expecting a relatively smooth transition to an alternate reference rate.

II. FINANCIAL CONDITION

A. Liquidity and Capital Resources

The Progressive Corporation receives cash through subsidiary dividends, capital raising and other transactions, and uses these funds to contribute to its subsidiaries (e.g., to support growth), to make payments to shareholders and debt holders (e.g., dividends and interest, respectively), to repurchase its common shares, and to redeem or pay off debt, as well as for acquisitions and other business purposes that may arise.

During 2022, The Progressive Corporation received cash from the following sources:
- Debt issuance - issued $500 million of 2.50% Senior Notes due 2027, $500 million of 3.00% Senior Notes due 2032, and $500 million of 3.70% Senior Notes due 2052, in an underwritten public offering.
- Dividends from subsidiaries - received $538.6 million from its insurance and non-insurance subsidiaries.

The Progressive Corporation deployed capital through the following actions in 2022:
- Dividends
  - Common shares - declared aggregate dividends of $0.40 per common share, or $233.7 million.

  - Preferred shares - declared aggregate Series B Preferred dividends of $26.8 million.
- Common Share Repurchases - acquired 0.9 million of our common shares at a total cost of $99.0 million either in the open market or to satisfy tax withholding obligations in connection with the vesting of equity awards under our employee equity compensation plan. Pursuant to our financial policies, we repurchase common shares to neutralize dilution from equity-based compensation granted during the year and opportunistically when we believe our shares are trading below our determination of long-term fair value.
- Capital Contributions - contributed a net $797.8 million to its insurance and non-insurance subsidiaries.

The Board decided not to declare an annual-variable dividend for 2022 after assessing our capital position, existing capital resources, and expected future capital needs, including the then current market conditions that could present opportunities for further growth in 2023.

Over the last three years, The Progressive Corporation received dividends from its subsidiaries, net of capital contributions, of $6.2 billion, and issued $2.5 billion, in the aggregate, of senior notes.

The covenants on The Progressive Corporation's existing debt securities do not include any rating or credit triggers that would require an adjustment of the interest rate or an acceleration of principal payments in the event that our debt securities are downgraded by a rating agency. While we had an unsecured discretionary line of credit available to us during each of the last three years in the amount of $250 million, we did not borrow under this arrangement, or engage in other short-term borrowings, to fund our operations or for liquidity purposes.

In the aggregate for the last three years, we made the following payments:
- $5.5 billion for common share dividends and $0.1 billion for preferred share dividends;
- $0.7 billion for interest on our outstanding debt;
- $0.6 billion related to acquisitions;
- $0.5 billion for the maturity of debt; and
- $0.4 billion to repurchase our common shares.

For the three years ended December 31, 2022, operations generated positive cash flows of about $21.5 billion. In 2022, operating cash flows decreased $0.9 billion, compared to 2021. While we continued to collect premiums at a faster rate than losses were paid, the decrease in operating cash flow for the year was primarily driven by higher paid losses, compared to last year. We believe cash flows will remain positive in the reasonably foreseeable future and do not expect we will have a need to raise capital to support our operations in that timeframe, although changes in market or regulatory conditions affecting the insurance industry, or other unforeseen events, may necessitate otherwise.

As of December 31, 2022, we held $28.0 billion in short-term investments and U.S. Treasury securities, which represented 52% of our total portfolio at year end. Based on our portfolio allocation and investment strategies, we believe that we have sufficient readily available marketable securities to cover our claims payments and short-term obligations in the event our cash flow from operations were to be negative. While U.S. Treasury securities are viewed as having lower risk than many other investment opportunities, the U.S. Treasury recently announced it had reached its authorized borrowing limit and defaults under government obligations, including payments related to U.S. Treasury securities, could occur as soon as this summer. Although perhaps unlikely, it is possible that the federal government could fail to raise the federal debt ceiling to avoid default. Any such default would likely have a materially adverse impact on our cash flows and the value of our portfolio and our capital

position. See *Item 1A, Risk Factors* in our 2022 Form 10-K filed with the U.S. Securities and Exchange Commission for a discussion of certain matters that may affect our portfolios and capital position.

Progressive's insurance operations create liquidity by collecting and investing premiums from new and renewal business in advance of paying claims. As primarily an auto insurer, our claims liabilities are generally short in duration. At December 31, 2022, our loss and loss adjustment expense (LAE) reserves were $30.4 billion. Typically, at any point in time, approximately 50% of our outstanding loss and LAE reserves are paid within the following twelve months and only about 20% are still outstanding after three years. See *Note 6 – Loss and Loss Adjustment Expense Reserves* for further information on the timing of claims payments.

Insurance companies are required to satisfy regulatory surplus and premiums-to-surplus ratio requirements. As of December 31, 2022, our consolidated statutory surplus was $17.9 billion, compared to $16.4 billion at December 31, 2021. Our net premiums written-to-surplus ratio was 2.9 to 1 at year-end 2022, 2.8 to 1 at year-end 2021, and 2.7 to 1 at year-end 2020. At year-end 2022, we also had access to $4.4 billion of securities held in a non-insurance subsidiary, portions of which could be contributed to the capital of our insurance subsidiaries to support growth or for other purposes.

Insurance companies are also required to satisfy risk-based capital ratios. These ratios are determined by a series of dynamic surplus-related calculations required by the laws of various states that contain a variety of factors that are applied to financial balances based on the degree of certain risks (e.g., asset, credit, and underwriting). Our insurance subsidiaries' risk-based capital ratios were in excess of applicable minimum regulatory requirements at year-end 2022. Nonetheless, the payment of dividends by our insurance subsidiaries are subject to certain limitations. See *Note 8 – Statutory Financial Information* for additional information on insurance subsidiary dividends.

We seek to deploy our capital in a prudent manner and use multiple data sources and modeling tools to estimate the frequency, severity, and correlation of identified exposures, including, but not limited to, catastrophic and other insured losses, natural disasters, and other significant business interruptions, to estimate our potential capital needs. Management views our capital position as consisting of three layers, each with a specific size and purpose:

- The first layer of capital is the amount of capital we need to satisfy state insurance regulatory requirements and support our objective of writing all the business we can write and service, consistent with our underwriting discipline of achieving a combined ratio of 96 or better. This first layer of capital, which we refer to as "regulatory capital," is held by our various insurance entities.
- While our regulatory capital layer is, by definition, a cushion for absorbing financial consequences of adverse events, such as loss reserve development, litigation, weather catastrophes, and investment market changes, we view that as a base and hold a second layer of capital for even more extreme conditions. The modeling used to quantify capital needs for these conditions is extensive, including tens of thousands of simulations, representing our best estimates of such contingencies based on historical experience. This capital is held either at a non-insurance subsidiary of the holding company or in our insurance entities, where it is potentially eligible for a dividend to the holding company.
- The third layer is capital in excess of the sum of the first two layers and provides maximum flexibility to fund other business opportunities, repurchase stock or other securities, and pay dividends to shareholders, among other purposes. This capital is largely held at a non-insurance subsidiary of the holding company.

We monitor our total capital position regularly throughout the year to ensure we have adequate capital to support our insurance operations. At December 31, 2022, we held total capital (debt plus shareholders' equity) of $22.3 billion, compared to $23.1 billion at December 31, 2021. Our debt-to-total capital ratios at December 31, 2022, 2021, and 2020, were 28.7%, 21.2%, and 24.1%, respectively, and were consistent with our financial policy of maintaining a ratio of less than 30%. While our financial policies include a goal of maintaining debt below 30% of total capital at book value, we recognize that various factors, including rising interest rates, widening credit spreads, declines in the equity markets, or erosion in operating results, may result in that ratio exceeding 30% at times, as it did at the end of a couple of months during 2022. In such a situation, as we did during 2022, we may choose to remain above 30% for some time, dependent upon market conditions and the capital needs of our operating businesses. We will continue to monitor this ratio, market conditions, and our capital needs going forward.

At December 31, 2022, we had various noncancelable contractual obligations that were outstanding. We held $6.5 billion of Senior Notes with maturity dates ranging from 2027 through 2052, with $4.2 billion of future interest payment obligations related to our outstanding debt. The next debt repayment of $1.0 billion, in the aggregate, is due upon the maturity of our 2.45% Senior Notes due 2027 and our 2.50% Senior Notes due 2027. See *Note 4 – Debt* for additional information on our long-term debt.

At year-end 2022, we also had $1.0 billion of purchase obligations that are noncancelable commitments for goods and services (e.g., software licenses, maintenance on information technology equipment, and media placements). About 90% of our purchase obligations are payable within one year and less than 1% will be outstanding for longer than three years. In addition, our Property business has $205.4 million of minimum commitments under several multiple-layer property catastrophe reinsurance contracts with various reinsurers with terms ranging from one to three years. During 2022, we funded $3.1 million to limited partnership investments, which are included in our common equity investments in our consolidated balance sheets, and have funding commitments related to these investments of $15.7 million at December 31, 2022. See *Note 1 – Reporting and Accounting Policies, Commitments and Contingencies* for a discussion of these obligations. We do not have, and do not expect to enter into, any material commitments for capital expenditures in the reasonably foreseeable future.

At least annually, we perform recoverability tests to determine if any of our assets are impaired. We test our goodwill balance for impairment at the reporting unit level annually as of October 1, or more frequently if indicators of impairment exist. As discussed above, in conjunction with the preparation of our second quarter 2022 financial results, we performed a quantitative analysis of the goodwill attributable to our Property segment based on indications that impairment might exist. Based on this analysis, we wrote down the entire $224.8 million of goodwill attributable to our Property segment during the second quarter 2022. See *Note 15 – Goodwill and Intangible Assets* for further discussion.

Based upon our capital planning and forecasting efforts, we believe we have sufficient capital resources and cash flows from operations to support our current business, scheduled principal and interest payments on our debt, anticipated quarterly dividends on our common shares and dividends on our Series B

Preferred Shares, our contractual obligations, and other expected capital requirements for the foreseeable future.

Nevertheless, we may decide to raise additional capital to take advantage of attractive terms in the market and provide additional financial flexibility. We have an effective shelf registration with the U.S. Securities and

Exchange Commission so that we may periodically offer and sell an indeterminate aggregate amount of senior or subordinated debt securities, preferred stock, depositary shares, common stock, purchase contracts, warrants, and units. The shelf registration enables us to raise funds from the offering of any securities covered by the shelf registration as well as any combination thereof, subject to market conditions.

III. RESULTS OF OPERATIONS – UNDERWRITING

A. Segment Overview

We report our underwriting operations in three operating segments: Personal Lines, Commercial Lines, and Property. As a component of our Personal Lines segment, we report our Agency and Direct business results to provide further understanding of our products by distribution channel.

The following table shows the composition of our companywide net premiums written, by segment, for the years ended December 31:

	2022	2021	2020
Personal Lines			
Agency	36 %	37 %	40 %
Direct	41	41	42
Total Personal Lines	77	78	82
Commercial Lines	18	17	13
Property	5	5	5
Total underwriting operations	100 %	100 %	100 %

Our Personal Lines business writes insurance for personal autos (which accounts for about 94% of the segment's net premiums written) and special lines products (e.g., motorcycles, RVs, watercraft, and snowmobiles). Within Personal Lines, we often refer to our four consumer segments, which we refer to as:
• Sam - inconsistently insured;
• Diane - consistently insured and maybe a renter;
• Wrights - homeowners who do not bundle auto and home; and
• Robinsons - homeowners who bundle auto and home.

While our personal auto policies are primarily written for 6-month terms, we write 12-month auto policies in our Platinum agencies to promote bundled auto and home

growth. At year-end 2022 and 2021, 14% of our Agency auto policies in force were 12-month policies. To the extent our Agency application mix of annual policies grows, the shift in policy term could increase our written premium mix by channel as 12-month policies have about twice the amount of net premiums written compared to 6-month policies. Our special lines products are written for 12-month terms.

Our Commercial Lines business writes auto-related liability and physical damage insurance, business-related general liability and property insurance predominately for small businesses, and workers' compensation insurance primarily for the transportation industry. The majority of our Commercial Lines business is written through the independent agency channel although we continue to focus on growing our direct business. To serve our direct channel customers, we continue to expand our product offerings, including adding states where we offer BOP and including it on our digital platform serving direct small business consumers (BusinessQuote Explorer®). The direct commercial auto business, excluding our TNC business, represented about 10% of premiums written for 2022 and 2021, compared to 9% for 2020. About 90% of our Commercial Lines auto policies are written for 12-month terms.

Our Property business writes residential property insurance for homeowners, other property owners, and renters. We write the majority of our Property business through the independent agency channel; however, we continue to expand the distribution of our Property product offerings in the direct channel, which represented about 25% of premiums written for 2022, compared to 23% and 18% for 2021 and 2020, respectively. Property policies are written for 12-month terms.

B. Profitability

Profitability for our underwriting operations is defined by pretax underwriting profit or loss, which is calculated as net premiums earned plus fees and other revenues less losses and loss adjustment expenses, policy acquisition costs, other underwriting expenses, and for 2020, policyholder credits. We also use underwriting margin, which is underwriting profit or loss expressed as a percentage of net premiums earned, to analyze our results. For the three years ended December 31, our underwriting profitability was as follows:

($ in millions)	2022 Underwriting Profit (Loss)		2021 Underwriting Profit (Loss)		2020 Underwriting Profit (Loss)	
	$	Margin	$	Margin	$	Margin
Personal Lines						
Agency	$ 734.1	4.1 %	$ 992.1	5.9 %	$ 2,236.5	14.2 %
Direct	769.4	3.8	619.2	3.4	2,076.5	12.3
Total Personal Lines	1,503.5	4.0	1,611.3	4.6	4,313.0	13.2
Commercial Lines	810.3	8.9	767.8	11.1	634.8	13.0
Property[1]	(238.4)	(10.5)	(312.3)	(15.3)	(125.1)	(7.1)
Other indemnity[2]	(11.4)	NM	(1.4)	NM	0	NM
Total underwriting operations	$ 2,064.0	4.2 %	$ 2,065.4	4.7 %	$ 4,822.7	12.3 %

[1]During 2022, 2021, and 2020, pretax profit (loss) includes $29.1 million, $56.6 million, and $56.9 million, respectively, of amortization expense associated with acquisition-related intangible assets attributable to our Property segment. The year-over-year decrease in amortization expense reflects intangible assets that were fully amortized during the first quarter 2022.

[2]Underwriting margins for our other indemnity businesses are not meaningful (NM) due to the low level of premiums earned by, and the variability of loss costs in, such businesses.

We have taken significant rate increases since the first quarter of 2021 and through 2022. In spite of the rate increases, our underwriting profit margin decreased in 2022, compared to 2021, primarily driven by higher catastrophe losses and higher loss severity. See the *Losses and Loss Adjustment Expenses (LAE)* section below for further discussion of our frequency and severity trends and catastrophe losses incurred during the period.

The onset and continuation of the COVID-19 pandemic shifted consumer behavior and impacted general economic conditions through 2022. We have seen volatility in our severity trends as inflation continued to influence higher vehicle prices and costs to repair vehicles. We have responded, and will continue to respond when necessary, to these market changes through rate increases, underwriting restrictions, and other non-rate actions. Our focus on achieving our target underwriting profitability takes precedence over growth.

Further underwriting results for our Personal Lines business, including results by distribution channel, the Commercial Lines business, the Property business, and our underwriting operations in total, were as follows:

Underwriting Performance[1]	2022	2021	2020
Personal Lines – Agency			
Loss & loss adjustment expense ratio	78.1	75.6	63.5
Underwriting expense ratio	17.8	18.5	22.3
Combined ratio	95.9	94.1	85.8
Personal Lines – Direct			
Loss & loss adjustment expense ratio	78.6	77.2	62.9
Underwriting expense ratio	17.6	19.4	24.8
Combined ratio	96.2	96.6	87.7
Total Personal Lines			
Loss & loss adjustment expense ratio	78.3	76.4	63.2
Underwriting expense ratio	17.7	19.0	23.6
Combined ratio	96.0	95.4	86.8
Commercial Lines			
Loss & loss adjustment expense ratio	71.5	69.3	64.5
Underwriting expense ratio	19.6	19.6	22.5
Combined ratio	91.1	88.9	87.0
Property			
Loss & loss adjustment expense ratio	83.3	86.4	77.3
Underwriting expense ratio[2]	27.2	28.9	29.8
Combined ratio[2]	110.5	115.3	107.1
Total Underwriting Operations			
Loss & loss adjustment expense ratio	77.3	75.7	64.0
Underwriting expense ratio	18.5	19.6	23.7
Combined ratio	95.8	95.3	87.7
Accident year – Loss & loss adjustment expense ratio[3]	77.5	75.7	63.5

[1] Ratios are expressed as a percentage of net premiums earned. The portion of fees and other revenues related to our loss adjustment activities are netted against loss adjustment expenses and the portion of fees and other revenues related to our underwriting operations are netted against underwriting expenses in the ratio calculations.

[2] Included in 2022, 2021, and 2020, are 1.3 points, 2.8 points, and 3.2 points, respectively, of amortization expense on acquisition-related intangible assets attributable to our Property segment. Excluding this expense, the Property business would have reported expense ratios of 25.9, 26.1, and 26.6, and combined ratios of 109.2, 112.5, and 103.9, for 2022, 2021, and 2020, respectively.

[3] The accident year ratios include only the losses that occurred during the period noted. As a result, accident period results will change over time, either favorably or unfavorably, as we revise our estimates of loss costs when payments are made or reserves for that accident period are reviewed.

Losses and Loss Adjustment Expenses (LAE)

(millions)	2022	2021	2020
Change in net loss and LAE reserves	$ 3,369.6	$ 4,233.7	$ 1,574.4
Paid losses and LAE	34,753.1	29,393.9	23,547.4
Total incurred losses and LAE	$38,122.7	$33,627.6	$25,121.8

Claims costs, our most significant expense, represent payments made, and estimated future payments to be made, to or on behalf of our policyholders, including expenses needed to adjust or settle claims. Claims costs are a function of loss severity and frequency and, for our vehicle businesses, are influenced by inflation and driving patterns, among other factors, some of which are discussed below. In our Property business, severity is primarily a function of construction costs and the age of the structure. Accordingly, anticipated changes in these factors are taken into account when we establish premium rates and loss reserves. Loss reserves are estimates of future costs and our reserves are adjusted as underlying assumptions change and information develops. See *Critical Accounting Policies – A. Loss and LAE Reserves* for a discussion of the effect of changing estimates.

Our total loss and LAE ratio increased 1.6 points in 2022 and 11.7 points in 2021, each compared to the prior year. Our accident year loss and LAE ratio, which excludes the impact of prior accident year reserve development during each calendar year, increased 1.8 points in 2022 and 12.2 points in 2021. Several factors that contributed to the year-over-year changes are discussed below and include the impact of catastrophe losses, changes in severity and frequency, and prior accident year reserve development.

We experienced severe weather conditions in several areas of the country during each of the last three years. Hurricanes, hail storms, tornadoes, and wind activity contributed to catastrophe losses each year. The following table shows our consolidated catastrophe losses and related combined ratio point impact, excluding loss adjustment expenses, for the years ended December 31:

($ in millions)	2022		2021		2020	
	$	Point[1]	$	Point[1]	$	Point[1]
Personal Lines	$1,045.6	2.8	$ 652.0	1.8	$439.4	1.3
Commercial Lines	34.4	0.4	26.7	0.4	14.8	0.3
Property	580.4	25.6	633.4	31.0	423.8	24.0
Total catastrophe losses incurred	$1,660.4	3.4 pts.	$1,312.1	3.0 pts.	$878.0	2.2 pts.

[1] Represents catastrophe losses incurred during the period, including the impact of reinsurance, as a percentage of net premiums earned for each segment.

Hurricane Ian accounted for approximately 45% of the catastrophe losses in 2022, while Hurricane Ida accounted for about 30% of the 2021 losses. The remainder of the catastrophe losses were generally attributable to other hurricanes, wind and hail storms, and other severe weather events throughout the United States.

In total, our Personal Lines and Commercial Lines businesses incurred $575 million of losses from Hurricane Ian. About half of the vehicle losses were on our special lines products, including boats and recreational vehicles with boat losses comprising nearly 70% of all the special lines losses. In our boat product, we mitigate hurricane/coastal exposure with a) underwriting restrictions that limit the insured value and length of the boats, compared to non-hurricane exposed areas, and b) increased deductibles for named storms. Additionally, we segment and price our hurricane risk by territory and set rate levels with a catastrophe load based on historical losses.

For our Property business, we retained $200 million of losses and allocated loss adjustment expenses (ALAE), net of reinsurance, related to Hurricane Ian. On a gross basis, prior to giving effect to our excess of loss reinsurance contract, we estimated our Property catastrophe losses and ALAE from Hurricane Ian were $1.0 billion at the end of 2022. We have responded, and plan to continue to respond, promptly to catastrophic events when they occur in order to provide exemplary claims service to our customers.

Changes in our estimate of our ultimate losses on current catastrophes along with potential future catastrophes could have a material impact on our financial condition, cash flows, or results of operations. We reinsure various risks, including, but not limited to, catastrophic losses. We do not have catastrophe-specific reinsurance for our Personal Lines or commercial auto businesses, but we reinsure portions of our Property business. The Property business reinsurance programs include catastrophe occurrence excess of loss contracts and aggregate excess of loss contracts. We also purchase excess of loss reinsurance on our Protective Insurance workers' compensation insurance.

We evaluate our reinsurance programs during the renewal process, if not more frequently, to ensure our programs continue to effectively address the company's risk tolerance. As a result, during 2022, we entered into new reinsurance contracts under our occurrence excess of loss program for our Property business. The reinsurance program provides coverage, net of retention, of up to $2.5 billion if the first covered event occurs in Florida and up to $2.0 billion if the first covered event occurs outside of Florida. Coverage for a second event (and, potentially, for subsequent covered events) would depend on several factors, including the location and the extent of covered losses of the earlier events in the contract period. The per occurrence excess of loss program had a retention threshold for losses and ALAE from the first catastrophic event of $200 million, which is unchanged from the prior contracts, and a retention threshold for a second catastrophic event of $100 million. For 2023, the second catastrophic event retention for this coverage has been increased to $200 million. Portions of our reinsurance programs include reinstatement limits providing coverage for subsequent events, with some portions having an obligatory reinstatement of coverage. Reinstatement premiums would have no effect on our results of operations since, per our contracts, we have separate reinsurance to cover these situations.

For 2023, we entered into a new aggregate excess of loss reinsurance contract that has multiple layers of coverage, with the first retention layer threshold ranging from $500 million to $575 million, excluding named tropical storms and hurricanes, and the second retention layer threshold of $600 million, including named tropical storms and hurricanes. The first and second layers provide coverage up to $100 million and $85 million, respectively.

While the total coverage limit and per-event retention will evolve to fit the growth of our business, we expect to remain a consistent purchaser of reinsurance coverage. We were able to place our desired coverage at both June 1, 2022 and January 1, 2023 renewal events. While the cost of reinsurance in the markets in which we participate has continued to increase over the last two years and the availability of reinsurance is subject to many forces outside of our control, we did not, and do not expect to in the near term, experience a significant lack of availability of any of the types of reinsurance that we typically purchase. See *Item 1A, Risk Factors* in our 2022 Form 10-K filed with the U.S. Securities and Exchange Commission, for the year ended December 31, 2022, for a discussion of certain risks related to catastrophe events and the potential impact of climate change. See *Item 1, Business – Reinsurance* on Form 10-K and *Note 7 – Reinsurance* for a discussion of our various reinsurance programs.

The following discussion of our severity and frequency trends in our personal auto business excludes comprehensive coverage because of its inherent volatility, as it is typically linked to catastrophic losses generally resulting from adverse weather. For our commercial auto products, the reported frequency and severity trends include comprehensive coverage. Comprehensive coverage insures against damage to a customer's vehicle due to various causes other than collision, such as windstorm, hail, theft, falling objects, and glass breakage.

Total personal auto incurred severity (i.e., average cost per claim, including both paid losses and the change in case reserves) on a calendar-year basis, over the prior-year periods was as follows:

| Coverage Type | Growth Over Prior Year | | |
	2022	2021[1]	2020
Bodily injury	8 %	11 %	12 %
Collision	16	11	5
Personal injury protection	(9)	7	14
Property damage	20	8	9
Total	13	9	10

[1]Annualized year-over-2019 year

The year-over-year increase for 2022, compared to 2021, in part, reflects the impact of inflation, which continues to increase the valuation of used vehicles and total loss, repair, and medical costs.

Consistent with our prior year reporting, the year-over-year changes for 2021 are compared to 2019 on a two-year annualized basis, which we believe is more insightful when trying to understand our loss results. We believe that the 2021 trends compared to 2020 would not be meaningful for our personal auto business due to the significant impacts that COVID-19 had on our 2020 trends as a result of many factors, including shelter-in-place requirements and the timing of salvage and subrogation collections.

On a calendar-year basis, our commercial auto products' incurred severity, excluding Protective Insurance and our TNC business, increased 6% in 2022, compared to 14% in 2021 and 10% in 2020. In addition to general trends in the marketplace, the increase in our commercial auto products' severity primarily reflects shifts in the mix of business to for-hire transportation, which has higher average severity than the business auto and contractor business market targets. Since the loss patterns in the TNC business are not indicative of our other commercial auto products, disclosing severity and frequency trends excluding that business is more representative of our overall experience for the majority of our commercial auto products.

It is a challenge to estimate future severity, but we continue to monitor changes in the underlying costs, such as general inflation, used car prices, vehicle repair costs, medical costs, health care reform, court decisions, and jury verdicts, along with regulatory changes and other factors that may affect severity.

Our personal auto incurred frequency on a calendar-year basis, over the prior-year periods was as follows:

As with our personal auto severity trends, comparing 2021 to 2019 instead of 2020 provides more meaningful comparisons due to the significant impact that the COVID-19 pandemic had on frequency during 2020. For example, our total personal auto frequency increased 14% for 2021, compared to 2020, reflecting the decrease in vehicle miles travelled during 2020 that significantly reduced auto accident frequency.

On a calendar-year basis, our commercial auto products' incurred frequency, excluding Protective Insurance and our TNC business, saw an increase of about 3% in 2022 and 9% in 2021, compared to a decrease of about 15% in 2020. On a calendar-year annualized basis, for 2021, incurred frequency decreased 4% compared to 2019. The frequency increase in 2022 was in part due to an uneven recovery across different commercial auto business markets in 2021, some of which have not yet returned to pre-pandemic levels and are continuing to recover at varying rates since the COVID-19 pandemic lows.

We closely monitor the changes in frequency, but the degree or direction of near-term frequency change is not something that we are able to predict with any degree of confidence, and this challenge is exacerbated by the uncertainty of the current environment. We will continue to analyze trends to distinguish changes in our experience from other external factors, such as changes in the number of vehicles per household, miles driven, vehicle usage, gasoline prices, advances in vehicle safety, and unemployment rates, versus those resulting from shifts in the mix of our business or changes in driving patterns, to allow us to react quickly to price for these trends and to reserve more accurately for our loss exposures.

	Growth Over Prior Year		
Coverage Type	2022	2021[1]	2020[2]
Bodily injury	(4)%	(11)%	(25)%
Collision	(8)	(3)	(23)
Personal injury protection	(5)	(10)	(28)
Property damage	(5)	(11)	(27)
Total	(6)	(7)	(24)

[1] Annualized year-over-2019 year
[2] Significant decreases reflected the decrease in vehicle miles traveled as a result of the shelter-in-place restrictions put in place to help stop the spread of COVID-19.

The table below presents the actuarial adjustments implemented and the loss reserve development experienced on a companywide basis in the years ended December 31:

($ in millions)	2022	2021	2020
ACTUARIAL ADJUSTMENTS			
Reserve decrease (increase)			
Prior accident years	$(105.5)	$ (78.5)	$ (27.5)
Current accident year	(83.8)	103.9	68.4
Calendar year actuarial adjustments	$(189.3)	$ 25.4	$ 40.9
PRIOR ACCIDENT YEARS DEVELOPMENT			
Favorable (unfavorable)			
Actuarial adjustments	$(105.5)	$ (78.5)	$ (27.5)
All other development	191.8	83.2	(167.8)
Total development	$ 86.3	$ 4.7	$(195.3)
(Increase) decrease to calendar year combined ratio	0.2 pts.	0 pts.	(0.5) pts.

Total development consists of both actuarial adjustments and "all other development" on prior accident years. The actuarial adjustments represent the net changes made by our actuarial staff to both current and prior accident year reserves based on regularly scheduled reviews. Through these reviews, our actuaries identify and measure variances in the projected frequency and severity trends, which allow them to adjust the reserves to reflect the current cost trends. For our Property business, 100% of catastrophe losses are reviewed monthly, and any development on catastrophe reserves are included as part of the actuarial adjustments. For the Personal Lines and Commercial Lines businesses, development for catastrophe losses in the vehicle businesses would be reflected in "all other development," discussed below, to the extent they relate to prior year reserves.
We report these actuarial adjustments separately for the current and prior accident years to reflect these adjustments as part of the total prior accident years development.

"All other development" represents claims settling for more or less than reserved, emergence of unrecorded claims at rates different than anticipated in our incurred but not recorded (IBNR) reserves, and changes in reserve estimates on specific claims. Although we believe the development from both the actuarial adjustments and "all other development" generally results from the same factors, we are unable to quantify the portion of the reserve development that might be applicable to any one or more of those underlying factors.

Our objective is to establish case and IBNR reserves that are adequate to cover all loss costs, while incurring minimal variation from the date the reserves are initially established until losses are fully developed. Our ability to meet this objective is impacted by many factors. Changes in case law, particularly related to personal injury protection (PIP), can make it difficult to estimate reserves timely and with minimal variation. As reflected in the table above, we experienced favorable prior year development during both 2022 and 2021, compared to unfavorable prior year development in 2020.

Reserve development primarily related to the following:
- 2022 - Favorable development of $169 million in our Personal Lines segment was partially offset by unfavorable development of $82 million in Commercial Lines. The Personal Lines favorable development was primarily attributable to more subrogation and salvage recoveries and lower LAE than originally anticipated, partially offset by the higher than anticipated severity and frequency of auto property damage payments on previously closed claims and late reported injury claims. The unfavorable development in Commercial Lines was mostly driven by our TNC business, due to higher than anticipated severity of injury case reserves and higher than anticipated severity and frequency of late reported claims.
- 2021 - Favorable development of $127 million in our Personal Lines segment was offset by unfavorable development of $87 million in Commercial Lines and $36 million in Property. The Personal Lines development primarily

reflected revised estimates of our per claim settlement costs, favorable PIP reform and litigation, partially offset by higher than anticipated bodily injury severity in our personal auto business. The unfavorable development in Commercial Lines was mostly due to an increase in bodily injury severity and the emergence of large bodily injury claims, while the Property business saw more previously closed claims reopen.

- <u>2020</u> - Personal and Commercial Lines recognized unfavorable development of $111 million and $98 million, respectively, while our Property business had $14 million of favorable development. Higher than anticipated frequency of reopened PIP claims in our personal auto business and an increase in bodily injury severity and the emergence of large bodily injury claims in our Commercial Lines business drove the unfavorable development.

See *Note 6 – Loss and Loss Adjustment Expense Reserves,* for a more detailed discussion of our prior accident years development.

Underwriting Expenses
Underwriting expenses include policy acquisition costs, other underwriting expenses, and, for 2020 only, policyholder credits. The underwriting expense ratio is our underwriting expenses, net of certain fees and other revenues, expressed as a percentage of net premiums earned. For 2022, our underwriting expense ratio was down 1.1 points, compared to the prior year. The decrease in the point impact reflects a year-over-year decrease in advertising spend during 2022 and a decrease in the costs related to our annual cash-incentive program (Gainshare), which measures segment profitability and growth in policies in force. In total, our advertising spend decreased 5% during 2022, compared to the prior year, as a result of an effort to improve profitability to reach our 96 combined ratio goal.

To analyze underwriting expenses, we also review our non-acquisition expense ratio (NAER), which excludes costs related to policy acquisition, including advertising and agency commissions, from our underwriting expense ratio. By excluding acquisition costs from our underwriting expense ratio, we are able to understand costs other than those necessary to acquire new policies and grow the business. In 2022, our NAER decreased 0.2 points and 0.3 points in our Personal Lines and Property businesses, respectively, and increased 0.2 points in our Commercial Lines business, compared to 2021.

C. Growth

For our underwriting operations, we analyze growth in terms of both premiums and policies. Net premiums written represent the premiums from policies written during the period, less any premiums ceded to reinsurers. Net premiums earned, which are a function of the premiums written in the current and prior periods, are earned as revenue over the life of the policy using a daily earnings convention. Policies in force, our preferred measure of growth since it removes the variability due to rate changes or mix shifts, represents all policies under which coverage was in effect as of the end of the period specified.

For the years ended December 31, ($ in millions)	2022		2021		2020	
	$	% Growth	$	% Growth	$	% Growth
NET PREMIUMS WRITTEN						
Personal Lines						
Agency	$ 18,334.2	6 %	$ 17,257.9	7 %	$ 16,133.8	5 %
Direct	20,944.3	11	18,910.9	10	17,208.8	9
Total Personal Lines	39,278.5	9	36,168.8	8	33,342.6	7
Commercial Lines	9,398.8	17	8,015.9	51	5,315.3	11
Property	2,401.7	8	2,216.2	16	1,910.8	13
Other indemnity[1]	2.1	(51)	4.3	NM	0	0
Total underwriting operations	$ 51,081.1	10 %	$ 46,405.2	14 %	$ 40,568.7	8 %
NET PREMIUMS EARNED						
Personal Lines						
Agency	$ 17,744.7	5 %	$ 16,881.0	7 %	$ 15,789.5	6 %
Direct	20,135.5	9	18,492.3	10	16,830.6	10
Total Personal Lines	37,880.2	7	35,373.3	8	32,620.1	8
Commercial Lines	9,088.3	31	6,945.2	42	4,875.8	10
Property	2,270.0	11	2,042.5	16	1,765.7	14
Other indemnity[1]	2.7	(65)	7.7	NM	0	0
Total underwriting operations	$ 49,241.2	11 %	$ 44,368.7	13 %	$ 39,261.6	8 %

NM = Not meaningful
[1] Includes other underwriting business and run-off operations.

December 31, (# in thousands)	2022		2021		2020	
	#	% Growth	#	% Growth	#	% Growth
POLICIES IN FORCE						
Agency auto	7,766.3	(1)%	7,879.0	3 %	7,617.0	9 %
Direct auto	10,131.0	6	9,568.2	8	8,881.4	13
Total auto	17,897.3	3	17,447.2	6	16,498.4	11
Special lines[1]	5,558.1	5	5,288.5	8	4,915.1	8
Personal Lines - total	23,455.4	3	22,735.7	6	21,413.5	10
Commercial Lines	1,046.4	8	971.2	18	822.0	9
Property	2,851.3	3	2,776.2	12	2,484.4	13
Companywide total	27,353.1	3 %	26,483.1	7 %	24,719.9	11 %

[1] Includes insurance for motorcycles, watercraft, RVs, and similar items.

To analyze growth, we review new policies, rate levels, and the retention characteristics of our segments. Although new policies are necessary to maintain a growing book of business, we recognize the importance of retaining our current customers as a critical component of our continued growth.

As shown in the tables below, we measure retention by policy life expectancy. We review our customer retention for our personal auto products using both a trailing 3-month and a trailing 12-month period. We believe change in policy life expectancy using a trailing 12-month period measure is indicative of recent experience, mitigates the effects of month-to-month variability, and addresses seasonality. Although using a trailing 3-month measure is sensitive to seasonality and can reflect more volatility, this measure is more responsive to current experience and generally can be an indicator of how retention rates are moving.

D. Personal Lines
The following table shows our year-over-year changes for our Personal Lines business:

	Growth Over Prior Year		
	2022	**2021**	**2020**
Applications			
New	1%	(2)%	3%
Renewal	1	11	8
Written premium per policy - Auto	9	0	(1)
Policy life expectancy - Auto			
Trailing 3 months	(9)	(1)	7
Trailing 12 months	(22)	2	10

New application growth in our Personal Lines products was up 1% during 2022, in part driven by competitor rate increases, primarily during the second half of the year, and targeted media spend. Our personal auto new application growth was up 2% and our special lines new application growth was down 5% during the year, with the special lines decrease primarily reflecting the significant new application growth experienced during 2021, due to growth in boat, RV, and motorcycle demand. During the year, our personal auto renewal applications were relatively unchanged from the prior year and our special lines products recorded an 8% increase in renewal applications.

Results varied by consumer segment. Personal auto policies in force grew by single digits across all segments except Sam, which experienced a single digit decline. New business application growth was also up across all segments except Sam during 2022. Quote volume increased in all consumer segments, with all consumer segments seeing a decreased rate of conversion. The increases we experienced in our quote volume primarily reflected competitors raising rates.

During 2022, we implemented personal auto rate increases in 49 states that, in the aggregate, on a

countrywide basis, increased rates about 13% for the year. The rate increases, which started in the second quarter 2021 and continued throughout 2022, had a negative impact on our new and renewal business applications and policy life expectancy during 2022. During the second half of 2022, our trailing 3-month policy life expectancy, while still below the prior year, began to show signs of improvement.

Our written premium per policy increased during 2022, primarily due to the rate increases previously discussed. Our focus on achieving our target underwriting profitability takes precedence over growth. We will continue to manage growth and profitability in accordance with our long-standing goal of growing as fast as we can as long as we can provide high-quality customer service at or below a companywide 96 combined ratio on a calendar-year basis.

We report our Agency and Direct business results separately as components of our Personal Lines segment to provide further understanding of our products by distribution channel. The channel discussions below are focused on personal auto insurance since this product accounted for 94% of the Personal Lines segment net premiums written during 2022.

The Agency Business

	Growth Over Prior Year		
	2022	**2021**	**2020**
Applications - Auto			
New	(3)%	(8)%	(5)%
Renewal	(3)	8	7
Written premium per policy - Auto	11	1	0
Policy life expectancy - Auto			
Trailing 3 months	(11)	(3)	6
Trailing 12 months	(24)	1	10

The Agency business includes business written by more than 40,000 independent insurance agencies that represent Progressive, as well as brokerages in New York and California. During 2022, 19 states generated new Agency auto application growth, including 3 of our top 10 largest Agency states. New applications decreased for the Sam and Robinsons consumer segments by low double and single digits, respectively, and increased for the Wrights and Diane by single digits through the Agency channel. Policies in force decreased in all consumer segments except the Wrights.

During 2022, we experienced a 15% year-over-year increase in Agency auto quotes and a 15% decrease in the rate of conversion, primarily due to the rate increases taken during 2021 and the first half of 2022. During the fourth quarter 2022, our rate of conversion increased over the same period in 2021, reflecting the rate increases that our competitors took during 2022. All consumer segments saw an increase in quote volume and a decrease in conversion compared to the prior year. Written premium per policy for new and renewal Agency auto business increased 9% and 11%, respectively, compared to 2021. The decreases in policy life expectancy were expected given the rate actions taken over the last year.

The Direct Business

	Growth Over Prior Year		
	2022	**2021**	**2020**
Applications - Auto			
New	6 %	0 %	5 %
Renewal	3	13	11
Written premium per policy - Auto	8	(1)	(1)
Policy life expectancy - Auto			
Trailing 3 months	(6)	2	6
Trailing 12 months	(19)	3	10

The Direct business includes business written directly by Progressive online, through our Progressive mobile app, and over the phone. During 2022, we generated new Direct auto application growth in 30 states and the District of Columbia, including 3 of our top 10 largest Direct states. Total auto applications increased 3% due to growth in both new and renewal applications, primarily in the second half of 2022. New applications and policies in force increased across all consumer segments except Sam.

During 2022, we experienced an increase in Direct auto quote volume of 8%, while our rate of conversion decreased 2% for the year but began increasing toward the end of the third quarter of 2022. In addition to competitors raising rates, we also experienced gains in the efficiency of our media spend during the second half of the year, which contributed to the increase in quotes and new applications. All consumer segments saw an increase in quotes. Sam and Diane saw declines in the rate of conversion, while Wrights and Robinsons saw low single digit increases.

Written premium per policy for new and renewal Direct auto business increased 6% and 8%, respectively, during 2022, compared to last year, primarily driven by rate increases. Consistent with our Agency business, the Direct business decrease in policy life expectancy reflected the rate actions taken over the last year.

E. Commercial Lines

Our Commercial Lines business operates in five traditional business markets, which include business auto, for-hire transportation, contractor, for-hire specialty, and tow markets, primarily written through the agency channel. We also write TNC business and BOP insurance. With the acquisition of Protective Insurance during 2021, we expanded our portfolio of offerings to larger fleet and workers' compensation insurance for trucking, along with trucking industry independent contractors, and affinity programs.

The following table and discussion shows our Commercial Lines business, excluding our TNC, BOP, and Protective Insurance products, which we refer to as our commercial auto product. Year-over-year changes in our commercial auto product were as follows:

	Growth Over Prior Year		
	2022	**2021**	**2020**
Applications			
New	(1)%	27 %	5 %
Renewal	12	12	6
Written premium per policy	11	17	4
Policy life expectancy			
Trailing 12 months	(12)	11	5

Our commercial auto product experienced a year-over-year decline in new application growth in 2022, primarily reflecting a slow down from the significant amount of growth experienced in 2021, mainly in our for-hire transportation and for-hire specialty business markets, and the softening of the freight market during the year. We experienced a 3% decrease in quote volume and a 3% increase in the rate of conversion in our commercial auto business during 2022, compared to 2021, primarily driven by the for-hire transportation market.

Written premium per policy for our new and renewal commercial auto policies increased 6% and 16%, respectively, in 2022, compared to last year. The increases were primarily due to rate increases. In aggregate, rate increases for commercial auto were about 6% in 2022. Our policy life expectancy decreased compared to 2021, mainly driven by our for-hire transportation business market. Given the rise in costs to operate a trucking business, many independent owner/operators have begun to migrate back to leasing with larger motor carriers.

F. Property

The following table shows our year-over-year changes for our Property business:

	Growth Over Prior Year		
	2022	2021	2020
Applications			
New	(8)%	20 %	12 %
Renewal	8	10	14
Written premium per policy	6	1	0
Policy life expectancy			
Trailing 12 months	(7)	(9)	(3)

Our Property business writes residential property insurance for homeowners, other property owners, and renters, in the agency and direct channels. During 2022, the Property business experienced a decrease in new applications, primarily due to rate increases and other non-rate actions taken to address the profitability concerns.

Improving profitability and reducing concentration exposure continued to be the top priority for our Property business during 2022. Due to our concentration of policies in catastrophe-exposed states, severe weather events generally have greater impact on our results compared to other national carriers. In response, we began implementing underwriting changes during the second half of 2021, which continued during 2022, to focus on improving profitability and reducing growth in coastal and hail-prone states. In addition, we increased rates an average of about 19% in our Property segment during 2022, with some of the larger increases in Florida and in hail-prone states, such as Colorado and Oklahoma.

The targeted rate increases taken during the year are beginning to be earned into the book of business; however, we realize that our rate actions and underwriting activities to limit growth in the coastal and hail-prone states and to increase our exposure in states with traditionally less catastrophe exposure will require more time than originally anticipated. Combined with the continued extent of the weather-related losses, this prompted us to reevaluate the portion of goodwill related to our 2015 acquisition of ARX and assigned to our Property business for impairment during the year,

resulting in a non-cash goodwill impairment charge of $224.8 million, which represented the entire amount of goodwill assigned to the Property business.

Our written premium per policy increased on a year-over-year basis, primarily attributable to rate increases, a portion of which were taken later in the year, and providing higher premium coverages to account for inflation. The written premium per policy increase was partially offset by a shift in the mix of business to a larger share of renters policies, which have lower written premiums per policy, and slower homeowners growth in volatile states that have higher average premiums. Our policy life expectancy decreased compared to last year, primarily due to the targeted rate increases in states where we were not achieving our profitability targets. We intend to continue to make targeted rate increases in states where we believe it is necessary to achieve our profitability targets.

G. Litigation

The Progressive Corporation and/or its insurance subsidiaries are named as defendants in various lawsuits arising out of claims made under insurance policies issued by its subsidiaries in the ordinary course of business. We consider all legal actions relating to such claims in establishing our loss and loss adjustment expense reserves.

In addition, various Progressive entities are named as defendants in a number of alleged class/collective/representative actions or individual lawsuits arising out of the operations of the insurance subsidiaries. These cases include those alleging damages as a result of, among other things, our practices in evaluating or paying medical or injury claims or benefits, including, but not limited to, personal injury protection, medical payments, uninsured motorist/underinsured motorist, bodily injury benefits, and workers' compensation, and for reimbursing medical costs incurred by Medicare/Medicaid beneficiaries; our practices in evaluating or paying physical damage claims, including, but not limited to, our payment of total loss claims, application of a negotiation adjustment in calculating total loss valuations, and labor rates paid to auto body repair shops; our insurance product design, including our response to the COVID-19 pandemic; employment matters; commercial disputes, including breach of contract; and cases challenging other aspects of our claims or marketing practices or other business operations. Other insurance companies and/or large employers face many of these same issues. During the last three years, we have settled several class/collective action and individual lawsuits. These settlements did not have a material effect on our financial condition, cash flows, or results of operations. See *Note 12 – Litigation* for a more detailed discussion.

H. Income Taxes

At December 31, 2022, we had net current income taxes payable of $10.9 million, which were reported in accounts payable, accrued expenses, and other liabilities, compared to recoverable income taxes of $19.2 million at December 31, 2021, which were reported in other assets on our consolidated balance sheets. This balance may fluctuate between an asset and a liability from period to period due to normal timing differences. See *Note 5 – Income Taxes* for further information.

A deferred tax asset or liability is a tax benefit or expense, respectively, that is expected to be realized in a future tax return. At December 31, 2022, we reported a net deferred tax asset, compared to a net deferred tax liability at December 31, 2021. The change to a deferred asset from a deferred liability was primarily due to unrealized losses on securities in the fixed-income and equity portfolios occurring in 2022.

We are required to assess our deferred tax assets for recoverability and, based on our analysis, determined that we did not need a valuation allowance on our gross deferred tax assets for either year. Although realization of the gross deferred tax assets is not assured, management believes it is more likely than not that the gross deferred tax assets will be realized based on our expectation we will be able to fully utilize the deductions that are ultimately recognized for tax purposes. We believe our deferred tax asset related to net unrealized losses on fixed-maturity securities will be realized based on the existence of prior year capital gains, current temporary differences related to unrealized gains in our equity portfolio, and other tax planning strategies.

Our effective tax rate was 22% for 2022, compared to 20% in both 2021 and 2020. The increase in the effective tax rate during 2022, compared to 2021 and 2020, was in part attributable to the goodwill impairment in 2022, which is not deductible for income tax purposes.

Consistent with prior years, we had no uncertain tax positions. See *Note 5 – Income Taxes* for further information.

IV. RESULTS OF OPERATIONS – INVESTMENTS

A. Portfolio Summary

At year-end 2022, the fair value of our investment portfolio was $53.5 billion, compared to $51.5 billion at year-end 2021. The increase in value from year-end 2021 primarily reflected the proceeds of the $1.5 billion debt issuance in March 2022 and positive cash flows from our underwriting operations, offset by declines in the valuations of our portfolio. Our investment income (interest and dividends) increased 46% in 2022 and decreased 8% in 2021. This increase in 2022 was primarily due to an increase in interest rates on floating-rate securities in our portfolio and purchases of new investments with higher coupon rates, while the decrease in the prior year reflected lower yields partially offset by an increase in invested assets.

B. Investment Results

Our management philosophy governing the portfolio is to evaluate investment results on a total return basis. The fully taxable equivalent (FTE) total return includes recurring investment income, adjusted to a fully taxable amount for certain securities that receive preferential tax treatment (e.g., municipal securities), and total net realized, and changes in total unrealized, gains (losses) on securities.

The following summarizes investment results for the years ended December 31:

	2022	2021	2020
Pretax recurring investment book yield	2.4 %	1.9 %	2.4 %
FTE total return:			
Fixed-income securities	(6.6)	(0.1)	6.7
Common stocks	(19.4)	33.4	24.3
Total portfolio	(7.8)	2.6	7.9

The increase in the book yield during 2022 primarily reflected investing new cash from operations and proceeds from maturing bonds at higher interest rates and an increase in interest rates on our floating-rate securities. The decrease in the fixed-income total return, compared to last year, reflected the impact of rising interest rates during the last twelve months, as well as widening credit spreads, while the decrease in common stocks reflected general market conditions.

A further break-down of our FTE total returns for our fixed-income portfolio for the years ended December 31, follows:

	2022	2021	2020
Fixed-income securities:			
U.S. Treasury Notes	(7.8)%	(1.2)%	7.4 %
Municipal bonds	(8.3)	(0.2)	9.4
Corporate bonds	(6.0)	(0.4)	8.4
Residential mortgage-backed securities	0.6	1.3	3.0
Commercial mortgage-backed securities	(9.5)	0.5	4.2
Other asset-backed securities	(1.6)	0.7	2.8
Preferred stocks	(8.3)	6.9	6.6
Short-term investments	1.5	0.1	1.0

C. Portfolio Allocation

The composition of the investment portfolio at December 31, was:

($ in millions)		Fair Value	% of Total Portfolio	Duration (years)	Average Rating[1]
2022					
U.S. government obligations	$	25,167.4	47.0 %	3.7	AAA
State and local government obligations		1,977.1	3.7	3.5	AA+
Foreign government obligations		15.5	0.1	3.5	AAA
Corporate debt securities		9,412.7	17.6	2.8	BBB
Residential mortgage-backed securities		666.8	1.2	0.4	A
Commercial mortgage-backed securities		4,663.5	8.7	2.7	A+
Other asset-backed securities		4,564.6	8.5	1.1	AA+
Preferred stocks		1,397.5	2.6	2.8	BBB-
Short-term investments		2,861.7	5.4	0.1	AAA-
Total fixed-income securities		50,726.8	94.8	2.9	AA
Common equities		2,821.5	5.2	na	na
Total portfolio[2]	$	53,548.3	100.0 %	2.9	AA
2021					
U.S. government obligations	$	18,488.2	35.9 %	3.6	AAA
State and local government obligations		2,185.3	4.2	3.6	AA+
Foreign government obligations		17.9	0.1	4.5	AAA
Corporate debt securities		10,692.1	20.7	2.9	BBB
Residential mortgage-backed securities		790.0	1.5	0.4	A-
Commercial mortgage-backed securities		6,535.6	12.7	3.2	A+
Other asset-backed securities		4,982.3	9.7	1.2	AA
Preferred stocks		1,821.6	3.6	3.6	BBB-
Short-term investments		942.6	1.8	0.2	AA
Total fixed-income securities		46,455.6	90.2	3.0	AA-
Common equities		5,058.5	9.8	na	na
Total portfolio[2]	$	51,514.1	100.0 %	3.0	AA-

na = not applicable

[1] Represents ratings at period end. Credit quality ratings are assigned by nationally recognized statistical rating organizations. To calculate the weighted average credit quality ratings, we weight individual securities based on fair value and assign a numeric score of 0-5, with non-investment-grade and non-rated securities assigned a score of 0-1. To the extent the weighted average of the ratings falls between AAA and AA+, we assign an internal rating of AAA-.

[2] At December 31, 2022, we had $34.4 million of net unsettled security transactions included in other assets, compared to $143.4 million included in other liabilities at December 31, 2021.

The total fair value of the portfolio at December 31, 2022 and 2021, included $4.4 billion and $4.2 billion, respectively, of securities held in a consolidated, non-insurance subsidiary of the holding company, net of any unsettled security transactions.

Our asset allocation strategy is to maintain 0%-25% of our portfolio in Group I securities, with the balance (75%-100%) of our portfolio in Group II securities.

We define Group I securities to include:
- common equities,
- nonredeemable preferred stocks,
- redeemable preferred stocks, except for 50% of investment-grade redeemable preferred stocks with cumulative dividends, which are included in Group II, and
- all other non-investment-grade fixed-maturity securities.

Group II securities include:
- short-term securities, and
- all other fixed-maturity securities, including 50% of investment-grade redeemable preferred stocks with cumulative dividends.

We believe this asset allocation strategy allows us to appropriately assess the risks associated with these securities for capital purposes and is in line with the treatment by our regulators.

The following table shows the composition of our Group I and Group II securities at December 31:

| ($ in millions) | 2022 | | 2021 | |
	Fair Value	% of Total Portfolio	Fair Value	% of Total Portfolio
Group I securities:				
Non-investment-grade fixed maturities	$ 1,249.2	2.3 %	$ 2,032.4	3.9 %
Redeemable preferred stocks[1]	92.1	0.2	90.9	0.2
Nonredeemable preferred stocks	1,213.2	2.3	1,639.9	3.2
Common equities	2,821.5	5.2	5,058.5	9.8
Total Group I securities	5,376.0	10.0	8,821.7	17.1
Group II securities:				
Other fixed maturities	45,310.6	84.6	41,749.8	81.1
Short-term investments	2,861.7	5.4	942.6	1.8
Total Group II securities	48,172.3	90.0	42,692.4	82.9
Total portfolio	$ 53,548.3	100.0 %	$ 51,514.1	100.0 %

[1] We held no non-investment-grade redeemable preferred stocks at December 31, 2022 or 2021.

To determine the allocation between Group I and Group II, we use the credit ratings from models provided by the National Association of Insurance Commissioners (NAIC) for classifying our residential and commercial mortgage-backed securities, excluding interest-only securities, and the credit ratings from nationally recognized statistical rating organizations (NRSROs) to classify all other debt securities. NAIC ratings are based on a model that considers the book price of our securities when assessing the probability of future losses in assigning a credit rating.

Unrealized Gains and Losses
As of December 31, 2022, our fixed-maturity portfolio had pretax net unrealized losses, recorded as part of accumulated other comprehensive income, of $3,537.6 million, compared to net unrealized gains of $71.4 million at December 31, 2021. The decrease from

As a result, NAIC ratings can vary from credit ratings issued by NRSROs. Management believes NAIC ratings more accurately reflect our risk profile when determining the asset allocation between Group I and II securities.

The decrease in the percentage of Group I securities in 2022 was driven by sales and valuation declines in our common equity portfolio, with the proceeds from the common equity sales and the $1.5 billion debt offering in March 2022 reinvested in Group II short-term investments.

2021 was due to increasing interest rates across our fixed-maturity portfolio and wider credit spreads outside of our short-term and Treasury portfolios. See *Note 2 – Investments* for a further break-out of our gross unrealized gains (losses).

Holding Period Gains (Losses)

The following table provides the balance and activity for both the gross and net holding period gains (losses) for 2022:

(millions)	Gross Holding Period Gains	Gross Holding Period Losses	Net Holding Period Gains (Losses)
Balance at December 31, 2021			
Hybrid fixed-maturity securities	$ 13.0	$ (5.5)	$ 7.5
Equity securities[1]	3,877.2	(14.7)	3,862.5
Total holding period securities	3,890.2	(20.2)	3,870.0
Current year change in holding period securities			
Hybrid fixed-maturity securities	(11.7)	(70.3)	(82.0)
Equity securities[1]	(1,850.6)	(167.5)	(2,018.1)
Total changes in holding period securities	(1,862.3)	(237.8)	(2,100.1)
Balance at December 31, 2022			
Hybrid fixed-maturity securities	1.3	(75.8)	(74.5)
Equity securities[1]	2,026.6	(182.2)	1,844.4
Total holding period securities	$ 2,027.9	$ (258.0)	$ 1,769.9

[1]Equity securities include common equities and nonredeemable preferred stocks.

Changes in holding period gains (losses), similar to unrealized gains (losses) in our fixed-maturity portfolio, are the result of changes in market performance as well as sales of securities based on various portfolio management decisions.

Fixed-Income Securities

The fixed-income portfolio is managed internally and includes fixed-maturity securities, short-term investments, and nonredeemable preferred stocks. Following are the primary exposures for the fixed-income portfolio.

Interest Rate Risk This risk includes the change in value resulting from movements in the underlying market rates of debt securities held. We manage this risk by maintaining the portfolio's duration (a measure of the portfolio's exposure to changes in interest rates) between 1.5 and 5 years. The duration of the fixed-income portfolio was 2.9 years at December 31, 2022, compared to 3.0 years at December 31, 2021. The distribution of duration and convexity (i.e., a measure of the speed at which the duration of a security is expected to change based on a rise or fall in interest rates) is monitored on a regular basis.

The duration distribution of our fixed-income portfolio, excluding short-term investments, represented by the interest rate sensitivity of the comparable benchmark U.S. Treasury Notes, at December 31, was:

Duration Distribution	2022	2021
1 year	17.5 %	22.0 %
2 years	16.9	18.8
3 years	21.3	23.5
5 years	25.1	17.6
7 years	14.0	13.1
10 years	5.2	5.0
Total fixed-income portfolio	100.0 %	100.0 %

Credit Risk This exposure is managed by maintaining an A+ minimum average portfolio credit quality rating, as defined by NRSROs. At December 31, 2022, our credit quality rating was AA and at December 31, 2021 our credit quality rating was AA-. The credit quality distribution of the fixed-income portfolio at December 31, was:

Average Rating	2022	2021
AAA	65.5 %	54.7 %
AA	6.4	8.7
A	7.6	8.6
BBB	17.2	21.7
Non-investment grade/non-rated:[1]		
BB	2.5	4.8
B	0.5	1.1
CCC and lower	0.1	0.1
Non-rated	0.2	0.3
Total fixed-income portfolio	100.0 %	100.0 %

[1] The ratings in the table above are assigned by NRSROs.

Concentration Risk Our investment constraints limit investment in a single issuer, other than U.S. Treasury Notes or a state's general obligation bonds, to 2.5% of shareholders' equity, while the single issuer guideline on preferred stocks and/or non-investment-grade debt is 1.25% of shareholders' equity. Additionally, the guideline applicable to any state's general obligation bonds is 6% of shareholders' equity. We consider concentration risk both overall and in the context of individual asset classes and sectors, including but not limited to common equities, residential and commercial mortgage-backed securities, municipal bonds, and high-yield bonds. At December 31, 2022 and 2021, we were within all of the constraints described above.

Prepayment and Extension Risk We are exposed to this risk especially in our asset-backed (i.e., structured product) and preferred stock portfolios. Prepayment risk includes the risk of early redemption of security principal that may need to be reinvested at less attractive rates. Extension risk includes the risk that a security will not be redeemed when anticipated, and that the security that is extended will have a lower yield than a security we might be able to obtain by reinvesting the expected redemption principal. Our holdings of different types of structured debt and preferred securities help manage this risk. During 2022 and 2021, we did not experience significant adverse prepayment or extension of principal relative to our cash flow expectations in the portfolio.

Liquidity Risk Our overall portfolio remains very liquid and we believe that it is sufficient to meet expected near-term liquidity requirements. The short-to-intermediate duration of our portfolio provides a source of liquidity, as we expect approximately $7.8 billion, or 36.0%, of principal repayment from our fixed-income portfolio, excluding U.S. Treasury Notes and short-term investments, during 2023. Cash from interest and dividend payments provides an additional source of recurring liquidity.

The duration of our U.S. government obligations, which are included in the fixed-income portfolio, was comprised of the following at December 31, 2022:

($ in millions)	Fair Value	Duration (years)
U.S. Treasury Notes		
Less than one year	$ 834.0	0.7
One to two years	5,565.6	1.5
Two to three years	3,984.0	2.5
Three to five years	8,303.4	4.1
Five to seven years	4,476.4	5.6
Seven to ten years	2,004.0	7.9
Total U.S. Treasury Notes	$25,167.4	3.7

ASSET-BACKED SECURITIES

Included in the fixed-income portfolio are asset-backed securities, which were comprised of the following at December 31:

($ in millions)	Fair Value		Net Unrealized Gains (Losses)	% of Asset-Backed Securities	Duration (years)	Average Rating (at period end)[1]
2022						
Residential mortgage-backed securities	$	666.8	$ (17.2)	6.7 %	0.4	A
Commercial mortgage-backed securities		4,663.5	(782.5)	47.1	2.7	A+
Other asset-backed securities		4,564.6	(259.6)	46.2	1.1	AA+
Total asset-backed securities	$	9,894.9	$ (1,059.3)	100.0 %	1.8	AA-
2021						
Residential mortgage-backed securities	$	790.0	$ 1.7	6.4 %	0.4	A-
Commercial mortgage-backed securities		6,535.6	(25.4)	53.1	3.2	A+
Other asset-backed securities		4,982.3	0.9	40.5	1.2	AA
Total asset-backed securities	$	12,307.9	$ (22.8)	100.0 %	2.2	AA-

[1] The credit quality ratings are assigned by NRSROs.

Residential Mortgage-Backed Securities (RMBS) The following table details the credit quality rating and fair value of our RMBS, along with the loan classification and a comparison of the fair value at December 31, 2022, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Residential Mortgage-Backed Securities (at December 31, 2022)

($ in millions) Average Rating[1]	Non-Agency		Government/GSE[2]		Total		% of Total
AAA	$	124.4	$	1.2	$	125.6	18.8 %
AA		24.7		0.4		25.1	3.8
A		392.2		0		392.2	58.8
BBB		115.3		0		115.3	17.3
Non-investment grade/non-rated:							
BB		0.5		0		0.5	0.1
B		0		0		0	0
CCC and lower		2.1		0		2.1	0.3
Non-rated		6.0		0		6.0	0.9
Total fair value	$	665.2	$	1.6	$	666.8	100.0 %
Increase (decrease) in value		(4.2)%		(4.1)%		(4.2)%	

[1] The credit quality ratings are assigned by NRSROs; when we assigned the NAIC ratings for our RMBS, 98% of our non-investment-grade securities were rated investment grade and reported as Group II securities, with the remainder classified as Group I.

[2] The securities in this category are insured by a Government Sponsored Entity (GSE) and/or collateralized by mortgage loans insured by the Federal Housing Administration (FHA) or the U.S. Department of Veteran Affairs (VA).

In the residential mortgage-backed sector, our portfolio consists of bonds that are backed by high-quality borrowers in the underlying mortgages or have strong structural protections. During 2022, we selectively added to our portfolio and opportunistically sold some of the securities at attractive levels.

Commercial Mortgage-Backed Securities (CMBS) The following table details the credit quality rating and fair value of our CMBS, along with a comparison of the fair value at December 31, 2022, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Commercial Mortgage-Backed Securities (at December 31, 2022)

($ in millions) Average Rating[1]	Multi-Borrower	Single-Borrower	Total	% of Total
AAA	$ 216.9	$ 1,213.9	$1,430.8	30.7 %
AA	0	989.2	989.2	21.2
A	0	933.8	933.8	20.0
BBB	0	931.6	931.6	20.0
Non-investment grade/non-rated:				
BB	0	378.1	378.1	8.1
B	0	0	0	0
Total fair value	$ 216.9	$ 4,446.6	$4,663.5	100.0 %
Increase (decrease) in value	(6.4)%	(14.7)%	(14.4)%	

[1]The credit quality ratings are assigned by NRSROs; when we assigned the NAIC ratings for our CMBS, 31% of our non-investment-grade securities were rated investment grade and reported as Group II securities, with the remainder classified as Group I.

The CMBS portfolio experienced wider spreads and high volatility in 2022. New issuance in the single-asset single-borrower (SASB) market slowed significantly in the second half of the year due to less favorable market conditions, as well as low trading volumes and liquidity in the secondary trading market. Given ongoing uncertainty about future trajectory of the economy and its impact on real estate, we reduced certain positions that we believed would be sensitive to potential future economic weakness.

Other Asset-Backed Securities (OABS) The following table details the credit quality rating and fair value of our OABS, along with a comparison of the fair value at December 31, 2022, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Other Asset-Backed Securities (at December 31, 2022)

($ in millions) Average Rating	Automobile	Collateralized Loan Obligations	Student Loan	Whole Business Securitizations	Equipment	Other	Total	% of Total
AAA	$1,007.6	$1,115.2	$ 41.3	$ 0	$535.0	$185.6	$2,884.7	63.2 %
AA	96.5	575.0	5.2	0	79.7	21.6	778.0	17.0
A	15.8	0	6.9	0	110.2	135.1	268.0	5.9
BBB	6.7	0	0	563.4	0	34.2	604.3	13.2
Non-investment grade/ non-rated:								
BB	0	0	0	0	0	29.6	29.6	0.7
Total fair value	$1,126.6	$1,690.2	$ 53.4	$563.4	$724.9	$406.1	$4,564.6	100.0 %
Increase (decrease) in value	(1.5)%	(5.0)%	(10.5)%	(13.7)%	(1.9)%	(10.2)%	(5.4)%	

As valuations across other asset classes were more attractive, we maintained our allocation to the OABS portfolio fairly consistently over the last 12 months.

MUNICIPAL SECURITIES

The following table details the credit quality rating of our municipal securities at December 31, 2022, without the benefit of credit or bond insurance:

Municipal Securities (at December 31, 2022)

(millions) Average Rating	General Obligations	Revenue Bonds	Total
AAA	$ 588.0	$ 238.7	$ 826.7
AA	432.0	678.6	1,110.6
A	0	37.5	37.5
BBB	0	2.1	2.1
Non-rated	0	0.2	0.2
Total	$ 1,020.0	$ 957.1	$ 1,977.1

Included in revenue bonds were $480.2 million of single-family housing revenue bonds issued by state housing finance agencies, of which $314.1 million were supported by individual mortgages held by the state housing finance agencies and $166.1 million were supported by mortgage-backed securities.

Of the programs supported by mortgage-backed securities, 84% were collateralized by Ginnie Mae mortgages, which are fully guaranteed by the U.S. government; the remaining 16% were collateralized by Fannie Mae and Freddie Mac mortgages. Of the programs supported by individual mortgages held by the state housing finance agencies, the overall credit quality rating was AA+. Most of these mortgages were supported by FHA, VA, or private mortgage insurance providers.

Credit spreads of tax-exempt municipal bonds tightened during 2022, while spreads of taxable municipal bonds widened. Our allocation to this sector declined modestly during the year.

CORPORATE SECURITIES

The following table details the credit quality rating of our corporate securities at December 31, 2022:

Corporate Securities (at December 31, 2022)

(millions) Average Rating	Consumer	Industrial	Communication	Financial Services	Technology	Basic Materials	Energy	Total
AA	$ 22.4	$ 0	$ 0	$ 329.0	$ 0	$ 0	$ 41.4	$ 392.8
A	386.6	281.7	158.4	1,066.5	28.5	113.4	183.7	2,218.8
BBB	2,178.0	1,228.8	114.7	935.3	472.9	12.6	901.4	5,843.7
Non-investment grade/ non-rated:								
BB	204.7	107.2	194.5	91.5	33.2	0	31.0	662.1
B	214.7	7.1	0	0	0	24.4	0	246.2
CCC and lower	49.1	0	0	0	0	0	0	49.1
Total fair value	$ 3,055.5	$ 1,624.8	$ 467.6	$ 2,422.3	$ 534.6	$ 150.4	$ 1,157.5	$ 9,412.7

The size of our corporate debt portfolio decreased to $9.4 billion at December 31, 2022 from $10.7 billion at December 31, 2021. This decrease was due to securities that matured and a decline in the portfolio valuation due to the increase in interest rates.

We slightly shortened the maturity profile of the corporate debt portfolio during 2022. The duration of the corporate portfolio was 2.8 years at December 31, 2022, compared to 2.9 years at December 31, 2021. Overall, our corporate securities, as a percentage of the fixed-income portfolio, decreased during 2022. At December 31, 2022, our corporate debt securities made up approximately 19% of the fixed-income portfolio, compared to approximately 23% at December 31, 2021. This decrease reflects our more conservative stance in the economic environment prevailing during the year.

PREFERRED STOCKS – REDEEMABLE AND NONREDEEMABLE

The table below shows the exposure break-down for our preferred stocks by sector and rating at year end:

	Preferred Stocks (at December 31, 2022)						
	Financial services						
(millions) Average Rating	U.S. Banks	Foreign Banks	Insurance	Other Financial	Industrials	Utilities	Total
BBB	$ 742.9	$ 34.4	$ 95.2	$ 27.9	$ 134.7	$ 42.7	$ 1,077.8
Non-investment grade/ non-rated:							
BB	135.4	38.1	0	0	24.8	37.6	235.9
Non-rated	0	0	43.8	23.6	16.4	0	83.8
Total fair value	$ 878.3	$ 72.5	$ 139.0	$ 51.5	$ 175.9	$ 80.3	$ 1,397.5

The majority of our preferred securities have fixed-rate dividends until a call date and then, if not called, generally convert to floating-rate dividends. The interest rate duration of our preferred securities is calculated to reflect the call, floor, and floating-rate features. Although a preferred security will remain outstanding if not called, its interest rate duration will reflect the variable nature of the dividend. Our non-investment-grade preferred stocks were with issuers that maintain investment-grade senior debt ratings.

We also face the risk that dividend payments on our preferred stock holdings could be deferred for one or more periods or skipped entirely. As of December 31, 2022, all of our preferred securities continued to pay their dividends in full and on time. Approximately 80% of our preferred stock securities pay dividends that have tax preferential characteristics, while the balance pay dividends that are fully taxable.

During 2022, our preferred portfolio declined to $1.4 billion at December 31, 2022, from $1.8 billion at December 31, 2021. This decline is primarily due to a decrease in the market valuation of preferred securities as credit spreads widened and interest rates increased.

Common Equities

Common equities, as reported on the consolidated balance sheets at December 31, were comprised of the following:

($ in millions)	2022		2021	
Common stocks	$2,801.7	99.3 %	$5,041.6	99.7 %
Other risk investments[1]	19.8	0.7	16.9	0.3
Total common equities	$2,821.5	100.0 %	$5,058.5	100.0 %

[1]The other risk investments consist of limited partnership interests.

The majority of our common stock portfolio consists of individual holdings selected based on their contribution to the correlation with the Russell 1000 Index. We held 789 out of 1,010, or 78%, of the common stocks comprising the index at December 31, 2022, which made up 95% of the total market capitalization of the index. At December 31, 2022 and 2021, the year-to-date total return of the indexed portfolio, based on GAAP income, was within our targeted tracking error, which is +/- 50 basis points.

During 2022, we sold common equity securities, which were in a realized gain position, as part of our plan to incrementally reduce risk in the portfolio in response to the likelihood of a more difficult economic environment over the near term.

The following is a summary of our indexed common stock portfolio holdings by sector compared to the Russell 1000 Index composition:

Sector	Equity Portfolio Allocation at December 31, 2022	Russell 1000 Allocation at December 31, 2022	Russell 1000 Sector Return in 2022
Consumer discretionary	13.5 %	14.1 %	(34.8) %
Consumer staples	5.9	6.3	3.5
Financial services	12.0	11.3	(11.0)
Health care	15.1	14.4	(4.0)
Materials and processing	2.0	2.2	(8.8)
Other energy	5.1	5.2	61.5
Producer durable	13.7	13.3	(13.2)
Real estate	2.8	3.1	(25.4)
Technology	24.0	24.1	(34.6)
Telecommunications	2.9	2.7	(21.2)
Utilities	3.0	3.3	0.6
Total common stocks	100.0 %	100.0 %	(19.1) %

For 2022, our common stock portfolio FTE total return was (19.4)%, compared to (19.1)% for the Russell 1000 Index, due to common stocks we hold outside of the index.

V. CRITICAL ACCOUNTING POLICIES

Progressive is required to make certain estimates and assumptions when preparing its financial statements and accompanying notes in conformity with GAAP. Actual results could differ from those estimates in a variety of areas. The two areas we view as most critical with respect to the application of estimates and assumptions is the establishment of our loss reserves and the methods for measuring expected credit losses on financial instruments.

A. Loss and LAE Reserves

Loss and loss adjustment expense (LAE) reserves represent our best estimate of our ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. At December 31, 2022, we had $24.8 billion of net loss and LAE reserves (net of reinsurance recoverables on unpaid losses), which included $19.7 billion of case reserves and $5.1 billion of incurred but not recorded (IBNR) reserves. Personal auto liability and commercial auto liability reserves represent approximately 90% of our total carried net reserves. For this reason, the following discussion focuses on our vehicle businesses.

We do not review our loss reserves on a macro level and, therefore, do not derive a companywide range of reserves to compare to a standard deviation. Instead, we review a large majority of our reserves by product/

state subset combinations on a quarterly time frame, with the remaining reserves generally reviewed on a semiannual basis. A change in our scheduled reviews of a particular subset of the business depends on the size of the subset or emerging issues relating to the product or state. By reviewing the reserves at such a detailed level, we have the ability to identify and measure variances in the trends by state, product, and line coverage that otherwise would not be seen on a consolidated basis. We believe our comprehensive process of reviewing at a subset level provides us more meaningful estimates of our aggregate loss reserves.

In analyzing the ultimate accident year loss and LAE experience, our actuarial staff reviews in detail, at the subset level, frequency (number of losses per earned car year), severity (dollars of loss per each claim), and average premium (dollars of premium per earned car year), as well as the frequency and severity of our LAE costs. The loss ratio, a primary measure of loss experience, is equal to the product of frequency times severity divided by the average premium. The average premium for personal and commercial auto businesses is not estimated. The actual frequency experienced will vary depending on the change in the mix in class of drivers we insure, but the IBNR frequency projections for these lines of business are generally stable in the short term, because a large majority of the parties involved in an accident report their claims within a short time period after the occurrence. The severity experienced by Progressive is much more difficult to estimate, especially for injury claims, since severity is affected by changes in underlying costs, such as medical costs, jury verdicts, judicial interpretations, and regulatory changes. In addition, severity will vary relative to the change in our mix of business by limit.

Assumptions regarding needed reserve levels made by the actuarial staff take into consideration influences on available historical data that reduce the predictiveness of our projected future loss costs. Internal considerations that are process-related, which generally result from changes in our claims organization's activities, include claim closure rates, the number of claims that are closed without payment, and the level of the claims representatives' estimates of the needed case reserve for each claim. These changes and their effect on the historical data are studied at the state level versus on a larger, less indicative, countrywide basis.

External items considered include the litigation atmosphere, changes in medical costs, and the availability of services to resolve claims. These also are better understood at the state level versus at a more macro, countrywide level. These items, as well as additional considerations such as the type of accident and change in reporting patterns, are closely monitored.

At December 31, 2022, we had $30.4 billion of carried gross reserves and $24.8 billion of net reserves. Our net reserve balance assumes that the loss and LAE severity for accident year 2022 over accident year 2021 would be 9.1% higher for personal auto liability and 8.9% higher for commercial auto liability. As discussed above, the severity estimates are influenced by many variables that are difficult to precisely quantify and which influence the final amount of claims settlements. That, coupled with changes in internal claims practices, the legal environment, and state regulatory requirements, requires significant judgment in the estimate of the needed reserves to be carried.

The following table highlights what the effect would be to our carried loss and LAE reserves, on a net basis, as of December 31, 2022, if during 2023 we were to experience the indicated change in our estimate of severity for the 2022 accident year (i.e., claims that occurred in 2022):

| (millions) | Estimated Changes in Severity for Accident Year 2022 | | | | |
	-4%	-2%	As Reported	+2%	+4%
Personal auto liability	$ 14,368.4	$ 14,695.0	$ 15,021.6	$ 15,348.2	$ 15,674.8
Commercial auto liability	7,144.1	7,239.7	7,335.3	7,430.9	7,526.5
Other[1]	2,443.2	2,443.2	2,443.2	2,443.2	2,443.2
Total	$ 23,955.7	$ 24,377.9	$ 24,800.1	$ 25,222.3	$ 25,644.5

[1]Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.

Note: Every percentage point change in our estimate of severity for the 2022 accident year would affect our personal auto liability reserves by $163.3 million and our commercial auto reserves by $47.8 million.

Our 2022 year-end loss and LAE reserve balance also includes claims from prior years. Claims that occurred in 2022, 2021, and 2020, in the aggregate, accounted for approximately 92% of our reserve balance. If during 2023 we were to experience the indicated change in our estimate of severity for the total of the prior three accident years (i.e., 2022, 2021, and 2020), the effect to our year-end 2022 reserve balances would be as follows:

| (millions) | Estimated Changes in Severity for Accident Years 2022, 2021, and 2020 | | | | |
	-4%	-2%	As Reported	+2%	+4%
Personal auto liability	$ 13,259.2	$ 14,140.4	$ 15,021.6	$ 15,902.8	$ 16,784.0
Commercial auto liability	6,889.7	7,112.5	7,335.3	7,558.1	7,780.9
Other[1]	2,443.2	2,443.2	2,443.2	2,443.2	2,443.2
Total	$ 22,592.1	$ 23,696.1	$ 24,800.1	$ 25,904.1	$ 27,008.1

[1]Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.

Note: Every percentage point change in our estimate of severity for the 2022, 2021, and 2020 accident years would affect our personal auto liability reserves by $440.6 million and our commercial auto reserves by $111.4 million.

Our best estimate of the appropriate amount for our reserves as of year-end 2022 is included in our financial statements for the year. Our goal is to ensure that total reserves are adequate to cover all loss costs, while sustaining minimal variation from the time reserves are initially established until losses are fully developed. At the point in time when reserves are set, we have no way of knowing whether our reserve estimates will prove to be high or low, or whether one of the alternative scenarios discussed above is reasonably likely to occur. The above tables show the potential favorable or unfavorable development we will realize if our estimates miss by 2% or 4%.

B. Credit Losses on Financial Instruments

An allowance for credit losses is established when the ultimate realization of a financial instrument is determined to be impaired due to a credit event. Measurement of expected credit losses is based on judgment when considering relevant information about past events, including historical loss experience, current conditions, and forecasts of the collectability of the reported financial instrument. The allowance for expected credit losses is measured and recorded at the point ultimate recoverability of the financial instrument is expected to be impaired, including upon the initial recognition of the financial instrument, where warranted. We evaluate financial instrument credit losses related to our available-for-sale securities, reinsurance recoverables, and premiums receivables. Due to the complex nature in evaluating credit loss for our available-for-sale financial instruments, we view the estimates and assumptions used in our analysis as critical.

We routinely monitor our fixed-maturity portfolio for pricing changes that might indicate potential losses exist and perform detailed reviews of securities with unrealized losses to determine if an allowance for credit losses, a change to an existing allowance (recovery or additional loss), or a write-off for an amount deemed uncollectible needs to be recorded. In such cases, changes in fair value are evaluated to determine the extent to which such changes are attributable to:

(i) credit related losses, which are specific to the issuer (e.g., financial conditions, business prospects) where the present value of cash flows expected to be collected is lower than the amortized cost basis of the security or (ii) market related factors, such as interest rates or credit spreads.

If we do not expect to hold the security to allow for a potential recovery of those expected losses, we will write down the security to fair value and recognize a realized loss in the comprehensive income statement.

For securities whose losses are credit related losses, and for which we do not intend to sell in the near term, we will review the non-market components to determine if a potential future credit loss exists, based on available financial data related to the fixed-maturity securities. If we project that a credit loss exists, we will record an allowance for the credit loss and recognize a realized loss in the comprehensive income statement. For all securities for which an allowance for credit losses has been established, we will re-evaluate the securities, at least quarterly, to determine if further deterioration has occurred or if we project a subsequent recovery in the expected losses, which would require an adjustment to the allowance for credit losses. To the extent we determine that we will likely sell a security prior to recovery of the credit loss, or if the loss is deemed uncollectible, we will write down the security to its fair value and reverse any credit loss allowance that may have been previously recorded.

For an unrealized loss that is determined to be related to current market conditions, we will not record an allowance for credit losses or a write down to fair value. We will continue to monitor these securities to determine if underlying factors other than the current market conditions are contributing to the loss in value.

Based on an analysis of our fixed-maturity portfolio, we have determined our allowance for credit losses related to available-for-sale securities was not material to our financial condition or results of operations for the periods ending December 31, 2022 and 2021.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: *Investors are cautioned that certain statements in this report not based upon historical fact are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements often use words such as "estimate," "expect," "intend," "plan," "believe," "goal," "target," "anticipate," "will," "could," "likely," "may," "should," and other words and terms of similar meaning, or are tied to future periods, in connection with a discussion of future operating or financial performance. Forward-looking statements are not guarantees of future performance, are based on current expectations and projections about future events, and are subject to certain risks, assumptions and uncertainties that could cause actual events and results to differ materially from those discussed herein. These risks and uncertainties include, without limitation, uncertainties related to:*

- *our ability to underwrite and price risks accurately and to charge adequate rates to policyholders;*
- *our ability to establish accurate loss reserves;*
- *the impact of severe weather, other catastrophe events and climate change;*
- *the effectiveness of our reinsurance programs and the continued availability of reinsurance and performance by reinsurers;*
- *the secure and uninterrupted operation of the systems, facilities and business functions and the operation of various third-party systems that are critical to our business;*
- *the impacts of a security breach or other attack involving our technology systems or the systems of one or more of our vendors;*
- *our ability to maintain a recognized and trusted brand and reputation;*
- *whether we innovate effectively and respond to our competitors' initiatives;*
- *whether we effectively manage complexity as we develop and deliver products and customer experiences;*
- *our ability to attract, develop and retain talent and maintain appropriate staffing levels;*
- *the impact of misconduct or fraudulent acts by employees, agents, and third parties to our business and/or exposure to regulatory assessments;*
- *the highly competitive nature of property-casualty insurance markets;*
- *whether we adjust claims accurately;*
- *compliance with complex and changing laws and regulations;*
- *litigation challenging our business practices, and those of our competitors and other companies;*
- *the success of our business strategy and efforts to acquire or develop new products or enter into new areas of business and navigate related risks;*
- *how intellectual property rights affect our competitiveness and our business operations;*
- *the performance of our fixed-income and equity investment portfolios;*
- *the impact on our investment returns and strategies from regulations and societal pressures relating to environmental, social, governance and other public policy matters;*
- *the elimination of the London Interbank Offered Rate;*
- *our continued ability to access our cash accounts and/or convert investments into cash on favorable terms;*
- *the impact if one or more parties with which we enter into significant contracts or transact business fail to perform;*
- *legal restrictions on our insurance subsidiaries' ability to pay dividends to The Progressive Corporation;*
- *limitations on our ability to pay dividends on our common shares under the terms of our outstanding preferred shares;*
- *our ability to obtain capital when necessary to support our business and potential growth;*
- *evaluations by credit rating and other rating agencies;*
- *the variable nature of our common share dividend policy;*
- *whether our investments in certain tax-advantaged projects generate the anticipated returns;*
- *the impact from not managing to short-term earnings expectations in light of our goal to maximize the long-term value of the enterprise;*
- *the impacts of epidemics, pandemics or other widespread health risks; and*
- *other matters described from time to time in our releases and publications, and in our periodic reports and other documents filed with the United States Securities and Exchange Commission, including, without limitation, the Risk Factors section of our Annual Report on Form 10-K for the year ending December 31, 2022.*

Any forward-looking statements are made only as of the date presented. Except as required by applicable law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or developments or otherwise.

In addition, investors should be aware that accounting principles generally accepted in the United States prescribe when a company may reserve for particular risks, including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when we establish reserves for one or more contingencies. Also, our regular reserve reviews may result in adjustments of varying magnitude as additional information regarding claims activity becomes known. Reported results, therefore, may be volatile in certain accounting periods.

Supplemental Information

The Progressive Corporation and Subsidiaries

Ten Year Summary – Selected Financial Information

(unaudited)

(millions – except ratios, policies in force, per share amounts, and number of people employed)	2022	2021	2020	2019	2018
Net premiums written	$ 51,081.1	$ 46,405.2	$ 40,568.7	$ 37,577.9	$ 32,609.9
Growth	10 %	14 %	8 %	15 %	20 %
Net premiums earned	$ 49,241.2	$ 44,368.7	$ 39,261.6	$ 36,192.4	$ 30,933.3
Growth	11 %	13 %	8 %	17 %	20 %
Policies in force (thousands):					
Personal Lines	23,455.4	22,735.7	21,413.5	19,408.6	17,759.0
Growth	3 %	6 %	10 %	9 %	10 %
Commercial Lines	1,046.4	971.2	822.0	751.4	696.9
Growth	8 %	18 %	9 %	8 %	8 %
Property[1]	2,851.3	2,776.2	2,484.4	2,202.1	1,936.5
Growth[1]	3 %	12 %	13 %	14 %	32 %
Total revenues	$ 49,610.7	$ 47,702.0	$ 42,658.1	$ 39,022.3	$ 31,979.0
Underwriting margins:[2]					
Personal Lines	4.0 %	4.6 %	13.2 %	9.5 %	9.7 %
Commercial Lines	8.9 %	11.1 %	13.0 %	10.4 %	13.3 %
Property[1]	(10.5)%	(15.3)%	(7.1)%	(1.7)%	(6.9)%
Total underwriting operations	4.2 %	4.7 %	12.3 %	9.1 %	9.4 %
Net income attributable to Progressive	$ 721.5	$ 3,350.9	$ 5,704.6	$ 3,970.3	$ 2,615.3
Per common share - diluted	$ 1.18	$ 5.66	$ 9.66	$ 6.72	$ 4.42
Average equivalent common shares - diluted	587.1	587.1	587.6	587.2	586.7
Comprehensive income (loss) attributable to Progressive	$ (2,121.2)	$ 2,459.9	$ 6,291.9	$ 4,432.9	$ 2,520.1
Total assets	$ 75,465.0	$ 71,132.3	$ 64,098.3	$ 54,895.3	$ 46,575.0
Debt outstanding	$ 6,388.3	$ 4,898.8	$ 5,396.1	$ 4,407.1	$ 4,404.9
Redeemable noncontrolling interest	$ —	$ —	$ —	$ 225.6	$ 214.5
Total shareholders' equity	$ 15,891.0	$ 18,231.6	$ 17,038.6	$ 13,673.2	$ 10,821.8
Statutory surplus	$ 17,879.9	$ 16,423.7	$ 15,194.6	$ 13,671.1	$ 11,571.8
Common shares outstanding	584.9	584.4	585.2	584.6	583.2
Common share close price (at December 31)	$ 129.71	$ 102.65	$ 98.88	$ 72.39	$ 60.33
Rate of return[3]	26.8 %	10.8 %	41.4 %	25.1 %	9.3 %
Market capitalization	$ 75,867.4	$ 59,988.7	$ 57,864.6	$ 42,319.2	$ 35,184.5
Book value per common share	$ 26.32	$ 30.35	$ 28.27	$ 22.54	$ 17.71
Ratios:					
Return on average common shareholders' equity:					
Net income attributable to Progressive	4.4 %	18.6 %	35.6 %	31.3 %	24.7 %
Comprehensive income (loss) attributable to Progressive	(13.5)%	13.6 %	39.3 %	35.0 %	23.8 %
Debt to total capital[4]	28.7 %	21.2 %	24.1 %	24.4 %	28.9 %
Price to earnings	109.9	18.1	10.2	10.8	13.6
Price to book	4.9	3.4	3.5	3.2	3.4
Net premiums written to statutory surplus	2.9	2.8	2.7	2.7	2.8
Statutory combined ratio	95.3	94.8	87.9	90.5	89.9
Dividends declared per common share[5]	$ 0.40	$ 1.90	$ 4.90	$ 2.65	$ 2.5140
Number of people employed	55,063	49,077	43,326	41,571	37,346

[1] We began reporting our Property business as a segment on April 1, 2015, therefore, year-over-year growth for 2015 is not applicable (NA).

[2] Underwriting margins are calculated as pretax underwriting profit (loss), as defined in *Note 10 – Segment Information*, as a percentage of net premiums earned.

[3] Represents annual rate of return, assuming dividend reinvestment.

(millions – except ratios, policies in force, per share amounts, and number of people employed)	2017	2016	2015	2014	2013
Net premiums written	$ 27,132.1	$ 23,353.5	$ 20,564.0	$ 18,654.6	$ 17,339.7
Growth	16 %	14 %	10 %	8 %	6 %
Net premiums earned	$ 25,729.9	$ 22,474.0	$ 19,899.1	$ 18,398.5	$ 17,103.4
Growth	14 %	13 %	8 %	8 %	7 %
Policies in force (thousands):					
Personal Lines	16,075.5	14,656.8	13,764.7	13,261.9	13,056.4
Growth	10 %	6 %	4 %	2 %	3 %
Commercial Lines	646.8	607.9	555.8	514.7	514.6
Growth	6 %	9 %	8 %	0 %	(1) %
Property[1]	1,461.7	1,201.9	1,076.5	—	—
Growth[1]	22 %	12 %	NA	—	—
Total revenues	$ 26,839.0	$ 23,441.4	$ 20,853.8	$ 19,391.4	$ 18,170.9
Underwriting margins:[2]					
Personal Lines	6.9 %	4.7 %	6.5 %	6.7 %	6.6 %
Commercial Lines	7.7 %	6.4 %	15.9 %	17.2 %	6.5 %
Property[1]	(5.1)%	3.8 %	10.1 %	—	—
Total underwriting operations	6.6 %	4.9 %	7.5 %	7.7 %	6.5 %
Net income attributable to Progressive	$ 1,592.2	$ 1,031.0	$ 1,267.6	$ 1,281.0	$ 1,165.4
Per common share - diluted	$ 2.72	$ 1.76	$ 2.15	$ 2.15	$ 1.93
Average equivalent common shares - diluted	585.7	585.0	589.2	594.8	603.6
Comprehensive income (loss) attributable to Progressive	$ 1,941.0	$ 1,164.0	$ 1,044.9	$ 1,352.4	$ 1,246.1
Total assets	$ 38,701.2	$ 33,427.5	$ 29,819.3	$ 25,787.6	$ 24,408.2
Debt outstanding	$ 3,306.3	$ 3,148.2	$ 2,707.9	$ 2,164.7	$ 1,860.9
Redeemable noncontrolling interest	$ 503.7	$ 483.7	$ 464.9	$ —	$ —
Total shareholders' equity	$ 9,284.8	$ 7,957.1	$ 7,289.4	$ 6,928.6	$ 6,189.5
Statutory surplus	$ 9,664.4	$ 8,560.0	$ 7,575.5	$ 6,442.8	$ 5,991.0
Common shares outstanding	581.7	579.9	583.6	587.8	595.8
Common share close price (at December 31)	$ 56.32	$ 35.50	$ 31.80	$ 26.99	$ 27.27
Rate of return[3]	61.6 %	14.7 %	20.9 %	5.3 %	30.9 %
Market capitalization	$ 32,761.3	$ 20,586.5	$ 18,558.5	$ 15,864.7	$ 16,247.5
Book value per common share	$ 15.96	$ 13.72	$ 12.49	$ 11.79	$ 10.39
Ratios:					
Return on average common shareholders' equity:					
Net income attributable to Progressive	17.8 %	13.2 %	17.2 %	19.1 %	17.7 %
Comprehensive income (loss) attributable to Progressive	21.7 %	14.9 %	14.2 %	20.1 %	19.0 %
Debt to total capital[4]	26.3 %	28.3 %	27.1 %	23.8 %	23.1 %
Price to earnings	20.7	20.2	14.8	12.6	14.1
Price to book	3.5	2.6	2.5	2.3	2.6
Net premiums written to statutory surplus	2.8	2.7	2.7	2.9	2.9
Statutory combined ratio	92.8	94.8	91.8	92.1	93.4
Dividends declared per common share[5]	$ 1.1247	$ 0.6808	$ 0.8882	$ 0.6862	$ 1.4929
Number of people employed	33,656	31,721	28,580	26,501	26,145

[4]Ratio reflects debt as a percent of debt plus shareholders' equity; redeemable noncontrolling interest is not part of this calculation.

[5]Represents dividends pursuant to the dividend policy in place for the applicable year, plus special cash dividends of $1.00 per common share in 2013 (see *Note 14 – Dividends* for further discussion).

The Progressive Corporation and Subsidiaries
Performance Graph
(unaudited)

The following performance graph compares the performance of Progressive's Common Shares (PGR) to the Standard & Poor's 500 Stock Index (S&P 500 Index), the Standard & Poor's 500 Property & Casualty Insurance Index (S&P 500 P/C Group), and the Value Line Property/Casualty Industry Group (Value Line P/C Group) for the last five years. In 2022, we changed our peer group to the S&P 500 P/C Group. We are disclosing our prior peer group, Value Line P/C Group, for comparative purposes; however, we are unable to disclose all five years due to the unavailability of that peer group data for the current year.

Cumulative Five-Year Total Return*

PGR, S&P 500 Index, S&P 500 P/C Group, Value Line P/C Group (Performance Results through 12/31/22)


$300
$200
$100
$0
2017
2018
2019
2020
2021
2022
PGR
S&P 500 Index
S&P 500 P/C Group
Value Line P/C Group

For the years ended December 31,	(Assumes $100 was invested at the close of trading on December 31, 2017) 2018	2019	2020	2021	2022
PGR	$ 109.32	$ 136.71	$ 193.28	$ 214.19	$ 271.60
S&P 500 Index	95.60	125.71	148.76	191.43	156.72
S&P 500 P/C Group	95.31	119.97	127.56	149.90	178.18
Value Line P/C Group	99.34	126.46	131.36	180.11	NA

NA = Not available

*Assumes reinvestment of dividends

Quantitative Market Risk Disclosures

(unaudited)

Quantitative market risk disclosures are only presented for market risk categories when risk is considered material. Materiality is determined based on the fair value of the financial instruments at December 31, 2022, and the potential for near-term losses from reasonably possible near-term changes in market rates or prices. The discussion below relates to instruments entered into for purposes other than trading; we had no trading financial instruments at December 31, 2022 and 2021. See *Management's Discussion and Analysis of Financial Condition and Results of Operations* for our discussion of the qualitative information about market risk.

Financial instruments subject to interest rate risk were:

	Fair Value				
(millions)	**-200 bps Change**	**-100 bps Change**	**Actual**	**+100 bps Change**	**+200 bps Change**
U.S. government obligations	$ 27,145.5	$ 26,131.3	$ 25,167.4	$ 24,256.3	$ 23,395.6
State and local government obligations	2,090.8	2,036.5	1,977.1	1,912.9	1,843.7
Foreign government obligations	16.6	16.0	15.5	14.9	14.4
Asset-backed securities	10,265.4	10,075.7	9,894.9	9,722.1	9,558.7
Corporate securities	9,940.7	9,676.2	9,412.7	9,153.8	8,906.3
Preferred stocks	1,477.9	1,436.9	1,397.5	1,359.6	1,323.4
Short-term investments	2,861.7	2,861.7	2,861.7	2,861.7	2,861.7
Total at December 31, 2022	$ 53,798.6	$ 52,234.3	$ 50,726.8	$ 49,281.3	$ 47,903.8
Total at December 31, 2021	$ 48,771.6	$ 47,863.2	$ 46,455.6	$ 45,027.6	$ 43,598.8

Exposure to risk is represented in terms of changes in fair value due to selected hypothetical movements in market rates. Bonds and preferred stocks are individually priced to yield to the worst case scenario, which includes any issuer-specific features, such as a call option. Asset-backed securities and state and local government housing securities are priced assuming deal specific prepayment scenarios, considering the deal structure, prepayment penalties, yield maintenance agreements, and the underlying collateral.

Financial instruments subject to equity market risk were:

	Fair Value		
(millions)	**-10%**	**Actual**	**+10%**
Common equities at December 31, 2022	$ 2,541.7	$ 2,821.5	$ 3,101.3
Common equities at December 31, 2021	$ 4,532.3	$ 5,058.5	$ 5,584.7

The model represents the estimated value of our common equity portfolio given a +/-10% change in the market, based on the common stock portfolio's weighted average beta of 1.0 for 2022 and 1.04 for 2021. The beta is derived from recent historical experience, using the S&P 500 as the market surrogate. The historical relationship of the common stock portfolio's beta to the S&P 500 is not necessarily indicative of future correlation, as individual company or industry factors may affect price movements. Betas are not available for all securities. In such cases, the change in fair value reflects a direct +/-10% change; the portion of our securities without betas is 1.4%.

The Progressive Corporation and Subsidiaries
Net Premiums Written by State
(unaudited)

($ in millions)	2022		2021		2020		2019		2018	
Florida	$ 7,144.6	14.0 %	$ 6,290.7	13.6 %	$ 5,533.7	13.6 %	$ 5,233.4	13.9 %	$ 4,700.9	14.4 %
Texas	6,089.3	11.9	5,343.5	11.5	4,530.5	11.2	4,081.0	10.8	3,388.6	10.4
California	2,867.1	5.6	2,585.1	5.6	2,241.2	5.5	2,208.8	5.9	1,836.0	5.6
Georgia	2,443.8	4.8	2,147.7	4.6	1,860.9	4.6	1,645.3	4.4	1,452.9	4.5
New York	2,056.1	4.0	2,008.6	4.3	1,932.8	4.8	1,843.2	4.9	1,699.0	5.2
Michigan	2,014.9	4.0	1,962.7	4.2	1,797.6	4.4	1,673.5	4.4	1,423.7	4.4
Ohio	1,708.9	3.3	1,563.0	3.4	1,404.2	3.4	1,339.5	3.6	1,194.0	3.7
Pennsylvania	1,670.2	3.3	1,504.8	3.2	1,327.2	3.3	1,268.3	3.4	1,157.4	3.5
New Jersey	1,599.9	3.1	1,417.5	3.1	1,242.0	3.1	1,192.3	3.2	1,088.1	3.3
Louisiana	1,258.9	2.5	1,154.4	2.5	1,039.4	2.6	965.6	2.6	856.5	2.6
All other	22,227.4	43.5	20,427.2	44.0	17,659.2	43.5	16,127.0	42.9	13,812.8	42.4
Total	$51,081.1	100.0 %	$46,405.2	100.0 %	$40,568.7	100.0 %	$37,577.9	100.0 %	$32,609.9	100.0 %

Insurance Quotes, Claims Reporting, and Customer Service

	Personal autos, motorcycles, recreational vehicles, homeowners, other property, and renters	Commercial autos/trucks, business property, and general liability
To receive a quote	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-888-806-9598 progressivecommercial.com
To report a claim	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-800-PROGRESSIVE (1-800-776-4737) progressivecommercial.com
For customer service:		
If you bought your policy directly through Progressive online or by phone	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-800-PROGRESSIVE (1-800-776-4737) progressivecommercial.com
If you bought your policy through an independent agent or broker	1-800-925-2886 (1-800-300-3693 in California) progressive.com/agent	1-800-895-2886 progressivecommercial.com
If you bought your policy through an independent agent or broker for the state of California	1-800-300-3693 Driveinsurance.com	1-800-895-2886 progressivecommercial.com

In addition, iPhone® and Android® users can download the Progressive App to start a quote, report a claim, or service a policy.

Principal Office
The Progressive Corporation
6300 Wilson Mills Road
Mayfield Village, Ohio 44143
440-461-5000
progressive.com

Annual Meeting The Annual Meeting of Shareholders will take place on Friday, May 12, 2023, at 10:00 a.m., eastern time. This meeting will be held by online webcast only. You will be able to attend and participate in the Annual Meeting via live webcast by visiting virtualshareholdermeeting.com/PGR2023. To participate in the meeting, you must have your 16-digit control number that is shown on your proxy card. You will not be able to attend the Annual Meeting in person.

Online Annual Report and Proxy Statement Our 2022 Annual Report to Shareholders can be found at: progressive.com/annualreport.

Our 2023 Proxy Statement and 2022 Annual Report to Shareholders, in a PDF format, can be found at: progressiveproxy.com.

Shareholder/Investor Relations Progressive does not maintain a mailing list for distribution of shareholders' reports. To view Progressive's publicly filed documents, shareholders can access our website: progressive.com/sec. To view our earnings and other releases, access: progressive.com/financial-releases.

For financial-related information or to request copies of Progressive's publicly filed documents free of charge, write to: The Progressive Corporation, Investor Relations, 6300 Wilson Mills Road, Box W33, Mayfield Village, Ohio 44143, email: investor_relations@progressive.com, or call: 440-395-2222.

For all other company information, call: 440-461-5000 or access our website at: progressive.com/contactus.

Transfer Agent and Registrar *Registered Shareholders:* If you have questions or changes to your account and your Progressive common shares are registered in your name, write to: American Stock Transfer & Trust Company, Attn: Operations Center, 6201 15th Avenue, Brooklyn, NY 11219; phone: 1-866-709-7695; email: help@astfinancial.com; or visit their website at: astfinancial.com.

Beneficial Shareholders: If your Progressive common shares are held in a brokerage or other financial institution account, contact your broker or financial institution directly regarding questions or changes to your account.

Common Shares, Holders, and Dividends The Progressive Corporation's common shares are traded on the New York Stock Exchange (symbol PGR). There were 1,750 shareholders of record on January 31, 2023. Progressive currently has a dividend policy under which the Board expects to declare regular, quarterly common share dividends and, on at least an annual basis, to consider declaring an additional variable common share dividend. The dividend policy can be found at: progressive.com/dividend.

Counsel Baker & Hostetler LLP, Cleveland, Ohio

Corporate Governance Progressive's Corporate Governance Guidelines and Board Committee Charters are available at: progressive.com/governance.

Accounting Complaint Procedure Any employee or other interested party with a complaint or concern regarding accounting, internal accounting controls, or auditing matters relating to Progressive may report such complaint or concern directly to the Chairperson of the Audit Committee, as follows:

Stuart B. Burgdoerfer, Chair of the Audit Committee, auditchair@progressive.com.

Any such complaint or concern also may be reported anonymously over the following toll-free Alertline: 1-800-683-3604 or online at: progressivealertline.com.

Progressive will not retaliate against any individual by reason of his or her having made such a complaint or reported such a concern in good faith. View the complete procedures at: progressive.com/governance.

Contact Non-Management Directors Interested parties have the ability to contact the non-management directors as a group by sending a written communication clearly addressed to the non-management directors to either of the following:

Lawton W. Fitt, Chairperson of the Board, The Progressive Corporation, email: chair@progressive.com; or

Daniel P. Mascaro, Secretary, The Progressive Corporation, 6300 Wilson Mills Road, Mayfield Village, Ohio 44143 or email: secretary@progressive.com.

The recipient will forward communications so received to the non-management directors.

Whistleblower Protections Progressive will not retaliate against any officer or employee of Progressive because of any lawful act done by the officer or employee to provide information or otherwise assist in investigations regarding conduct that the officer or employee reasonably believes to be a violation of federal securities laws or of any rule or regulation of the Securities and Exchange Commission. View the complete Whistleblower Protections at: progressive.com/governance.

Charitable Contributions We contribute to: (i) The Insurance Institute for Highway Safety to further its work in reducing the human trauma and economic costs of auto accidents; (ii) Humble Design, a nonprofit organization we partnered with to furnish homes for families and veterans transitioning from homelessness; and, (iii) The Progressive Insurance Foundation.

To more broadly represent our employees and their communities, The Progressive Insurance Foundation provides funds to national charitable organizations identified by our Employee Resource Groups and to eligible 501(c)(3) charitable organizations chosen by each participating employee's recommendation, without requiring the employee to contribute. Over the last five years, the funds provided by The Progressive Insurance Foundation related to employee recommended contributions and, prior to 2022, an employee matching program averaged approximately $5 million per year.

Social Responsibility and Sustainability Progressive uses an online format to communicate our social responsibility efforts, and we see sustainability as part of the value we bring to our shareholders, customers, employees, agents, and communities. Our social responsibility and sustainability reports can be found at: progressive.com/socialresponsibility and progressive.com/sustainability, respectively.

Directors

Philip Bleser[1,5,7]
Retired Chairman of Global Corporate Banking,
JPMorgan Chase & Co.
(financial services)

Stuart B. Burgdoerfer[1,6,7]
Retired Executive Vice President and
Chief Financial Officer,
L Brands, Inc.
(retailing)

Pamela J. Craig[3,6,7]
Retired Chief Financial Officer,
Accenture PLC
(global management consulting)

Charles A. Davis[4,7]
Chief Executive Officer,
Stone Point Capital LLC
(private equity investing)

Roger N. Farah[2,3,5,7]
Retired Executive Director,
Tory Burch LLC
(retailing)

Lawton W. Fitt[2,4,5,7]
Chairperson of the Board,
The Progressive Corporation
Retired Partner,
Goldman Sachs Group
(financial services)

Susan Patricia Griffith[2]
President and
Chief Executive Officer,
The Progressive Corporation

Devin C. Johnson[6,7]
President and Chief Operating Officer,
The SpringHill Company
(global consumer and entertainment)

Jeffrey D. Kelly[1,7]
Retired Chief Operating Officer and
Chief Financial Officer,
RenaissanceRe Holdings Ltd.
(reinsurance services)

Barbara R. Snyder[3,7]
President,
The Association of American Universities
(higher education)

Jan E. Tighe[3,6,7]
United States Navy, Vice Admiral, Retired
(military)

Kahina Van Dyke[4,6,7]
Global Head, Digital Channels and
Client Data Analytics,
Standard Chartered PLC
(international banking)

1 Audit Committee Member
2 Executive Committee Member
3 Compensation Committee Member
4 Investment & Capital Committee
 Member
5 Nominating & Governance
 Committee Member
6 Technology Committee Member
7 Independent Director

Corporate Officers

Lawton W. Fitt
Chairperson of the Board
(non-executive)

Susan Patricia Griffith
President
and Chief Executive Officer

John P. Sauerland
Vice President
and Chief Financial Officer

Daniel P. Mascaro
Vice President, Secretary,
and Chief Legal Officer

Patrick S. Brennan
Treasurer

Mariann Wojtkun Marshall
Vice President, Assistant Secretary,
and Chief Accounting Officer

Other Executive Officers

Karen B. Bailo
Commercial Lines President

Jonathan S. Bauer
Chief Investment Officer

Steven A. Broz
Chief Information Officer

Patrick K. Callahan
Personal Lines President

William L. Clawson II
Chief Human Resources Officer

Remi Kent
Chief Marketing Officer

John Murphy
Claims President

Lori Niederst
Customer Relationship Management
President

Andrew J. Quigg
Chief Strategy Officer

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6300 Wilson Mills Road
Mayfield Village, Ohio 44143

progressive.com
440.461.5000

